As filed with the Securities and Exchange Commission on April 30, 2025
Securities Act File
No. 333-278920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Pre-Effective
Amendment No.
Post-Effective Amendment No. 2

First Eagle Private Credit Fund
(Exact name of registrant as specified in its charter)

1345 Avenue of the Americas
New York,
NY
10105
(Address of Principal Executive Offices)
Registered Telephone Number, Including Area Code: (212)
698-3300
(Address and telephone number, including area code, of principal executive offices)
Sabrina Rusnak-Carlson
c/o First Eagle Alternative Credit, LLC
500 Boylston Street,
Suite
1250
Boston,
MA
02116
David P. O’Connor
c/o First Eagle Investment Management, LLC
1345 Avenue of the Americas
New York, NY 10105
(Name and address of agent for service)

COPIES TO:
Christopher P. Healey, Esq.
Davis Polk & Wardwell LLP
1050 17
th
Street NW, Washington, DC 20036

Approximate Date of Commencement of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.
☐	immediately upon filing pursuant to paragraph (b) of Rule 486.
☒	on May 1, 2025 pursuant to paragraph (b) of Rule 486.
☐	60 days after filing pursuant to paragraph (a) of Rule 486.
☐	on (date) pursuant to paragraph (a) of Rule 486.
If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☒	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).
☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).
Explanatory Note
This Post-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement on Form
N-2,
as amended (No.
333-278920)
of First Eagle Private Credit Fund (the “Registrant”) is being filed pursuant to Rule 486(b) under the Securities Act of 1933, as amended, to provide updated financial information and make certain other non-material
changes to the Registrant’s prospectus. This Amendment is organized as follows: (a) Prospectus and (b) Part C Information relating to the Registrant.
No new interests in the Registrant are being registered by this filing. The registration fee was paid in connection with Registrant’s previous filings.

Prospectus
First Eagle Private Credit Fund
Class S, Class D and Class I Shares
Maximum Offering of $5,000,000,000

First Eagle Private Credit Fund (“
we
,” “
us
,” “
our
,” or the “
Fund
”) is a Delaware statutory trust with investment objectives to generate returns in the form of current income and, to a lesser extent, long-term capital appreciation of investments. Under normal circumstances, we expect that the majority of our total assets will be in private credit investments to U.S. private companies through (i) directly originated first lien senior secured cash flow loans, (ii) directly originated asset-based loans, (iii) club deals (directly originated first lien senior secured loans or asset-based loans in which the Fund co-invests
with a small number of third party private debt providers), (iv) second lien loans and (v) broadly syndicated loans, Rule 144A high yield bonds and other debt securities (the investments described in this sentence, collectively, “
Private Credit
”). Under normal circumstances, we will invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in private credit investments (loans and other credit instruments that are issued in private offerings or issued by private U.S. or
non-U.S.
companies). This policy may be changed by the Board, and with at least 60 days’ prior notice to shareholders, upon the completion of the Fund’s next repurchase offer (so long as such repurchase offer is not oversubscribed). To a lesser extent, we will also invest in broadly syndicated loans of publicly traded issuers, publicly traded high yield bonds and equity securities. We expect that investments in broadly syndicated loans and high yield bonds will generally be more liquid than other Private Credit assets and will likely be used to initially deploy capital upon receipt of subscriptions and may also be used for the purposes of maintaining and managing liquidity for our share repurchase program and cash management, while also presenting an opportunity for attractive investment returns.
We are a
non-diversified,
closed-end
management investment company that has elected to be regulated as a business development company (“
BDC
”) under the Investment Company Act of 1940, as amended (“
1940 Act
”). We elected to be treated for tax purposes, and intend to qualify annually thereafter, as a regulated investment company (“
RIC
”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “
Code
”). We are externally managed by First Eagle Investment Management, LLC (“
FEIM
” or the “
Adviser
”). The Adviser oversees the management of the Fund’s activities and supervises the activities of the investment subadviser, First Eagle Alternative Credit, LLC (“
FEAC
” or the “
Subadviser
” and, together with the Adviser, the “
Advisers
”). FEAC, an alternative credit adviser that is a wholly owned subsidiary of FEIM, serves as the Fund’s investment subadviser. Our investment activities are managed by the Advisers and supervised by our board of trustees (the “
Board
” or “
Board of Trustees
” and each member of the Board of Trustees, each a “
Trustee
”), a majority of whom are not “interested persons” (as defined in the 1940 Act) of the Fund.
We are offering on a continuous basis up to $5,000,000,000 of our common shares of beneficial interest (“
Common Shares
”). We are offering to sell any combination of three classes of Common Shares—Class S shares, Class D shares and Class I shares—with a dollar value up to the maximum offering amount. The share classes have different ongoing shareholder servicing and/or distribution fees. The underwriters in this offering are not required to sell a minimum number of Common Shares. The purchase price per share for each class of Common Shares sold in this offering will equal our net asset value (“
NAV
”) per share, as of the effective date of the monthly share purchase date. This is a “best efforts” offering, which means that FEF Distributors, LLC, the intermediary manager for this offering (the “
Intermediary Manager
”), will use its best efforts to sell shares through selling agents, but is not obligated to purchase or sell any specific amount of shares in this offering.
Prior to the commencement of this offering, the Fund conducted a separate private offering (the “
Private Offering
”) of Class I Common Shares to (i) accredited investors (as defined in Regulation D under the Securities Act of 1933, as amended (the “
Securities Act
”)) and (ii) in the case of shares sold outside the United States, to persons that are not “U.S. persons” (as defined in Regulation S under the Securities Act) in reliance on exemptions from the registration requirements of the Securities Act for an aggregate dollar amount of $303.7 million, of which, $0 remains undrawn. The terms of this prospectus applicable to Class I Common Shares apply equally to the Common Shares sold in the Private Offering. The Fund expects to continue to conduct a private offering to sell Common Shares outside the United States to persons that are not “U.S. persons” (as defined in Regulation S under the Securities Act).

Investing in our Common Shares involves a high degree of risk. You should purchase our Common Shares only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 31 of this prospectus. Also consider the following:

•	We have limited prior operating history and there is no assurance that we will achieve our investment objectives.

•	Our Board may amend our third amended and restated agreement and declaration of trust (the “ Declaration of Trust ”) without prior shareholder approval.

•
The majority of our portfolio investments will be recorded at fair value as determined in good faith by the Adviser, as valuation designee pursuant to Rule
2a-5
under the 1940 Act, pursuant to policies and procedures approved by the Board and under the oversight of the Board, and, as a result, there could be uncertainty as to the value of our portfolio investments.

•
Because subscriptions must be submitted at least five (5) business days prior to the first calendar day of each month, you will not know the NAV per share at which you will be subscribing at the time you subscribe.

•	You should not expect to be able to sell your Common Shares regardless of how we perform.

•	We do not intend to list our Common Shares on any securities exchange, and we do not expect a secondary market in our Common Shares to develop prior to any listing.

•	Because you may be unable to sell your Common Shares, your ability to reduce your exposure in any market downturn will be limited.

•
We intend to implement a share repurchase program, but only a limited number of Common Shares will be eligible for repurchase and repurchases will be subject to available liquidity and other significant restrictions.

•	An investment in our Common Shares is not suitable for you if you need access to the money you invest in a specified time frame. See “Suitability Standards” and “Share Repurchase Program.”

•	You will bear substantial fees and expenses in connection with your investment. See “Fees and Expenses.”

•
We cannot guarantee that we will make distributions, and if we do, we may fund such distributions from sources other than cash flow from operations, including the sale of assets, borrowings, return of capital or offering proceeds, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources.

•
Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Adviser, FEAC or their affiliates, that may be subject to reimbursement to the Adviser, FEAC or their affiliates. The repayment of any amounts owed to our affiliates will reduce future distributions to which you would otherwise be entitled. For the avoidance of doubt, the Advisers’ waiver of management, incentive and subadvisory fees pursuant to the Advisory Fee Waivers is not subject to future recoupment in favor of the Advisers.

•
When we use leverage, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us. Leverage may also adversely affect the return on our assets, reduce cash available for distribution to our shareholders and result in losses.

•	We may default under our credit facilities.

•	Provisions in a credit facility may limit our investment discretion.

•
We qualify as an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act, as amended (the “
JOBS Act
”), and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

•	Our investments in prospective private and middle market portfolio companies are risky, and we could lose all or part of our investment.

•	Our investments in lower credit quality obligations are risky and highly speculative, and we could lose all or part of our investment.

•	We may not be in a position to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies that could decrease the value of our investments.

•	The Advisers and their affiliates, senior management and employees have certain conflicts of interest, including with respect to the allocation of investment opportunities.

•	We may be obligated to pay the Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

•
If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a BDC or be precluded from investing according to our current business strategy, which would have a material adverse effect on our business, financial condition and results of operations, including, but not limited to, the tax status of any distributions.

Neither the SEC nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Securities regulators have also not passed upon whether this offering can be sold in compliance with existing or future suitability or conduct standards including the ‘Regulation Best Interest’ standard to any or all purchasers.
The use of forecasts in this offering is prohibited. Any oral or written predictions about the amount or certainty of any cash benefits or tax consequences that may result from an investment in our Common Shares is prohibited. No one is authorized to make any statements about this offering different from those that appear in this prospectus.

	Price to the Public (1)	Sales Load (2)	Proceeds to Us Before Expenses (3)
Maximum Offering (4)	$5,000,000,000		$5,000,000,000
Class S Shares, per Common Share	N/A	None	$1,666,666,667
Class D Shares, per Common Share	N/A	None	$1,666,666,667
Class I shares, per Common Share	$23.97	None	$1,666,666,667

(1)
Shares of each class of our Common Shares were initially offered at $25.00 per share, and are currently being offered on a continuous basis at a price per share equal to the NAV per share for such class. As of March 31, 2025, the NAV per share of our Class I shares was $23.97. No Class S shares or Class D shares were outstanding as of such date.

(2)
Neither the Fund nor the Intermediary Manager will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and a 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees or brokerage commissions on Class I shares.

(3)
We and, ultimately, holders of certain classes of our Common Shares, will also pay the following shareholder servicing and/or distribution fees to the Intermediary Manager, subject to Financial Industry Regulatory Authority, Inc. (“
FINRA
”) limitations on underwriting compensation: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares; and (b) for Class D shares only, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fees will be paid with respect to the Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will also pay or reimburse certain organizational and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution” and “Use of Proceeds.” FINRA defines “underwriting compensation” as any payment, right, interest, or benefit received or to be received by a participating member from any source for underwriting, allocation, distribution, advisory and other investment banking services in connection with a public offering. The total underwriting compensation and total organizational and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering. Proceeds are calculated before deducting shareholder servicing and/or distribution fees or organizational and offering expenses payable by us, which are paid over time. For the period from the effective date of the Fund’s registration statement relating to this offering through June 30, 2025, the Advisers have agreed to waive all management fees, incentive fees and subadvisory fees (the “
Advisory Fee Waiver
”) payable to them under the Advisory Agreement and Subadvisory Agreement (collectively, the “
Advisory Agreements
”). For the period from July 1, 2025 through December 31, 2025, the Advisers have agreed to waive 50% of the base management fee and 100% of the incentive fee (together with the Advisory Fee Waiver, the “
Advisory Fee Waivers
”) payable to them under the Advisory Agreements. The Advisory Fee Waivers are not revocable during their terms and amounts waived pursuant to the Advisory Fee Waivers will not be subject to any right of future recoupment in favor of FEIM and FEAC. From the effective date of the Fund’s registration statement relating to this offering through the term of the Expense Support and Conditional Reimbursement Agreement (the “
Expense Support Agreement
”), which shall be at least 24 months from the effective date of the Fund’s registration statement, the Adviser has agreed to advance all of the Fund’s Other Operating Expenses (as defined in the prospectus) to the effect that such expenses do not exceed 1.00% (on an annualized basis) of the Fund’s NAV. The Expense Support Agreement is not revocable during its term. The Fund is obligated to reimburse the Adviser and/or its affiliates, as applicable, for such advanced expenses only if certain conditions are met.

(4)
The table assumes that all Common Shares are sold in the continuous offering, with 1/3 of the gross offering proceeds from the sale of Class S shares, 1/3 from the sale of Class D shares, and 1/3 from the sale of Class I shares. The number of Common Shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from this assumption. The proceeds may differ from that shown if the then-current NAV at which Common Shares are sold varies from that shown and/or additional Common Shares are registered. We may issue additional Common Shares under our dividend reinvestment plan outside of this offering. See “Dividend Reinvestment Plan.”

This prospectus contains important information you should know before investing in the Common Shares. Please read this prospectus before investing and keep it for future reference. We also file periodic and current reports, proxy statements and other information about us with the SEC. This information is available free of charge by contacting us at 1345 Avenue of the Americas, New York, NY 10105, calling us at
212-698-3300
or visiting our website located at www.FEPCF.com. Information on our website is not incorporated into or a part of this prospectus. The SEC also maintains a website at www.sec.gov that contains this information.

The date of this prospectus is May 1, 2025

SUITABILITY STANDARDS
The Common Shares offered through this prospectus are
suitable
only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment. We have established financial suitability standards for initial shareholders in this offering which require that a purchaser of shares have either:

•	a gross annual income of at least $70,000 and a net worth of at least $70,000, or

•	a net worth of at least $250,000.
For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.
In addition, we will not sell the Common Shares to investors in the states named below unless they meet special suitability standards set forth below:
Alabama
—In addition to the suitability standards set forth above, an investment in us will only be sold to Alabama residents that have a liquid net worth of at least 10 times their investment in us and our affiliates.
California
—California residents may not invest more than 10% of their liquid net worth in us and must have either (a) a liquid net worth of $350,000 and annual gross income of $65,000 or (b) a liquid net worth of $500,000. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) are not subject to the foregoing investment concentration limit.
Idaho
— Purchasers residing in Idaho must have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. Additionally, the total investment in us shall not exceed 10% of their liquid net worth.
Iowa
—Iowa investors must: (i) have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings); and (ii) limit their aggregate investment in this offering and in the securities of other non-traded
business development companies (“
BDCs
”) to 10% of such investor’s liquid net worth (liquid net worth should be determined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities).
Kansas
—The Securities Commissioner of Kansas recommends that Kansas investors limit their aggregate investment in our securities and other similar investments to not more than 10% of their liquid net worth. For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.
Kentucky
—A Kentucky investor may not invest more than 10% of its liquid net worth in us or our affiliates. “Liquid net worth” is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.
Maine
—The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

i

Massachusetts
—Massachusetts investors must have either (a) a minimum liquid net worth of $100,000 and a minimum annual gross income of $85,000 or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a Massachusetts investor’s investment in us, our affiliates and other non-publicly-traded
direct investment programs (including real estate investment trusts, BDCs, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed 10% of his or her liquid net worth.
Missouri
—In addition to the suitability standards set forth above, Missouri residents may not invest more than 10% of their liquid net worth in us.
Nebraska
—In addition to the suitability standards set forth above, Nebraska investors must limit their aggregate investment in this offering and the securities of other business development companies to 10% of such investor’s net worth. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, (the “
Securities Act
”) are not subject to the foregoing investment concentration limit.
New Jersey
—New Jersey investors must have either (a) a minimum liquid net worth of $100,000 and a minimum annual gross income of $85,000 or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates and other non-publicly-traded
direct investment programs (including real estate investment trusts, BDCs, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed 10% of his or her liquid net worth.
New Mexico
—In addition to the general suitability standards listed above, a New Mexico investor may not invest, and we may not accept from an investor more than 10% of that investor’s liquid net worth in shares of us, our affiliates and in other non-traded
business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.
North Dakota
—Purchasers residing in North Dakota must have a net worth of at least ten times their investment in us.
Ohio
—Purchasers residing in Ohio may not invest more than 10% of their liquid net worth in us, our affiliates, and other non-traded
BDCs. For purposes of Ohio’s suitability standard, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities. This condition does not apply, directly or indirectly, to federally covered securities.
Oklahoma
—Purchasers residing in Oklahoma may not invest more than 10% of their liquid net worth in us.
Oregon
—In addition to the suitability standards set forth above, Oregon investors may not invest more than 10% of their liquid net worth in us and our affiliates. “Liquid net worth” is defined as net worth excluding the value of the investor’s home, home furnishings and automobiles.
Puerto Rico
—Purchasers residing in Puerto Rico may not invest more than 10% of their liquid net worth in us, our affiliates and other non-traded
business development companies. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) consisting of cash, cash equivalents and readily marketable securities.

Tennessee
—Purchasers residing in Tennessee must have a liquid net worth of at least ten times their investment in us.
Vermont
—Accredited investors in Vermont, as defined in 17 C.F.R. §230.501, may invest freely in this offering. In addition to the suitability standards described above, non-accredited
Vermont investors may not purchase an amount in this offering that exceeds 10% of the investor’s liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings or automobiles) minus total liabilities.
The Advisers, those selling shares on our behalf, and participating brokers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of the Common Shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years after the information is used to determine that an investment in our Common Shares is suitable and appropriate for each investor. In making this determination, the participating broker, registered investment adviser, authorized representative or other person selling the Common Shares will, based on a review of the information provided by the investor, consider whether the investor:

•	meets the minimum income and net worth standards established in the investor’s state;

•	can reasonably benefit from an investment in our Common Shares based on the investor’s overall investment objectives and portfolio structure;

•	is able to bear the economic risk of the investment based on the investor’s overall financial situation, including the risk that the investor may lose its entire investment; and

•	has an apparent understanding of the following:

•	the fundamental risks of the investment;

•	the risk that the investor may lose its entire investment;

•	the lack of liquidity of our Common Shares;

•	the background and qualification of the Advisers; and

•	the tax consequences of the investment.
In addition to investors who meet the minimum income and net worth requirements set forth above, our Common Shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the 1940 Act, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase Common Shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.
In addition to the suitability standards established herein, (i) a participating broker may impose additional suitability requirements and investment concentration limits to which an investor could be subject and (ii) various states may impose additional suitability standards, investment amount limits and alternative investment limitations.
Broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and establishes a “best interest” obligation for broker-dealers and their associated persons when making recommendations of any securities transaction or investment strategy involving securities to a retail customer. The obligations of Regulation Best Interest are in addition to, and may be more restrictive than, the suitability requirements listed above. When making such a recommendation to a retail customer, a broker-dealer must, among other things, act in the best interest of the retail customer at the time a recommendation is made, without placing its interests ahead of its retail customer’s interests. Reasonable alternatives to the Fund, such as listed entities, exist and may have lower expenses, less complexity and/or lower investment risk than the Fund. Certain investments in listed entities may involve lower or no commissions at the time of initial purchase. A broker-dealer may satisfy the best interest standard imposed by Regulation Best Interest by meeting disclosure, care, conflict of interest and compliance obligations. Regulation Best Interest also requires registered investment advisers and registered broker-dealers to provide a brief relationship summary to retail investors. This relationship summary, referred to as Form CRS, is not a prospectus. Investors should refer to the prospectus for detailed information about this offering before deciding to purchase Common Shares. Currently, there is no administrative or case law interpreting Regulation Best Interest and the full scope of its applicability on brokers participating in our offering cannot be determined at this time. In addition to Regulation Best Interest, certain states, including Massachusetts, have adopted or may adopt state-level standards that seek to further enhance the broker-dealer standard of conduct to a fiduciary standard for all broker-dealer recommendations made to retail customers in their states. In comparison to the standards of Regulation Best Interest, the Massachusetts fiduciary standard, for example, requires broker-dealers to adhere to the duties of utmost care and loyalty to customers. The Massachusetts standard requires a broker-dealer to make recommendations without regard to the financial or any other interest of any party other than the retail customer, and that broker-dealers must make all reasonably practicable efforts to avoid conflicts of interest, eliminate conflicts that cannot reasonably be avoided, and mitigate conflicts that cannot reasonably be avoided or eliminated.

ABOUT THIS PROSPECTUS
Please carefully read the information in this prospectus and any accompanying prospectus supplements, which we refer to collectively as the “prospectus.” You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.
We will disclose the NAV per share of each class of our Common Shares for each month when available on our website at www.FEPCF.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.
The words “we,” “us,” “our” and the “Fund” refer to First Eagle Private Credit Fund, together with its consolidated subsidiaries, if any.
Citations included herein to industry sources are used only to demonstrate third-party support for certain statements made herein to which such citations relate. Information included in such industry sources unrelated to the statements made herein are not part of this prospectus and should not be relied upon.

v

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that involve substantial known and unknown risks, uncertainties and other factors. Undue reliance should not be placed on such statements. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our company, our current and prospective portfolio investments, our industry, our beliefs and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “will,” “may,” “continue,” “believes,” “seeks,” “estimates,” “would,” “could,” “should,” “targets,” “projects,” and variations of these words and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements include these words. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including:

•	our, or our portfolio companies’, future business, operations, operating results or prospects;

•
changes in political, economic or industry conditions, including as a result of changes in U.S. presidential administrations or Congress, changes in the interest rate environment, inflation, pandemic-related or other widespread health crises, inflation, supply chain disruptions, instability in the banking system, and the conflicts between Russia and Ukraine and in the Middle East, which could result in changes in the value of our assets;

•	our business prospects and the prospects of the companies in which we may invest;

•	the impact of increased competition and the investments that we expect to make;

•	our ability to raise sufficient capital to execute our investment strategy;

•	the ability of our portfolio companies to achieve their objectives;

•	our current and expected financing arrangements and investments;

•	the adequacy of our cash resources, financing sources and working capital;

•	the timing and amount of cash flows, distributions and dividends, if any, from our portfolio companies;

•	our contractual arrangements and relationships with third parties;

•
actual and potential conflicts of interest with First Eagle Holdings, Inc. and its subsidiaries and affiliated entities (collectively, “First Eagle”), the Adviser, the Subadviser, their affiliates and their investment teams;

•	the dependence of our future success on the general economy and its effect on the industries in which we may invest;

•	our use of financial leverage;

•	the timing, form, amount, or our ability to make distributions;

•	the ability of the Adviser and the Subadviser to locate suitable investments for us and to monitor and administer our investments;

•	the ability of the Adviser, the Subadviser or their affiliates to attract and retain highly talented professionals;

•	our ability to qualify and maintain our qualification as a BDC and as a RIC under the Code;

•	the impact on our business of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended, and the rules and regulations issued thereunder (the “ Dodd-Frank Act ”);

•
the impact of changes in laws or regulations (including the interpretation thereof), including tax laws, governing our operations or the operations of our portfolio companies or the operations of our competitors;

•	the effect of changes to tax legislation and our tax position;

•	the tax status of the enterprises in which we may invest;

•
an economic downturn and the time period required for robust economic recovery therefrom, which will likely have a material impact on our portfolio companies’ results of operations and financial condition for its duration, which could lead to the loss of some or all of our investments in such portfolio companies and have a material adverse effect on our results of operations and financial condition;

•
upon entry into an agreement with a lender, a contraction of available credit and/or an inability to access capital markets or additional sources of liquidity could have a material adverse effect on our results of operations and financial condition and impair our lending and investment activities;

•	interest rate volatility could adversely affect our results, particularly given that we use leverage as part of our investment strategy;

•
currency fluctuations could adversely affect the results of our investments in foreign companies, particularly to the extent that we receive payments denominated in foreign currency rather than U.S. dollars;

•
risks associated with possible disruption in our or our portfolio companies’ operations due to wars and other forms of conflict, terrorist acts, security operations and catastrophic events or natural disasters, such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics;

•	the impact of information technology system failures, data security breaches, data privacy compliance, network disruptions and cybersecurity attacks; and

•
the risks, uncertainties and other factors we identify in “Risk Factors” in this prospectus, and in our other filings with the Securities and Exchange Commission (“SEC”) that we make from time to time.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of the assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this prospectus and any accompanying prospectus supplement should not be regarded as a representation by us that our plans and objectives will be achieved. These risks and uncertainties include those described or identified in the section entitled “
Risk Factors
” in this prospectus and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus or any prospectus supplement or other information incorporated herein by reference, as applicable. Moreover, we assume no duty and do not undertake to update the forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “
Exchange Act
”).
Discussions containing forward-looking statements may be found in the sections titled “Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our first Annual Report on Form
10-K,
as well as any amendments reflected in subsequent filings with the SEC.
We have based the forward-looking statements included in this prospectus, any prospectus supplement, free writing prospectus and documents incorporated by reference into this prospectus on information available to us on the applicable date of the relevant document. Actual results could differ materially from those anticipated in our forward-looking statements and future results could differ materially from historical performance. You are advised to consult any additional disclosures that we may make directly to you or through reports that we have filed or in the future may file with the SEC, including annual reports on Form
10-K,
quarterly reports on Form
10-Q
and current reports on Form
8-K.
This prospectus, any prospectus supplement, free writing prospectus and documents incorporated by reference into this prospectus contains or may contain statistics and other data that have been obtained from or compiled from information made available by third-party service providers. We have not independently verified such statistics or data.

PROSPECTUS SUMMARY
This prospectus summary highlights certain information contained elsewhere in this prospectus. This is only a summary, and it may not contain all of the information that is important to you. Before deciding to invest in this offering, you should carefully read this entire prospectus, including the “Risk Factors” section.

Q:	What is First Eagle Private Credit Fund?

A:
We are a
non-diversified
closed-end
management investment company that was formed as a statutory trust in Delaware on October 20, 2021, commenced operations on July 10, 2023, and has elected to be regulated as a business development company (“
BDC
”) under the Investment Company Act of 1940, as amended (“
1940 Act
”). We are externally managed by First Eagle Investment Management, LLC (“
FEIM
” or the “
Adviser
”). The Adviser oversees the management of the Fund’s activities and supervises the activities of the investment subadviser, First Eagle Alternative Credit, LLC (“
FEAC
” or the “
Subadviser
” and, together with the Adviser, the “
Advisers
”). FEAC, an alternative credit adviser that is a wholly-owned subsidiary of FEIM, serves as the Fund’s investment subadviser. In addition, we elected to be treated for tax purposes, and intend to qualify annually thereafter, as a regulated investment company (“
RIC
”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “
Code
”). Our investment activities are managed by the Advisers and supervised by our board of trustees (the “
Board
” or “
Board of Trustees
” and each member of the Board of Trustees, each a “
Trustee
”), a majority of whom are not “interested persons” (as defined in the 1940 Act) of the Fund.

Q:	Who are FEIM, FEAC and First Eagle?

A:
FEIM serves as our investment adviser and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “
Advisers Act
”). Subject to the supervision of the Board of Trustees, FEIM is responsible for managing our business affairs. FEAC, an alternative credit adviser that is a wholly-owned subsidiary of FEIM, is registered as an investment adviser under the Advisers Act and serves as our investment subadviser and is responsible for our investment activities.

The Adviser is located at 1345 Avenue of the Americas, New York, NY 10105. The Adviser is a subsidiary of First Eagle Holdings, Inc. (together with its affiliates, “
First Eagle
”). A controlling interest in First Eagle is owned by BCP CC Holdings L.P., a Delaware limited partnership (“
BCP CC Holdings
”). BCP CC Holdings is indirectly controlled by Blackstone Inc. (“
Blackstone
”) and Corsair Capital LLC (“
Corsair
”). Investment vehicles indirectly controlled by Blackstone and Corsair (collectively, “
Blackstone/Corsair
”) and certain
co-investors
own a majority economic interest in First Eagle and the Advisers through BCP CC Holdings. The Adviser is dedicated to providing prudent stewardship of client assets. First Eagle focuses on active and fundamental investing, with a strong emphasis on downside protection and without adhering to a specific benchmark. Over a long history dating back to 1864, the Adviser has sought to help its clients avoid permanent impairment of capital and earn attractive returns through varied economic cycles. The Adviser’s clients include the First Eagle Funds, the First Eagle Variable Funds, the First Eagle Credit Opportunities Fund, other pooled vehicles, corporations, foundations, major retirement plans and high net worth individuals. As of December 31, 2024, the Adviser had approximately $144 billion under management.
1
The financial statements and other information about the First Eagle Funds, the First Eagle Variable Funds and the First Eagle Credit Opportunities Fund can be found at www.sec.gov.
FEAC is located at 500 Boylston Street, Suite 1250, Boston, MA 02116. FEAC, in its capacity as an alternative credit group of the Adviser, is an alternative credit investment manager for both direct lending

1
The total AUM represents the combined AUM of (i) FEIM, (ii) its subsidiary investment advisers, First Eagle Separate Account Management, LLC, FEAC and Napier Park Global Capital LLC (“Napier Park”), and (iii) Regatta Loan Management LLC, an advisory affiliate of Napier Park. The total AUM includes $0.6 billion of committed and other non-fee-paying
capital from FEAC and $3.4 billion of committed and other
non-fee-paying
capital from Napier Park.

and tradable credit investments through public and private vehicles, commingled funds, including collateralized loan obligations (“
CLOs
”), and separately managed accounts. FEAC was formed in 2009 under the name THL Credit Advisors LLC (“
THL Credit
”). In January 2020, THL Credit was acquired by the Adviser and subsequently renamed. As of December 31, 2024, FEAC has approximately $17.1 billion of assets under management.
2
FEAC is owned by the Adviser. The Adviser will oversee and review the performance of FEAC and make recommendations to the Board with respect to the retention of FEAC and the renewal of contracts. The Adviser may also provide investment advisory services directly to the Fund.
On March 3, 2025, First Eagle Holdings, Inc. announced a definitive agreement under which funds managed by Genstar Capital will make a majority investment in First Eagle Holdings, Inc. First Eagle Holdings, Inc. is the parent company to the Advisers. Genstar Capital is a private equity firm focused on investments in targeted segments of the financial services, healthcare, industrials and software industries.
The transaction will involve the buyout of all interests in First Eagle Holdings, Inc. currently held by funds indirectly controlled by Blackstone Inc. and Corsair Capital LLC and certain related co-investors. The
transaction is expected to be completed in the second half of 2025, subject to customary closing conditions, including obtaining necessary fund and client consents and customary regulatory approvals.
As required under the 1940 Act, the closing of the transaction will be deemed an “assignment” of the current investment advisory agreement between the Fund and the Adviser, the current subadvisory agreement between the Fund, the Adviser and the Subadviser, and the current intermediary manager agreement between the Fund and FEF Distributors, LLC, which will result in automatic termination of the agreements. On April 17, 2025, the Board approved a new substantially identical investment advisory agreement with FEIM, a new substantially identical subadvisory agreement with FEAC (together, the “
New Advisory Agreements
”) and a new intermediary manager agreement between the Fund and FEF Distributors, LLC. The New Advisory Agreements will be presented to the shareholders of the Fund for approval, and, if so approved by shareholders, will take effect upon closing of the transaction or such later time as shareholder approval is obtained.
The transaction is not expected to result in any change in the portfolio management of the Fund or in the Fund’s investment objectives or policies.

Q:	What are your investment objectives?

A:	The Fund’s investment objectives are to generate returns in the form of current income and, to a lesser extent, long term capital appreciation of investments.

2
Amounts shown reflect the fair value of invested capital, which includes any related unfunded delayed draw commitments and/or unfunded revolving credit facilities, and outstanding committed investor capital for any investment vehicles, partnerships, and separately managed accounts for which FEAC provides advisory services. Certain investment vehicles managed by FEAC can enter into credit facilities which allow such investment vehicles to incur borrowings for investment purposes in excess of the committed investor capital. The committed amount of such credit facilities, whether drawn or undrawn, may be included in the assets under management by FEAC. For CLOs and related warehouses, the aggregate par value of the underlying collateral plus cash is included in the assets under management by FEAC. FEAC’s measure of AUM for these purposes may differ from the calculations employed by other investment managers and, as a result, may not be directly comparable to similar measures presented by other investment managers. This measure also differs from the manner in which FEAC is required to report “Regulatory Assets Under Management” on Form ADV and Form PF.

Q:	What is your investment strategy?

A:
Under normal circumstances, we expect that the majority of our total assets will be in Private Credit investments (as defined below in “What types of investments do you intend to make?”). We will seek to meet our investment objectives by:

•	utilizing the experience and expertise of the investment team of the Subadviser, along with the broader resources of the Subadviser in sourcing, evaluating and structuring transactions;

•
employing a defensive investment approach focused on long-term credit performance and principal protection, generally investing in loans with asset coverage ratios and interest coverage ratios that the Subadviser believes provide substantial credit protection, and also seeking favorable financial protections, including, where the Subadviser believes is appropriate, one or more financial maintenance covenants;

•
focusing on loans and securities of U.S. private companies, and to some extent
non-U.S.
companies, but we do not expect to invest in emerging markets. In many market environments, we believe such a focus offers an opportunity for superior risk-adjusted returns; and

•	maintaining rigorous portfolio monitoring and risk management process, in an attempt to anticipate and preempt negative credit events within our portfolio.

Q:	What types of investments do you intend to make?

A:
Under normal circumstances, we expect that the majority of our total assets will be invested in private credit investments to U.S. private companies through (i) directly originated first lien senior secured cash flow loans, (ii) directly originated asset-based loans, (iii) club deals (directly originated first lien senior secured loans or asset-based loans in which the Fund co-invests
with a small number of third party private debt providers), (iv) second lien loans and (v) broadly syndicated loans, Rule 144A high yield bonds and other debt securities (the investments described in this sentence, collectively, “
Private Credit
”). Under normal circumstances, we will invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in private credit investments (loans and other credit instruments that are issued in private offerings or issued by private U.S. or
non-U.S.
companies). This policy may be changed by the Board, and with at least 60 days’ prior notice to shareholders, upon the completion of the Fund’s next repurchase offer (so long as such repurchase offer is not oversubscribed). To a lesser extent, we will also invest in broadly syndicated loans of publicly traded issuers, publicly traded high yield bonds and equity securities. We expect that investments in broadly syndicated loans and high yield bonds will generally be more liquid than other Private Credit assets and will likely be used to initially deploy capital upon receipt of subscriptions and may also be used for the purposes of maintaining and managing liquidity for our share repurchase program and cash management, while also presenting an opportunity for attractive investment returns.

Most of our investments are in U.S. private companies, but, subject to compliance with BDCs’ requirement to invest at least 70% of its assets in Eligible Portfolio Companies (as defined below), we also expect to invest to some extent in
non-U.S.
companies, but we do not expect to invest in emerging markets. No individual issuer or borrower in which we invest will represent more than 20% of our total assets. We also intend to co-invest
with other FEIM and FEAC clients, subject to the conditions included in the
Co-Investment
Order (as defined below) that FEIM and FEAC have received from the SEC. We believe that such co-investments
may afford us additional investment opportunities and an ability to achieve greater diversification.
The loans in which we invest will generally pay floating interest rates based on a variable base rate. The senior secured loans and bonds in which we will invest generally have stated terms of five to eight years. However, we may invest in securities with any maturity or duration. Loans and securities purchased in the secondary market will generally have shorter remaining terms to maturity than newly issued investments. We expect most of our debt investments will generally have credit quality consistent with below investment grade securities. To the extent a nationally recognized statistical rating organization rates our debt, it generally will carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investors Service, Inc., or lower than
“BBB-”
by S&P Global Ratings or Fitch Ratings).
A cash flow loan is a loan that is underwritten primarily based on cash flow generated by the borrower, specifically EBITDA (a company’s earnings before interest, taxes, depreciation, and amortization), in addition to a lien on substantially all of the assets of the borrower and any other secured party. A cash flow loan differs from an asset-based loan because an asset-based loan is underwritten based on the liquidation value of certain assets of the borrower or guarantors. Unless otherwise specified, the term “loan” will include both cash flow and asset-based loans, as well as any other loans in which the Fund may invest.
We may, but are not required to, enter into interest rate, foreign exchange or other derivative agreements to hedge interest rate, currency, credit or other risks, but we do not generally intend to enter into any such derivative agreements for speculative purposes. Any derivative agreements entered into for speculative purposes are not expected to be material to our business or results of operations. Hedging activities, which will be in compliance with applicable legal and regulatory requirements, may include the use of futures, options, swaps and forward contracts. We will bear the costs incurred in connection with entering into, administering and settling any such derivative contracts. There can be no assurance any hedging strategy we employ will be successful.
To seek to enhance our returns, we intend to employ leverage as market conditions permit and subject to oversight by our Board and the limitations set forth in the 1940 Act. Pursuant to the 1940 Act, we are required to have asset coverage of at least 150% (i.e., the amount of debt may not exceed two-thirds
of the value of our assets) and may be prohibited from taking certain actions if that requirement is not met. We intend to use leverage in the form of borrowings, including loans from certain financial institutions and the issuance of debt securities. We may also use leverage in the form of the issuance of preferred shares, but do not currently intend to do so. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. Any such leverage, if incurred, would be expected to increase the total capital available for investment by us. The costs incurred in connection with any leverage obtained will be borne by the Fund, and consequently the Fund’s shareholders.
Our investments are subject to a number of risks. See “Investment Objectives and Strategies” and “Risk Factors.”

Q:	What is an originated loan?

A:
An originated loan is a loan that is sourced by FEAC and where we lend directly to the borrower and hold the loan generally on our own or only with other FEIM and FEAC affiliates and in some cases, third-party lenders. This is distinct from a syndicated loan, which is generally originated by a bank and then syndicated, or sold, in several pieces to other investors. Originated loans are generally held until maturity or until they are refinanced by the borrower. Syndicated loans often have liquid markets and can be traded by investors.

Q:	What capabilities does FEIM offer?

A:	The Adviser believes that they possess the following capabilities:
With a heritage dating back to 1864, FEIM has served as a prudent steward of client capital across market cycles, varying macroeconomic conditions and numerous disruptive events. This tradition remains central to FEIM’s mission today. Distinguished by disciplined and unconventional thinking, a global perspective and the long term alignment of interests, FEIM’s actively managed strategies—which feature equities, fixed income and currencies, alternative credit and real assets—offer clients a range of differentiated risk-return profiles backed by a shared emphasis on mitigating downside risk.

Though execution may differ by strategy, FEIM is guided by a set of core tenets that sustains its culture while also allowing philosophical autonomy among its talented portfolio management teams:

•	Fundamental, bottom-up research

•	Absolute-return orientation

•	Macro awareness and insight

•	High conviction threshold

•	Resilient, long term capital

Q:	What capabilities does FEAC offer?

A :	The Subadviser believes that it possesses the following capabilities that distinguish it from other capital providers to lower middle market companies:
Experienced Management Team.
The members of each of the Investment Committees (as defined below) have an average of 28 years of experience in private debt lending and investing at all levels of the capital structure including but not limited to leverage lending, high yield and equities. Each Investment Committee member brings a distinct investment perspective and skill set by virtue of their complementary collective experiences as both debt and equity investors through multiple business and credit cycles. Each Investment Committee member is experienced in the investing and operation of business development companies and interval funds.
Integrated Business Model/Relationship with Tradable Credit Strategy of FEAC.
FEAC’s underwriting team is centrally located in Chicago alongside the investment professionals of their Tradable Credit strategy creating an open, collaborative and centralized credit culture. FEAC’s Direct Lending team regularly collaborates with the Tradable Credit industry experts which has created significant synergies and idea generation.
Proprietary Sourcing Capabilities.
FEAC takes a proactive,
hands-on
and creative approach to investment sourcing. FEAC’s disciplined origination process includes proprietary tools and resources and employs a national platform with a regional focus. With personnel located in Boston, Chicago, Dallas and New York, FEAC has a deep and diverse relationship network in the debt capital and private equity markets. These activities and relationships provide an important channel through which the Fund generates potential investment opportunities consistent with its investment strategy. FEAC has activities and relationships with private equity sponsors, investment bankers, middle market senior lenders, commercial bankers (national, regional and local), lawyers, accountants and business brokers. FEAC actively utilizes these activities, relationships and networks to source and execute attractive investments, and maintain a database and set of reports where the details of all potential investment opportunities are tracked. Further, we believe the investment history and long-standing reputation of the direct lending investment professionals and Investment Committee Members (as defined below) provides us an early look at new investment opportunities.
Disciplined Investment Process.
FEAC’s comprehensive underwriting methodology and monitoring processes have been implemented across the team. Additionally, the Investment Committee Members are supported by an experienced operational and administrative team.
Experience and Continuity with Respect to Tradable Credit.
The Tradable Credit Team is one of the oldest and most experienced bank loan managers in the leveraged loan space. The Tradable Credit Investment Committee has, on average, over 30 years of experience managing bank loans. FEAC believes this continuity offers valuable perspective and investment insight. With over 220 issuers within the Tradable Credit portfolios, FEAC’s Tradable Credit analyst credit ratio is very low, allowing for deeper analysis of credits than many of its peers.

Q:	What is the market opportunity?

A:
Regulatory changes enacted in the aftermath of the global financial crisis led many traditional lenders like banks to limit their exposures to certain balance sheet risks, including the extension of credit to middle market corporate borrowers. Since then, an array of nonbank financial institutions—including asset managers, BDCs, CLOs, hedge funds and insurers—have stepped in to fill the resulting void, recognizing that strong risk-adjusted returns could be generated by providing bespoke lending solutions to this large but underserved segment of the U.S. economy.

While middle market companies—which currently number about 200,000 in the U.S.—generate approximately
one-third

of total private sector GDP, they tend to be too small to individually access the public debt and equity markets. We define middle market companies to mean companies with annual earnings before interest, taxes, depreciation and amortization, or EBITDA, generally between $5 million and $50 million, as may be adjusted for market disruptions, mergers and acquisitions-related charges and synergies, and other items. Although lower middle market companies have historically relied on local and regional banks for their financing needs, alternative lenders from nonbank financial institutions have increasingly become a source of credit for such companies. Many of these lower middle market companies are controlled or partially owned by private equity firms that require capital for growth, acquisitions, recapitalizations, refinancings and leveraged buyouts and, as such, are a key source of demand for loans. There has been a significant increase in the number of private equity firms focused on this highly fragmented part of the economy, typically bringing specific industry expertise to “buy and build” an aggregation of smaller businesses.
The rise of alternative lenders has become well documented with asset management firms like FEAC offering investors access to a private lending world that was previously unavailable to them. Direct lenders, such as FEAC, partner with borrowers and their sponsors to create customized financing solutions that meet each borrower’s needs and timeline. In exchange, these alternative lenders typically have more influence over loan structures and protective covenants, greater control of any potential workout or restructuring in the event of default and increased access to management teams, all of which can help support comprehensive due diligence and rigorous underwriting. Private lending opportunities are available across the debt stack, and each category has its own unique risk-return profile. First lien, senior-secured loans are the most popular and, in FEAC’s view, offer the most attractive risk-return profile.
FEAC believes direct lending offers credit exposure to U.S. corporate borrowers without some of the accompanying investment risks found in traditional fixed income investment options. FEAC believes direct lending loans provide insulation from interest rate risk because of their floating rate coupons. Generally, they are also less prone to market technical dynamics since they are not actively traded and have limited credit rating migration risk since they are either not rated or held in vehicles that are not highly sensitive to ratings changes. We believe tighter deal structures, lower leverage and robust lender protections have driven lower default rates and higher recovery rates over time. In fact, private credit has historically displayed attractive risk-adjusted returns, relative to fixed income.

Q:	Why do you intend to invest in broadly syndicated loans in addition to originated loans?

A:
In order to provide liquidity for share repurchases, and manage cash during our ramp-up
phase and before investing subscription proceeds into originated loans, we intend to generally maintain and manage, under normal circumstances, an allocation to broadly syndicated loans and other liquid investments. We expect these investments to enhance our risk/return profile and serve as a source of liquidity for the Fund.

3	Source: National Center for the Middle Market, Mid-Year 2024 Report.
4	Source: National Center for the Middle Market, Mid-Year 2024 Report.
5	Source: National Center for the Middle Market, Mid-Year 2024 Report.

Q:	What is the Subadviser’s investment philosophy?

A:
The Subadviser’s investment philosophy focuses on capital preservation, relative value and establishing partnerships with portfolio companies. It is the Subadviser’s expectation that this multifaceted focus should generate consistent, attractive, risk-adjusted returns coupled with low volatility.

Capital Preservation.
The Subadviser believes that the key to capital preservation is comprehensive and fundamental credit analysis. The Subadviser takes a long-term view of our investments and portfolio with the perspective that most of our investments may need to endure through economic cycles.
Relative Value.
Relative value is an essential part of every investment decision. Relative value is determined in a variety of ways including comparisons to other opportunities available in the same asset class and with portfolio companies in the same or similar industries. Relative value is also analyzed across asset classes (senior vs. subordinate, secured vs. unsecured, debt vs. equity) to ensure that the return of a potential investment is appropriate relative to its position in the capital structure.

Q:	Will you use leverage?

A:
Yes. We intend to employ leverage as market conditions permit and subject to oversight by our Board of Trustees and the limitations set forth in the 1940 Act to seek to enhance our returns. Pursuant to the 1940 Act, we are required to have asset coverage of at least 150% (i.e., the amount of debt may not exceed two-thirds
of the value of our assets) and may be prohibited from taking certain actions if that requirement is not met. We intend to use leverage in the form of borrowings, including loans from certain financial institutions and the issuance of debt securities. We may also use leverage in the form of the issuance of preferred shares, but do not currently intend to do so. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook and other factors at the time of any proposed borrowing. We expect such borrowings to primarily be in the form of loans from banks, including any borrowings under the Loan and Service Agreement (the “
Credit Facility
”) we entered into on September 22, 2023 with Morgan Stanley Senior Funding, Inc., who serves as administrative agent, U.S. Bank Trust Company, National Association, as collateral agent, U.S. Bank National Association, as account bank and collateral custodian, and FEPC Fund Servicer, LLC, a wholly-owned subsidiary of the Fund, as servicer under the Credit Facility, that provides a commitment of $350 million, and borrowing under the Loan and Security Agreement (the “
BSL Credit Facility
”) we entered into on April 9, 2025 with JPMorgan Chase Bank, National Association, as administrative agent, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, U.S. Bank National Association, as securities intermediary, and First Eagle Private Credit Fund BSL SPV I, LLC, a wholly owned subsidiary of the Fund, as borrower under the BSL Credit Facility, that provides a secured credit facility of $100 million with a feature that allows the Borrower, under certain circumstances, to increase the overall size of the Loan Agreement to a maximum of $250 million, or our issuance of senior securities to banks, insurance companies, funds, institutional investors and other lenders and investors.

Any leverage, if incurred, would be expected to increase the total capital available for investment by us. The costs incurred in connection with any leverage obtained will be borne by the Fund, and consequently the Fund’s shareholders. See “Risk Factors—Risks Relating to Debt Financing” and “Regulation—Leverage and Senior Securities; Coverage Ratio.”

Q:	How will the Fund be allocated investment opportunities?

A:
The 1940 Act generally prohibits BDCs from making certain negotiated co-investments
with affiliates absent an order from the SEC permitting the BDC to do so. The SEC granted the Advisers an exemptive order that will allow us to co-invest
in portfolio companies with certain other funds managed by the Advisers or their affiliates (“
Affiliated Funds
”) and proprietary accounts of the Advisers or their affiliates (“
Proprietary Accounts
”) in a manner consistent with the Fund’s investment objective, positions, policies,

strategies and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with certain conditions (the “
Co-Investment
Order
”). The Fund, the Advisers and certain Affiliated Funds have applied for an updated form of relief, which offers certain additional benefits for the Fund and its Affiliated Funds and would supersede the current relief if granted by the SEC. Until such updated relief is granted, the funds intend to continue to rely on the
Co-Investment
Order. See “Regulation—Exemptive Relief.” In situations where co-investment
with other entities sponsored or managed by the Advisers or their affiliates is not permitted
or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, the Advisers will need to decide whether the Fund or such other entity or entities will proceed with the investment. The Advisers will make these determinations based on its policies and procedures, which will generally require that such opportunities be offered to eligible accounts on a basis that is fair and equitable over time. This reduces the number of transactions in which the Fund can participate and makes it more difficult for the Fund to implement its investment objective.
Pursuant to the
Co-Investment
Order, the Fund is permitted to
co-invest
with Affiliated Funds and/or First Eagle Proprietary Accounts (each as defined in the
Co-Investment
Order) if, among other things, a “required majority” (as defined in Section 57(o) of the 1940 Act) or our Independent Trustees make certain conclusions in connection with a co-investment
transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching of the Fund or its shareholders on the part of any person concerned and (2) the transaction is consistent with the interests of the Fund’s shareholders and is consistent with its investment objective and strategies. Pursuant to such
Co-Investment
Order, the Fund’s Board may establish objective criteria (“
Board Criteria
”) clearly defining
co-investment
opportunities in which the Fund will have the opportunity to participate with one or more BDCs and closed-end
funds managed by the Advisers, including us (collectively, the “
FE Funds
”), and other public or private funds managed by the Advisers that target similar assets. If an investment falls within the Board Criteria, FEAC must offer an opportunity for the FE Funds to participate. A FE Fund may determine to participate or not to participate, depending on whether FEAC determines that the investment is appropriate for the FE Funds (e.g., based on investment strategy). If FEAC determines that such investment is not appropriate for us, the investment will not be allocated to us, but FEAC will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board at the next quarterly board meeting.

Q:	How is an investment in your Common Shares different from listed BDCs or a private BDC?

A:	An investment in our Common Shares generally differs from an investment in listed BDCs in a number of ways, including:

•
Shares of listed BDCs are priced by the trading market, which is influenced generally by numerous factors, not all of which are related to the underlying value of the entity’s assets and liabilities. Prior to the commencement of the Private Offering, our Board, rather than the “market,” determined the initial offering price of our Common Shares in its sole discretion after considering the initial public offering prices per share of other blind pool privately offered BDCs. For Common Shares sold pursuant to this offering, the initial price per Common Share will be based on the current NAV of each class of Common Shares. The estimated value of our assets and liabilities is used to determine our NAV. The NAV of non-traded
BDCs may be subject to volatility related to the values of their underlying assets.

•
An investment in our Common Shares has limited or no liquidity outside of our share repurchase program and our share repurchase program may be modified, suspended or terminated
. In contrast, an investment in a listed BDC is a liquid investment, as shares can be sold on an exchange at any time the exchange is open.

•	Some listed BDCs are self-managed, whereas our investment operations are externally managed by the Advisers.

•
Listed BDCs may be reasonable alternatives to the Fund and may be less costly and less complex with fewer and/or different risks than we have. Such listed BDCs will likely have historical performance that investors can evaluate and transactions for listed securities often involve nominal or no commissions.

•
Unlike the offering of a listed BDC, this offering will be registered in every state in which we are offering and selling shares and, therefore, subject to certain state laws and requirements. As a result, we include certain limits in our governing documents that are not typically provided for in the charter of a listed BDC. For example, our third amended and restated agreement and declaration of trust (the “
Declaration of Trust
”) limits the fees we may pay to the Adviser. A listed BDC does not typically provide for these restrictions within its charter. A listed BDC is, however, subject to the governance requirements of the exchange on which its shares are traded, including requirements relating to its board of directors, audit committee, independent director oversight of executive compensation and the director nomination process, code of conduct, shareholder meetings, related party transactions, shareholder approvals and voting rights. Although we expect to follow many of these same governance guidelines, there is no requirement that we do so unless it is required for other reasons. Both listed BDCs and non-traded
BDCs are subject to the requirements of the 1940 Act and the Exchange Act.

An investment in our Common Shares in this offering differs from an investment in a BDC offered through private placement in several ways, including:

•
Our Common Shares in this offering may be purchased by any investor who meets the minimum suitability requirements described under “Suitability Standards” in this prospectus. While the standard varies by state, it generally requires that a potential investor has either (i) both net worth and annual net income of $70,000 or (ii) net worth of at least $250,000 (for this purpose, net worth does not include an investor’s home, home furnishings and personal automobiles). In contrast, privately placed BDCs are generally only sold to investors that qualify as either an “accredited investor” as defined under Regulation D under the Securities Act, or as a “qualified purchaser” as defined under the 1940 Act.

•
Purchases of our Common Shares in this offering must be fully funded at the time of subscription. In contrast, investors typically make an upfront commitment in the context of a privately placed BDC and their capital is subsequently called over time as investments are made.

•
We have a perpetual life and may continue to take in new capital on a continuous basis at a value generally equal to our NAV per share. We intend to continually originate new investments to the extent we raise additional capital. We intend to also regularly recycle capital from our existing investors into new investments. In contrast, privately placed BDCs may have a finite offering period and an associated designated time period for investment. In addition, many privately placed BDCs have either a finite life or time period by which a liquidity event must occur or fund operations must be wound down, which may limit the ability of the fund to recycle investments.

Q:	For whom may an investment in your Common Shares be appropriate?

A:	An investment in our Common Shares may be appropriate for you if you:

•	meet the minimum suitability standards described above under “Suitability Standards;”

•	are able to hold your Common Shares as a long-term investment and do not need liquidity from your investment quickly in the near future;

•	seek to allocate a portion of your investment portfolio to a direct investment vehicle with an income-oriented portfolio of primarily U.S. credit investments;

•	seek to receive current income through regular distribution payments; and

•	wish to obtain the potential benefit of long-term capital appreciation.
We cannot assure you that an investment in our Common Shares will allow you to realize any of these objectives. An investment in our Common Shares is only intended for investors who do not need the ability to sell their Common Shares quickly in the future since we are not obligated to offer to repurchase any of our Common Shares. The determination to offer to repurchase shares in any particular quarter is solely at the Board of Trustees’ discretion and we are not obligated to offer to repurchase shares in any particular quarter, or at all. See “Share Repurchase Program.”

Q:	Are there any risks involved in buying your Common Shares?

A:
Investing in our Common Shares involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objectives and, therefore, you should purchase our Common Shares only if you can afford a complete loss of your investment. An investment in our Common Shares involves significant risks and is intended only for investors with a long-term investment horizon and who do not require immediate liquidity or guaranteed income. Some of the more significant risks relating to an investment in our Common Shares include those listed below:

•	We have limited prior operating history and there is no assurance that we will achieve our investment objectives.

•	Our Board may amend our Declaration of Trust without prior shareholder approval.

•
The majority of our portfolio investments will be recorded at fair value as determined in good faith the Adviser, as valuation designee pursuant to Rule
2a-5
under the 1940 Act, pursuant to policies and procedures approved by the Board and under the oversight of the Board, and, as a result, there could be uncertainty as to the value of our portfolio investments.

•
Because subscriptions must be submitted at least five (5) business days prior to the first calendar day of each month, you will not know the NAV per share at which you will be subscribing at the time you subscribe.

•	You should not expect to be able to sell your Common Shares regardless of how we perform.

•	We do not intend to list our Common Shares on any securities exchange, and we do not expect a secondary market in our Common Shares to develop prior to any listing.

•	Because you may be unable to sell your Common Shares, your ability to reduce your exposure in any market downturn will be limited.

•
We intend to implement a share repurchase program, but only a limited number of Common Shares will be eligible for repurchase and repurchases will be subject to available liquidity and other significant restrictions.

•	An investment in our Common Shares is not suitable for you if you need access to the money you invest in a specified time frame. See “Suitability Standards” and “Share Repurchase Program.”

•	You will bear substantial fees and expenses in connection with your investment. See “Fees and Expenses.”

•
We cannot guarantee that we will make distributions, and if we do, we may fund such distributions from sources other than cash flow from operations, including the sale of assets, borrowings, return of capital or offering proceeds, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources.

•	Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Adviser, FEAC or their affiliates, that may be subject to reimbursement to the Adviser, FEAC or their affiliates. The repayment of any amounts owed to our affiliates will reduce future distributions to which you would otherwise be entitled. For the avoidance of doubt, the Advisers’ waiver of management, incentive and subadvisory fees pursuant to the Advisory Fee Waivers is not subject to future recoupment in favor of the Advisers.

•
When we use leverage, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us. Leverage may also adversely affect the return on our assets, reduce cash available for distribution to our shareholders and result in losses.

•	We may default under our credit facilities.

•	Provisions in a credit facility may limit our investment discretion.

•
We qualify as an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act, as amended (the “
JOBS Act
”), and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

•	Our investments in prospective private and middle market portfolio companies are risky, and we could lose all or part of our investment.

•	Our investments in lower credit quality obligations are risky and highly speculative, and we could lose all or part of our investment.

•	We may not be in a position to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies that could decrease the value of our investments.

•	The Advisers and their affiliates, senior management and employees have certain conflicts of interest, including with respect to the allocation of investment opportunities.

•	We may be obligated to pay the Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

•
If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a BDC or be precluded from investing according to our current business strategy, which would have a material adverse effect on our business, financial condition and results of operations, including, but not limited to, the tax status of any distributions.

Q:	Do you currently own any investments?

A:
Yes. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “The Fund’s Current Portfolio,” and the financial statements included herein for information on our investments. As of March 31, 2025, the NAV per share for our Class I Common Shares was $23.97 per share. No Class S shares or Class D shares were outstanding as of such date.

Q:	What is the role of your Board of Trustees?

A:
We operate under the direction of our Board of Trustees, the members of which are accountable to us and our common shareholders as fiduciaries. We have six (6) Trustees, five (5) of whom are not “interested persons” of the Fund or of the Advisers as defined in Section 2(a)(19) of the 1940 Act and are “independent,” as determined by our Board (the “
Independent Trustees
”). Our Independent Trustees are responsible for, among other things, reviewing the performance of the Advisers and approving the compensation paid to the Advisers and their affiliates. The names and biographical information of our trustees are provided under “Management of the Fund—Board of Trustees—Trustees.”

Q:	What is the difference between the Class S, Class D and Class I Common Shares being offered?

A:
We are offering to the public three classes of Common Shares, Class S shares, Class D shares and Class I shares. The differences among the share classes relate to ongoing shareholder servicing and/or distribution fees. In addition, although neither the Fund nor FEF Distributors, LLC, the intermediary manager for this offering (the “
Intermediary Manager
”), will charge upfront sales loads with respect to Class S shares, Class D shares or Class I shares, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees on Class I shares. See “Description of Our Shares” and “Plan of Distribution” for a discussion of the differences between our Class S, Class D and Class I shares.

Assuming a constant NAV per share of $25.00, we expect that a one-time
investment in 400 shares of each class of our Common Shares (representing an aggregate NAV of $10,000 for each class) would be subject to the following shareholder servicing and/or distribution fees:

	Annual Shareholder Servicing and/or Distribution Fees	Total Over Five Years
Class S	$85.00	$425.00
Class D	$25.00	$125.00
Class I	$—	$—
Class S shares are available through brokerage and transaction-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating intermediaries that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating intermediaries that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and trustees and their immediate family members, as well as officers and employees of the Advisers or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S or Class D shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged for a number of Class I shares with an equivalent NAV. Before making your investment decision, please consult with your investment advisor regarding your account type and the classes of Common Shares you may be eligible to purchase.
Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a broker providing the following ongoing services with respect to the Class S or Class D shares, including, but not limited to: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request and assistance with share repurchase requests. If a broker is not eligible to receive the shareholder servicing and/or distribution fee due to failure to perform under the applicable agreement, the Intermediary Manager will not reallow (pay) the shareholder servicing and/or distribution fee to such broker that the broker otherwise would have been eligible to receive. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase. A broker is not required to provide these services to Class I shares, which have no shareholder servicing and/or distribution fees.
If you are eligible to purchase all three classes of shares, then in most cases you should purchase Class I shares because participating brokers will not charge transaction or other fees, including upfront placement fees or brokerage commissions, on Class I shares and Class I shares have no shareholder servicing and/or distribution fees, which will reduce the NAV or distributions of the other share classes. If you are eligible to purchase Class S shares and Class D shares but not Class I shares, then you should consider that Class D shares have lower annual shareholder servicing and/or distribution fees than Class S shares. You should inquire with your broker or financial representative about the type of account in which the shares will be held, including whether such account may be subject to an asset-based fee, and which classes of shares you may be eligible to purchase, as well as any additional fees or costs associated with your potential investment.

Q:	What is the per share purchase price?

A:	Shares of each class of our Common Shares will be issued on a monthly basis at a price per share equal to the then-current NAV per share, as described below.
Each class of our Common Shares has different ongoing distribution and/or servicing fees, which will reduce the NAV or, alternatively, the distributions payable, with respect to shares of such classes. As a result, each class of our Common Shares may have a different purchase price per share. See “Determination of Net Asset Value.”

Q:	How will your NAV per share be calculated?

A:
The NAV per share of a class of our outstanding Common Shares is determined monthly by dividing the value of total assets minus liabilities by the total number of that class of Common Shares outstanding at the date as of which the determination is made.

The Board recognizes that proper valuation of the Fund’s assets is critical to the operations of the Fund. Accordingly, the Board approved portfolio pricing procedures in light of the requirements of Section 2(a)(41) of the 1940 Act, Rule
2a-5
thereunder and positions of the SEC. The Board retains ultimate responsibility for oversight of the Fund’s valuation process. Notwithstanding the Board’s obligations under Section 2(a)(41) and Rule
2a-5,
the Board has designated FEIM as the “valuation designee” as that term is defined in Rule
2a-5.
As the valuation designee, FEIM makes fair value determinations of the Fund’s assets by implementing valuation policies and procedures approved by the Board, subject to the oversight of the Board and the Board’s audit committee (the “
Audit Committee
”), and in compliance with the requirements of Rule
2a-5.
In calculating the value of our total assets, investments for which market quotations are readily available are valued using market quotations, which are generally obtained from an independent pricing service or one or more broker-dealers or market makers. Debt and equity securities for which market quotations are not readily available or are determined to be unreliable are valued at fair value as determined in good faith by FEIM. Because we expect that there will not be a readily available market value for many of the investments in our portfolio, we expect to value many of our portfolio investments at fair value as determined in good faith by FEIM with a documented valuation policy that is in accordance with accounting principles generally accepted in the United States (“
GAAP
”) and that has been reviewed and approved by our Board. FEIM will provide the Board and the Audit Committee with periodic reports, no less than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and such differences could be material. See “Determination of Net Asset Value.”

Q:	Is there any minimum investment required?

A:
The minimum initial investment in Class S and Class D of our Common Shares is $2,500 per account. The minimum initial investment for Class I shares in this offering is $1,000,000 per account, unless waived by the Intermediary Manager, and may be waived for Class I Shares for certain wrap fee programs and investment advisory accounts if approved by the Intermediary Manager and for certain intermediaries that have entered into a relevant agreement with the Intermediary Manager. The minimum investments may be modified for current officers, trustees, directors, and employees of the Fund, First Eagle, the Adviser, the Subadviser, the Intermediary Manager, certain other subsidiaries of First Eagle, Blackstone, Corsair, employees of certain firms providing services to the Fund (such as the custodian and the shareholder servicing agent), and to the immediate family members of any such persons or to any trust, pension, profit-sharing or other benefit plan for only such persons. The minimum subsequent investment in our shares is $500 per transaction, except that the minimum subsequent investment amount does not apply to purchases made under our dividend reinvestment plan (“
DRIP
”) or for Class I Shares. In addition, the Intermediary Manager may elect to accept smaller investments in its discretion.

Q:	What is a “best efforts” offering?

A:
This is our initial public offering of our Common Shares on a “best efforts” basis. A “best efforts” offering means the Intermediary Manager and the participating brokers are only required to use their best efforts to sell the shares. When shares are offered to the public on a “best efforts” basis, no underwriter, broker or other person has a firm commitment or obligation to purchase any of the shares. Therefore, we cannot guarantee that any minimum number of Common Shares will be sold.

Q:	What is the expected term of this offering?

A:
We have registered $5,000,000,000 in Common Shares for sale in this offering. It is our intent, however, to conduct a continuous offering for an extended period of time, by filing for additional offerings of our Common Shares, subject to regulatory approval and continued compliance with the rules and regulations of the SEC and applicable state laws.

We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our Common Shares. There can be no assurance, however, that we will not need to suspend our continuous offering while the SEC and, where required, state securities regulators, review such filings for additional offerings of our Common Shares until such filings are declared effective, if at all.

Q:	When may I make purchases of Common Shares and at what price?

A:
Investors may only purchase our Common Shares pursuant to accepted subscription orders effective as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request including the full subscription amount must be received in good order at least five (5) business days prior to the first calendar day of the month (unless waived by the Intermediary Manager).

Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable but not later than seven (7) business days after the Fund’s NAV is determined and credited to the shareholder’s account, together with information relevant for personal and tax records. While a shareholder will not know our NAV applicable on the effective date of the share purchase, our NAV applicable to a purchase of Common Shares will be available each month on our website, www.FEPCF.com, generally within twenty (20) business days after the effective date of the share purchase; at that time, the number of Common Shares based on that NAV and each shareholder’s purchase will be determined and Common Shares are credited to the shareholder’s account as of the effective date of the share purchase.

For example, if you are subscribing in October, your subscription must be submitted at least five (5) business days prior to November 1. The purchase price for your Common Shares will be based on the NAV per share determined as of October 31. The NAV per share as of October 31 will generally be available within twenty (20) business days from November 1. See “How to Subscribe” for more details.

Q:	May I withdraw my subscription request?

A:
Completed subscription requests will not be accepted by us any earlier than two (2) business days before the first day of each month. Subscribers are not committed to purchase Common Shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted by the Fund. You may withdraw your purchase request by notifying the transfer agent, SS&C GIDS, Inc. (“
SS&C
”), 430 W 7
th
Street, Kansas City, Missouri 64105-1407, through your financial intermediary or directly on our toll-free, automated telephone lines,
800-913-3124
and
833-419-4263.

Q:	Will I receive distributions and how often?

A:
We expect to pay regular monthly distributions to Common Shares issued in this offering. Any distributions we make will be at the sole discretion of our Board of Trustees, considering factors such as our earnings, cash flow, capital and liquidity needs and general financial condition and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.

Our Board of Trustees’ discretion as to the payment of distributions will be directed, in substantial part, by its determination to cause us to comply with the RIC requirements. To qualify for and maintain our treatment as a RIC, we generally are required to make aggregate annual distributions to our shareholders of at least 90% of the sum of our investment company taxable income and net tax-exempt
interest income. See “Description of our Shares” and “Certain U.S. Federal Income Tax Considerations.”
The per share amount of distributions on Class S, Class D and Class I shares generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class. Specifically, distributions on Class S shares will be lower than Class D shares, and Class D shares will be lower than Class I shares because we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to the Class S shares (compared to Class D shares and Class I shares) and we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to Class D shares (compared to Class I shares). The shareholder servicing and/or distribution fees paid with respect to Class S and Class D shares are paid to the Intermediary Manager. These payments are used by the Intermediary Manager to compensate financial intermediaries for the placement of such shares and/or servicing of investors. In this way, shareholder servicing and/or distribution fees are indirectly paid by shareholders of Class S and Class D shares, in that the shareholder servicing and/or distribution fees charged to investors are used by the Fund to pay for the services provided by financial intermediaries or other service providers.
There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including the sale of assets, borrowings, return of capital or offering proceeds, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources. Any capital returned through distributions will be returned after the payment of fees and expenses. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our DRIP, how quickly we invest the proceeds from this and any future offering and the performance of our investments. Funding distributions from the sales of assets, borrowings or return of capital will result in us having less funds available to acquire investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares. While possible at any time during the Fund’s operation, we believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of this offering.

Q:	Will the distributions I receive be taxable as ordinary income?

A:
Generally, distributions that you receive, including cash distributions that are reinvested pursuant to our DRIP, will be taxed as ordinary income to the extent they are paid from our current or accumulated earnings and profits. Due to the nature of our expected investments, dividends received will generally not be eligible to be taxed at the lower U.S. federal income tax rates applicable to individuals for “qualified dividend income.”

We may designate a portion of distributions as capital gain dividends taxable at capital gain rates to the extent we recognize net capital gains from sales of assets. In addition, a portion of your distributions may be considered a return of capital for U.S. federal income tax purposes. Amounts considered a return of capital generally will not be subject to tax but will instead reduce the tax basis of your shares. If the amount of any such distribution exceeds your tax basis in your shares, the excess will be treated as gain from a sale or exchange of your shares. This, in effect, defers a portion of your tax until your shares are repurchased, you sell your shares, or we are liquidated, at which time you generally will be taxed at capital gains rates. Because each investor’s tax position is different, you should consult with your tax advisor. In particular,
non-U.S.
investors should consult their tax advisors regarding potential withholding taxes on distributions that they receive. See “Certain U.S. Federal Income Tax Considerations.”

Q:	May I reinvest my cash distributions in additional shares?

A:
Yes. We have adopted an “opt out” DRIP whereby shareholders (other than Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our DRIP) will have their cash distributions automatically reinvested in additional Common Shares unless they elect to receive their distributions in cash.
Non-participants
will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional Common Shares. Ohio residents that own Class S or Class D Shares are not eligible to participate in the dividend reinvestment plan. If you participate in our dividend reinvestment plan, the cash distributions attributable to the class of shares that you own will be automatically invested in additional Common Shares. The purchase price for Common Shares purchased under our DRIP will be equal to the most recent NAV per share for such shares at the time the distribution is payable. Shareholders will not pay any upfront selling commissions when purchasing Common Shares under our DRIP and funds reinvested to purchase shares pursuant to our DRIP will not have sales commissions or fees deducted from them by the Fund; however, all Class S and Class D Common Shares, including those purchased under our DRIP, will be subject to ongoing shareholder servicing and/or distribution fees. Participants may terminate their participation in the DRIP by providing written notice to the Plan Administrator (defined below) five (5) business days in advance of the first calendar day of the next month in order for a shareholder’s termination to be effective for such month. See “Description of Our Shares” and “Dividend Reinvestment Plan.”

Q:	Can I request that my shares be repurchased?

A:
Yes, subject to limitations. We have commenced a share repurchase program in which, at the discretion of our Board of Trustees, we intend to offer to repurchase, in each quarter, up to 5% of our Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the previous calendar quarter. For the avoidance of doubt, such target amount is assessed each calendar quarter. Our Board of Trustees may amend or suspend the share repurchase program at any time (including to offer to purchase fewer shares) if in its reasonable judgment it deems such action to be in our best interest and the best interest of our shareholders, such as when a repurchase offer would place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Fund that would outweigh the benefit of the repurchase offer. As a result, share repurchases may not be available each quarter or may only be available in an amount less than 5% of our Common Shares outstanding. We intend to conduct such repurchase offers in accordance with the requirements of Rule
13e-4
promulgated under the Exchange Act and the 1940 Act. All common shareholders will be given at least twenty (20) full business days to elect to participate in such share repurchases. All Common Shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued Common Shares. Any repurchases of the Adviser’s and affiliate shares will be on the same terms and subject to the same limitations as other shareholders. The mechanics of our share repurchase program may change in the future, due to decisions made by our Board or changes in applicable law or guidance from the staff of the SEC.
Under our share repurchase program, to the extent we offer to repurchase Common Shares in any particular quarter, we expect to repurchase Common Shares pursuant to quarterly tender offers (such date of the offer, the “
Repurchase Date
”) at a purchase price equal to the NAV per share as of the close of the last calendar day of the applicable month designated by our Board, except that Common Shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an “
Early Repurchase Deduction
”). Such share repurchase prices may be lower than the price at which you purchase our Common Shares in this offering. The one-year
holding period is measured as of the subscription closing date immediately following the prospective Repurchase Date. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.
In the event the amount of Common Shares tendered exceeds the repurchase offer amount, Common Shares will be repurchased on a pro rata basis subject to the requirements and exemptions of Rule
13e-4
under the Exchange Act. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable. We will have no obligation to repurchase shares tendered by a specific shareholder if the repurchase would violate restrictions on distributions under federal law or Delaware law. The limitations and restrictions described above may prevent us from accommodating all repurchase requests made in any quarter. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market.
In order to provide liquidity for share repurchases, we intend to generally maintain and manage, under normal circumstances, an allocation to broadly syndicated loans and other liquid investments. However, we may not always have sufficient liquid resources to make repurchase offers. We may fund repurchase requests from sources other than cash flow from operations, including the sale of assets, borrowings, return of capital or offering proceeds, and although we generally expect to fund distributions from cash flow from operations, we have not established any limits on the amounts we may pay from such sources. Should making repurchase offers, in the Board’s judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on us as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our Common Shares is in the best interests of the Fund as a whole, then we may choose to offer to repurchase fewer Common Shares than described above, or none at all. See “Share Repurchase Program.”

Q:	What is a business development company, or BDC?

A:
BDCs are subject to certain restrictions applicable to investment companies under the 1940 Act. As a BDC, at least 70% of our assets must be the type of “qualifying” assets listed in Section 55(a) of the 1940 Act, as described herein, which are generally privately-offered securities issued by U.S. private, thinly-traded companies or public companies with less than $250 million in market capitalization. We may also invest up to 30% of our portfolio in
“non-qualifying”
portfolio investments, such as investments in
non-U.S.
companies. See “Investment Objectives and Strategies—Regulation as a BDC.”

Q:	What is a regulated investment company, or RIC?

A:
We elected to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a RIC under the Code. In general, a RIC is a company that: (1) is a BDC or registered investment company that combines the capital of many investors to acquire securities; (2) offers the benefits of a securities portfolio under professional management; (3) satisfies various requirements of the Code, including an asset diversification requirement; and (4) is generally not subject to U.S. federal corporate income taxes on its net taxable income that it currently distributes to its shareholders, which substantially eliminates the “double taxation” (i.e., taxation at both the corporate and shareholder levels) that generally results from investments in a C corporation.

Q:	What is a non-exchange traded, perpetual-life BDC?

A:
A
non-exchange
traded BDC is a BDC whose shares are not listed for trading on a stock exchange or other securities market. We use the term “perpetual-life BDC” to describe an investment vehicle of indefinite duration, whose Common Shares are intended to be sold by the BDC monthly on a continuous basis at a price generally equal to the BDC’s monthly NAV per share. In our perpetual-life structure, we may offer investors an opportunity to repurchase their Common Shares on a quarterly basis, but an offer to repurchase in any particular quarter is at our discretion. We believe that our perpetual nature enables us to execute a patient and opportunistic strategy and be able to invest across different market environments. This may reduce the risk of the Fund being a forced seller of assets in market downturns compared to non-perpetual
funds. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our Declaration of Trust or otherwise to effect a liquidity event at any time.

Q:	Will I be notified of how my investment is doing?

A:	Yes. We will provide you with periodic updates on the performance of your investment with us, including:

•	three quarterly financial reports on Form 10-Q;

•	an annual report on Form 10-K;

•	periodic account statements;

•
in the case of certain U.S. shareholders, an annual Internal Revenue Service (“
IRS
”)
Form 1099-DIV
or IRS Form
1099-B,
if required, and, in the case of
non-U.S.
shareholders, an annual IRS Form
1042-S;

•	confirmation statements (after transactions affecting your balance, except reinvestment of distributions in us and certain transactions through minimum account investment or withdrawal programs); and

•
a quarterly statement providing material information regarding your participation in the DRIP and an annual statement providing tax information with respect to income earned on shares under the DRIP for the calendar year.

Depending on legal requirements, we may post this information on our website, www.FEPCF.com, when available, or provide this information to you via U.S. mail or other courier, electronic delivery, or some combination of the foregoing. Information about us will also be available on the SEC’s website at www.sec.gov.
Our most recent monthly NAV per share will be posted on our website promptly after it has become available.

Q:	What fees do you pay to FEIM?

A:
Pursuant to the investment advisory agreement between us and FEIM (the “
Advisory Agreement
”), FEIM is responsible for, among other things, managing certain components of the Fund and providing oversight of the Fund. We will pay FEIM a fee for its services under the Advisory Agreement consisting of two components: a management fee and an incentive fee.

•
The management fee is payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month. For purposes of the Advisory Agreement, “net assets” means our total assets less liabilities determined on a consolidated basis in accordance with GAAP. For the period from the effective date of the Fund’s registration statement relating to this offering through June 30, 2025, the Advisers have agreed to waive all management fees, incentive fees and subadvisory fees (the “
Advisory Fee Waiver
”) payable to them under the Advisory Agreement and Subadvisory Agreement (collectively, the “
Advisory Agreements
”). For the period from July 1, 2025 through December 31, 2025, the Advisers have agreed to waive 50% of the base management fee and 100% of the incentive fee (together with the Advisory Fee Waiver, the “
Advisory Fee Waivers
”) payable to them under the Advisory Agreements. The Advisory Fee Waivers are not revocable during their terms and amounts waived pursuant to the Advisory Fee Waivers will not be subject to any right of future recoupment in favor of FEIM and FEAC.

•	The incentive fee will consist of two components as follows:

•
Following the Advisory Fee Waivers periods, the Adviser will receive an Incentive Fee Based on Income, whereby we will pay FEIM quarterly in arrears 12.5% of our
Pre-Incentive
Fee Net Investment Income Returns (as defined below) for each calendar quarter subject to a 5.0% annualized hurdle rate, with a catch-up.

•
Following the Advisory Fee Waivers periods, the Adviser will receive an Incentive Fee Based on Capital Gains, whereby we will pay FEIM at the end of each calendar year in arrears 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with GAAP.

FEIM has entered into a subadvisory agreement with FEAC relating to the Fund (the “
Subadvisory Agreement
”) pursuant to which FEAC, subject to the oversight of FEIM, is responsible for, among other things, identifying investment opportunities, monitoring our investments and determining the composition of our portfolio. Under the Subadvisory Agreement, FEAC, subject to the supervision of Adviser, is responsible for managing the assets of the Fund in accordance with the Fund’s investment objective, investment strategies and policies. FEAC determines what securities and other instruments are purchased and sold for the Fund. The Adviser continues to have responsibility for all investment advisory services pursuant to the Advisory Agreement and supervises FEAC’s performance of such services. The subadvisory fee payable to FEAC will be paid by FEIM out of its investment advisory fee rather than paid separately by the Fund.
See “Advisory Agreement, Subadvisory Agreement and Administration Agreement—Incentive Fee.”

Q:	Who will administer the Fund?

A:
FEAC, in its capacity as our administrator (the “
Administrator
”), will provide, or oversee the performance of, administrative services necessary for the operation of the Fund, which include, among other things, being responsible for the financial records which the Fund is required to maintain and preparing reports to the Fund’s shareholders and reports filed with the SEC. In addition, the Administrator assists in determining and publishing the Fund’s NAV, oversees the preparation and filing of the Fund’s tax returns, oversees the printing and dissemination of reports to the Fund’s shareholders, and generally oversees the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund by others. The Fund will reimburse the Administrator for its allocable portion of the costs and expenses incurred by the Administrator in performance by the Administrator of its duties under the administration agreement (the “
Administration Agreement
”), including technology costs and the Fund’s allocable portion of cost of compensation and related expenses of the Fund’s Chief Financial Officer and Chief Compliance Officer and their respective staffs, which may include personnel at FEIM or FEAC, as well as any costs and expenses incurred by the Administrator relating to any administrative or operating services provided by the Administrator to the Fund. The Fund’s Board reviews the allocation methodologies with respect to such expenses. Under the Administration Agreement, non-investment
professionals of the Administrator may provide, on behalf of the Fund, managerial assistance to those portfolio companies to which the Fund is required to provide such assistance. To the extent that the Fund’s Administrator outsources any of its functions, the Fund pays the fees associated with such functions on a direct basis without profit to the Administrator. See “Advisory Agreement, Subadvisory Agreement and Administration Agreement— Administration Agreement.”

Q:	What are the offering and servicing costs?

A:
Neither the Fund nor the Intermediary Manager will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares; however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees or brokerage commissions on Class I shares. Please consult your selling agent for additional information.

Subject to Financial Industry Regulatory Authority, Inc. (“
FINRA
”) limitations on underwriting compensation, we will pay the following shareholder servicing and/or distribution fees to the Intermediary Manager: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares; and (b) for Class D shares, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fees will be paid with respect to the Class I shares. The shareholder servicing and/or distribution fees are similar to sales commissions. The distribution and servicing expenses borne by the participating brokers may be different from and/or substantially less than the amount of shareholder servicing and/or distribution fees charged. The shareholder servicing and/or distribution fees will be payable to the Intermediary Manager, but the Intermediary Manager anticipates that all or a portion of the shareholder servicing and/or distribution fees will be retained by, or reallowed (paid) to, participating brokers. All or a portion of the shareholder servicing and/or distribution fee may be used to pay for sub-transfer
agency and
sub-accounting
services that are not required to be paid pursuant to the shareholder servicing and/or distribution fees under FINRA rules. The Fund also may pay for these sub-transfer
agency and
sub-accounting
services outside of the shareholder servicing and/or distribution fees and its distribution and shareholder servicing plan (the “
Distribution and Service Plan
”). The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will also pay or reimburse certain organizational and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organizational and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering. Proceeds are calculated before deducting shareholder servicing and/or distribution fees or organizational and offering expenses payable by us, which are paid over time.
From the effective date of the Fund’s registration statement relating to this offering through the term of the Expense Support and Conditional Reimbursement Agreement (the “
Expense Support Agreement
”), which shall be at least 24 months from the effective date of the Fund’s registration statement, the Adviser has agreed to advance all of the Fund’s Other Operating Expenses (as defined below) to the effect that such expenses do not exceed 1.00% (on an annualized basis) of the Fund’s NAV. The Fund is obligated to reimburse the Adviser and/or its affiliates, as applicable, for such advanced expenses only if certain conditions are met. For purposes hereof, “Other Operating Expenses” means the Fund’s organization and offering expenses, professional fees (including accounting, legal, and auditing fees), custodian and transfer agent fees, third-party valuation service fees, insurance costs, trustee fees, administration fees and other general and administrative expenses. For the avoidance of doubt, “Other Operating Expenses” excludes: (i) base management fees; (ii) incentive fees; (iii) shareholder servicing and/or distribution fees; (iv) brokerage costs or other investment-related out-of-pocket
expenses; (v) dividend/interest payments (including any dividend payments, interest expense, commitment fees, or other expenses related to any leverage incurred by the Fund); (vi) taxes; and (vii) extraordinary expenses (as determined in the sole discretion of the Adviser).

Q:	What are your expected operating expenses?

A:
We expect to incur operating expenses in the form of our management and incentive fees, shareholder servicing and/or distribution fees, interest expense on our borrowings and other expenses, including the expenses we pay to our Administrator. See “Fees and Expenses.”

Q:	What are your policies related to conflicts of interests with the Advisers and their affiliates?

A:
The Adviser, FEAC and their affiliates may sponsor or manage investment funds, accounts or other investment vehicles with similar or overlapping investment strategies. For example, the Adviser or FEAC may serve as investment adviser to one or more private funds, registered open-end
funds, registered
closed-end
funds, separate managed accounts, BDCs and CLOs. In addition, certain Fund’s officers serve in similar capacities for one or more private funds, registered open- and closed-end
funds, separate managed accounts and CLOs. To the extent FEAC determines that an investment is appropriate for us and for one or more other funds, FEAC intends to allocate investment opportunities across the entities for which such opportunities are appropriate consistent with (a) certain restrictions under the 1940 Act and rules thereunder regarding co-investments
with affiliates, (b) the requirements of the Advisers Act and (c) the Advisers’ internal conflict of interest and allocation policies. The Fund has not historically paid for referrals of investment opportunities by First Eagle personnel, affiliates, or third parties.

The Fund and the Advisers intend to rely on the
Co-Investment
Order, which would permit the Fund to, among other things,
co-invest
with certain other persons, including certain affiliates of the Advisers and certain public or private funds managed by the Advisers and their affiliates, subject to certain terms and conditions. See “How will the Fund be allocated investment opportunities?” above for additional information regarding the Order. In situations where co-investment
with other entities sponsored or managed by the Advisers or their affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, the Advisers will need to decide whether the Fund or such other entity or entities will proceed with the investment. The Advisers will make these determinations based on its policies and procedures, which will generally require that such opportunities
be offered to eligible accounts on a basis that is fair and equitable over time. This reduces the number of transactions in which the Fund can participate and makes it more difficult for the Fund to implement its investment objective.
The Advisers’ affiliation with Blackstone/Corsair and Napier Park Global Capital LLC, a Delaware limited liability company (together with its affiliates, “
Napier Park
”) and wholly owned subsidiary of the Adviser, requires the Advisers to manage conflicts of interest associated with dealings the Fund may have with entities owned and/or controlled by Blackstone/Corsair, including, but not limited to, investment advisers, broker-dealers and sponsors of investment funds and limited partnerships, registered commodity trading advisors and/or registered commodity pool operator entities, banking or thrift institutions, insurance companies or agencies. For example, should the Advisers wish to cause the Fund to execute portfolio transactions through broker-dealers affiliated with Blackstone/Corsair, the commercial reasonableness of the brokerage compensation associated with those trades would have to be assessed. Moreover, if our assets were deemed “plan assets” within the meaning of the U.S. Employee Retirement Security Act of 1974, as amended
(“ERISA”)
subject to the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code, we would be required to avoid certain transactions with issuers owned in significant part by Blackstone/Corsair because of prohibitions under ERISA and Section 4975 of the Code. Other dealings may be more completely restricted. For example, the Fund may not be able to buy or sell property directly to or from Napier Park, Blackstone/Corsair or their associated accounts. There also may be limits on participation in underwritings or other securities offerings by Napier Park, Blackstone/Corsair or their associated funds, accounts or portfolio companies. FEAC may also compete with its affiliates, including Napier Park or Blackstone/Corsair, for potential investments. The breadth of these affiliations at times may require the Fund to abstain from or restructure an otherwise attractive investment opportunity. In addition, from time to
time, clients of Napier Park are investors in clients of FEAC and will pay customary fees or expenses as investors therein. While not currently expected, in the future FEAC may determine to enter into, or modify, its fee arrangements with Napier Park clients.
Investments in portfolio companies associated with Blackstone/Corsair may be restricted by the 1940 Act. To the extent such investments are permitted and the Fund invests in such a portfolio company (a portfolio company generally referring to a company owned by private equity funds managed by Blackstone/Corsair), conflicts of interest may arise from the presence of Blackstone/Corsair representatives on the company board or the payment of compensation by the company to Blackstone/Corsair or an affiliate. Moreover, the Advisers could have an incentive to allocate the Fund’s assets to such a portfolio company since affiliates of the Advisers have a direct or indirect financial interest in its success. There also may be instances where Blackstone/Corsair could be involved in bankruptcy proceedings of current investments or of issuers in which the Fund would otherwise invest, with potentially divergent interests as between the Fund and Blackstone/Corsair. The Fund may be forced to sell or hold existing investments (possibly at disadvantageous times or under disadvantageous conditions) as a result of various relationships that Blackstone/Corsair may have or transactions or investments Blackstone/Corsair and their affiliates may make or have made. The inability to transact in any security, derivative or loan held by the Fund could result in significant losses or lost opportunity costs to the Fund.
The foregoing list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Fund. Prospective investors should read the Fund’s offering documents and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program develops and changes over time, an investment in the Fund may be subject to additional and different actual and potential conflicts. Although the various conflicts discussed herein are generally described separately, prospective investors should consider the potential effects of the interplay of multiple conflicts.
See “Potential Conflicts of Interest” and “Investment Objectives and Strategies—Allocation of Investment Opportunities” for additional information about conflicts of interest that could impact the Fund.

Q:	Are there any ERISA considerations in connection with an investment in our shares?

A:
We intend to conduct our affairs so that our assets should not be deemed to constitute “plan assets” within the meaning of ERISA and U.S. Department of Labor regulations at 29 CFR section
2510.3-101,
as modified by Section 3(42) of ERISA (the “
Plan Asset Regulations
”).

Each prospective investor that is, or is acting on behalf of any (i) “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to Title I of ERISA, (ii) “plan” (as defined in Section 4975 of the Code) that is subject to Section 4975 of the Code (including, without limitation, an individual retirement account and a “Keogh” plan), (iii) plan, account or other arrangement that is subject to the provisions of any other federal, state, local,
non-U.S.
or other laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code (collectively, “
Similar Laws
”) or (iv) entity whose underlying assets are considered to include the assets of any of the foregoing described in clauses (i), (ii) and (iii), pursuant to the Plan Asset Regulation or otherwise (each of the foregoing described in clauses (i), (ii), (iii) and (iv) referred to as a “
Plan
”), must independently determine that our Common Shares are an appropriate investment for the Plan, taking into account its obligations under ERISA, the Code and applicable Similar Laws, and the facts and circumstances of each investing Plan.
Prospective investors should carefully review the matters discussed under “Certain ERISA Considerations” and should consult with their own legal, tax, financial and other advisors prior to investing to review these implications in light of such investor’s particular circumstances. The sale of our Common Shares to any Plan is in no respect a representation by us, the Advisers, the Trustees or any other person associated with the offering of our Common Shares that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

Q:	What is the impact of being an “emerging growth company”?

A:
We are an “emerging growth company,” as defined by the JOBS Act. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to:

(1)	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (“ Sarbanes-Oxley Act ”);

(2)
submit certain executive compensation matters to shareholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding
shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding
shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended; or

(3)
disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies.
We will remain an emerging growth company for up to five years, or until the earliest of: (1) the last date of the fiscal year during which we had total annual gross revenues of $1.235 billion or more; (2) the last day of the fiscal year ending after the fifth anniversary of any initial public offering of our common stock; (3) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible
debt; or (4) the date on which we are deemed to be a “large accelerated filer” as defined under Rule
12b-2
under the Exchange Act (however, we are not likely to lose our status as an emerging growth company as a result of being deemed a “large accelerated filer” because there is not, and there is not expected to be, a public trading market for our Common Shares).
We do not believe that being an emerging growth company will have a significant impact on our business or this offering. We have elected to opt in to the extended transition period for complying with new or revised accounting standards available to emerging growth companies. Also, because we are not a large accelerated filer or an accelerated filer under
Section 12b-2
of the Exchange Act, and will not be for so long as our Common Shares are not traded on a securities exchange, we will not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act even once we are no longer an emerging growth company. In addition, so long as we are externally managed by the Advisers and we do not directly compensate our executive officers, or reimburse FEIM, FEAC or their affiliates for the salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of the Advisers, we do not expect to include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, do not expect to be required to seek shareholder approval of executive compensation and golden parachute compensation arrangements pursuant to Section 14A(a) and (b) of the Exchange Act.

Q:	When will I get my detailed tax information?

A:	In the case of certain U.S. shareholders, we expect your IRS Form 1099-DIV tax information, if required, to be mailed by January 31 of each year.

Q:	Who can help answer my questions?

A:
If you have more questions about this offering or if you would like additional copies of this prospectus, you should contact your financial adviser or our transfer agent: SS&C, located at 430 W 7 th
Street, Kansas
City
, Missouri 64105-1407 or directly on our toll-free, automated telephone lines,
800-913-3124
and
833-419-4263.

FEES AND EXPENSES
The following table is intended to assist you in understanding the costs and expenses that an investor in Common Shares will bear, directly or indirectly. Other expenses are estimated and may vary. Actual expenses may be greater or less than shown.
Shareholder transaction expenses (fees paid directly from your investment)

	Class S Shares	Class D Shares	Class I Shares
Maximum sales load (1)	—%	—%	—%
Maximum Early Repurchase Deduction (2)	2.00%	2.00%	2.00%
Annual expenses (as a percentage of net assets attributable to our Common Shares)
(3)

	Class S Shares	Class D Shares	Class I Shares
Base management fees (4)	1.25%	1.25%	1.25%
Incentive fees (5)	—%	—%	—%
Shareholder servicing and/or distribution fees (6)	0.85%	0.25%	—%
Interest payment on borrowed funds (7)	8.46%	8.46%	8.46%
Other expenses (8)	2.08%	2.08%	2.08%
Total annual expenses	12.64%	12.04%	11.79%
Expense support (8)	-1.07%	-1.07%	-1.07%
Total annual expenses after expense support (8)	11.57%	10.96%	10.71%

(1)
Neither the Fund nor the Intermediary Manager will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees or brokerage commissions on Class I shares. Please consult your selling agent for additional information.

(2)
Under our share repurchase program, to the extent we offer to repurchase Common Shares in any particular quarter, we expect to repurchase Common Shares pursuant to quarterly tender offers using a purchase price equal to the NAV per share as of the close of the last calendar day of the applicable month designated by our Board, except that Common Shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV. The one-year
holding period is measured as of the subscription closing date immediately following the prospective Repurchase Date. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.

(3)
Weighted average net assets employed as the denominator for expense ratio computation is $465 million. This estimate is based on the assumption that we sell $425 million of our Common Shares in the initial
12-month
period of this offering in addition to our net assets of $300 million as of December 31, 2024. Actual net assets will depend on the number of shares we actually sell, realized gains/losses, unrealized appreciation/ depreciation and share repurchase activity, if any.

(4)	The base management fee paid to FEIM is calculated each month at an annual rate of 1.25% of the Fund’s net assets as of the beginning of the first business day of the month.
(5)	The incentive fees, if any, are divided into two parts:

•
The first part of the incentive fee is based on income, whereby we will pay FEIM quarterly in arrears 12.5% of our
Pre-Incentive
Fee Net Investment Income Returns (as defined below) for each calendar quarter subject to a 5.0% annualized hurdle rate, with a catch-up.

•
The second part of the incentive fee is based on realized capital gains, whereby we will pay FEIM at the end of each calendar year in arrears 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains.

As we cannot predict whether we will meet the necessary performance targets, we have assumed no incentive fee for this chart. We expect the incentive fees we pay to increase to the extent we earn greater income or generate capital gains through our investments in portfolio companies. If we achieved an annualized total return of 5% for each quarter made up entirely of net investment income, no incentive fees would be payable to the Adviser because the hurdle rate was not exceeded. If instead we achieved a total return of 5% in a calendar year made up of entirely realized capital gains net of all realized capital losses and unrealized capital depreciation, an incentive fee equal to 0.625% of our net assets would be payable. See “Advisory Agreement, Subadvisory Agreement and Administration Agreement” for more information concerning the incentive fees.
(6)
Subject to FINRA limitations on underwriting compensation, we will also pay the following shareholder servicing and/or distribution fees to the Intermediary Manager: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares; and (b) for Class D shares only, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fees will be paid with respect to the Class I shares. The shareholder servicing and/or distribution fees are similar to sales commissions. The distribution and servicing expenses borne by the participating brokers may be different from and/or substantially less than the amount of shareholder servicing and/or distribution fees charged. All or a portion of the shareholder servicing and/or distribution fee may be used to pay for sub-transfer
agency and
sub-accounting
services that are not required to be paid pursuant to the shareholder servicing and/or distribution fees under FINRA rules. The Fund also may pay for these sub-transfer
agency and
sub-accounting
services outside of the shareholder servicing and/or distribution fees and its Distribution and Service Plan. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares; (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets; or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Intermediary Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Intermediary Manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such Class S or Class D shares. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organizational and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering. Proceeds are calculated before deducting shareholder servicing and/or distribution fees or organizational and offering expenses payable by us, which are paid over time.
(7)
We may borrow funds to make investments, including before we have fully invested the proceeds of this continuous offering. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by shareholders. The figure in the table assumes that we borrow for investment purposes an amount equal to 120% of our weighted average net assets in the initial
12-month
period of the offering after the initial closing for the offering of Common Shares pursuant to this registration statement, and that the average annual cost of borrowings, including the amortization of cost associated with obtaining borrowings and unused commitment fees, on the amount borrowed is estimated to be 7.05%. Our ability to incur leverage during the 12 months following the commencement of this offering depends, in large part, on the amount of capital we are able to raise through the sale of shares and the availability of financing in the market.

(8)
“Other expenses” include accounting, legal and auditing fees, reimbursement of expenses to our Administrator, organizational and offering expenses and fees payable to our Trustees, as discussed in “Plan of Operation.” The amount presented in the table estimates the amounts we expect to pay during the initial 12-month period of the offering, including $5 million of estimated organizational and initial offering expenses. From the effective date of the Fund’s registration statement relating to this offering through the term of the Expense Support Agreement, which shall be at least 24 months from the effective date of the Fund’s registration statement, the Adviser has entered into an Expense Support Agreement pursuant to which the Adviser agrees to advance all of the Fund’s Other Operating Expenses (each such payment, a “
Required Expense Payment
”) to the effect that such expenses do not exceed 1.00% (on an annualized basis) of the Fund’s NAV. Any Required Expense Payment must be paid by the Adviser to the Fund in any combination of cash or other immediately available funds and/or offset against amounts due from us to the Adviser or its affiliates. The Adviser may elect to pay, at such times as the Adviser determines, certain additional expenses on the Fund’s behalf (each, a “
Voluntary Expense Payment
” and together with a Required Expense Payment, the “
Expense Payments
”), provided that no portion of the payment will be used to pay any interest expense or shareholder servicing and/or distribution fees of the Fund. Any Voluntary Expense Payment that the Adviser has committed to pay must be paid by the Adviser to the Fund in any combination of cash or other immediately available funds no later than 45 days after such commitment was made in writing, and/or offset against amounts due from the Fund to the Adviser or its affiliates. The Adviser will be entitled to reimbursement of an Expense Payment from the Fund if Available Operating Funds (as defined below under “Advisory Agreement and Administration Agreement-Expense Support and Conditional Reimbursement Agreement”) exceed the cumulative distributions accrued to the Fund’s shareholders, among other conditions. See “Advisory Agreement, Subadvisory Agreement and Administration Agreement-Expense Support and Conditional Reimbursement Agreement” for additional information regarding the Expense Support Agreement. Because the Adviser’s obligation to make Voluntary Expense Payments is voluntary, the table above does not reflect the impact of any Voluntary Expense Payments from the Adviser. For the period from the effective date of the Fund’s registration statement relating to this offering through June 30, 2025, the Advisers have agreed to waive all management fees, incentive fees and subadvisory fees payable to them under the Advisory Agreement and Subadvisory Agreement. For the period from July 1, 2025 through December 31, 2025, the Advisers have agreed to waive 50% of the base management fee and 100% of the incentive fee payable to them under the Advisory Agreements.

Example:
We have provided an example of the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical $1,000 investment in each class of our Common Shares. In calculating the following expense amounts, we have assumed that: (1) our annual operating expenses and offering expenses remain at the levels set forth in the table above, except to reduce annual expenses to include non-recurring
organizational and initial offering expenses, (2) the annual return before fees and expenses is 5.0%, (3) the net return after payment of fees and expenses is distributed to shareholders and reinvested at NAV and (4) your financial intermediary does not directly charge you transaction or other fees.

Class S shares

Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income	$121	$339	$526	$890
Total expenses assuming a 5.0% annual return solely from net realized capital gains	$128	$354	$547	$912
Class D shares

Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income	$115	$323	$505	$866
Total expenses assuming a 5.0% annual return solely from net realized capital gains	$121	$339	$526	$890
Class I shares

Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income	$113	$317	$496	$856
Total expenses assuming a 5.0% annual return solely from net realized capital gains	$119	$332	$518	$880
While the examples assume a 5.0% annual return on investment before fees and expenses, our performance will vary and may result in an annual return that is greater or less than this.
These examples should not be considered a representation of your future expenses.
If we achieve sufficient returns on our investments to trigger a quarterly incentive fee on income and/or if we achieve net realized capital gains in excess of 5.0%, both our returns to our shareholders and our expenses would be higher. See “Advisory Agreement, Subadvisory Agreement and Administration Agreement” for information concerning incentive fees.

FINANCIAL HIGHLIGHTS
The following table of financial highlights is intended to help a prospective investor understand our financial performance for the period from April 28, 2023 (initial capitalization) through December 31, 2023 (the “
Prior Year Reporting Period
”) and for the year ended December 31, 2024. The financial data set forth in the table below are derived from the Fund’s consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm whose report is included in this prospectus. Results for the period from April 28, 2023 to December 31, 2023 and for the year ended December 31, 2024 are not necessarily indicative of the results that may be expected for future periods. You should read these financial highlights in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.
The following are financial highlights for the Prior Year Reporting Period ended December 31, 2023 and for the year ended December 31, 2024:

	For the Year Ended December 31, 2024	For the Period April 28, 2023 (initial capitalization) through December 31, 2023
Per Share Data:
Net assets, beginning of period	$24.28	$—
Net investment income (loss) after excise tax (1)(2)	2.14	—
Net realized gain (loss) (1)	(0.13)	—
Net change in unrealized appreciation (depreciation) (1)	—	—

Net increase (decrease) in net assets resulting from operations (1)	2.01	0.05
Distributions declared from net investment income	(2.07)	(0.12)
Issuance of shares	—	25.00
Other (3)	(0.01)	(0.65)

Total increase (decrease) in net assets	(0.07)	24.28

Net assets, end of period	$24.21	$24.28

Shares outstanding, end of period	12,407,361	10,366,818
Total return based on NAV (4)	8.57%	(2.40)%
Ratios:
Net expenses to average net assets (5)	5.56%	6.24%
Net investment income to average net assets (5)	8.92%	0.12%
Portfolio turnover rate (6)	23.07%	0.95%
Supplemental Data:
Net assets, end of period	$300,334	$251,668
Average debt outstanding (7)	$161,319	$—
Asset coverage ratio (7)	192.2%	—

(1)	The per share data was derived by using the weighted average shares outstanding during the period.
(2)	Amount rounds to less than $0.01/share.
(3)
Includes the impact of different share amounts used in calculating per share data as a result of calculating certain per share data based on weighted average shares outstanding during the period and certain per share data based on shares outstanding as of a period end or transaction date.

(4)
Total return is calculated as the change in net asset value (“NAV”) per share during the period, plus distributions per share (assuming dividends and distributions are reinvested in accordance with the

Fund’s distribution reinvestment plan), if any, divided by the beginning NAV per share. Return calculations are not annualized.
(5)
For the year ended December 31, 2024, the ratio of total operating expenses to average net assets was 8.61%, excluding the effect of management fee and income based incentive fee waivers by the Adviser, if any, which represented 3.05% of average assets. For the Prior Year Reporting Period ended December 31, 2023, amounts are annualized except for organizational costs, excise tax, and management fee and income based incentive fee waivers by the Adviser, if any. For the Prior Year Reporting Period ended December 31, 2023, the ratio of total operating expenses to average net assets was 6.92% on an annualized basis, excluding the effect of management fee and income based incentive fee waivers by the Adviser, if any, which represented 0.68% of average assets.

(6)
Portfolio turnover rate is calculated using the lesser of
year-to-date
sales or
year-to-date
purchases over the average of the invested assets at fair value for the periods reported. Ratio is not annualized.

(7)	As of December 31, 2023, the Fund had no debt outstanding.

RISK FACTORS
Investing in our Common Shares involves a number of significant risks. The following information is a discussion of the material risk factors associated with an investment in our Common Shares specifically, as well as those factors generally associated with an investment in a company with investment objectives, investment policies, capital structure or traders markets similar to ours. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our Common Shares. The risks below are known material risks but not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such cases, the NAV of our Common Shares could decline, and you may lose all or part of your investment.
Risks Related to Our Business and Structure
We are a relatively new company and have a limited operating history.
The Fund is a
non-diversified,
closed-end
management investment company that has elected to be regulated as a BDC with a limited operating history. Prior to the commencement of the public offering, the Fund offered its Class I shares pursuant to a private offering. Accordingly, prospective investors have a limited track record or history on which to base their investment decision. We are subject to the business risks and uncertainties associated with recently formed businesses, including the risk that we will not achieve our investment objectives, that we will not qualify or maintain our qualification to be treated as a RIC, and the value of a shareholder’s investment could decline substantially or become worthless. Further, the Advisers have not previously managed a non-traded
BDC. While we believe that the past professional experiences of FEAC’s investment team managing a publicly traded BDC, including the investment and financial experience of FEAC’s senior management, will increase the likelihood that FEAC will be able to manage the Fund successfully, there can be no assurance that this will be the case.
Our Board may amend our Declaration of Trust without prior shareholder approval.
Our Board may, without shareholder vote, subject to certain exceptions, amend or otherwise supplement the Declaration of Trust by amending, supplementing or restating the Declaration of Trust, including without limitation, to classify the Board, to impose advance notice bylaw provisions for trustee nominations or shareholder proposals, to require supermajority approval of transactions with significant shareholders or other provisions that may be characterized as anti-takeover in nature. However, our Declaration of Trust provides that shareholders are entitled to vote upon a proposed amendment to the Declaration of Trust if it would adversely affect the rights of shareholders. Approval of any such amendment requires at least a majority of the votes cast by such shareholders at a meeting of shareholders duly called and at which a quorum is present.
We may suffer credit losses.
Investments in the credit of private companies is highly speculative and involves a high degree of risk of credit loss, and therefore our securities may not be suitable for someone with a low tolerance for risk. These risks are likely to increase during a recession.
The lack of liquidity in our investments may adversely affect our business.
Our investments generally are made in private companies. Substantially all of these assets are subject to legal and other restrictions on resale or will be otherwise less liquid than publicly traded securities. The illiquidity of our investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded our investments. Further, we may face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we or an affiliated manager have material non-public
information regarding such portfolio company.
Our financial condition and results of operations depend on our ability to manage future growth effectively.
Our ability to achieve our investment objectives depends on our ability to acquire suitable investments and monitor and administer those investments, which depends, in turn, on FEAC’s ability to identify, invest in and monitor companies that meet our investment criteria.
Accomplishing this result on a cost-effective basis is largely a function of the structuring of our investment process and the ability of FEAC to provide competent, attentive and efficient services to us. Our executive officers and the Investment Committee Members have substantial responsibilities in connection with their roles at First Eagle and with the other First Eagle funds, as well as responsibilities under the Subadvisory Agreement and Administration Agreement. They may also be called upon to provide significant managerial assistance to certain of our portfolio companies. These demands on their time, which will increase as the number of investments grows, may distract them or slow the rate of investment. In order to grow, FEAC will need to hire, train, supervise, manage and retain new employees. However, we cannot assure you that we will be able to do so effectively. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.
We may experience fluctuations in our periodic operating results.
We could experience fluctuations in our periodic operating results due to a number of factors, including the interest rates payable on the debt securities we acquire, the default rates on such securities, the level of our expenses (including the interest rates payable on our borrowings), the dividend rates payable on preferred shares we issue, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.
We are exposed to risks associated with changes in interest rates, including fluctuations in interest rates which could adversely affect our profitability.
General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities, and, accordingly, may have a material adverse effect on our investment objectives and rate of return on investment capital. Because we will borrow money to make investments and may issue debt securities, preferred shares or other securities, our net investment income is dependent upon the difference between the rate at which we borrow funds or pay interest or dividends on such debt securities, preferred shares or other securities and the rate at which we invest these funds. As a result, a significant change in market interest rates could have a material adverse effect on our net investment income.
Typically, we anticipate that our interest earning investments will accrue and pay interest at both variable and fixed rates, and that our interest-bearing liabilities will accrue interest at variable and fixed rates. The benchmarks used to determine the floating rates earned on our interest earning investments are the Secured Overnight Financing Rate (“
SOFR
”), with maturities that range between one and twelve months, and the alternate base rate, or ABR, (commonly based on the Prime Rate or the Federal Funds Rate), with no fixed maturity date. We use a combination of equity and long-term and short-term borrowings to finance our investment activities and expect that a majority of our investments in debt will be at floating rates with a floor.
In periods of rising interest rates, our interest income will increase if the majority of our portfolio bears interest at variable rates while our cost of funds will also increase, to a lesser extent, if the majority of our indebtedness bears interest at fixed rates, with the net impact being an increase to our net investment income.

Fluctuations in the market price of our securities will not affect interest income derived from securities already owned by us, but will be reflected in our NAV. A significant increase in market interest rates could result in an increase in our non-performing
assets, harm our ability to attract new portfolio companies and originate new loans and investments, and may increase the cost of debt for our underlying portfolio companies, which could adversely impact their financial performance and ability to meet higher or ongoing payment obligations to us. Given current market conditions and recent actions by the U.S. Federal Reserve, risks associated with rising interest rates are heightened.
During periods of declining interest rates, we may earn less interest income from investments and our cost of funds will also decrease, to a lesser extent, resulting in lower net investment income. In addition, during periods of declining interest rates, the market price of fixed rate income securities generally rises. The magnitude of these fluctuations in the market price of fixed income securities is generally greater for securities with longer maturities.
Our investments may also be subject to prepayment or “call” risk. During periods of declining interest rates, borrowers or issuers may exercise their option to prepay principal earlier than scheduled. For fixed rate securities, such payments often occur during periods of declining interest rates and could force us to reinvest in lower yielding securities, resulting in a possible decline in our income and distributions to shareholders.
Also, an increase in interest rates available to investors could make an investment in our Common Shares less attractive if we are not able to pay dividends at a level that provides a similar return, which could reduce the value of our Common Shares.
From time to time, we may also enter into certain hedging transactions to mitigate our exposure to changes in interest rates. If we engage in hedging activities, it may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Further, we cannot assure you that such transactions will be successful in mitigating our exposure to interest rate risk. There can also be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.
The failure of major financial institutions, namely banks, or sustained financial market illiquidity, could adversely affect our and/or our portfolio companies’ businesses and results of operations.
The failure of certain financial institutions, namely banks, may increase the possibility of financial market illiquidity, including, but not limited to, illiquidity at additional banks, clearing firms, cash management and/or custodial financial institutions. The failure of any financial institution with which we and/or our portfolio companies have a commercial relationship could adversely affect, among other things, our and/or our portfolio companies’ ability to pursue key strategic initiatives, borrow from financial institutions on favorable terms, pay obligations in a timely manner, consummate transactions and operate as usual, which could have adverse effects on our portfolio companies’ and our business, financial condition and/or results of operations. Because our direct origination platform generally focuses on mature companies backed by well-funded large sponsors (e.g., private equity firms), typically with significant equity capital invested, if a portfolio company’s sponsor has a commercial relationship with a financial institution that has failed or is otherwise distressed, the portfolio company may experience issues receiving financial support from a sponsor to support its operations or consummate transactions, to the detriment of their business, financial condition and/or results of operations. In addition, such financial institution failure(s) or distress could affect, in certain circumstances, the ability of both affiliated and unaffiliated co-lenders,
including syndicate financial institutions or other fund vehicles, to undertake and/or execute co-investment
transactions with us, which in turn may result in fewer
co-investment
opportunities being made available to us and/or impact our ability to provide additional follow-on
support to portfolio companies. Our and our portfolio companies’ ability to diversify commercial relationships among multiple financial institutions may be limited by certain contractual arrangements, including liens placed on the respective assets in connection with financing and/or other restrictions on the institutions with which the assets must be held.

Any failure on our part to maintain our status as a BDC would reduce our operating flexibility.
If we fail to continue to qualify as a BDC, we might be regulated as a closed-end
investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility and could significantly increase our costs of doing business. Furthermore, any failure to comply with the requirements imposed on BDCs by the 1940 Act could cause the SEC to bring an enforcement action against us.
There will be uncertainty as to the value of our portfolio investments.
Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined pursuant to policies adopted by, and subject to the oversight of, our Board. The Board approved portfolio pricing procedures in light of the requirements of Section 2(a)(41) of the 1940 Act, Rule
2a-5
thereunder and positions of the SEC. Notwithstanding the Board’s obligations under Section 2(a)(41) and Rule
2a-5,
the Board designated FEIM as the “valuation designee” (as that term is defined in Rule
2a-5).
As the valuation designee, the Board designated FEIM to perform fair value determinations of the Fund’s assets by implementing valuation policies and procedures approved by the Board; FEIM’s fair valuation process will be subject to Board oversight and certain reporting and other requirements, including Rule
2a-5.
Many of our portfolio investments are in the form of investments that are not publicly traded, and the fair value of such investments may not be readily determinable. In accordance with our valuation policy and consistent with GAAP, our valuation designee values these investments on a quarterly basis at fair value as determined in good faith, as required by the 1940 Act. FEIM and FEAC may utilize the services of third-party valuation firms to aid it in determining the fair value of these investments on a quarterly basis and may use such third-party valuation firms in certain limited circumstances to aid the determination of fair value of such investments on a monthly basis. The Board periodically discusses valuations and reviews FEIM’s fair value determinations made in good faith and based on the input of the applicable third-party valuation firms, as applicable. The factors that may be considered in fair value pricing our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings, the markets in which the portfolio company does business, comparisons to publicly traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private investments and private companies, are inherently uncertain, they may fluctuate over short periods of time and may be based on estimates. Further, our valuation designee’s determinations of fair value may differ materially from the values that would have been used if a ready market for these investments existed. Our NAV could be adversely affected if our valuation designee’s determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such investments. Decreases in the market values or fair values of our investments will be recorded as unrealized depreciation. Any unrealized depreciation in our investment portfolio could be an indication of a portfolio company’s potential inability to meet its repayment obligations to us. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods. See “Determination of Net Asset Value” for additional information regarding the fair valuation process.
Because we expect to have substantial indebtedness, there could be increased risk in investing in our company.
Lenders will have fixed dollar claims on our assets that are superior to the claims of shareholders, and we have granted, and may grant, lenders a security interest in our assets in connection with borrowings. In the case of a liquidation event, those lenders would receive proceeds before our shareholders. In addition, borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, increase the risks associated with investing in our assets. Leverage is generally considered a speculative investment technique. If the value of our assets increases, then leveraging would cause the NAV attributable to our Common Shares to increase more than it otherwise would have had we not leveraged.

Conversely, if the value of our assets decreases, leveraging would cause the NAV attributable to our Common Shares to decline more than it otherwise would have had we not leveraged. Similarly, any increase in our revenue in excess of interest expense on our borrowed funds would cause our net income to increase more than it would without the leverage. Any decrease in our revenue would cause our net income to decline more than it would have had we not borrowed funds and could negatively affect our ability to make distributions on our Common Shares. Our ability to service any debt that we incur will depend largely on our financial performance and will be subject to prevailing economic conditions and competitive pressures. We and, indirectly, our shareholders will bear the cost associated with our leverage activity.
To the extent original issue discount (“OID”) or payment
in-kind
(“PIK”) interest constitutes a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash representing such income.
Our investments may include OID instruments or instruments with PIK interest, which represents contractual interest added to a loan balance and due at a later stage (typically the end of such loan’s term). To the extent OID or PIK interest constitutes a portion of our income, we would be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash. Such risks include:

•
The higher interest rates of OID and PIK instruments reflect the payment deferral and increased credit risk associated with these instruments, and OID and PIK instruments generally represent a significantly higher credit risk than coupon loans.

•	Even if the accounting conditions for income accrual are met, the borrower could still default when our actual collection is supposed to occur (typically at the maturity of the obligation).

•
OID and PIK instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

•	OID and PIK income may create uncertainty about the source of our cash distributions.

•
For accounting purposes, any cash distributions to shareholders representing OID and PIK income are expected to not be treated as coming from paid-in
capital, even though the cash to pay them is expected to come from the offering proceeds. As a result, despite the fact that a distribution representing OID and PIK income could be paid out of amounts invested by our shareholders, the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

•
An election to defer interest payments by adding them to the principal on such instruments increases our future investment income which increases our net assets and, as such, increases the Adviser’s future base management fees and, because interest payments will then be payable on a larger principal amount, the PIK election also increases the Adviser’s future incentive fees on income at a compounding rate. Similarly, all things being equal, the deferral associated with PIK interest also increases the loan-to-value
ratio at a compounding rate. The Advisers may have an incentive to invest in PIK interest securities or elect to defer interest payments in circumstances where they would not have done so but for the opportunity to continue to earn the incentive fee on income even when the issuers of the deferred interest securities would not be able to make actual cash payments to us on such securities. This risk could be increased because the Adviser is not obligated to reimburse us for any incentive fees received even if we subsequently incur losses or never receive in cash the deferred income that was previously accrued. In addition, the incentive fee on income generally does not include any realized capital gains or losses or unrealized capital gains or losses.

The highly competitive market in which we operate may limit our investment opportunities.
A number of entities compete with us to make the types of investments that we make. We compete with other BDCs, public and private funds, commercial and investment banks, CLO funds, commercial finance companies, and, to the extent they provide an alternative form of financing, private equity and hedge funds. Additionally, because competition for investment opportunities generally has increased among alternative investment vehicles, such as hedge funds, entities have begun to invest in areas in which they had not traditionally invested. As a result of these new entrants, competition for investment opportunities intensified in recent years and may intensify further in the future. Some of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC and that the Code imposes on us as a RIC. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this existing and potentially increasing competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objective.
Identifying, structuring and consummating investments involves competition among capital providers and market and transaction uncertainty. FEAC can provide no assurance that it will be able to identify a sufficient number of suitable investment opportunities or to avoid prepayment of existing investments to satisfy our investment objectives, including as necessary to effectively structure credit facilities or other forms of leverage.
With respect to the investments we make, we do not seek to compete based primarily on the interest rates we offer, and we believe that some of our competitors may make loans with interest rates that are lower than the rates we offer. With respect to all investments, we may lose some investment opportunities if we do not match our competitors’ pricing, terms and structure. However, if we match our competitors’ pricing, terms and structure, we may experience decreased net interest income, lower yields and increased risk of credit loss. We may also compete for investment opportunities with investment funds, accounts and investment vehicles managed by the Advisers. Although the Advisers will allocate opportunities in accordance with their policies and procedures, allocations to such investment funds, accounts and investment vehicles will reduce the amount and frequency of opportunities available to us and may not be in the best interests of us and our shareholders.
Because we expect to distribute substantially all of our net investment income and net realized capital gains to our shareholders, we will need additional capital to finance our growth and such capital may not be available on favorable terms or at all.
We elected to be taxed for federal income tax purposes as a RIC under Subchapter M of the Code. If we meet certain requirements, including source of income, asset diversification and distribution requirements, and if we continue to qualify as a BDC, we will continue to qualify for tax treatment as a RIC under the Code and will not have to pay corporate-level income taxes on income we distribute to our shareholders as dividends, allowing us to substantially reduce or eliminate our corporate-level income tax liability. As a BDC, we are generally required to meet a coverage ratio of total assets (less liabilities and indebtedness not represented by senior securities) to total senior securities, which includes all of our borrowings and any preferred shares we may issue in the future, of at least 150% at the time we issue any debt or preferred shares. This requirement limits the amount that we may borrow. Because we will continue to need capital to grow our investment portfolio, this limitation may prevent us from incurring debt or preferred shares and require us to raise additional equity at a time when it may be disadvantageous to do so. We cannot assure you that debt and equity financing will be available to us on favorable terms, or at all, and debt financings may be restricted by the terms of any of our outstanding borrowings. In addition, as a BDC, we are generally not permitted to issue Common Shares priced below NAV without shareholder approval. If additional funds are not available to us, we could be forced to curtail or cease new lending and investment activities, and our NAV could decline.

Our Board may change our investment objective, operating policies and strategies without prior notice or shareholder approval.
Our Board has the authority to modify or waive certain of our operating policies and strategies without prior notice and without shareholder approval (except as required by the 1940 Act). However, absent shareholder approval, we may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC. We cannot predict the effect any changes to our operating policies and strategies would have on our business, operating results, or value of our Common Shares. Nevertheless, the effects could adversely affect our business and impact our ability to make distributions and cause you to lose all or part of your investment.
We are dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our Common Shares and our ability to pay dividends.
Our business is dependent on our and third parties’ communications and information systems and any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in our activities. Our financial, accounting, data processing, transmission, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a disaster such as a cyber-attack, a natural catastrophe, electrical or telecommunications outages, an industrial accident, a terrorist attack, war or local or larger scale political or social events, public health emergencies, events unanticipated in our disaster recovery systems, or a support failure from external providers, which could have an adverse effect on our ability to conduct business and on our results of operations and financial condition. If a significant number of the Advisers’ employees were unavailable in the event of a disaster, our ability to effectively conduct our business could be severely compromised.
We depend heavily upon computer systems to perform necessary business functions. Despite our implementation of a variety of security measures, our computer systems could be subject to cyber-attacks and unauthorized access, such as physical and electronic break-ins,
“phishing” attempts or unauthorized tampering. Like other companies, we may experience threats to our data and systems, including malware and computer virus attacks, impersonation of authorized users, unauthorized access, system failures and disruptions. We do not control the cyber security plans and systems put in place by third-party service providers, and such third-party service providers may have limited indemnification obligations to us, the Advisers, shareholders and/or a portfolio company, each of which would be negatively impacted. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations, which could result in damage to our reputation, financial losses, litigation, increased costs, regulatory penalties and/or customer dissatisfaction or loss.
Many jurisdictions in which we or our portfolio companies may operate have laws and regulations relating to data, cyber security and protection of personal information, including the General Data Protection Regulation in the European Union and the California Consumer Privacy Act, as amended (the “
CCPA
”). The CCPA provides for enhanced consumer protections for California residents, a private right of action for data breaches and statutory fines for data breaches or other CCPA violations. If we fail to comply with the relevant laws and regulations, it could result in regulatory investigations and penalties, which could lead to negative publicity and may cause our fund investors and clients to lose confidence in the effectiveness of our security measures.
These events, in turn, could have a material adverse effect on our operating results and negatively affect the market price of our Common Shares and our ability to pay dividends to our shareholders.
We are an “emerging growth company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.
We qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to:

(1)	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

(2)
submit certain executive compensation matters to shareholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding
shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding
shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or

(3)
disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies.
We will remain an emerging growth company for up to five years, or until the earliest of: (1) the last date of the fiscal year during which we had total annual gross revenues of $1.235 billion or more; (2) the last day of the fiscal year ending after the fifth anniversary of any initial public offering of our Common Shares; (3) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible
debt; or (4) the date on which we are deemed to be a “large accelerated filer” as defined under Rule
12b-2
under the Exchange Act (however, we are not likely to lose our status as an emerging growth company as a result of being deemed a “large accelerated filer” because there is not, and there is not expected to be, a public trading market for our Common Shares).
We do not believe that being an emerging growth company will have a significant impact on our business or this offering. We have elected to opt in to the extended transition period for complying with new or revised accounting standards available to emerging growth companies. Also, because we are not a large accelerated filer or an accelerated filer under
Section 12b-2
of the Exchange Act, and will not be for so long as our Common Shares are not traded on a securities exchange, we will not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act even once we are no longer an emerging growth company. In addition, so long as we are externally managed by the Advisers and we do not directly compensate our executive officers, or reimburse FEIM, FEAC or their affiliates for the salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of the Advisers, we do not expect to include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, do not expect to be required to seek shareholder approval of executive compensation and golden parachute compensation arrangements pursuant to Section 14A(a) and (b) of the Exchange Act.
We may not be able to obtain all required state licenses or licenses in any other jurisdiction where they may be required in the future.
We may be required to obtain various state licenses in order to, among other things, originate commercial loans, and may be required to obtain similar licenses from other authorities, including outside the United States, in the future in connection with one or more investments. Applying for and obtaining required licenses can be costly and take several months. There is no assurance that we will obtain all of the licenses that we need on a timely basis. Furthermore, we will be subject to various information and other requirements in order to obtain and maintain these licenses, and there is no assurance that we will satisfy those requirements. Our failure to obtain or maintain licenses might restrict investment options and have other adverse consequences.

As a public company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and non-compliance
with such regulations may adversely affect us.
As a public company, we are subject to the Sarbanes-Oxley Act, and the related rules and regulations promulgated by the SEC. Our management is required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. As a relatively new company, developing and maintaining an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of our management’s time and attention. We cannot be certain of when our evaluation, testing and remediation actions will be completed or the impact of the same on our operations. In addition, we may be unable to ensure that the process is effective or that our internal controls over financial reporting are or will be effective in a timely manner. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.
Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until there is a public market for our Common Shares, which is not expected to occur.
Although we have implemented a share repurchase program, we have discretion to not repurchase shares, and our Board has the ability to amend or suspend the program.
Our Board may amend or suspend the share repurchase program if in its reasonable judgment it deems such action to be in our best interest and the best interest of our shareholders. As a result, share repurchases may not be available each quarter, such as when a repurchase offer would place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Company that would outweigh the benefit of the repurchase offer. We intend to conduct repurchase offers in accordance with the requirements of Rule
13e-4
promulgated under the Exchange Act and the 1940 Act. All Common Shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued Common Shares. The mechanics of our share repurchase program may change in the future, due to decisions made by our Board or changes in applicable law or guidance from the staff of the SEC.
Risks Related to Our Investments
Our investments in prospective private and middle market portfolio companies are risky, and we could lose all or part of our investment.
Investment in private and middle market companies involves a number of significant risks. Generally, little public information exists about these companies, and we are required to rely on the ability of the Advisers’ investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. Certain companies may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees we may have obtained in connection with our investment. In addition, they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. Additionally, smaller companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us. Smaller companies also generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, trustees and our investment adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies.
The portfolio companies and credit instruments in which the Fund invests will generally have a credit quality consistent with below investment grade securities, which are risky and highly speculative and could cause us to lose all or part of our investment.
Investments in the credit of private companies is highly speculative and involves a high degree of risk of credit loss, and therefore the Fund’s Common Shares may not be suitable for someone with a low tolerance for risk. These risks are likely to increase during an economic recession. Most of the credit instruments in which the Fund invests, including its investments in syndicated bank loans, middle market “club” loans, high-yield bonds, lower middle market direct lending loans and other debt instruments will be rated below investment grade by rating agencies or, if unrated, will be of comparable quality. Below investment grade investments are often referred to as “high-yield” or “junk” securities. Below investment grade debt instruments are rated “Ba1” or lower by Moody’s Investors Service, Inc., “BB+” or lower by S&P Global Ratings and/or “BB+” or lower by Fitch Ratings or, if unrated, are judged to be of comparable credit quality. The direct lending loans in which we invest typically are not rated by any rating agency, but if such investments were rated, they would likely be below investment grade. For these securities, the risks associated with below investment grade instruments are more pronounced. We may invest without limit in debt of any rating, as well as debt that has not been rated by any nationally recognized statistical rating organization. Accordingly, we will be exposed to a greater amount of credit risk than a fund that invests solely in investment grade debt securities and other types of credit instruments.
While generally providing greater income and opportunity for gain, below investment grade securities or comparable unrated securities may be subject to greater risks than securities or instruments that have higher credit ratings, including a higher risk of default. The credit rating of a high-yield bond and/or syndicated bank loan that is rated below investment grade does not necessarily address its market value risk, and ratings may from time to time change, positively or negatively, to reflect developments regarding the issuer’s financial condition. Below investment grade high-yield bonds and syndicated bank loans and similar instruments often are considered to be speculative with respect to the capacity of the borrower to timely repay principal and pay interest or dividends in accordance with the terms of the obligation and may have more credit risk than higher rated securities. Below investment grade securities or comparable unrated securities may be particularly susceptible to economic downturns. It is likely that a prolonged or deepening economic recession could adversely affect the ability of some borrowers issuing below investment grade debt instruments to repay principal and pay interest on the instrument, increase the incidence of default and severely disrupt the market value of the securities and similar debt instruments.
Issuers of the below investment grade securities or comparable unrated securities in which the Fund may invest may default on their obligations to pay principal or interest when due. This nonpayment would result in a reduction of income to the Fund, a reduction in the value of such debt instrument experiencing nonpayment and, potentially, a decrease in the NAV of the Fund. With respect to the Fund’s investments in debt instruments that are secured, there can be no assurance that liquidation of collateral would satisfy the issuer’s obligation in the event of nonpayment of scheduled interest or principal or that such collateral could be readily liquidated. In the event of bankruptcy of an issuer, the Fund could experience delays or limitations with respect to its ability to realize the benefits of any collateral securing such debt instrument. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to an investment, the Fund may lose its entire investment or may be required to accept cash or securities with a value substantially less than its original investment.
Additionally, the secondary market for below investment grade securities and comparable unrated securities tends to be less liquid and more volatile than that for higher rated instruments. For these reasons, your investment in us is subject to the following specific risks: (i) increased price sensitivity to a deteriorating economic environment; (ii) greater risk of loss due to default or declining credit quality; (iii) adverse company specific events are more likely to render the issuer unable to make interest and/or principal payments; and (iv) depression of the price and liquidity of lower grade securities may occur if a negative perception of the lower grade debt market develops, which could last for a significant period.
Furthermore, because unrated securities may not have an active trading market or may be difficult to value, the Fund might have difficulty selling them promptly at an acceptable price. To the extent that the Fund invests in unrated securities, the Fund’s ability to achieve its investment objectives will be more dependent on the Subadviser’s credit analysis than would be the case when the Fund invests in rated securities.
We expect to invest primarily in directly originated debt investments of private companies and we may not realize gains from our equity investments.
While we expect to invest primarily in directly originated debt investments of private companies, in certain instances, we expect to make equity co-investments
in the form of preferred shares or similar securities. Our goal is ultimately to dispose of such equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.
We may not be in a position to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies that could decrease the value of our investments.
We do not generally intend to take controlling equity positions in our portfolio companies. To the extent that we do not hold a controlling equity interest in a portfolio company, we are subject to the risk that such portfolio company may make business decisions with which we disagree, and the shareholders and management of such portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity for the debt and equity investments that we expect to typically hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company and may therefore suffer a decrease in the value of our investments.
In addition, we may not be in a position to control any portfolio company by investing in its debt securities. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Further, the debt securities in which we invest in a portfolio company may have fewer or no financial maintenance covenants and restrictions, particularly with respect to broadly syndicated loans. These are called covenant-lite loans. A covenant-lite loan typically results in a lender having less of an ability to proactively exercise rights and remedies as a result of financial performance until a payment default occurs.
Our portfolio companies may be highly leveraged.
Some of our portfolio companies may be highly leveraged, which may have adverse consequences to these companies and to us as an investor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies’ ability to finance their future operations and capital needs. As a result, these companies’ flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.
We expect to invest a portion of our capital in second lien and the
“last-out”
tranche of unitranche loans (also known as first lien second out loans) issued by our portfolio companies. The portfolio companies usually have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt securities in which we invest. Such investments are subject to greater risk of default than senior obligations as a result of adverse changes in the financial condition of the obligor or in general economic conditions. By their terms, such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the debt securities in which we invest. These debt instruments would usually prohibit the portfolio companies from paying interest on or repaying our investments in the event and during the continuance of a default under the debt. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt securities in which we invest, we would have to share any distributions on an equal and ratable basis with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.
Certain loans that we expect to make to portfolio companies may be secured on a second priority basis by the same collateral securing senior secured debt of such companies. In addition, we may make, in the future, unsecured loans to portfolio companies, meaning that such loans will not benefit from any interest in collateral of such companies. Liens on a portfolio company’s collateral, if any, will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the portfolio company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of, and be entitled to receive proceeds from, any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the portfolio company’s remaining assets, if any.
The rights we may have with respect to the collateral securing certain loans we make to our portfolio companies may also be limited pursuant to the terms of one or more intercreditor agreements or agreements among lenders. Under these agreements, we may forfeit certain rights with respect to the collateral to holders with prior claims. These rights may include the right to commence enforcement proceedings against the collateral, the right to control the conduct of those enforcement proceedings, the right to approve amendments to collateral documents, the right to release liens on the collateral and certain rights to receive interest and certain amortization payments that would be allocated to other lenders under the credit facility. We may not have the ability to control or direct such actions, even if as a result our rights as lenders are adversely affected.
SOFR has a limited history, and the future performance of SOFR cannot be predicted based on historical performance; SOFR may also be modified or discontinued.
The London InterBank Offered Rate (“LIBOR”) has been discontinued and is no longer considered a representative rate. The market in the U.S. has transitioned to SOFR-based rates as modified, in some cases, by an applicable spread adjustment. The Fund’s Credit Facility and Loan Agreement utilize a SOFR-based reference rate. There is no assurance that SOFR-based rates, as modified by an applicable spread adjustment, will be the economic equivalent of U.S. dollar LIBOR. SOFR-based rates will differ from U.S. dollar LIBOR, and the differences may be material. As a result of the LIBOR discontinuation, interest rates on financial instruments tied to LIBOR rates, as well as the revenue and expenses associated with those financial instruments, may be adversely affected. SOFR-based rates or other alternative reference rates may be an ineffective substitute for LIBOR, resulting in prolonged adverse market conditions for the Fund.
The publication of SOFR began in April 2018, and, therefore, it has a very limited history. In addition, the future performance of SOFR cannot be predicted based on its limited historical performance. Future levels of SOFR may bear little or no relation to the historical actual or historical indicative data. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may change in the future. Because only limited historical data has been released by the Federal Reserve Bank of New York, as administrator of SOFR, such analysis inherently involves assumptions, estimates and approximations. The future performance of SOFR is impossible to predict and therefore no future performance of SOFR may be inferred from any of the historical actual or historical indicative data. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR or any SOFR-linked investments.
SOFR is a relatively new rate, and the Federal Reserve Bank of New York (or a successor) may make methodological or other changes that could change the value of SOFR, including changes related to the methods by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or the averages or periods used to report SOFR. If the manner in which SOFR is calculated is changed, that change may result in a reduction of the amount of interest payable on SOFR-linked investments, such as loans and notes, which may adversely affect the trading prices and marketability of such investments. The administrator of SOFR may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of SOFR in its sole discretion and without notice and has no obligation to consider the interests of holders of such investments in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR.
Economic recessions or downturns or restrictions on trade could impair our portfolio companies and adversely affect our operating results.
The economy is subject to periodic downturns that, from time to time, result in recessions or more serious macroeconomic events such as supply chain challenges, labor shortages, heightened interest rates and inflation, foreign currency exchange volatility, and volatility in global capital markets. The risks associated with our and our portfolio companies’ businesses are more severe during periods of economic slowdown or recession.
Many of our portfolio companies may be susceptible to economic recessions or downturns and may be unable to repay our debt investments during these periods. Therefore, our non-performing
assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior secured debt. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income and NAV. Certain of our portfolio companies may also be impacted by tariffs or other matters affecting international trade. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and adversely affect our operating results.
A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on its assets representing collateral for its obligations, which could trigger cross defaults under other agreements and jeopardize our portfolio company’s ability to meet its obligations under the debt investments that we hold and the value of any equity securities we own. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company. These events could harm our financial condition and operating results.

We may be exposed to special risks associated with bankruptcy cases.
One or more of our portfolio companies may be involved in bankruptcy or other reorganization or liquidation proceedings. Many of the events within a bankruptcy case are adversarial and often beyond the control of the creditors. While creditors generally are afforded an opportunity to object to significant actions, we cannot assure you that a bankruptcy court would not approve actions that may be contrary to our interests. There also are instances where creditors can lose their ranking and priority if they are considered to have taken over management of a borrower.
To the extent that portfolio companies in which we invest through a unitranche facility are involved in bankruptcy proceedings, the outcome of such proceedings may be uncertain. For example, it is unclear whether a bankruptcy court would enforce an agreement among lenders which sets the priority of payments among unitranche lenders. In such a case, the “first out” lenders in the unitranche facility may not receive the same degree of protection as they would if the agreement among lenders was enforced.
Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans to affiliates of the portfolio company, accept prepayments, exercise our remedies (through “standstill” periods) and control decisions made in bankruptcy proceedings relating to the portfolio company.
The reorganization of a company can involve substantial legal, professional and administrative costs to a lender and the borrower. It is subject to unpredictable and lengthy delays and during the process a company’s competitive position may erode, key management may depart and a company may not be able to invest adequately. In some cases, the debtor company may not be able to reorganize and may be required to liquidate assets. The debt of companies in financial reorganization will, in most cases, not pay current interest, may not accrue interest during reorganization and may be adversely affected by an erosion of the issuer’s fundamental value.
In addition, lenders can be subject to lender liability claims for actions taken by them where they become too involved in the borrower’s business or exercise control over the borrower. For example, we could become subject to a lender liability claim (alleging that we misused our influence on the borrower for the benefit of its lenders), if, among other things, the borrower requests significant managerial assistance from us and we provide that assistance. To the extent we and an affiliate both hold investments in the same portfolio company that are of a different character, we may also face restrictions on our ability to become actively involved in the event that that portfolio company becomes distressed as a result of the restrictions imposed on transactions involving affiliates under the 1940 Act. In such cases, we may be unable to exercise rights we may otherwise have to protect our interests as security holders in such portfolio company.
Our investments in loans could be subject to extended settlement times, which would increase our risk of loss.
Transactions involving loans may have significantly longer settlement periods (e.g., longer than seven (7) days) than certain other liquid investments. The sale proceeds related to the sale of our loans may not be available to make additional investments within the desired timeframe or to meet our liquidity needs in connection with our share repurchase program until potentially a substantial period after the sale of the loans.
Our loans could be subject to equitable subordination by a court, which would increase our risk of loss with respect to such loans.
Courts may apply the doctrine of equitable subordination to subordinate the claim or lien of a lender against a borrower to claims or liens of other creditors of the borrower, when the lender or its affiliates is found to have engaged in unfair, inequitable or fraudulent conduct. The courts have also applied the doctrine of equitable subordination when a lender or its affiliates is found to have exerted inappropriate control over the borrower, including control resulting from the ownership of equity interests in the borrower.

Payments on one or more of our loans, particularly a loan to a client in which we also hold an equity interest, may be subject to claims of equitable subordination. If we were deemed to have the ability to control or otherwise exercise influence over the business and affairs of one or more of our portfolio companies resulting in economic hardship to other creditors of that company, this control or influence may constitute grounds for equitable subordination and a court may treat one or more of our loans as if it were unsecured or common equity in the portfolio company. In that case, if the portfolio company were to liquidate, we would be entitled to repayment of our loan on a pro-rata
basis with other unsecured debt or, if the effect of subordination was to place us at the level of common equity, then on an equal basis with other holders of the portfolio company’s common equity only after all of its obligations relating to its debt and preferred securities had been satisfied.
Our failure to make
follow-on
investments in our portfolio companies could impair the value of our portfolio.
Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as
“follow-on”
investments in order to: (1) increase or maintain in whole or in part our equity ownership percentage; (2) exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; (3) attempt to preserve or enhance the value of our initial investment; or (4) to finance an acquisition or other material transaction. We have the discretion to make any follow-on
investments, subject to the availability of capital resources. We may elect not to make follow-on
investments or otherwise lack sufficient funds to make those investments. Our failure to make follow-on
investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on
investment, we may elect not to make such
follow-on
investment because we may not want to increase our concentration of risk, because we prefer other opportunities, because we are inhibited by compliance with BDC requirements or because of tax constraints. In addition, our ability to make follow-on
investments may also be limited by our Advisers’ allocation policy. We may also make follow on investments that exceed our target hold size because other co-investing
funds may not have available capital.
If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a BDC or be precluded from investing according to our current business strategy, which would have a material adverse effect on our business, financial condition and results of operations, including, but not limited to, the tax status of any distributions. Our ability to invest in public companies may be limited in certain circumstances.
To maintain our status as a BDC, we are not permitted to acquire any assets other than “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets (with certain limited exceptions). Subject to certain exceptions for follow-on
investments and distressed companies, an investment in an issuer that has outstanding securities listed on a national securities exchange may be treated as a qualifying asset only if such issuer has a market capitalization that is less than $250 million at the time of such investment and meets the other specified requirements. We believe that most of the investments that we may acquire in the future will constitute qualifying assets. However, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets for purposes of the 1940 Act.
If we do not invest a sufficient portion of our assets in qualifying assets, we could be found to be in violation of the 1940 Act provisions applicable to BDCs and possibly lose our status as a BDC, which would have a material adverse effect on our business, financial condition and results of operations, including, but not limited to, the tax status of any distributions. Similarly, these rules could prevent us from making follow-on
investments in existing portfolio companies (which could result in the dilution of our position) or could require us to dispose of investments at inopportune times in order to come into compliance with the 1940 Act. If we need to dispose of such investments quickly, it may be difficult to dispose of such investments on favorable terms. For example, we may have difficulty in finding a buyer and, even if we do find a buyer, we may have to sell the investments at a substantial loss. See “Certain Regulatory Matters—Investment Company Act of 1940—Qualifying Assets.”

Our investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.
Our investment strategy contemplates that a portion of our investments may be in
non-U.S.
companies although we are required generally to invest at least 70% of our assets in companies organized and having their principal place of business within the U.S. and its possessions. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. These risks may be more pronounced for portfolio companies located or operating primarily in emerging markets whose economies, markets and legal systems may be less developed.
Although it is anticipated that most of our investments will be denominated in U.S. dollars, our investments that are denominated in a foreign currency will be subject to the risk that the value of a particular currency may change in relation to the U.S. dollar. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments. We may employ hedging techniques to minimize these risks, but we can offer no assurance that we will, in fact, hedge currency risk or, that if we do, such strategies will be effective. As a result, a change in currency exchange rates may adversely affect our profitability.
We may acquire various financial instruments for purposes of “hedging” or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our shareholders.
We may seek to hedge against interest rate and currency exchange rate fluctuations and credit risk by using financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act. The use of derivatives is a highly specialized activity that can involve investment techniques and risks different from, and in some respects greater than, those associated with investing in more traditional investments such as stocks and bonds. While we may enter into transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek or be able to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in
non-U.S.
currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations. In addition, defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Also, if we invest in derivatives at inopportune times or judge market conditions incorrectly, such investments may lower our returns or result in a loss. We also could experience losses if we are unable to liquidate our position because of an illiquid secondary market. The market for some derivatives is, or suddenly can become, illiquid, especially in times of financial stress. Because they are two-party
contracts and because they may have terms of greater than seven (7) days, certain swap transactions may be considered to be illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives. Hedging transactions may also reduce cash available to pay distributions to our shareholders.
The Fund expects to rely on certain exemptions in Rule
18f-4
to enter into derivatives transactions and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Under Rule
18f-4,
“derivatives transactions” include the following: (1) any swap, security-based swap, futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; and (3) if the Fund determines to rely on the exemption in Rule
18f-4(d)(1)(ii),
reverse repurchase agreements and similar financing transactions.
The Fund intends to operate as a “limited derivatives user” for purposes of the derivatives transactions exemption in Rule
18f-4.
To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets (as calculated in accordance with Rule
18f-4).
If the Fund fails to qualify as a “limited derivatives user” as defined in Rule
18f-4
and seeks to enter into derivatives transactions, the Fund will be required to establish a comprehensive derivatives risk management program, to comply with certain value-at-risk
based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.
The Fund will rely on an exemption in Rule
18f-4(e)
when entering into unfunded commitment agreements, which includes any commitment to make a loan to a company, including term loans, delayed draw term loans, and revolvers, or to invest equity in a company. To rely on the unfunded commitment agreements exemption, the Fund must reasonably believe, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. In addition, the Fund will rely on the exemption in Rule
18f-4(f)
when purchasing when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced
commitments, and dollar rolls) and
non-standard
settlement cycle securities, if certain conditions are met.
We may incur greater risk with respect to investments we acquire through assignments or participations of interests.
Although we originate a substantial portion of our loans, we may acquire loans through assignments or participations of interests in such loans. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to such debt obligation. However, the purchaser’s rights can be more restricted than those of the assigning institution, and we may not be able to unilaterally enforce all rights and remedies under an assigned debt obligation and with regard to any associated collateral. A participation typically results in a contractual relationship only with the institution participating out the interest and not directly with the borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. In purchasing participations, we generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and we may not directly benefit from the collateral supporting the debt obligation in which we have purchased the participation. As a result, we will be exposed to the credit risk of both the borrower and the institution selling the participation. In addition, to the extent that the lead institution fails and any borrower collateral is used to reduce the balance of a participated loan, we will be regarded as a creditor of the lead institution and will not benefit from the exercise of any set-off
rights by the lead institution or its receiver.
Further, in purchasing participations in lending syndicates, our Subadviser will not be able to conduct the same level of due diligence on a borrower or the quality of the loan with respect to which we are buying a participation as we would conduct if we were investing directly in the loan. This difference may result in us being exposed to greater credit or fraud risk with respect to such loans than we expected when initially purchasing the participation.
Changes in healthcare laws and other regulations applicable to some of our portfolio companies’ businesses may constrain their ability to offer their products and services.
Changes in healthcare or other laws and regulations applicable to the businesses of some of our portfolio companies may occur that could increase their compliance and other costs of doing business, require significant systems enhancements, or render their products or services less profitable or obsolete, any of which could have a material adverse effect on their results of operations. There has also been an increased political and regulatory focus on healthcare laws in recent years, and new legislation could have a material effect on the business and operations of some of our portfolio companies.
Our equity ownership in a portfolio company may represent a control investment. Our ability to exit a control investment may be limited.
We may acquire control investments in portfolio companies. Our ability to divest ourselves from a debt or equity investment in a controlled portfolio company could be restricted due to illiquidity in a private stock, limited trading volume on a public company’s stock, inside information on a company’s performance, insider blackout periods, or other factors that could prohibit us from disposing of the investment as we would if it were not a control investment. Additionally, we may choose not to take certain actions to protect a debt investment in a control investment portfolio company. As a result, we could be limited in our ability to exit a control investment at an ideal time, which could diminish the value we are able to receive upon exiting such control investment.
We may experience risks arising from potential controlled group liability.
Under ERISA and the Code, all members of a group of commonly controlled trades or businesses may be jointly and severally liable for each other’s obligations to any defined benefit pension plans maintained by an entity in the controlled group or to which such entity is obligated to contribute. These obligations may include the obligation to make required pension contributions, the obligation to fund any deficit amount upon pension plan termination and the obligation to pay withdrawal liability owed to an underfunded multiemployer (union-sponsored) plan to which such entity makes contributions if the entity withdraws from such plan. A 2013 U.S. Federal Appeals court decision found that certain supervisory and portfolio management activities of a private equity fund could cause a fund to be considered a trade or business for these purposes, and thus, liable for withdrawal liability owed by a fund’s portfolio company to an underfunded multiemployer plan which covered the employees of the portfolio company. Accordingly, if we invested in a control type investment and if we were found to be engaged in a “trade or business” for ERISA purposes, we and the various entities in which we have a control type investment could be held liable for the defined benefit pension obligations of one or more of such investments.
Risks Related to the Advisers and Their Affiliates; Conflicts of Interest
We are dependent upon senior management personnel of the Advisers for our future success, and if the Advisers are unable to retain qualified personnel or if our investment adviser loses any member of their senior management teams, our ability to achieve our investment objectives could be significantly harmed.
We depend on the members of senior management of FEAC, particularly the members of the investment committee of FEAC’s Direct Lending platform and Tradable Credit platform (the “Investment Committee Members”). The Investment Committee Members and other investment professionals make up our investment team and are responsible for the identification, final selection, structuring, closing and monitoring of our investments. These Investment Committee Members have critical industry experience and relationships that we will rely on to implement our business plan. Our future success depends on the continued service of FEAC’s senior management team. An Investment Committee Member could depart at any time for any reason, which we have no control over. The departure of any of the members of FEAC’s senior management or a significant number of the Investment Committee Members could have a material adverse effect on our ability to achieve our investment objective. As a result, we may not be able to operate our business as we expect, and our ability to compete could be harmed, which could cause our operating results to suffer. FEAC may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process and may not be able to find investment professionals in a timely manner or at all. Further, we and our Advisers do not intend to separately maintain key person life insurance on any of these individuals. In addition, we can offer no assurance that FEAC will remain our investment subadviser or our administrator.

We may be obligated to pay the Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.
Our Advisory Agreement entitles the Adviser to receive
Pre-Incentive
Fee Net Investment Income Returns regardless of any capital losses. In such case, we may be required to pay the Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.
In addition, any
Pre-Incentive
Fee Net Investment Income Returns may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. The Adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received. Further, the deferral of interest on a PIK loan increases its loan-to-value
ratio, which is a measure of the riskiness of a loan.
The Advisers and their affiliates, senior management and employees have certain conflicts of interest, including with respect to the allocation of investment opportunities.
The Advisers, their senior management, and employees serve or may serve as investment advisers, officers, trustees or principals of entities that operate in the same or a related line of business. In addition, the Advisers and their affiliates may sponsor or manage investment funds, accounts or other investment vehicles with similar or overlapping investment strategies. Any affiliated investment vehicle formed in the future and managed by the Advisers or their affiliates may also invest in asset classes similar to those targeted by us. For example, FEAC may serve as investment adviser to one or more private funds, registered open-end
funds, registered
closed-end
funds, separate managed accounts, BDCs and CLOs. In addition, the Fund’s officers may serve in similar capacities for one or more private funds, registered open-end
funds, registered
closed-end
funds, BDCs and CLOs. Accordingly, these individuals may have obligations to investors in those entities or funds, the fulfillment of which might not be in our best interests or the best interests of our shareholders. In addition, certain of the personnel employed by the Advisers or focused on our business may change in ways that are detrimental to our business. As a result, the Advisers may face conflicts in allocating investment opportunities between us and such other entities. To the extent FEAC and its affiliates determine that an investment is appropriate for the Fund and for one or more other funds, the Advisers intend to allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (a) certain restrictions under the 1940 Act and rules thereunder regarding co-investments
with affiliates, (b) the requirements of the Advisers Act and (c) the Advisers’ internal conflict of interest and allocation policies. Although FEAC will endeavor to allocate investment opportunities in a fair and equitable manner, it is possible that we may not be given the opportunity to participate in such investments. The Fund and the Advisers intend to rely on the
Co-Investment
Order, which permits the Fund to, among other things,
co-invest
with certain other persons, including certain affiliates of the Advisers and certain public or private funds managed by the Advisers and their affiliates, subject to certain terms and conditions. The Fund, the Advisers and certain Affiliated Funds have applied for an updated form of relief, which offers certain additional benefits for the Fund and its Affiliated Funds and would supersede the current relief if granted by the SEC.
The 1940 Act imposes significant limits on
co-investment
with affiliates of the Fund, and without an exemptive order the Fund generally would not be permitted to co-invest
alongside its affiliates in privately negotiated transactions unless the transaction is otherwise permitted under existing regulatory guidance, such as transactions where price is the only negotiated term. The SEC granted the Advisers the
Co-Investment
Order that allows us to
co-invest
in portfolio companies with Affiliated Funds and Proprietary Accounts in a manner consistent with the Fund’s investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with certain conditions. See “Certain Regulatory Matters—Exemptive Relief.” In situations where co-investment
with other entities sponsored or

managed by the Advisers or their affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, the Advisers will need to decide whether the Fund or such other entity or entities will proceed with the investment. The Advisers will make these determinations based on their policies and procedures, which will generally require that such opportunities be offered to eligible accounts on a basis that is fair and equitable over time. This reduces the number
of transactions in which the Fund can participate and makes it more difficult for the Fund to implement its investment objective.
There may be conflicts of interest relating to certain affiliates.
The Advisers’ affiliation with Blackstone/Corsair and Napier Park, a wholly owned subsidiary of the Adviser, requires the Advisers to manage conflicts of interest associated with dealings the Fund may have with entities owned and/or controlled by Blackstone/Corsair, including, but not limited to, investment advisers, broker-dealers and sponsors of investment funds and limited partnerships, registered commodity trading advisors and/or registered commodity pool operator entities, banking or thrift institutions, insurance companies or agencies. For example, should the Advisers wish to cause the Fund to execute portfolio transactions through broker-dealers affiliated with Blackstone/Corsair, the commercial reasonableness of the brokerage compensation associated with those trades would have to be assessed. Moreover, if our assets were deemed “plan assets” within the meaning of ERISA subject to the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code, we would be required to avoid certain transactions with issuers owned in significant part by Blackstone/Corsair because of prohibitions under ERISA and Section 4975 of the Code. Other dealings may be more completely restricted. For example, the Fund may not be able to buy or sell property directly to or from Napier Park, Blackstone/Corsair or their associated accounts. There also may be limits on participation in underwritings or other securities offerings by Napier Park, Blackstone/Corsair or their associated funds, accounts or portfolio companies. FEAC may also compete with its affiliates, including Napier Park or Blackstone/Corsair, for potential investments. The breadth of these affiliations at times may require the Fund to abstain from or restructure an otherwise attractive investment opportunity. In addition, from time to time, clients of Napier Park are investors in clients of FEAC and will pay customary fees or expenses as investors therein. While not currently expected, in the future FEAC may determine to enter into, or modify, its fee arrangements with Napier Park clients.
Investments in portfolio companies associated with Blackstone/Corsair may be restricted by the 1940 Act. To the extent such investments are permitted and the Fund invests in such a portfolio company (a portfolio company generally referring to a company owned by private equity funds managed by Blackstone/Corsair), conflicts of interest may arise from the presence of Blackstone/Corsair representatives on the company board or the payment of compensation by the company to Blackstone/Corsair or an affiliate. Moreover, the Advisers could have an incentive to allocate the Fund’s assets to such a portfolio company since affiliates of the Advisers have a direct or indirect financial interest in its success. There also may be instances where Blackstone/Corsair could be involved in bankruptcy proceedings of current investments or of issuers in which the Fund would otherwise invest, with potentially divergent interests as between the Fund and Blackstone/Corsair. The Fund may be forced to sell or hold existing investments (possibly at disadvantageous times or under disadvantageous conditions) as a result of various relationships that Blackstone/Corsair may have or transactions or investments Blackstone/Corsair and their affiliates may make or have made. The inability to transact in any security, derivative or loan held by the Fund could result in significant losses or lost opportunity costs to the Fund.
Certain shareholders, or their affiliates, may have strategic relationships with First Eagle, or affiliates of First Eagle, that may provide such shareholders or their affiliates with certain rights or indirect benefits as a result of their investment in the Fund that would not apply to any other investor’s investment in the Fund. The Fund would not be a party to, or provide any direct benefits under, any such strategic relationships. Specific examples of such additional rights and benefits can be expected to include, among others, specialized reporting or information rights, economic, reimbursement or discount arrangements and rights related to co-investments
alongside First Eagle funds. See “Potential Conflicts of Interest” below for more information.

Risks Related to our Operations as a Business Development Company
Our ability to enter into transactions with our affiliates will be restricted.
Because we have elected to be treated as a BDC under the 1940 Act, we are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of our Independent Trustees and, in some cases, of the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and we are generally prohibited from buying or selling any security from or to such affiliate, absent the prior approval of our Independent Trustees. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our Independent Trustees and, in some cases, of the SEC. The SEC staff has granted the Advisers relief pursuant to the
Co-Investment
Order that we may rely upon. Pursuant to the
Co-Investment
Order, we are permitted to
co-invest
with Affiliated Funds and/or Proprietary Accounts if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our Independent Trustees make certain conclusions in connection with a co-investment
transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned, and (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objectives and strategies. Pursuant to such
Co-Investment
Order, the Fund’s Board may establish Board Criteria clearly defining co-investment
opportunities in which the Fund will have the opportunity to participate with one or more FE Funds, and other public or private funds managed by the Advisers that target similar assets. If an investment falls within the Board Criteria, FEAC must offer an opportunity for the FE Funds to participate. A FE Fund may determine to participate or not to participate, depending on whether FEAC determines that the investment is appropriate for the FE Funds (e.g., based on investment strategy). If FEAC determines that such investment is not appropriate for us, the investment will not be allocated to us, but FEAC will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board at the next quarterly board meeting.
We intend to
co-invest,
subject to the conditions included in the
Co-Investment
Order. We believe that such
co-investments
may afford us additional investment opportunities and an ability to achieve greater diversification. We are prohibited from buying or selling any security from or to any person who owns more than 25% of our voting securities or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or Trustees or their affiliates.
Regulations governing our operation as a BDC may limit our ability to, and the way in which we, raise additional capital, which could have a material adverse impact on our liquidity, financial condition and results of operations.
Our business may in the future require a substantial amount of capital. We may acquire additional capital from the issuance of senior securities (including debt and preferred shares) or the issuance of additional Common Shares. However, we may not be able to raise additional capital in the future on favorable terms or at all. Additionally, we may only issue senior securities up to the maximum amount permitted by the 1940 Act. The 1940 Act permits us to issue senior securities only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 150% after such issuance or incurrence. If our assets decline in value and we fail to satisfy this test, we may be required to liquidate a portion of our investments and repay a portion of our indebtedness at a time when such sales or repayment may be disadvantageous, which could have a material adverse impact on our liquidity, financial condition and results of operations. As of December 31, 2024, we had $325.6 million outstanding under our Credit Facility.

•
Senior Securities (including debt and preferred shares)
. As a result of issuing senior securities, we would also be exposed to typical risks associated with leverage, including an increased risk of loss. If we issue preferred securities, such securities would rank “senior” to Common Shares in our capital structure, resulting in preferred shareholders having separate voting rights, dividend and liquidation rights, and possibly other rights, preferences or privileges more favorable than those granted to holders of our Common Shares. Furthermore, the issuance of preferred securities could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our Common Shares or otherwise be in your best interest.

•
Additional Common Shares.
Our Board may decide to issue Common Shares to finance our operations rather than issuing debt or other senior securities. As a BDC, we are generally not able to issue our Common Shares at a price below NAV without first obtaining required approvals from our shareholders and our Independent Trustees. We may also make subscription rights offerings or warrants representing rights to purchase shares of our securities to our shareholders at prices per share less than the NAV per share, subject to the requirements of the 1940 Act. If we raise additional funds by issuing more Common Shares or senior securities convertible into, or exchangeable for, our Common Shares, the percentage ownership of our shareholders at that time would decrease, and such shareholders may experience dilution.

If additional capital is raised in one or more subsequent financings, until we are able to invest the net proceeds of such financing in suitable investments, we will invest in temporary investments, such as cash, cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less, which we expect will earn yields lower than the interest, dividend or other income that we anticipate receiving in respect of investments in debt and equity securities of our target portfolio companies. As a result, our ability to pay dividends in the years of operation during which we have such net proceeds available to invest will be based on our ability to invest our capital in suitable portfolio companies in a timely manner. Further, the management fee and incentive fee payable to our investment adviser will not be reduced while our assets are invested in such temporary investments.
Changes in the laws or regulations governing our business, or changes in the interpretations thereof, and any failure by us to comply with these laws or regulations, could have a material adverse effect on our business, results of operations or financial condition.
Changes in the laws or regulations or the interpretations of the laws and regulations that govern BDCs, RICs or non-depository
commercial lenders could significantly affect our operations and our cost of doing business. We are subject to federal, state and local laws and regulations and are subject to judicial and administrative decisions that affect our operations, including our loan originations, maximum interest rates, fees and other charges, disclosures to portfolio companies, the terms of secured transactions, collection and foreclosure procedures and other trade practices. If these laws, regulations or decisions change, or if we expand our business into jurisdictions that have adopted more stringent requirements than those in which we currently conduct business, we may have to incur significant expenses in order to comply, or we might have to restrict our operations. In addition, if we do not comply with applicable laws, regulations and decisions, we may lose licenses needed for the conduct of our business and may be subject to civil fines and criminal penalties.
In December 2019, the Commodity Futures Trading Commission (“
CFTC
”) amended certain rules to require BDCs that trade “commodity interests” (as defined under CFTC rules) to a de minimis extent to file an electronic notice of exclusion to not be deemed a commodity pool operator pursuant to CFTC regulations. This exclusion allows BDCs that trade commodity interests to forgo regulation under the Commodity Exchange Act, as amended (“
CEA
”) and the CFTC. If our Adviser is unable to claim this exclusion with respect to us, and/or file annual renewals, the Adviser would become subject to registration and regulation as a commodity pool operator under the CEA, which would subject our Adviser and us to additional registration and regulatory requirements, along with increasing operating expenses which would have a material adverse effect on our business, results of operations or financial condition.
We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or periodically increase our dividend rate.

Risks Related to Debt Financing
When we use leverage, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us. Leverage may also adversely affect the return on our assets, reduce cash available for distribution to our shareholders, and result in losses.
The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for loss on invested equity capital. When we use leverage to partially finance our investments, through borrowing from banks and other lenders, you will experience increased risks of investing in our Common Shares. If the value of our assets decreases, leveraging would cause NAV to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to our shareholders. In addition, our shareholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management or incentive fees payable to the Adviser.
We expect to use leverage to finance our investments. We currently may borrow under the Credit Facility and BSL Credit Facility and may in the future borrow from or issue other senior securities, and in the future may borrow from, or issue senior securities to banks, insurance companies, funds, institutional investors and other lenders and investors. The amount of leverage that we employ will depend on FEAC’s and the Board’s assessment of market and other factors at the time of any proposed borrowing. There can be no assurance that leveraged financing will be available to us on favorable terms or at all. However, to the extent that we use leverage to finance our assets, our financing costs will reduce cash available for distributions to shareholders. Moreover, our ability to service our debt depends largely on our financial performance and is subject to prevailing economic conditions and competitive pressures, and we may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.
As a BDC, we generally are required to meet a coverage ratio of total assets (less liabilities and indebtedness not represented by senior securities) to total borrowings and other senior securities, which include all of our borrowings and any preferred shares that we may issue in the future, of at least 150%. If this ratio were to fall below 150%, we could not incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations and investment activities. Moreover, our ability to make distributions to you may be significantly restricted or we may not be able to make any such distributions whatsoever, in which case we might not be able to maintain our RIC tax treatment under Subchapter M of the Code.
Although borrowings by the Fund have the potential to enhance overall returns that exceed the Fund’s cost of funds, they will further diminish returns (or increase losses on capital) to the extent overall returns are less than the Fund’s cost of funds. In addition, borrowings by the Fund may be secured by the shareholders’ investments as well as by the Fund’s assets and the documentation relating to such borrowing may provide that during the continuance of a default under such borrowing, the interests of the investors may be subordinated to such borrowing.
A credit facility under which we may borrow may impose financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC. A failure to renew any such debt facilities or to add new or replacement debt facilities or to issue additional debt securities or other evidence of indebtedness could have a material adverse effect on our business, financial condition and results of operations. As of December 31, 2024, we had $325.6 million outstanding under our Credit Facility. As of April 9, 2025, we entered into the BSL Credit Facility and we may, in the future, increase the size of the Credit Facility or the BSL

Credit Facility, enter into one or more additional credit facilities, or issue debt securities or other evidence of indebtedness (although there can be no assurance that we will be successful in doing so).
The following table illustrates the effect of leverage on returns from an investment in our Common Shares assuming various annual returns on our portfolio, net of expenses. The calculations in the table below are hypothetical, and actual returns may be higher or lower than those appearing in the table below.

Assumed Return on Portfolio (Net of Expenses) (1)	(10)%	(5)%	0%	5%	10%
Corresponding Return to Common Shareholders (2)	(33.10)%	(21.59)%	(10.08)%	1.43%	12.94%

(1)
The assumed portfolio return is required by SEC regulations and is not a prediction of, and does not represent, our projected or actual performance. Actual returns may be greater or less than those appearing in the table. Pursuant to SEC regulations, this table is calculated as of December 31, 2024. As a result, it has not been updated to take into account any changes in assets or leverage since December 31, 2024.

(2)
Assumes $691.4 million in total assets, $325.6 million in debt outstanding and $300.3 million in net assets as of December 31, 2024 and an effective interest rate for the year ended December 31, 2024 of 9.39%.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources” for more information regarding our borrowings.
In addition to regulatory requirements that restrict our ability to raise capital, our Credit Facility and BSL Credit Facility contain various covenants that, if not complied with, could accelerate repayment under our Credit Facility or Loan Agreement, thereby materially and adversely affecting our liquidity, financial condition and results of operations.
Our Credit Facility and Loan Agreement require us, and any future agreements governing any debt facilities may require us, to comply with certain financial and operational covenants. These covenants may include, among other things:

•	restrictions on the level of indebtedness that we are permitted to incur in relation to the value of our assets;

•	restrictions on our ability to incur liens; and

•	maintenance of a minimum level of shareholders’ equity.
As of the effective date of this registration statement, we are in compliance in all material respects with the covenants of the Credit Facility and Loan Agreement. However, our continued compliance with these covenants depends on many factors, some of which are beyond our control. For example, depending on the condition of the public debt and equity markets and pricing levels, unrealized depreciation in our portfolio may increase in the future. Any such increase could result in our inability to comply with our obligation to restrict the level of indebtedness that we are able to incur in relation to the value of our assets or to maintain a minimum level of shareholders’ equity.
Accordingly, although we believe we will continue to be in compliance, there are no assurances that we will continue to comply with the covenants in the Credit Facility and Loan Agreement. Failure to comply with these covenants could result in a default under the Credit Facility or Loan Agreement, that, if we were unable to obtain a waiver from the lenders or holders of such indebtedness, as applicable, such lenders or holders could accelerate repayment under such indebtedness and thereby have a material adverse impact on our business, financial condition and results of operations.
We may default under our credit facilities.
In the event we default under a credit facility or other borrowings, our business could be adversely affected as we may be forced to sell a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding payment obligations and/or support working capital requirements under such borrowing facility, any of which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, following any such default, the agent for the lenders under such borrowing facility could assume control of the disposition of any or all of our assets, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.
Provisions in a credit facility may limit our investment discretion.
A credit facility may be backed by all or a portion of our loans and securities on which the lenders will have a security interest. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with lenders. We expect that any security interests we grant will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, we expect that the custodian for our securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If we were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.
In addition, any security interests and/or negative covenants required by a credit facility may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if our borrowing base under a credit facility were to decrease, we may be required to secure additional assets in an amount sufficient to cure any borrowing base deficiency. In the event that all of our assets are secured at the time of such a borrowing base deficiency, we could be required to repay advances under a credit facility or make deposits to a collection account, either of which could have a material adverse impact on our ability to fund future investments and to make distributions.
In addition, we may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under a credit facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on our business and financial condition. This could reduce our liquidity and cash flow and impair our ability to grow our business. Please see “Use of Proceeds” for a discussion of the material terms of the Fund’s existing Credit Facility and Loan Agreement.
Changes in interest rates may affect our cost of capital and net investment income.
Since we intend to use debt to finance a portion of our investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt.
Please see “Risk Factors—We are exposed to risks associated with changes in interest rates, including fluctuations in interest rates which could adversely affect our profitability” for an additional discussion of the interest rate risks associated with our cost of capital and net investment income.

We may invest through various joint ventures
.
The Fund may acquire interests in certain portfolio companies in cooperation with others through clubs, syndications, joint ventures, or other structures. The Fund’s ability to exercise control or significant influence over management in these cooperative efforts will depend upon the nature of the club, syndication or joint venture arrangement.
We may form one or more CLOs, which may subject us to certain structured financing risks.
To finance investments, we may securitize certain of our secured loans or other investments, including through the formation of one or more CLOs, while retaining all or most of the exposure to the performance of these investments. This would involve contributing a pool of assets to a special purpose entity and selling debt interests in such entity on a non-recourse
or limited-recourse basis to purchasers. It is possible that an interest in any such CLO held by us may be considered a
“non-qualifying”
portfolio investment for purposes of the 1940 Act.
If we create a CLO, we will depend in part on distributions from the CLO’s assets out of its earnings and cash flows to enable us to make distributions to shareholders. The ability of a CLO to make distributions will be subject to various limitations, including the terms and covenants of the debt it issues. Also, a CLO may take actions that delay distributions in order to preserve ratings and to keep the cost of present and future financings lower or the CLO may be obligated to retain cash or other assets to satisfy over-collateralization requirements commonly provided for holders of the CLO’s debt, which could impact our ability to receive distributions from the CLO. If we do not receive cash flow from any such CLO that is necessary to satisfy the annual distribution requirement for maintaining RIC status, and we are unable to obtain cash from other sources necessary to satisfy this requirement, we may not maintain our qualification as a RIC, which would have a material adverse effect on an investment in our shares.
In addition, a decline in the credit quality of loans in a CLO due to poor operating results of the relevant borrower, declines in the value of loan collateral or increases in defaults, among other things, may force a CLO to sell certain assets at a loss, reducing their earnings and, in turn, cash potentially available for distribution to us for distribution to shareholders. To the extent that any losses are incurred by the CLO in respect of any collateral, such losses will be borne first by us as owner of equity interests in the CLO.
The manager for a CLO that we create may be the Fund, the Advisers or an affiliate, and such manager may be entitled to receive compensation for structuring and/or management services. To the extent the Advisers or an affiliate other than the Fund serves as manager and the Fund is obligated to compensate the Advisers or the affiliate for such services, we, the Advisers or the affiliate will implement offsetting arrangements to assure that we, and indirectly, our shareholders, pay no additional management fees to the Adviser or the affiliate in connection therewith. To the extent we serve as manager, we will waive any right to receive fees for such services from the Fund (and indirectly its shareholders) or any affiliate.
Federal Income Tax Risks
If we are unable to qualify for tax treatment as a RIC, we will be subject to corporate-level income tax.
To obtain and maintain RIC tax treatment under Subchapter M of the Code, we must, among other things, meet annual distribution, income source and asset diversification requirements. Satisfying these requirements may require us to take actions we would not otherwise take, such as selling investments at unattractive prices. In particular, if we have equity investments in portfolio companies that are treated as partnerships or other pass-through entities for tax purposes, we may not have control over, or receive accurate information about, the underlying income and assets of those portfolio companies that are taken into account in determining our compliance with the income source and quarterly asset diversification requirements. If we fail to qualify as a RIC for any reason and are subject to corporate-level income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Such a failure would have a material adverse effect on our results of operations and financial conditions, and thus, our shareholders.
We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.
For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having OID (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash
compensation such as warrants or stock. We anticipate that a portion of our income may constitute OID or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discount and include such amounts in our taxable income in the current year, instead of upon disposition, as a failure to make such an election would limit our ability to deduct certain interest expenses for tax purposes.
Because any OID or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the RIC annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for or maintain RIC tax treatment, and thus we may become subject to corporate-level income tax.
Some of our investments may be subject to corporate-level income tax.
We may invest in certain debt and equity investments through taxable subsidiaries and the taxable income of these taxable subsidiaries will be subject to federal and state corporate income taxes. We may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding and value added taxes).
Our portfolio investments may present special tax issues.
The Fund invests in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.
Legislative tax reform may have a negative effect.
Legislative or other actions relating to taxes could have a negative effect on the Fund. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department. We cannot predict with certainty how any changes in the tax laws might affect the Fund, investors, or the Fund’s portfolio investments. Investors are ur
ged to consult with their tax advisors regarding tax legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in our Common Shares.
Risks Related to an Investment in the Common Shares
General economic conditions could adversely affect the performance of our investments and implementation of our investment strategy
.
The success of the Fund’s investment strategy and our investment activities will be affected by, and will depend, in part, upon general economic and market conditions in the U.S. and global economies, such as interest rates, currency exchange rates, availability of credit, credit defaults, inflation rates, economic uncertainty, as well as by changes in applicable laws and regulations (including laws relating to taxation of our investments), trade barriers, currency exchange controls, asset re-investment,
resource self-sufficiency and national and international political and socioeconomic circumstances. These factors may affect the level and volatility of securities prices and the liquidity of the Fund’s portfolio investments, which could impair the Fund’s profitability or result in losses. In addition, general fluctuations in the market prices of securities and interest rates may affect the Fund’s investment opportunities and the value of the Fund’s investments and prolonged disruption may prevent the Fund from advantageously realizing or disposing of portfolio investments. We may maintain substantial trading positions that can be adversely affected by the level of volatility in the financial markets—the larger the positions, the greater the potential for loss. Declines in the performance of national economies or the credit markets in certain jurisdictions have had a negative impact on general economic and market conditions globally, and as a result, could have a material adverse effect on our business, financial condition and results of operations.
Further, the Advisers’ financial condition may be adversely affected by a significant general economic downturn, and they may be subject to legal, regulatory, reputational and other unforeseen risks that could have a material adverse effect on the Advisers’ businesses and operations (including those of the Fund).
Economic problems in a single country are increasingly affecting other markets and economies, and a continuation of this trend could adversely affect global economic conditions and world markets. Uncertainty and volatility in the financial markets and political systems of the U.S. or any other country, including volatility as a result of the ongoing conflicts between Russia and Ukraine and in the Middle East and the rapidly evolving measures in response, may have adverse spill-over effects into the global financial markets generally. Moreover, a recession, slowdown and/or a sustained downturn in the U.S. or global economy (or any particular segment thereof) will have a pronounced impact on the Fund and could adversely affect the Fund’s profitability and impair the Fund’s ability to effectively deploy its capital or realize upon portfolio investments on favorable terms and may have an adverse impact on the business and operations of the Fund. The Advisers may also be affected by difficult conditions in the capital markets and any overall weakening of the financial services industry of the U.S. and/or global economies. Any of the foregoing events could result in substantial or total losses to the Fund in respect of certain or all portfolio investments, which such losses will likely be exacerbated by the presence of leverage in the Fund’s capital structure. An economic downturn could adversely affect the financial resources of the Fund’s portfolio companies, which could impede their ability to perform under or refinance their existing obligations and their ability to make principal and interest payments on, or refinance, outstanding debt when due. In the event of such defaults, whereby portfolio companies default under the Fund’s loans to them, the Fund could lose both invested capital in, and anticipated profits from, the affected portfolio companies. Such marketplace events may also impact the availability and terms of financing for leveraged transactions. Private equity investors have recently been required to finance transactions with a greater proportion of equity relative to prior periods and the terms of debt financing are significantly less flexible for borrowers compared to prior periods. These developments may impair the Fund’s ability to consummate transactions and may cause the Fund to enter into transactions on less attractive terms than those executed by other First Eagle funds.

Any of the foregoing events could result in substantial or total losses to the Fund in respect of certain investments, which losses will likely be exacerbated by the presence of leverage in a portfolio company’s capital structure.
Inflation may adversely affect the business, results of operations and financial condition of our portfolio companies
.
Certain of our portfolio companies are in industries that could be impacted by inflation. Recent inflationary pressures have increased the costs of labor, energy and raw materials, have adversely affected consumer spending and economic growth, and may adversely affect our portfolio companies’ operations. If such portfolio companies are unable to pass any increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to pay interest and principal on our loans, particularly if interest rates rise in response to inflation. In addition, any projected future decreases in our portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized or unrealized losses and therefore reduce our net assets resulting from operations.
Inflation may affect the Fund’s investments adversely in a number of ways, including those noted above. During periods of rising inflation, interest and dividend rates of any instruments the Fund or entities related to portfolio investments may have issued could increase, which would tend to reduce returns to investors in the Fund. Inflationary expectations or periods of rising inflation could also be accompanied by the rising prices of commodities which are critical to the operation of portfolio companies as noted above. Portfolio companies may have fixed income streams and, therefore, be unable to pay their debts when they become due. The market value of such investments may decline in value in times of higher inflation rates. Some of the Fund’s portfolio investments may have income linked to inflation through contractual rights or other means. However, as inflation may affect both income and expenses, any increase in income may not be sufficient to cover increases in expenses. Governmental efforts to curb inflation often have negative effects on the level of economic activity. In an attempt to stabilize inflation, certain countries have imposed wage and price controls at times. Past governmental efforts to curb inflation have also involved more drastic economic measures that have had a materially adverse effect on the level of economic activity in the countries where such measures were employed. There can be no assurance that wide-spread inflation in the U.S. and/or other economies will not become a serious problem in the future and have a material adverse impact on the Fund’s returns.
Concerns related to the U.S. debt ceiling and budget deficit could have an adverse effect on the Fund’s business, financial condition and results of operations.
U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers have historically passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. In August 2023, Fitch Ratings Inc., downgraded the U.S. credit rating to AA+ from AAA, citing fiscal deterioration over the next three years and close encounters with default due to ongoing political dysfunction. The impact of a U.S. default on its obligations or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. These developments could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on the Fund’s business, financial condition and results of operations.
Force majeure events may adversely affect our operations.
We may be affected by force majeure events (e.g., acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism, nationalization of industry and labor strikes). Force majeure events could adversely affect our ability, or a counterparty’s ability, to meet obligations. The liability and cost arising out of a failure to perform obligations as a result of a force majeure event could be considerable and could be borne by us. Certain force majeure events, such as war or an outbreak of an infectious disease, could have a broader negative impact on the global or local economy, thereby affecting us and our investments. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control, could result in a loss to our investments if such investments are affected, and any compensation provided by the relevant government may not be adequate.
We may have difficulty sourcing investment opportunities.
We cannot assure investors that we will be able to locate a sufficient number of suitable investment opportunities to allow us to deploy all investments successfully. In addition, privately-negotiated investments in loans and illiquid securities of middle market companies require substantial due diligence and structuring, and we cannot assure investors that we will achieve our anticipated investment pace. As a result, investors will be unable to evaluate any future portfolio company investments prior to purchasing our shares. Additionally, the Advisers will select our investments, and our shareholders will have no input with respect to such investment decisions. These factors increase the uncertainty, and thus the risk, of investing in our Common Shares. To the extent we are unable to deploy all investments, our investment income and, in turn, our results of operations, will likely be materially adversely affected.
We face risks associated with the deployment of our capital.
In light of the nature of our continuous offering as well as ongoing and periodic private offerings in relation to our investment strategy and the need to be able to deploy potentially large amounts of capital quickly to capitalize on potential investment opportunities, if we have difficulty identifying investments on attractive terms, there could be a delay between the time we receive net proceeds from the sale of shares of our Common Shares in this offering or any future offering and the time we invest the net proceeds. Our proportion of privately negotiated investments may be lower than expected. We may also from time to time hold cash pending deployment into investments or have less than our targeted leverage, which cash or shortfall in target leverage may at times be significant, particularly at times when we are receiving high amounts of offering proceeds and/or times when there are few attractive investment opportunities. Such cash may be held in an account for the benefit of our shareholders that may be invested in money market accounts or other similar temporary investments, each of which are subject to the management fees.
In the event we are unable to find suitable investments such cash may be maintained for longer periods which would be dilutive to overall investment returns. This could cause a substantial delay in the time it takes for your investment to realize its full potential return and could adversely affect our ability to pay regular distributions of cash flow from operations to you. It is not anticipated that the temporary investment of such cash into money market accounts or other similar temporary investments pending deployment into investments will generate significant interest, and investors should understand that such low interest payments on the temporarily invested cash may adversely affect overall returns. In the event we fail to timely invest the net proceeds of sales of our Common Shares or do not deploy sufficient capital to meet our targeted leverage, our results of operations and financial condition may be adversely affected.
We may have difficulty paying distributions, our distributions may not grow over time and the tax character of any distributions is uncertain.
We generally intend to distribute substantially all of our available earnings annually by paying cash distributions on a monthly basis, as determined by the Board in its discretion. We cannot assure investors that we will achieve investment results that will allow us to make a specified level of cash distributions (particularly during the early stages of our operations) or year-to-year
increases in cash distributions. Our ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described in this registration statement. Due to the asset coverage test applicable to us under the 1940 Act as a BDC, we may be limited in our ability to make distributions. In addition, if we enter into a credit facility or any other borrowing facility, for so long as such facility is outstanding, we anticipate that we may be required by its terms to use all payments of interest and principal that we receive from our current investments as well as any proceeds received from the sale of our current investments to repay amounts outstanding thereunder, which could adversely affect our ability to make distributions.
Furthermore, the tax treatment and characterization of our distributions may vary significantly from time to time due to the nature of our investments. The ultimate tax characterization of our distributions made during a taxable year may not finally be determined until after the end of that taxable year. We may make distributions during a taxable year that exceed our investment company taxable income and net capital gains for that taxable year. In such a situation, the amount by which our total distributions exceed investment company taxable income and net capital gains generally would be treated as a return of capital up to the amount of a shareholder’s tax basis in the shares, with any amounts exceeding such tax basis treated as a gain from the sale or exchange of such shares. A return of capital generally is a return of a shareholder’s investment rather than a return of earnings or gains derived from our investment activities. Moreover, we may pay all or a substantial portion of our distributions from the proceeds of the sale of our Common Shares or from borrowings in anticipation of future cash flow, which could constitute a return of shareholders’ capital that would lower such shareholders’ tax basis in our shares, which may result in increased tax liability to shareholders when they sell such shares.
An investment in our Common Shares will have limited liquidity.
Our Common Shares constitute illiquid investments for which there is not, and will likely not be, a secondary market at any time. Investment in us is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in us. Except in limited circumstances for legal or regulatory purposes, shareholders are not entitled to redeem their shares. Shareholders must be prepared to bear the economic risk of an investment in our Common Shares for an extended period of time.
Certain investors will be subject to Exchange Act filing requirements.
Because we are established as a reporting company subject to the Exchange Act, ownership information for any person who beneficially owns 5% or more of our Common Shares will have to be disclosed in a Schedule 13G or other filings with the SEC. Beneficial ownership for these purposes is determined in accordance with the rules of the SEC and includes having voting or investment power over the securities. In some circumstances, our shareholders who choose to reinvest their dividends may see their percentage stake in the Fund increased to more than 5%, thus triggering this filing requirement. Each shareholder is responsible for determining their filing obligations and preparing the filings. In addition, our shareholders who hold more than 10% of a class of our Common Shares may be subject to Section 16(b) of the Exchange Act, which recaptures for the benefit of the Fund profits from the purchase and sale of registered stock (and securities convertible or exchangeable into such registered stock) within a six-month
period.
If the Fund’s assets are deemed “plan assets” for purposes of ERISA and Plan Asset Regulations, the Fund could be subject to significant restrictions and additional risks.
We intend to conduct our affairs so that the Fund’s assets should not be deemed to constitute “plan assets” of any shareholder that is a “benefit plan investor” (each within the meaning of Section 3(42) of ERISA). If, notwithstanding our intent, the assets of the Fund were deemed to constitute “plan assets” of any shareholder that is a “benefit plan investor” under ERISA (a “
Benefit Plan Investor
”), this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Fund; (ii) the possibility that certain transactions in which the Fund has entered into in the ordinary course of business constitute non-exempt
“prohibited transactions” under Title I of ERISA and/or Section 4975 of the

Code, and may have to be rescinded; (iii) our management, as well as various providers of fiduciary or other services to us (including the Advisers), and any other parties with authority or control with respect to us or our assets, may be considered fiduciaries or otherwise “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of Section 4975 of the Code) for purposes of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code; and (iv) as a result of the Advisers’ affiliation with Blackstone/Corsair and Napier Park, we would be restricted from engaging in transactions with issuers owned in significant part by Blackstone/Corsair or Napier Park.
If a prohibited transaction occurs for which no exemption is available, the Advisers and/or any other fiduciary that has engaged in the prohibited transaction could be required to (i) restore to the Benefit Plan Investor any profit realized on the transaction and (ii) reimburse the Benefit Plan Investor for any losses suffered by the Benefit Plan Investor as a result of the investment. In addition, each “disqualified person” (within the meaning of Section 4975 of the Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to an additional tax of 100% of the amount involved in the prohibited transaction. The fiduciary of a Benefit Plan Investor who decides to invest in the Fund could, under certain circumstances, be liable for prohibited transactions or other violations as a result of the Benefit Plan Investor’s investment in the Fund or as co-fiduciaries
for actions taken by or on behalf of the Fund or the Advisers. With respect to a Benefit Plan Investor that is an individual retirement account (“
IRA
”) that invests in the Fund, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, could cause the IRA to lose its tax-exempt
status.
We also have the power to (a) exclude any shareholder or prospective shareholder from purchasing our Common Shares (b) prohibit any redemption of our Common Shares; and (c) redeem some or all of our Common Shares held by any shareholder if, and to the extent that, the Adviser determines that there is a substantial likelihood that such shareholder’s purchase, ownership or redemption of our Common Shares would result in (i) our assets to be characterized as “plan assets,” for purposes of the fiduciary responsibility or prohibited transaction provisions of Title I ERISA, Section 4975 of the Code or any provisions of any applicable Similar Laws. All Common Shares of the Fund will be subject to such terms and conditions.
Prospective investors should carefully review the matters discussed under “Certain ERISA Considerations” and should consult with their own advisors as to the consequences of making an investment in the Fund.
No shareholder approval is required for certain mergers.
The Independent Trustees of our Board may undertake to approve mergers between us and certain other funds or vehicles. Subject to the requirements of the 1940 Act, such mergers will not require shareholder approval so you will not be given an opportunity to vote on these matters unless such mergers are reasonably anticipated to result in a material dilution of the NAV per share of the Fund. These mergers may involve funds managed by the Advisers or their affiliates. The Independent Trustees may also convert the form and/or jurisdiction of organization, including to take advantage of laws that are more favorable to maintaining board control in the face of dissident shareholders.
Shareholders may experience dilution.
All distributions declared in cash payable to shareholders that are participants in our dividend reinvestment plan (“
DRIP
”) will generally be automatically reinvested in our Common Shares. As a result, shareholders that do not participate in our DRIP may experience dilution over time. Investors and clients of certain participating brokers in states that do not permit automatic enrollment in our DRIP will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional Common Shares, which may lead to further dilution of such investors’ percentage ownership.

Holders of our Common Shares will not have preemptive rights to any shares we issue in the future. Our Declaration of Trust allows us to issue an unlimited number of Common Shares. After you purchase Common Shares in the offering, our Board may elect, without shareholder approval, to: (1) sell additional Common Shares in this or future public offerings; (2) issue Common Shares or interests in any of our subsidiaries in private offerings; (3) issue Common Shares upon the exercise of the options we may grant to our Independent Trustees or future employees; or (4) subject to applicable law, issue Common Shares in payment of an outstanding obligation to pay fees for services rendered to us. To the extent we issue additional Common Shares in the future, your percentage ownership interest in us will be diluted. Because of these and other reasons, our shareholders may experience substantial dilution in their percentage ownership of our Common Shares or their interests in the underlying assets held by our subsidiaries.
Investing in our Common Shares involves a high degree of risk.
The investments made in accordance with our investment objectives may result in a higher amount of risk than alternative investment options and you may experience loss of principal. Our investments in portfolio companies may be highly speculative and aggressive and, therefore, an investment in our Common Shares may not be suitable for someone with lower risk tolerance.
The NAV and liquidity of Common Shares may fluctuate significantly.
The NAV and liquidity, if any, of our Common Shares may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include: (1) changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs; (2) loss of RIC or BDC status; (3) changes in earnings or variations in operating results; (4) changes in the value of our portfolio of investments; (5) changes in accounting guidelines governing valuation of our investments; (6) any shortfall in revenue or net income or any increase in losses from levels expected by investors; (7) departure of either of our adviser or certain of its respective key personnel; (8) general economic trends and other external factors; and (9) loss of a major funding source.

USE OF PROCEEDS
We intend to use the net proceeds from this offering to (1) make investments in accordance with our investment strategy and policies; (2) reduce borrowings and repay indebtedness incurred under various financing agreements we may enter into; (3) fund repurchases under our share repurchase program; and (4) for general corporate purposes. Generally, our policy will be to pay distributions and operating expenses from cash flow from operations; however, we are not restricted from funding these items from proceeds from this offering or other sources and may choose to do so, particularly in the earlier part of this offering.
We will seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof, and in any event generally within ninety (90) days of each subscription closing. However, depending on market conditions and other factors, including the availability of investments that meet our investment objective, we may be unable to invest such proceeds within the time period we anticipate. Pending such investment, we may have a greater allocation to broadly syndicated loans or other liquid investments than we otherwise would or we may make investments in cash or cash equivalents (such as U.S. government securities or certain high quality debt instruments). These securities may earn yields substantially lower than the income that we anticipate receiving once we are fully invested in accordance with our investment objectives. As a result, we may not be able to achieve our investment objective and/or pay any distributions during this period or, if we are able to do so, such distributions may be substantially lower than the distributions that we expect to pay when our portfolio is fully invested. If we do not realize yields in excess of our expenses, we may incur operating losses and the NAV of our Common Shares may decline. See “Regulation—Temporary Investments” for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.
We estimate that we will incur approximately $5.6 million of offering expenses (excluding the shareholder servicing and/or distribution fee) in connection with this offering, or approximately 0.11% of the gross proceeds, assuming maximum gross proceeds of $5,000,000,000. Pursuant to the Expense Support Agreement, the Adviser is obligated to advance all of the Fund’s Other Operating Expenses (including organizational and offering expenses in connection with this offering) for at least the 24-month period commencing from the effective date of the Fund’s registration statement to the effect that such expenses do not exceed 1.00% (on an annualized basis) of the Fund’s NAV. The Fund will be obligated to reimburse the Adviser for such advanced expenses only if certain conditions are met. Any reimbursements will not exceed actual expenses incurred by the Adviser and its affiliates. See “Advisory Agreement, Subadvisory Agreement and Administration Agreement-Expense Support and Conditional Reimbursement Agreement.”
The following tables set forth our estimate of how we intend to use the gross proceeds from this offering. The information provided assumes that the Fund sells the maximum number of shares registered in this offering, or approximately 208.6 million shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of our Common Shares and the actual number of shares we sell in this offering. The table below assumes that shares are sold at the offering price as of March 31, 2025 of $23.97 per share. Such amount is subject to increase or decrease based upon our NAV per share.
The following tables present information about the net proceeds raised in this offering for each class, assuming that we sell the maximum primary offering amount of $5,000,000,000. The tables assume that 1/3 of our gross offering proceeds are from the sale of Class S shares, 1/3 of our gross offering proceeds are from the sale of Class D shares and 1/3 of our gross offering proceeds are from the sale of Class I shares. The number of shares of each class of Common Shares sold and the relative proportions in which the classes of Common Shares are sold are uncertain and may differ significantly from what is shown in the tables below. Because amounts in the following tables are estimates, they may not accurately reflect the actual receipt or use of the gross proceeds from this offering. Amounts expressed as a percentage of net proceeds or gross proceeds may be higher or lower due to rounding.

The following table presents information regarding the use of proceeds raised in this offering with respect to Class S shares.

	Maximum Offering of $1,666,666,667 Class S shares
Gross Proceeds (1)	$1,666,666,667	100%
Upfront Sales Load (2)	—	—
Organizational and Offering Expenses (3)	$1,826,167	0.11%
Net Proceeds Available for Investment	$1,664,840,500	99.89%
The following table presents information regarding the use of proceeds raised in this offering with respect to Class D shares.

	Maximum Offering of $1,666,666,667 Class D shares
Gross Proceeds (1)	$1,666,666,667	100%
Upfront Sales Load (2)	—	—
Organizational and Offering Expenses (3)	$1,826,167	0.11%
Net Proceeds Available for Investment	$1,664,840,500	99.89%
The following table presents information regarding the use of proceeds raised in this offering with respect to Class I shares.

	Maximum Offering of $1,666,666,667 Class I shares
Gross Proceeds (1)	$1,666,666,667	100%
Upfront Sales Load (2)	—	—
Organizational and Offering Expenses (3)	$1,826,167	0.11%
Net Proceeds Available for Investment	$1,664,840,500	99.89%

(1)
We intend to conduct a continuous offering of an unlimited number of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415 under the Securities Act; however, in certain states this offering is subject to annual extensions.

(2)
Neither the Fund nor the Intermediary Manager will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares; however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees or brokerage commissions on Class I shares. We will pay the following shareholder servicing and/or distribution fees to the Intermediary Manager, subject to FINRA limitations on underwriting compensation: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares; and (b) for Class D shares only, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. The shareholder servicing and/or distribution fees are similar to sales commissions. The distribution and servicing expenses borne by the participating brokers may be different from and/or substantially less than the amount of shareholder servicing and/or distribution fees charged. All or a portion of the shareholder servicing and/or distribution fee may be used to pay for sub-transfer
agency and
sub-accounting
services that are not required to be paid pursuant to the shareholder servicing and/or distribution fees under FINRA rules. The Fund also may pay for these sub-transfer
agency and
sub-accounting
services outside of the shareholder servicing and/or distribution fees and its Distribution and Service Plan. The total amount that will be paid over time for shareholder servicing and/ or distribution fees depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments, and is not expected to be paid from sources other than cash flow from operating activities. We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares; (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets; or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Intermediary Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Intermediary Manager or the applicable selling agent), we will cease paying the shareholder servicing and/ or distribution fee on the Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such Class S or Class D shares.
(3)
The organizational and offering expense numbers shown above represent our estimates of expenses to be incurred by us in connection with this offering and include estimated wholesaling expenses reimbursable by us. See “Plan of Distribution” for examples of the types of organizational and offering expenses we may incur.

PLAN OF OPERATION
The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this prospectus.
Overview
We are a
non-diversified
closed-end
management investment company that was formed as a statutory trust in Delaware on October 20, 2021, commenced operations on July 10, 2023, and that has elected to be regulated as a BDC under the 1940 Act. Prior to the commencement of this offering, the Fund conducted a Private Offering of Common Shares to (i) accredited investors (as defined in Regulation D under the Securities Act) and (ii) in the case of shares sold outside the United States, to persons that are not “U.S. persons” (as defined in Regulation S under the Securities Act) in reliance on exemptions from the registration requirements of the Securities Act for an aggregate dollar amount of $303.7 million. The terms of this prospectus applicable to Class I Common Shares apply equally to the Class I Common Shares sold in the Private Offering. In the case of shares sold outside the United States, the Fund may continue to conduct a private offering to persons that are not “U.S. persons” (as defined in Regulation S under the Securities Act). The Fund commenced operations on July 10, 2023 pursuant to a capital drawdown notice to its investors.
We are externally managed by FEIM. The Adviser oversees the management of the Fund’s activities and supervises the activities of the investment subadviser. FEAC, an alternative credit adviser that is a wholly-owned subsidiary of FEIM, serves as the Fund’s investment subadviser. We elected to be treated for tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. Our investment activities are managed by the Advisers and supervised by our Board of Trustees, a majority of whom are not “interested persons” (as defined in the 1940 Act) of the Fund.
Pursuant to the Investment Advisory Agreement, FEIM is responsible for, among other things, managing certain components of the Fund and providing oversight of the Fund. We will pay FEIM a fee for its services under the Advisory Agreement consisting of two components: a management fee and an incentive fee. FEIM has entered into the Subadvisory Agreement pursuant to which FEAC, subject to the oversight of FEIM, is responsible for, among other things, identifying investment opportunities, monitoring our investments and determining the composition of our portfolio. The Advisers are each registered as investment advisers with the SEC.
The Fund’s investment objectives are to generate returns in the form of current income and, to a lesser extent, long-term capital appreciation of investments. Under normal circumstances, we expect that the majority of our total assets will be in Private Credit investments to U.S. private companies. Under normal circumstances, we will invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in private credit investments (loans and other credit instruments that are issued in private offerings or issued by private U.S. or
non-U.S.
companies). This policy may be changed by the Board, and with at least 60 days’ prior notice to shareholders, upon the completion of the Fund’s next repurchase offer (so long as such repurchase offer is not oversubscribed). To a lesser extent, we will also invest in broadly syndicated loans of publicly traded issuers, publicly traded high yield bonds and equity securities. We expect that investments in broadly syndicated loans and high yield bonds will generally be more liquid than other Private Credit assets and will likely be used to initially deploy capital upon receipt of subscriptions and may also be used for the purposes of maintaining and managing liquidity for our share repurchase program and cash management, while also presenting an opportunity for attractive investment returns.
Most of our investments are in U.S. private companies, but (subject to compliance with BDCs’ 1940 Act requirement to invest at least 70% of its assets in Eligible Portfolio Companies), we also expect to invest to some extent in
non-U.S.
companies, but we do not expect to invest in emerging markets. No individual issuer or borrower in which we invest will represent more than 20% of our total assets. We also intend to co-invest
with other FEIM and FEAC clients, subject to the conditions included in the
Co-Investment
Order. We believe that such
co-investments
may afford us additional investment opportunities and an ability to achieve greater diversification.
To learn additional information regarding our plan of operations, please see “Investment Objectives and Strategies.” Our investments are subject to a number of risks. See “Risk Factors.”
Revenues
We seek to generate revenue in the form of interest income on debt investments, capital gains, and dividend income from our equity investments in our portfolio companies. Our debt investments will generally bear interest at a fixed or floating rate. Interest on debt securities is generally payable monthly, quarterly or semiannually. In some cases, some of our investments may provide for deferred interest payments or PIK interest. The principal amount of the debt securities and any accrued but unpaid PIK interest generally will become due at the maturity date. In addition, we may generate revenue in the form of commitment and other fees in connection with transactions. OIDs and market discounts or premiums will be capitalized, and we will accrete or amortize such amounts as interest income. We will record prepayment premiums on loans and debt securities as interest income. Dividend income, if any, will be recognized on an accrual basis to the extent that we expect to collect such amounts.
Expenses
Except as specifically provided below, all investment professionals and staff of the Advisers, when and to the extent engaged in providing investment advisory services to the Fund, and the base compensation, bonuses and benefits of such personnel and the routine overhead expenses (including rent, office equipment and utilities) allocable to such services, will be provided and paid for by the Advisers. The Fund will bear all other costs and expenses of the Fund’s operations, administration and transactions, including, but not limited to:
1. investment advisory fees, including the base management fee and incentive fee, to the Adviser, both as defined in, and pursuant to, the Advisory Agreement;
2. the Fund’s allocable portion of compensation and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to:

i.
the Fund’s Chief Compliance Officer, Chief Financial Officer, General Counsel, Head of Legal and Compliance and their respective staffs, which may include personnel at either the Adviser or Subadviser who assist such officers; investor relations, legal, operations and other non-investment
professionals at the Administrator that perform duties for the Fund; and

ii.
any personnel of the Advisers or any of their affiliates providing non-investment
related services to the Fund, subject to the limitations described in “Advisory Agreement, Subadvisory Agreement and Administration Agreement—Administration Agreement”; and

3. all other expenses of the Fund’s operation, administration and transactions including, without limitation, those relating to:

i.
organizational and offering expenses associated with any offering and any future issuance of preferred shares (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses and other offering expenses, including costs associated with technology integration between the Fund’s systems and those of participating intermediaries, reasonable bona fide due diligence expenses of participating intermediaries supported by detailed and itemized invoices, costs in connection with preparing sales materials and other marketing expenses, design and website expenses, fees and expenses of the Fund’s transfer agent, fees to attend retail seminars sponsored by participating intermediaries and costs, expenses and reimbursements for travel, meals, accommodations, entertainment and other similar expenses related to meetings or events with prospective investors, intermediaries, registered investment advisors or financial or other advisors);

ii.
all taxes, fees, costs, and expenses, retainers and/or other payments of accountants, legal counsel, advisors (including tax advisors or accounting services providers), administrators, auditors (including with respect to any additional auditing required under The Directive 2011/61/EU of the European Parliament and of the Council of 8 June 2011 on Alternative Investment Fund Managers and any applicable legislation implemented by a European Economic Area member state in connection with such Directive (the “
AIFMD
”)), investment bankers, administrative agents, paying agents, depositaries, custodians, trustees, sub-custodians,
transfer agents, dividend agents, consultants (including individuals consulted through expert network consulting firms), engineers, senior advisors, industry experts, operating partners, deal sourcers (including personnel dedicated to but not employed by the Administrator or its affiliates in the credit-focused business of First Eagle), and other professionals and service providers (including, for the avoidance of doubt, the costs and charges allocable with respect to the provision of internal legal, tax, accounting, operations, treasury, valuation, technology or other services and professionals related thereto (including secondees and temporary personnel or consultants that may be engaged on short- or long-term arrangements) as deemed appropriate by the Administrator, with the oversight of the Board, where such internal personnel perform services that would be paid by the Fund if outside service providers provided the same services); fees, costs, and expenses herein include (x) costs, expenses and fees for hours spent by its in-house
attorneys and tax advisors that provide legal or tax advice and/or services to the Fund or its portfolio companies on matters related to potential or actual investments and transactions and the ongoing operations of the Fund and (y) expenses and fees to provide administrative, operational, accounting, treasury, and valuation services to the Fund or its portfolio companies, and expenses, charges and/or related costs incurred directly by the Fund or affiliates in connection with such services, in each case, (I) that are specifically charged or specifically allocated or attributed by the Administrator, with the oversight of the Board, to the Fund or its portfolio companies and (II) provided that any such amounts shall not be greater than what would be paid to an unaffiliated third party for substantially similar advice and/or services of the same skill and expertise;

iii.	the cost of calculating the Fund’s NAV, including the cost of any third-party valuation services;

iv.	the cost of effecting any sales and repurchases of the Common Shares and other Fund securities;

v.	fees and expenses payable under any intermediary manager and selected intermediary agreements, if any;

vi.
interest and fees and expenses arising out of all borrowings, guarantees and other financings or derivative and hedging transactions (including interest, fees and related advisory and legal expenses) made or entered into by the Fund, including, but not limited to, the arranging thereof and related legal expenses;

vii.	all fees, costs and expenses of any loan servicers, loan agents, and other service providers and of any custodians, lenders, investment banks and other financing sources;

viii.	costs incurred in connection with the formation or maintenance of entities or vehicles to hold the Fund’s assets for tax or other purposes;

ix.
expenses, including travel, entertainment, lodging and meal expenses, incurred by the Advisers, or members of their investment team, or payable to third parties, in identifying, sourcing, evaluating, developing, negotiating, structuring and performing due diligence on prospective portfolio companies, including such expenses related to potential investments that were not consummated, and, if necessary, enforcing the Fund’s rights related thereto;

x.
expenses (including the allocable portions of compensation and out-of-pocket
expenses such as travel expenses) or an appropriate portion thereof of employees of the Advisers to the extent such expenses relate to attendance at meetings of the Board or any committees thereof;

xi.
all fees, costs and expenses, if any, incurred by or on behalf of the Fund in developing, negotiating and structuring prospective or potential investments that are not ultimately made, including, without limitation any legal, tax, administrative, accounting, travel, meals, accommodations and entertainment, advisory, consulting and printing expenses, reverse termination fees and any liquidated damages, commitment fees that become payable in connection with any proposed investment that is not ultimately made, forfeited deposits or similar payments and, if necessary, the expenses related to enforcing the Fund’s rights related to any prospective or potential investments that are not ultimately made;

xii.	the allocated costs incurred by the Advisers and the Administrator in providing managerial assistance to those portfolio companies that request it;

xiii.
all brokerage costs, hedging costs, prime brokerage fees, custodial expenses, loan servicers, agent bank and other bank service fees; private placement fees and expenses, commissions, appraisal fees, commitment fees and underwriting costs; costs and expenses of any lenders, investment banks and other financing sources, and other investment costs, fees and expenses actually incurred in connection with developing, evaluating, making, holding, settling, clearing, monitoring or disposing of actual investments (including, without limitation, research, data, technology, travel, meals, accommodations and entertainment expenses and any expenses related to attending trade association and/or industry meetings, conferences or similar meetings), any costs or expenses relating to currency conversion in the case of investments denominated in a currency other than U.S. dollars, and expenses arising out of trade settlements or loan closings (including any delayed compensation expenses);

xiv.
investment costs, including all fees, costs and expenses incurred in sourcing, evaluating, developing, negotiating, structuring, trading (including trading errors), settling, monitoring and holding prospective or actual investments or investment strategies including, without limitation, any financing, legal, filing, auditing, tax, accounting, compliance, loan agenting and administration, treasury, valuation, travel, meals, accommodations and entertainment, advisory, research, consulting, engineering, data-related and other professional fees, costs and expenses in connection therewith (to the extent the Advisers are not reimbursed by a prospective or actual issuer of the applicable investment or other third parties or capitalized as part of the acquisition price of the transaction) and any fees, costs and expenses related to the organization or maintenance of any vehicle through which the Fund directly or indirectly participates in the acquisition, holding and/or disposition of investments or which otherwise facilitate the Fund’s investment activities, including without limitation any travel and accommodations expenses related to such vehicle and the salary and benefits of any personnel (including personnel of the Advisers or their affiliates) reasonably necessary and/or advisable for the maintenance and operation of such vehicle, or other overhead expenses (including any fees, costs and expenses associated with the leasing of office space (which may be made with one or more affiliates of First Eagle as lessor in connection therewith));

xv.	fees and expenses associated with marketing efforts;

xvi.	federal and state registration fees, franchise fees, any stock exchange listing fees and fees payable to rating agencies;

xvii.
Independent Trustees’ fees and expenses, including reasonable travel, entertainment, lodging and meal expenses, and any legal counsel or other advisors retained by, or at the discretion or for the benefit of, the Independent Trustees;

xviii.
costs of preparing financial statements and maintaining books and records, costs of Sarbanes-Oxley Act compliance and attestation and costs of preparing and filing reports or other documents with the SEC, FINRA, CFTC and other regulatory bodies and other reporting and compliance costs, including registration and exchange listing costs, and the costs associated with reporting and compliance obligations under the 1940 Act and any other applicable federal and state securities laws, and the compensation of professionals responsible for the foregoing;

xix.
all fees, costs and expenses associated with the preparation and issuance of the Fund’s periodic reports and related statements (e.g., financial statements and tax returns) and other internal and third-party printing (including a flat service fee), publishing (including time spent performing such printing and publishing services) and reporting-related expenses (including other notices and communications) in respect of the Fund and its activities (including internal expenses, charges and/or related costs incurred, charged or specifically attributed or allocated by the Fund or the Advisers or their affiliates in connection with such provision of services thereby);

xx.
the costs of preparing and filing any registration statements, reports, prospectuses, proxy statements, other documents required by the SEC or other notices to shareholders (including printing and mailing costs) and the costs of any shareholder or trustee meetings;

xxi.	proxy voting expenses;

xxii.	costs of registration rights granted to certain investors;

xxiii.
any taxes and/or
tax-related
interest, fees or other governmental charges (including any penalties incurred where the Advisers lack sufficient information from third parties to file a timely and complete tax return) levied against the Fund and all expenses incurred in connection with any tax audit, investigation, litigation, settlement or review of the Fund and the amount of any judgments, fines, remediation or settlements paid in connection therewith;

xxiv.
all fees, costs and expenses of any litigation, arbitration or audit involving the Fund, any of its vehicles or its portfolio companies and the amount of any judgments, assessments, fines, remediations or settlements paid in connection therewith; Trustees’ and officers liability or other insurance (including costs of title insurance) and indemnification (including advancement of any fees, costs or expenses to persons entitled to indemnification by the Fund) or extraordinary expense or liability relating to the affairs of the Fund;

xxv.
all fees, costs and expenses associated with the Fund’s information, obtaining and maintaining technology (including the costs of any professional service providers), hardware/software, data-acquisition and related communication costs, market and portfolio company data and research (including news and quotation equipment and services and including costs allocated by the Advisers’ or their affiliates’ internal and third-party research group (which are generally based on time spent, assets under management, usage rates, proportionate holdings or a combination thereof or other reasonable methods determined by the Administrator) and expenses and fees (including compensation costs) charged or specifically attributed or allocated by the Advisers and/or their affiliates for technology and data-related services noted herein that are provided to the Fund and/or its portfolio companies (including in connection with prospective investments) such as financial spreading, each including expenses, charges, fees and/or related costs of an internal nature; provided, that any such expenses, charges or related costs shall not be greater than what would be paid to an unaffiliated third party for substantially similar services) reporting costs (which includes notices and other communications and internally allocated charges), and dues and expenses incurred in connection with membership in industry or trade organizations;

xxvi.
the costs of specialty and custom software for monitoring risk, compliance and the overall portfolio, including any development costs incurred prior to the filing of the Fund’s election to be treated as a BDC;

xxvii.	costs associated with individual or group shareholders;

xxviii.	fidelity bond, trustees and officers errors and omissions liability insurance and other insurance premiums;

xxix.	direct costs and expenses of administration, including printing, mailing, long-distance telephone, copying and secretarial and other staff;

xxx.	all fees, costs and expenses of winding up and liquidating the Fund’s assets;

xxxi.
all fees, costs and expenses related to compliance-related matters (such as developing and implementing specific policies and procedures in order to comply with certain regulatory requirements) and regulatory filings; notices or disclosures related to the Fund’s activities (including, without limitation, expenses relating to the preparation and filing of filings required under the Securities Act, TIC Form SLT filings, IRS filings under FATCA and FBAR reporting requirements applicable to the Fund or reports to be filed with the CFTC, reports, disclosures, filings and notifications prepared in connection with the laws and/or regulations of jurisdictions in which the Fund engages in activities, including any notices, reports and/or filings required under the AIFMD, European Securities and Markets Authority and any related regulations, and other regulatory filings, notices or disclosures of the Advisers relating to the Fund and their affiliates relating to the Fund, and their activities) and/or other regulatory filings, notices or disclosures of the Advisers and their affiliates relating to the Fund including those pursuant to applicable disclosure laws and expenses relating to FOIA requests, but excluding, for the avoidance of doubt, any expenses incurred for general compliance and regulatory matters that are not related to the Fund and its activities;

xxxii.	costs and expenses (including travel) in connection with the diligence and oversight of the Fund’s service providers;

xxxiii.
costs and expenses, including travel, meals, accommodations, entertainment and other similar expenses, incurred by the Advisers or their affiliates for meetings with existing investors and any intermediaries, registered investment advisors, financial and other advisors representing such existing investors; and

xxxiv.
all other expenses incurred by the Administrator in connection with administering the Fund’s business; provided, however, that in the event the Fund adopts a Distribution and Service Plan, any payments made by the Fund for activities primarily intended to result in the sale of Common Shares will be paid pursuant to the Distribution and Service Plan.

From time to time, the Advisers, the Administrator or their affiliates may pay third-party providers of goods or services. The Fund will reimburse the Advisers, the Administrator or such affiliates thereof for any such amounts paid on the Fund’s behalf. From time to time, the Advisers or the Administrator may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses will ultimately be borne by the Fund’s shareholders.
Costs and expenses of the Administrator and the Advisers that are eligible for reimbursement by the Fund will be reasonably allocated to the Fund on the basis of time spent, assets under management, usage rates, proportionate holdings, a combination thereof or other reasonable methods determined by the Administrator.
The Advisers and the Administrator may not be reimbursed for:

1.	Rent or depreciation, utilities, capital equipment, and other administrative items of the Advisers or the Administrator; and

2.	Salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any controlling persons of the Advisers or the Administrator.

Hedging
The Fund may, but is not required to, enter into interest rate, foreign exchange or other derivative agreements to hedge interest rate, currency, credit or other risks, but the Fund does not generally intend to enter into any such derivative agreements for speculative purposes. Any derivative agreements entered into for speculative purposes are not expected to be material to the Fund’s business or results of operations. Hedging activities, which will be in compliance with applicable legal and regulatory requirements, may include the use of futures, options and forward contracts. The Fund will bear the costs incurred in connection with entering into, administering and settling any such derivative contracts. There can be no assurance any hedging strategy the Fund employs will be successful.
The Fund intends to qualify as a “limited derivatives user” under SEC Rule
18f-4
under the 1940 Act, which will require the Fund to limit its derivatives exposure to 10% of its net assets at any time, excluding certain currency and interest rate hedging transactions.
Financial Condition, Liquidity and Capital Resources
We expect to generate cash primarily from the net proceeds of any offering of our Common Shares and from cash flows from interest and fees earned from our investments and principal repayments and proceeds from sales of our investments and borrowings from banks or other lenders. We will seek to enter into any bank debt, credit facility or other financing arrangements on at least customary and market terms; however, we cannot assure you we will be able to do so. Our primary use of cash will be investments in portfolio companies, payments of our expenses and payment of cash distributions to our shareholders.
Net Worth of Sponsors
The North American Securities Administrators Association (“
NASAA
”), in its Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time (the “
Omnibus Guidelines
”), requires that our affiliates and Adviser, or our Sponsor as defined under the Omnibus Guidelines, have an aggregate financial net worth, exclusive of home, automobiles and home furnishings, of the greater of either $100,000, or 5.0% of the first $20 million of both the gross amount of securities currently being offered in this offering and the gross amount of any originally issued direct participation program securities sold by our affiliates and sponsors within the past 12 months, plus 1.0% of all amounts in excess of the first $20 million. Based on these requirements, our Adviser and its affiliates, while not liable directly or indirectly for any indebtedness we may incur, have an aggregate financial net worth in excess of those amounts required by the Omnibus Guidelines.
Critical Accounting Policies
The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting policies and estimates should be read in connection with our risk factors described above.
Revenue Recognition
Interest Income
Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis to the extent that the Fund expects to collect such amounts. Discounts from and premiums to par value on debt investments, loan origination fees and upfront fees received that are deemed to be an adjustment to yield are accreted/amortized into interest income over the life of the respective security using the effective interest method. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income in the current period.

The Fund will recognize any earned exit or
back-end
fees into income when it believes the amounts will ultimately become collected by using either the beneficial interest model or other appropriate income recognition frameworks.
PIK Income
PIK interest is computed at the contractual rate specified in each investment agreement, is added to the principal balance of the investment, and is recorded as income.
Dividend Income
Dividend income on preferred equity investments is recorded on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity investments is recorded on the record date for private portfolio companies and on the ex-dividend
date for publicly traded portfolio companies.
Other Income
The Fund may also generate revenue in the form of structuring, arranger or due diligence fees, amendment or consent fees, portfolio company administration fees, fees for providing significant managerial assistance and consulting fees. Such fees are recognized as income when earned or the services are rendered.
Valuation of Portfolio Investments
The Board designated FEIM as the “valuation designee” as that term is defined in Rule
2a-5.
As the valuation designee, the Board designated FEIM to perform fair value determinations of the Fund’s assets by implementing valuation policies and procedures approved by the Board, subject to the oversight of the Board and the Audit Committee, and in compliance with the requirements of Rule
2a-5.
In calculating the value of our total assets, investments for which market quotations are readily available are valued using market quotations, which are generally obtained from an independent pricing service or one or more broker-dealers or market makers. Debt and equity securities for which market quotations are not readily available or are determined to be unreliable are valued at fair value as determined in good faith by the valuation designee.
With respect to investments for which market quotations are not readily available, we undertake a multi-step valuation process each quarter, as described below:

1.
the Fund’s valuation process begins with each portfolio company or investment being initially valued by the investment professionals responsible for managing portfolio investments; concurrently therewith, on at least an annual basis, independent valuation firms are used to conduct independent appraisals of all investments for which market quotations are either not readily available or are determined to be unreliable unless the amount of an investment is immaterial;

2.
the preliminary valuation recommendation of the investment professionals and the applicable input of the independent valuation firms (the “Preliminary Valuation Data”) are then documented and reviewed with FEAC’s pricing professionals;

3.	the Preliminary Valuation Data are then discussed with, and approved by, the pricing committee of FEAC;

4.	FEIM’s valuation committee independently discusses the Preliminary Valuation Data and determines the fair value of each investment in good faith based on the Preliminary Valuation Data; and

5.	on a quarterly basis, a designee of FEIM’s valuation committee discusses the fair value determinations of each investment with the Audit Committee.

The types of factors that FEIM may take into account in fair value pricing the Fund’s investments include, as relevant, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flows, the markets in which the portfolio company does business, comparison to publicly traded securities and other relevant factors.
Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation
We measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, using the specific identification method, without regard to unrealized appreciation or depreciation previously recognized. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.
U.S. Federal Income Taxes, Including Excise Tax
The Fund intends to elect to be treated as a RIC under Subchapter M of the Code, and intends to operate in a manner so as to continue to qualify each year as a RIC under the Code. So long as the Fund maintains its tax treatment as a RIC, it will not be subject to corporate-level federal income tax on the portion of its ordinary income and capital gains distributed to shareholders as dividends.
In order to qualify for favorable tax treatment as a RIC, the Fund is required to, among other things, distribute annually to its shareholders at least 90% of the sum of (i) its investment company taxable income, as defined by the Code but determined without regard to the deduction for dividends paid, and (ii) its net tax-exempt
interest income for such taxable year.
Contractual Obligations
We have entered into the Advisory Agreement with the Adviser to provide us with investment advisory services and the Administration Agreement with the Administrator to provide us with administrative services. Payments for investment advisory services under the Advisory Agreement and reimbursements under the Administration Agreement are described in “Advisory Agreement, Subadvisory Agreement and Administration Agreement.” We entered into an Expense Support Agreement with the Adviser to provide us with support with respect to certain expenses and subject to reimbursement.
We have entered into the Credit Facility and the BSL Credit Facility and may establish additional credit facilities or enter into other financing arrangements to facilitate investments and the timely payment of our expenses. It is anticipated that any such credit facilities will bear interest at floating rates at to-be-determined
spreads over SOFR or another reference rate. We cannot assure shareholders that we will be able to enter into a future credit facility on favorable terms or at all. Shareholders will indirectly bear the costs associated with any borrowings under a credit facility or other financing arrangement. In connection with the Credit Facility, the Loan Agreement, a future credit facility or other borrowings, lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask to comply with positive or negative covenants that could have an effect on our operations. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts. Please see “Risk Factors—Risks Related to Debt Financing.” for a discussion of the risks of the Credit Facility and Loan Agreement and credit facilities in general and “Use of Proceeds” for discussion of the material terms of the Credit Facility and Loan Agreement.
Off-Balance
Sheet Arrangements
Other than contractual commitments and other legal contingencies incurred in the normal course of our business, we do not expect to have any off-balance
sheet financings or liabilities.

Quantitative and Qualitative Disclosures About Market Risk
We are subject to financial market risks, including valuation risk and interest rate risk.
Valuation Risk
Because we expect that there will not be a readily available market value for many of the investments in our portfolio, we expect to value many of our portfolio investments at fair value as determined in good faith by FEIM, the Board’s “valuation designee” for purposes of Rule
2a-5
under the 1940 Act, with a documented valuation policy that is in accordance with GAAP and that has been reviewed and approved by our Board. FEIM will provide the Board and the Audit Committee with periodic reports, no less than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.
Interest Rate Risk
Our portfolio primarily consists of fixed and floating rate investments. Market prices tend to fluctuate more for fixed-rate securities that have longer maturities. Although we have no policy governing the maturities of our investments, under current market conditions we expect that we will invest in a portfolio of debt generally having maturities of up to 10 years. Market prices for debt that pays a fixed rate of return tend to decline as interest rates rise. This means that we are subject to greater risk (other things being equal) than a fund invested solely in shorter-term, fixed-rate securities. Market prices for floating rate investments may also fluctuate in rising rate environments with prices tending to decline when credit spreads widen. A decline in the prices of the debt we own could adversely affect our net assets resulting from operations and the market price of our common stock.

INVESTMENT OBJECTIVES AND STRATEGIES
We are a
non-diversified
closed-end
management investment company that was formed as a statutory trust in Delaware on October 20, 2021, commenced operations on July 10, 2023, and that has elected to be regulated as a BDC under the 1940 Act. We are externally managed by FEIM. The Adviser oversees the management of the Fund’s activities and supervises the activities of the investment subadviser. FEAC, an alternative credit adviser that is a wholly owned subsidiary of FEIM, serves as the Fund’s investment subadviser. We elected to be treated for tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. Our investment activities are managed by the Advisers and supervised by our Board of Trustees, a majority of whom are not “interested persons” (as defined in the 1940 Act) of the Fund.
The Fund’s investment objectives are to generate returns in the form of current income and, to a lesser extent, long-term capital appreciation of investments. Under normal circumstances, we expect that the majority of our total assets will be in Private Credit investments to U.S. private companies. Under normal circumstances, we will invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in private credit investments (loans and other credit instruments that are issued in private offerings or issued by private U.S. or
non-U.S.
companies). This policy may be changed by the Board, and with at least 60 days’ prior notice to shareholders, upon the completion of the Fund’s next repurchase offer (so long as such repurchase offer is not oversubscribed). To a lesser extent, we will also invest in broadly syndicated loans of publicly traded issuers, publicly traded high yield bonds and equity securities. We expect that investments in broadly syndicated loans and high yield bonds will generally be more liquid than other Private Credit assets and will likely be used to initially deploy capital upon receipt of subscriptions and may also be used for the purposes of maintaining and managing liquidity for our share repurchase program and cash management, while also presenting an opportunity for attractive investment returns.
Most of our investments are in U.S. private companies, but (subject to compliance with BDCs’ 1940 Act requirement to invest at least 70% of its assets in Eligible Portfolio Companies), we also expect to invest to some extent in
non-U.S.
companies, but we do not expect to invest in emerging markets. No individual issuer or borrower in which we invest will represent more than 20% of our total assets. We also intend to co-invest
with other FEIM and FEAC clients, subject to the conditions included in the
Co-Investment
Order. We believe that such
co-investments
may afford us additional investment opportunities and an ability to achieve greater diversification.
The loans in which we invest will generally pay floating interest rates based on a variable base rate. The senior secured loans and bonds in which we will invest generally have stated terms of five to eight years. However, there is no limit on the maturity or duration of any security we may hold in our portfolio. Loans and securities purchased in the secondary market will generally have shorter remaining terms to maturity than newly issued investments. We expect most of our debt investments will generally have credit quality consistent with below investment grade securities. To the extent a nationally recognized statistical rating organization rates our debt, it generally will carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investors Service, Inc., or lower than
“BBB-”
by S&P Global Ratings or Fitch Ratings).
A cash flow loan is a loan that is underwritten primarily based on cash flow generated by the borrower, specifically EBITDA (a company’s earnings before interest, taxes, depreciation, and amortization), in addition to a lien on substantially all of the assets of the borrower and any other secured party. A cash flow loan differs from an asset-based loan because an asset-based loan is underwritten based on the liquidation value of certain assets of the borrower or guarantors. Unless otherwise specified, the term “loan” will include both cash flow and asset-based loans, as well as any other loans in which the Fund may invest.
We may, but are not required to, enter into interest rate, foreign exchange or other derivative agreements to hedge interest rate, currency, credit or other risks, but we do not generally intend to enter into any such derivative agreements for speculative purposes. Any derivative agreements entered into for speculative purposes are not expected to be material to our business or results of operations. Hedging activities, which will be in compliance with applicable legal and regulatory requirements, may include the use of futures, options, swaps and forward contracts. We will bear the costs incurred in connection with entering into, administering and settling any such derivative contracts. There can be no assurance any hedging strategy we employ will be successful.
To seek to enhance our returns, we intend to employ leverage as market conditions permit and subject to oversight by our Board and the limitations set forth in the 1940 Act. Pursuant to the 1940 Act, we are required to have asset coverage of at least 150% (i.e., the amount of debt may not exceed two-thirds
of the value of our assets) and may be prohibited from taking certain actions if that requirement is not met. We intend to use leverage in the form of borrowings, including loans from certain financial institutions and the issuance of debt securities. We may also use leverage in the form of the issuance of preferred shares, but do not currently intend to do so. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. Any such leverage, if incurred, would be expected to increase the total capital available for investment by us. The costs incurred in connection with any leverage obtained will be borne by the Fund, and consequently the Fund’s shareholders. See “Risk Factors—Risks Related to Debt Financing.”
We generally intend to distribute substantially all of our available earnings annually by paying cash distributions on a monthly basis, as determined by the Board in its discretion. Any distributions we make will be at the discretion of our Board, considering factors such as our earnings, cash flow, capital needs and general financial condition and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.
As part of its investment process, for certain of the Fund’s investments, FEAC generally considers financially material environmental, social, and governance (“
ESG
”) factors, amongst other factors, in its investment decisions with the goals of managing risk and assessing the attractiveness of the opportunity, alongside its existing fundamental research process. FEAC has established a framework for considering four categories of potential risks—environmental, social, governance and climate risk—that FEAC believes have the potential to affect a company’s financial performance and creditworthiness over time. At the core of FEAC’s investment process is the systematic identification and evaluation of a myriad of credit risk factors that can impact the long-term sustainability of business models and the earnings potential of companies. FEAC believes that thoughtful consideration of ESG risks ultimately leads to more complete downside protection. FEAC’s proprietary ESG research process is fully integrated across both private credit and syndicated loans and is conducted by FEAC’s research teams who are also responsible for the fundamental credit analysis and industry research. FEAC’s framework focuses on identified factors that FEAC believes may be relevant for most investments. These include, but are not limited to, governance policies and procedures, board composition (independence and minority representation), employee policies (health and safety, antidiscrimination, supply chain/responsible labor policies, etc.), environmental policies (waste and recycling, energy efficiency and natural resource policies, environmental risk assessments, specified environmental impact reduction strategies),
Scope-1
and
Scope-2
emissions, and business interruption policies (protocol and insurance). FEAC’s framework also seeks to address material risk factors that are most relevant for each issuer’s specific industry. These vary by industry and are influenced by the Sustainable Accounting Standards Board (“
SASB
”) Standards. While the questions may vary by sector, they aim to ask direct, quantitative questions focused on the most material ESG or climate related factors for the specific sector. FEAC believes that the combination of standard factors and sector specific material factors creates a useful tool for assessing the existence and effectiveness of an issuer’s ESG policies and procedures. FEAC believes that consideration of ESG factors is an effective risk management tool, allowing FEAC to identify certain investment risks that may not be apparent absent consideration of ESG factors. ESG factors would not be a sole determining factor in any investment decisions for the Fund. ESG integration does not change the Fund’s investment objectives, exclude specific types of companies or investments or constrain the Fund’s investable universe. FEAC’s ESG analysis is limited by the availability of information regarding potential or existing investments. As a result, FEAC’s assessments related to ESG factors may not be conclusive and investments that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in investments that may be positively impacted by such factors.
Market Opportunity
Regulatory changes enacted in the aftermath of the global financial crisis led many traditional lenders like banks to limit their exposures to certain balance sheet risks, including the extension of credit to middle market corporate borrowers. Since then, an array of nonbank financial institutions—including asset managers, BDCs, CLOs, hedge funds and insurers—have stepped in to fill the resulting void, recognizing that strong risk-adjusted returns could be generated by providing bespoke lending solutions to this large but underserved segment of the U.S. economy.
While middle market companies—which currently number about 200,000
6
in the U.S.—generate approximately
one-third
7
of total private sector GDP, they tend to be too small to individually access the public debt and equity markets. We define middle market companies to mean companies with annual earnings before interest, taxes, depreciation and amortization, or EBITDA, generally between $5 million and $50 million, as may be adjusted for market disruptions, mergers and acquisitions-related charges and synergies, and other items. Although middle market companies have historically relied on local and regional banks for their financing needs, alternative lenders from nonbank financial institutions have increasingly become a source of credit for such companies. Many of these middle market companies are controlled or partially owned by private equity firms that require capital for growth, acquisitions, recapitalizations, refinancings and leveraged buyouts and, as such, are a key source of demand for loans. There has been a significant increase in the number of private equity firms focused on this highly fragmented part of the economy, typically bringing specific industry expertise to “buy and build” an aggregation of smaller businesses.
The rise of alternative lenders has become well documented with asset management firms like FEAC offering investors access to a private lending world that was previously unavailable to them. Direct lenders, such as FEAC, partner with borrowers and their sponsors to create customized financing solutions that meet each borrower’s needs and timeline. In exchange, these alternative lenders typically have more influence over loan structures and protective covenants, greater control of any potential workout or restructuring in the event of default and increased access to management teams, all of which can help support comprehensive due diligence and rigorous underwriting. Private lending opportunities are available across the debt stack, and each category has its own unique risk-return profile. First lien, senior-secured loans are the most popular and, in FEAC’s view, offer the most attractive risk-return profile.
FEAC believes direct lending offers credit exposure to U.S. corporate borrowers without some of the accompanying investment risks found in traditional fixed income investment options. FEAC believes direct lending loans provide insulation from interest rate risk because of their floating rate coupons. Generally, they are also less prone to market technical dynamics since they are not actively traded and have limited credit rating migration risk since they are either not rated or held in vehicles that are not highly sensitive to ratings changes. We believe tighter deal structures, lower leverage and robust lender protections have driven lower default rates and higher recovery rates over time. In fact, private credit has historically displayed attractive risk-adjusted returns relative to fixed income.
8
Finally, the historically limited correlation of these assets to liquid fixed income and equity markets offers the benefit of attractive portfolio diversification potential.
Navigating Today’s Challenging Credit Environment
We believe the improved credit terms and
higher
interest rates that characterize the current lending environment represent an attractive opportunity to deploy capital in search of yield, though conditions remain challenging.

6	Source: National Center for the Middle Market, Mid-Year 2024 Report.
7	Source: National Center for the Middle Market, Mid-Year 2024 Report.
8	Source: National Center for the Middle Market, Mid-Year 2024 Report.

Private equity-sponsored merger and acquisition (“
M&A
”) activity is a key source of demand for direct lenders’ capital. Higher inflation, rising interest rates and slowing economic growth introduced significant volatility to the public financial markets, including regional banks, which weighed on M&A deal flow and thus underwriting opportunities in aggregate. That said, private equity “dry powder” remains ample and serves as a persistent source of direct lending demand as sponsors continue to seek out opportunities to put this capital to work in support of existing and new portfolio companies. Further, we expect sponsors to take a more favorable view of direct lenders over other forms of leveraged finance given the increasing amount of investor capital being allocated to them and recent experience during periods of volatility.
However, there remains well-founded concerns about the impact of higher borrowing costs and a potential recession. Headwinds to borrower fundamentals thus far have been idiosyncratic; many middle market sectors are still experiencing robust growth and default rates have remained relatively low even in the higher interest rate environment.
Subadviser’s Capabilities
We believe FEAC is uniquely situated as a skilled, reliable capital provider well suited to the challenge of executing specific transactions while also serving as value-added financial partners for lower middle market borrowers and their financial sponsors in today’s volatile and uncertain environment. FEAC’s credit selection and risk management processes have been honed over decades of experience. FEAC’s experience across disparate credit environments in pursuit of strong returns has driven it to apply rigorous due diligence and careful structuring while also attempting to mitigate downside risk.
The Subadviser believes that they possess the following capabilities over many other capital providers to lower middle market companies:
Experienced Management Team.
The members of each of the Investment Committees (as defined below) have an average of 28 years of experience in private debt lending and investing at all levels of the capital structure, including but not limited to leverage lending, high yield and equities. Each Investment Committee member brings a distinct investment perspective and skill set by virtue of their complementary collective experiences as both debt and equity investors through multiple business and credit cycles. Each Investment Committee member is experienced in the investing and operation of business development companies and interval funds.
Integrated Business Model/Relationship with Tradable Credit Strategy of FEAC.
FEAC’s underwriting team is centrally located in Chicago alongside the investment professionals of their Tradable Credit strategy creating an open, collaborative and centralized credit culture. FEAC’s Direct Lending team regularly collaborates with the Tradable Credit industry experts, which has created significant synergies and idea generation.
Proprietary Sourcing Capabilities.
FEAC takes a proactive,
hands-on
and creative approach to investment sourcing. FEAC’s disciplined origination process includes proprietary tools and resources and employs a national platform with a regional focus. With personnel located in Boston, Chicago, Dallas and New York, FEAC has a deep and diverse relationship network in the debt capital and private equity markets. These activities and relationships provide an important channel through which the Fund generates potential investment opportunities consistent with its investment strategy. FEAC has activities and relationships with private equity sponsors, investment bankers, middle market senior lenders, commercial bankers (national, regional and local), lawyers, accountants and business brokers. FEAC actively utilizes these activities, relationships and networks to source and execute attractive investments, and maintain a database and set of reports where the details of all potential investment opportunities are tracked. Further, we believe the investment history and long-standing reputation of the direct lending investment professionals and Investment Committee Members (as defined below) provides us an early look at new investment opportunities.

Disciplined Investment Process.
FEAC’s comprehensive underwriting methodology and monitoring processes have been implemented across the team. Additionally, the Investment Committee Members are supported by an experienced operational and administrative team.
Experience and Continuity with Respect to Tradable Credit.
The Tradable Credit Team is one of the oldest and most experienced bank loan managers in the leveraged loan space. The Chief Investment Officer of FEAC and the Tradable Credit Investment Committee have, on average, over 30 years of experience managing bank loans. FEAC believes this continuity offers valuable perspective and investment insight. With over 220 issuers within the Tradable Credit portfolios, FEAC’s Tradable Credit analyst credit ratio is very low, allowing for deeper analysis of credits than many of its peers.
FEAC’s investment philosophy leverages the above in an effort to generate consistent, attractive, risk-adjusted returns coupled with low volatility through fundamentally driven relative value decisions. FEAC believes its comprehensive, fundamental credit analysis is key to capital preservation, and it considers a range of factors when building a portfolio of loans, with an eye toward performance over multiple economic cycles. These include a borrower’s competitive advantage and any barriers to entry in its industry, defensible market, stability of cash flows, business diversification, management team and private equity sponsorship. FEAC assesses relative value in a variety of ways, including comparisons to other opportunities available in the same asset class and to companies in the same or similar industries. FEAC also considers relative value across the capital structure— senior versus subordinate, secured versus unsecured, debt versus equity—to ensure comfortability with the potential risk-adjusted return of an investment relative to its position in the capital stack.
Active management and ongoing monitoring are important elements of direct lending portfolios, as they allow FEAC to identify potential credit concerns early and work with borrowers and sponsors to develop constructive solutions when necessary. By emphasizing internal continuity between FEAC’s professionals who perform pre-deal
due diligence and those who monitor the loan after funding, FEAC focuses the appropriate in-house
expertise on new developments, risks and opportunities for value creation.
Investment Philosophy
The Subadviser’s investment philosophy focuses on capital preservation, relative value, and establishing partnerships with portfolio companies. It is the Subadviser’s expectation that this multifaceted focus should generate consistent, attractive, risk-adjusted returns coupled with low volatility.
Capital Preservation.
The Subadviser believes that the key to capital preservation is comprehensive and fundamental credit analysis. The Subadviser takes a long-term view of our investments and portfolio with the perspective that most of our investments may need to endure through economic cycles.
Relative Value.
Relative value is an essential part of every investment decision. Relative value is determined in a variety of ways including comparisons to other opportunities available in the same asset class and with portfolio companies in the same or similar industries. Relative value is also analyzed across asset classes (senior vs. subordinate, secured vs. unsecured, debt vs. equity) to ensure that the return of a potential investment is appropriate relative to its position in the capital structure.
Investment Selection
Selecting investments to pursue requires the Advisers to have an employable investment philosophy, know their key metrics, have a process to consistently measure those metrics, and implement a repeatable underwriting process that enables the applicable Investment Committee to make well-reasoned decisions.
Sourcing and Structuring
Since its inception in 2007, FEAC’s direct lending investment approach has focused on providing directly originated, privately negotiated loans to lower middle market businesses.

Over its
16-year
history, FEAC has built what it believes is a deep, multifaceted origination platform that leverages industry expertise and regional coverage to source compelling investment opportunities. FEAC believes this requires a deep industry focused origination model, disciplined credit underwriting and relationship-based lending typically alongside a private equity sponsor. FEAC’s sourcing network is broad while also having a local focus to drive consistent deal flow through various market environments. As of January 1, 2025, FEAC had 120 employees globally, including 49 credit investment professionals that have operated through multiple industry cycles with a deep reservoir of credit expertise, providing them valuable experience and a long-term view of the market. Through this experience, the team has developed a reputation for being a valued lending partner, with the ability to provide speed, creativity and assurance of transaction execution. FEAC’s investment professionals span the U.S. with dedicated healthcare, information technology, business services, financial services, consumer and sustainable resources and asset-based investment teams. These highly specialized investment professionals focused on high-growth sectors with significant tailwinds complement the FEAC’s private credit platform and provide expertise in industries that we believe will drive substantial deal flow and generate attractive returns for investors. FEAC has origination and sponsor coverage footprint with regional offices in select markets. FEAC believes that establishing a regional presence in North America will help FEAC more effectively source investment opportunities from private equity sponsors. We believe that the broad network of FEAC can provide a significant pipeline of investment opportunities for us. FEAC has a significant trading presence and actively monitors thousands of companies across the public and private markets through its over $11 billion Tradable Credit platform and over $5 billion Direct Lending platform, and as a result has deep insight across sectors and industries. Furthermore, we believe that FEAC’s strong reputation and long-standing relationships with corporate boards, management teams, private equity sponsors, financial advisors, and other intermediaries position us as a partner of choice. With respect to syndicate and club deals, FEAC has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. In FEAC’s experience, these relationships, coupled with FEAC’s knowledge and expertise, have helped drive substantial proprietary deal flow and position the Fund well to evaluate a variety of investment opportunities in order to successfully invest in a dynamic market environment.
When sourcing and evaluating loans, FEAC’s direct lending platform typically seek companies in the lower middle market, which we define as companies with an EBITDA between $5 and $50 million dollars in the form of first-lien, senior secured loans that are well-structured with traditional covenants and call protection. It is important to have close alignment between the Fund as lender, the company, and the private-equity sponsor as applicable to ensure all parties are supporting the success of the company. Furthermore, FEAC typically prioritize companies with high cash flow, low capital expenditures, a strong equity cushion and low loan-to-value
in industries that are less economically sensitive.
Portfolio Monitoring
Active management of our direct lending investments is performed by the team responsible for making the initial investment. The Subadviser believes that actively managing the direct lending investment allows the investment team to identify problems early and work with companies to develop constructive solutions when necessary. Across its platform, the Subadviser employs a disciplined and rigorous approach to ongoing monitoring. The continuity of personnel between those who perform the detailed due diligence and those who monitor and remain involved after initial investment is important, as it means new developments, risks and opportunities for value creation, can be monitored by those who are most knowledgeable about the business and the industry. The team utilizes an open communication structure between analysts, originators and portfolio managers to create an efficient and transparent team dynamic.
Portfolio Management Tools
. Ongoing analysis of the underlying fundamentals of the direct lending investments is an extension of the thorough credit analysis performed on each portfolio investment at the outset. Additionally, the Subadviser employs the use of board observation and information rights, regular dialogue with company management and sponsors, and detailed internally generated monitoring reports to actively monitor performance. The Subadviser has developed a system-based monitoring template that promotes compliance with these standards and is used as a tool to assess investment performance relative to plan. Further, the Subadviser assesses the risk profile of each of its direct lending investments and assigns each investment a score of a 1, 2, 3, 4 or 5. New investments are held at a credit score of 2 for the first six months. Credit scores of 3 and higher require increased monitoring.
The Subadviser typically includes the following as part of ongoing monitoring efforts: financials are spread within thirty (30) days or within ten (10) days depending on credit score; portfolio reviews are performed monthly, quarterly or semi-annually, depending on credit score; credit rating reviews are performed quarterly; valuations are performed quarterly; legal reviews are performed upon first major restructuring; and Investment Committee (as defined below) meetings are held at least twice a week.
Watch List
. The Subadviser maintains a “watch list” comprised of each business underperforming its expectations. The Subadviser positions itself to be able to identify and manage any stress in a portfolio company. If a portfolio company underperforms, the Subadviser will generally increase its involvement in the business and work closely with the applicable Investment Committee to develop a strategy to help get performance on track. Direct lending watch list loans are actively monitored by our Deputy Chief Investment Officer, the original investment team, representatives from the in-house
legal group and other members of senior management, as necessary. As appropriate, third-party financial advisors, outside legal counsel and similar third-party advisors are also utilized. With respect to broadly syndicated loans, the Tradable Credit Head of Restructuring and Special Situations and its credit analysts actively monitor such investments. The Subadviser will normally request more information and will enhance information quality to have more current information with respect to any such developments. The Investment Committee process is designed to identify red flags of a potential opportunity early and to leverage the collective knowledge of its prior experiences.
The Fund’s Current Portfolio
Prior to the commencement of this offering, the Fund conducted a separate Private Offering of Common Shares. The Fund commenced operations on July 10, 2023 pursuant to a capital drawdown notice to its investors whereby the Fund issued and sold 2,052,000 Common Shares for an aggregate offering price of $51,300,000. The Fund owns a limited number of investments as of December 31, 2024 (the “
Current Portfolio
”) acquired with the proceeds of the sale of Common Shares during the Private Offering. The investments comprising the Current Portfolio were selected by the Subadviser based upon the Fund’s investment objectives and strategies.
As of December 31, 2024, the Fund has total assets of
approximately
$691 million. The following is a list of each of the Fund’s portfolio investments as of December 31, 2024. For more information relating to the Fund’s investments, see the Fund’s financial statements included elsewhere in this prospectus.

Portfolio company (1)(2)(3)	Address	Footnotes	Reference Rate and Spread	Interest Rate (4)	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (5)	Cost (6)	Fair Value	% of Net Asset
First Lien Debt—non-controlled/non-affiliated
Aerospace & Defense
Bleriot US Bidco Inc	4001 Kennett Pike Suite 302 Wilmington, DE 19807		S + 2.75%	7.08%	10/31/2030		$2,883	$2,888	$2,902	0.97%
Chromalloy	4100 RCA Boulevard Palm Beach Gardens, FL 33410	(12)	S + 3.75%	8.35%	3/27/2031		7	7	7	0.00%
Ovation Parent, Inc.	3803 Bedford Avenue Suite 106 Nashville, TN 37215	(12)	S + 3.50%	7.83%	4/21/2031		2,993	3,011	3,017	1.00%
Titan Sub LLC	251 West 106th Avenue Anchorage, AK 99515	(8)	S + 3.00%	7.37%	6/14/2030		2,382	2,382	2,403	0.80%

								8,288	8,329	2.77%
Air Freight & Logistics
Air Buyer Inc.	1209 Orange Street Wilmington, DE 19801	(8)(12)	S + 5.25%	9.88%	7/23/2030		5,161	5,098	5,093	1.70%
Air Buyer Inc.	1209 Orange Street Wilmington, DE 19801	(7)(8)	S + 5.25%	1.00%	7/23/2030		—	(14)	(15)	0.00%
Air Buyer Inc.	1209 Orange Street Wilmington, DE 19801	(7)(8)	S + 5.25%	0.13%	7/23/2030		—	(6)	(7)	0.00%
AIT Worldwide Logistics Holdings, Inc.	2 Pierce Place Suite 2100 Itasca, IL 60143	(12)	S + 4.75%	9.28%	4/8/2030		4,974	4,993	5,016	1.67%
LaserShip, Inc.	1912 Woodford Road Vienna, VA 22182	(14)	S + 4.50%	9.28%	8/10/2029		1,417	368	500	0.16%
LaserShip, Inc.	1912 Woodford Road Vienna, VA 22182		S + 6.25%	11.03%	1/2/2029		1,267	1,255	1,323	0.44%
LaserShip, Inc.	1912 Woodford Road Vienna, VA 22182		S + 4.50%	9.28%	2/10/2029		1,957	1,510	1,497	0.50%
Odyssey Logistics & Technology Corporation	39 Old Ridgebury Road-A4 Danbury, CT 06810	(12)	S + 4.50%	8.83%	10/12/2027		1,990	1,983	1,994	0.66%

								15,187	15,401	5.13%

Portfolio company (1)(2)(3)	Address	Footnotes	Reference Rate and Spread	Interest Rate (4)	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (5)	Cost (6)	Fair Value	% of Net Asset
Automobile Components
Enthusiast Auto Holdings, LLC	1000 Seville Road Wadsworth, OH 44281	(8)(12)	S + 4.75%	9.12%	12/19/2026		8,402	8,402	8,402	2.81%
Enthusiast Auto Holdings, LLC	1000 Seville Road Wadsworth, OH 44281	(7)(8)	S + 5.25%	0.38%	12/19/2026		—	(1)	—	0.00%
First Brands Group, LLC	3255 W Hamlin Rd Rochester Hills, MI 48309	(12)	S + 5.00%	9.85%	3/30/2027		998	979	937	0.31%
Owl Vans, LLC	5028 South 71st Street #107 Mesa, AZ 85212	(8)(12)	S + 5.25%	9.61%	12/31/2030		3,840	3,789	3,789	1.26%
Owl Vans, LLC	5028 South 71st Street #107 Mesa, AZ 85212	(7)(8)(9)	S + 5.25%	0.50%	12/31/2030		—	(16)	(16)	-0.01%

								13,153	13,112	4.37%
Building Products
Groundworks Operations, LLC	1741 Corporate Landing Parkway Virginia Beach, VA 23454	(12)	S + 3.00%	7.65%	3/14/2031		2,527	2,533	2,543	0.84%
Groundworks Operations, LLC	1741 Corporate Landing Parkway Virginia Beach, VA 23454	(7)(9)(12)	S + 3.00%	7.65%	3/14/2031		74	76	77	0.03%
MI Windows and Doors, LLC	650 West Market Street Gratz, PA 17030	(12)	S + 3.00%	7.36%	3/28/2031		3,980	3,962	4,026	1.34%

								6,571	6,646	2.21%
Chemicals
Hexion Holdings Corporation	180 E Broad Street Columbus, OH 43215		S + 4.00%	8.45%	3/15/2029		2,992	2,978	2,998	1.00%
Ineos US Finance LLC	38 Hans Crescent, Knightsbridge London, England SW1X 0LZ	(8)(11)	S + 3.00%	N/A	2/7/2031		998	997	1,007	0.34%
Project Cloud Holdings, LLC	510-513 Walnut Street Philadelphia, PA 19106	(8)(12)	S + 6.25%	10.71%	3/31/2029		10,496	10,290	10,234	3.41%
Project Cloud Holdings, LLC	510-513 Walnut Street Philadelphia, PA 19106	(7)(8)(9)	S + 6.25%	10.71%	3/31/2029		1,353	1,321	1,318	0.44%

Portfolio company (1)(2)(3)	Address	Footnotes	Reference Rate and Spread	Interest Rate (4)	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (5)	Cost (6)	Fair Value	% of Net Asset
Sparta U.S. Holdco LLC	875 Third Avenue 11th Floor New York, NY 10022	(11)	S + 3.00%	N/A	8/2/2030		1,995	1,995	2,011	0.67%

								17,581	17,568	5.86%
Commercial Services & Supplies
APS Acquisition Holdings, LLC	201 E 4th Street Suite 900 Cincinnati, OH 45202	(8)(12)	S + 5.50%	10.08%	7/11/2029		8,080	7,971	7,959	2.65%
APS Acquisition Holdings, LLC	201 E 4th Street Suite 900 Cincinnati, OH 45202	(7)(8)(10)	S + 5.50%	1.00%	7/11/2029		—	(16)	(52)	-0.02%
APS Acquisition Holdings, LLC	201 E 4th Street Suite 900 Cincinnati, OH 45202	(7)(8)(9)	S + 5.50%	0.50%	7/11/2029		—	(24)	(26)	-0.01%
Ardonagh Group Finco Pty Ltd	2 Minster Court Mincing Lane London, England EC3R 7PD	(8)(12)(13)	S + 3.75%	8.53%	2/15/2031		3,000	2,986	3,022	1.01%
Cimpress USA Incorporated	275 Wyman Street Waltham, MA 02451		S + 2.50%	6.86%	5/17/2028		1,995	1,995	2,007	0.67%
LRS Holdings LLC	5500 Pearl Street Rosemont, IL 60018	(12)	S + 4.25%	8.72%	8/31/2028		1,980	1,980	1,881	0.63%
LSF12 Crown US Commercial Bidco, LLC	1209 Orange Street Wilmington, DE 19801	(12)	S + 4.25%	8.80%	12/2/2031		2,000	1,980	2,000	0.66%
Prime Security Services Borrower, LLC	9 West 57th Street New York, NY 10019	(11)	S + 2.00%	N/A	10/13/2030		2,000	2,012	2,007	0.67%
Waste Resource Management Inc.	34 East 51st Street 9th Floor New York, NY 10022	(8)(12)	S + 5.75%	10.11%	12/28/2029		5,586	5,516	5,586	1.86%
Waste Resource Management Inc.	34 East 51st Street 9th Floor New York, NY 10022	(7)(8)(10)	S + 5.75%	10.11%	12/28/2029		858	849	858	0.29%
Waste Resource Management Inc.	34 East 51st Street 9th Floor New York, NY 10022	(7)(8)(9)	S + 5.75%	10.11%	12/28/2029		41	31	41	0.01%

								25,280	25,283	8.42%

Portfolio company (1)(2)(3)	Address	Footnotes	Reference Rate and Spread	Interest Rate (4)	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (5)	Cost (6)	Fair Value	% of Net Asset
Communications Equipment
SonicWall US Holdings Inc.	1033 McCarthy Boulevard Milpitas, CA 95035	(11)	S + 5.00%	N/A	5/18/2028		1,995	2,000	1,995	0.66%

								2,000	1,995	0.66%
Construction & Engineering
RL James, Inc.	3949 Evans Avenue Suite 109 Fort Myers, FL 33901	(8)(12)	S + 6.00%	10.44%	12/15/2028		2,278	2,245	2,221	0.74%
RL James, Inc.	3949 Evans Avenue Suite 109 Fort Myers, FL 33901	(7)(8)(10)	S + 6.00%	10.81%	12/15/2028		1,542	1,510	1,489	0.49%
RL James, Inc.	3949 Evans Avenue Suite 109 Fort Myers, FL 33901	(7)(8)(9)	S + 6.00%	10.48%	12/15/2028		108	92	81	0.03%

								3,847	3,791	1.26%
Containers & Packaging
Berlin Packaging L.L.C.	525 West Monroe Street Chicago, IL 60661	(12)	S + 3.50%	7.95%	6/7/2031		3,990	4,000	4,018	1.34%
Closure Systems International Group Inc.	7820 Innovation Boulevard Indianapolis, IN 46278	(12)	S + 3.50%	7.86%	3/22/2029		4,975	4,952	5,025	1.67%
R-Pac International Corp	132 West 36th Street 7th Floor New York, NY 10018	(8)	S + 6.00%	10.51%	12/29/2027		2,374	2,352	2,350	0.78%

								11,304	11,393	3.79%
Diversified Consumer Services
AMCP Clean Acquisition Co LLC	18 North New Jersey Ave Atlantic City, NJ 08401	(8)(12)	S + 4.75%	9.08%	6/15/2028		9,649	9,563	9,685	3.22%
AMCP Clean Acquisition Co LLC	18 North New Jersey Ave Atlantic City, NJ 08401	(7)(8)(10)	S + 4.75%	9.08%	6/15/2028		160	150	168	0.06%
LaserAway	307 S. Robertson Blvd. Beverly Hills, CA 90211	(8)(12)	S + 5.75%	10.66%	10/14/2027		1,506	1,493	1,506	0.50%
Mammoth Holdings, LLC	523 Brinkerhoff Ave. Santa Barbara, CA 93101	(8)(12)	S + 5.25%	10.33%	11/15/2030		5,220	5,129	5,064	1.69%

Portfolio company (1)(2)(3)	Address	Footnotes	Reference Rate and Spread	Interest Rate (4)	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (5)	Cost (6)	Fair Value	% of Net Asset
Mammoth Holdings, LLC	523 Brinkerhoff Ave. Santa Barbara, CA 93101	(8)(12)	S + 5.00%	10.55%	11/15/2030		1,312	1,289	1,273	0.43%
Mammoth Holdings, LLC	523 Brinkerhoff Ave. Santa Barbara, CA 93101	(7)(8)(9)	S + 5.75%	0.50%	11/15/2029		—	(11)	(20)	-0.01%
Reedy Industries Inc.	2440 Ravine Way Suite 200 Glenview, IL 60025	(8)(12)	S + 4.25%	8.58%	8/31/2028		4,927	4,901	4,967	1.65%

								22,514	22,643	7.54%
Diversified Telecommunication Services
Guardian US Holdco LLC	550 West 34th Street 48th Floor New York, NY 10001	(12)	S + 3.50%	7.83%	1/31/2030		3,970	3,952	3,983	1.33%
Virgin Media Bristol LLC	65 Bleecker Street New York, NY 10012	(12)	S + 3.18%	7.80%	3/31/2031		5,000	4,907	4,960	1.65%

								8,859	8,943	2.98%
Electrical Equipment
Arcline FM Holding, LLC	3803 Bedford Avenue Suite 106 Nashville, TN 37215	(12)	S + 4.50%	9.57%	6/23/2028		3,598	3,614	3,624	1.20%
Electrical Components International, Inc.	1 City Place Drive Suite 450 St. Louis, MO 63141	(8)(12)	S + 6.50%	11.28%	5/10/2029		7,860	7,727	7,743	2.58%
Electrical Components International, Inc.	1 City Place Drive Suite 450 St. Louis, MO 63141	(7)(8)(10)	S + 6.50%	1.00%	5/10/2029		—	(4)	(7)	0.00%

								11,337	11,360	3.78%
Electronic Equipment, Instruments & Components
Creation Technologies Inc.	One Beacon Street 23rd Floor Boston, MA 02108	(8)(11)	S + 5.50%	N/A	10/5/2028		2,000	1,975	1,968	0.66%

								1,975	1,968	0.66%
Entertainment
Liberty Media Corporation	12300 Liberty Boulevard Englewood, CO 80112		S + 2.00%	6.33%	9/30/2031		1,333	1,333	1,339	0.45%
Liberty Media Corporation	12300 Liberty Boulevard Englewood, CO 80112	(11)	S + 2.00%	N/A	9/6/2031		667	667	669	0.22%
StubHub	1209 Orange Street Wilmington, DE 19801	(12)	S + 4.75%	9.11%	3/15/2030		4,901	4,858	4,919	1.64%

Portfolio company (1)(2)(3)	Address	Footnotes	Reference Rate and Spread	Interest Rate (4)	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (5)	Cost (6)	Fair Value	% of Net Asset
UFC Holdings, LLC	16150 Main Circle Drive Suite 250 Chesterfield, MO 63017		S + 2.25%	6.77%	11/21/2031		2,000	1,998	2,014	0.67%

								8,856	8,941	2.98%
Financial Services
Ahead DB Holdings, LLC	401 N Michigan Ave Suite 3400 Chicago, IL 60611	(12)	S + 3.50%	7.83%	2/1/2031		2,985	2,957	3,009	1.00%
Apella Capital LLC	151 National Drive Glastonbury, CT 06033	(8)(12)(13)	P + 6.50%	13.00%	3/1/2029		1,260	1,241	1,254	0.42%
Apella Capital LLC	151 National Drive Glastonbury, CT 06033	(8)(10)(13)	S + 6.50%	11.01%	3/1/2029		250	243	248	0.08%
Apella Capital LLC	151 National Drive Glastonbury, CT 06033	(7)(8)(9)(13)	S + 6.50%	10.85%	3/1/2029		200	196	199	0.07%
Apella Capital LLC	151 National Drive Glastonbury, CT 06033	(8)(12)(13)	S + 6.50%	10.83%	3/1/2029		590	579	587	0.20%
Apella Capital LLC	151 National Drive Glastonbury, CT 06033	(7)(8)(10)(13)	S + 6.50%	10.83%	3/1/2029		148	145	146	0.05%
Apex Group Treasury Limited	2nd Floor Block 5 Irish Life Centre Abbey Street Lower Dublin D01 P767	(12)	S + 3.75%	8.96%	7/27/2028		2,992	3,014	3,024	1.01%
Aretec Group Inc.	200 North Pacific Coast Highway El Segundo, CA 90245	(11)	S + 3.50%	N/A	8/9/2030		2,000	2,013	2,007	0.67%
Auxey Bidco Ltd.	60 Londal Wall 2nd Floor London, England EC2M 5TQ	(8)(12)(13)	S + 6.00%	10.67%	6/29/2027		7,910	7,812	7,722	2.57%
Evertec Group, LLC	PR-176 KM 1.3 San Juan, PR 00926	(8)(11)(13)	S + 2.75%	N/A	10/30/2030		2,000	2,033	2,028	0.68%
Focus Financial Partners, LLC	875 3rd Avenue 28th Floor New York, NY 10022		S + 3.25%	7.61%	9/15/2031		1,806	1,802	1,825	0.61%
Focus Financial Partners, LLC	875 3rd Avenue 28th Floor New York, NY 10022	(7)	S + 3.25%	1.63%	9/15/2031		—	—	2	0.00%

Portfolio company (1)(2)(3)	Address	Footnotes	Reference Rate and Spread	Interest Rate (4)	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (5)	Cost (6)	Fair Value	% of Net Asset
GTCR Everest Borrower LLC	300 North LaSalle Street Suite 5600 Chicago, IL 60654	(12)	S + 2.75%	7.08%	9/5/2031		3,000	2,989	3,016	1.00%
Paint Intermediate III LLC	20917 63rd Avenue West Lynnwood, WA 98036		S + 3.00%	7.52%	10/9/2031		2,000	1,990	2,014	0.67%
Priority Holdings LLC	5794 Bird Road Suite 210 Miami, FL 33155		S + 4.75%	9.11%	5/16/2031		4,975	4,971	4,992	1.66%
Ryan Specialty Group, LLC	155 North Wacler Drive Suite 4000 Chicago, IL 60606	(12)	S + 2.25%	6.61%	9/15/2031		2,000	1,995	2,010	0.67%
Sagebrush Buyer, LLC	550 North Golden Circle Drive Suite A Santa Ana, CA 92705	(8)(12)	S + 5.00%	9.36%	7/1/2030		10,074	9,935	9,922	3.30%
Sagebrush Buyer, LLC	550 North Golden Circle Drive Suite A Santa Ana, CA 92705	(7)(8)(9)	S + 5.25%	0.50%	7/1/2030		—	(17)	(19)	-0.01%
TouchTunes	730 Third Avenue 21st Floor New York, NY 10017	(12)	S + 4.75%	9.08%	4/2/2029		3,465	3,465	3,480	1.16%
XPT Partners, LLC	4965 Preston Park Boulevard Suite 650 Plano, TX 75240	(8)(12)	S + 5.50%	10.24%	9/13/2028		5,128	5,053	5,051	1.68%
XPT Partners, LLC	4965 Preston Park Boulevard Suite 650 Plano, TX 75240	(7)(8)(10)	S + 5.50%	1.00%	9/13/2028		—	(9)	(18)	-0.01%
XPT Partners, LLC	4965 Preston Park Boulevard Suite 650 Plano, TX 75240	(7)(8)(9)	S + 5.50%	0.50%	9/13/2028		—	(4)	(4)	0.00%

								52,403	52,495	17.48%
Food Products
Aspire Bakeries Holdings LLC	6701 Center Drive West Suite 850 Los Angeles, CA 90045	(8)(12)	S + 4.25%	8.61%	12/23/2030		2,992	2,978	3,026	1.01%
Golden State Foods Corp	18301 Von Karman Avenue Suite 1100 Irvine, CA 92612	(12)	S + 4.00%	8.77%	12/4/2031		3,429	3,403	3,463	1.15%

Portfolio company (1)(2)(3)	Address	Footnotes	Reference Rate and Spread	Interest Rate (4)	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (5)	Cost (6)	Fair Value	% of Net Asset
Primary Products Finance LLC	1209 Orange Street Wilmington, DE 19808	(11)	S + 3.25%	N/A	4/1/2029		1,995	1,995	2,003	0.67%

								8,376	8,492	2.83%
Ground Transportation
First Student Bidco Inc.	487 Industrial Drive Naperville, IL 60563	(12)	S + 2.50%	6.89%	7/21/2028		3,990	3,990	4,002	1.33%
Kenan Advantage Group, Inc.	4366 Mount Pleasant Street NW North Canton, OH 44720	(11)(12)	S + 3.25%	7.61%	1/25/2029		4,982	4,981	5,020	1.67%
UPC Financing Partnership	Boeing Avenue 53 1119 PE Schiphol-Rijk, Netherlands	(12)	S + 2.93%	7.44%	1/31/2029		3,042	3,043	3,062	1.02%

								12,014	12,084	4.02%
Health Care Equipment & Supplies
Journey Personal Care	Duo, Level 6, 280 Bishopgate London, England EC2M 4RB	(12)	S + 3.75%	8.11%	3/1/2028		4,961	4,948	4,972	1.65%
Prescott’s Inc.	18940 Microscope Way Monument, CO 80132	(8)(12)	S + 5.00%	9.32%	12/30/2030		5,078	5,021	5,021	1.67%
Prescott’s Inc.	18940 Microscope Way Monument, CO 80132	(7)(8)	S + 5.00%	0.75%	12/30/2030		—	(13)	(40)	-0.01%
Prescott’s Inc.	18940 Microscope Way Monument, CO 80132	(7)(8)(9)	S + 5.00%	0.50%	12/30/2030		—	(10)	(10)	0.00%

								9,946	9,943	3.31%
Health Care Providers & Services
Crisis Prevention Institute, Inc.	10850 West Park Place Suite 250 Milwaukee, WI 53224	(8)(12)	S + 4.00%	8.39%	4/9/2031		3,000	2,985	3,019	1.01%
Dermatology Intermediate Holdings III, Inc	1209 Orange Street Wilmington, DE 19801		S + 5.50%	10.09%	3/30/2029		3,474	3,439	3,416	1.14%
Dermatology Intermediate Holdings III, Inc	1209 Orange Street Wilmington, DE 19801	(12)	S + 4.25%	8.84%	3/30/2029		4,962	4,870	4,800	1.60%

Portfolio company (1)(2)(3)	Address	Footnotes	Reference Rate and Spread	Interest Rate (4)	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (5)	Cost (6)	Fair Value	% of Net Asset
Elevate HD Parent, Inc.	100 Crossing Blvd. Suite 300 Framingham, MA 01702	(8)(12)	S + 6.00%	10.46%	8/20/2029		988	973	988	0.33%
Elevate HD Parent, Inc.	100 Crossing Blvd. Suite 300 Framingham, MA 01702	(8)(10)	S + 6.00%	10.46%	8/20/2029		23	23	23	0.01%
Elevate HD Parent, Inc.	100 Crossing Blvd. Suite 300 Framingham, MA 01702	(7)(8)(10)	S + 6.00%	10.46%	8/20/2029		52	49	52	0.02%
Elevate HD Parent, Inc.	100 Crossing Blvd. Suite 300 Framingham, MA 01702	(7)(8)(9)	S + 6.00%	0.50%	8/20/2029		—	(3)	—	0.00%
First Steps Recovery Acquisition, LLC	2121 Herndon Avenue Clovis, CA 93611	(8)(12)	S + 6.25%	10.61%	3/29/2030		4,788	4,725	4,692	1.55%
First Steps Recovery Acquisition, LLC	2121 Herndon Avenue Clovis, CA 93611	(7)(8)(10)	S + 6.25%	1.00%	3/29/2030		—	(5)	(23)	-0.01%
First Steps Recovery Acquisition, LLC	2121 Herndon Avenue Clovis, CA 93611	(7)(8)(9)	S + 6.25%	10.58%	3/29/2030		551	536	528	0.17%
Gen4 Dental Partners Opco, LLC	222 South Mill Avenue Suite 800 Tempe, AZ 85281	(8)(12)	S + 5.75%	10.56%	5/13/2030		6,965	6,840	6,756	2.25%
Gen4 Dental Partners Opco, LLC	222 South Mill Avenue Suite 800 Tempe, AZ 85281	(7)(8)(10)	S + 5.75%	1.00%	5/13/2030		—	(21)	(70)	-0.02%
Gen4 Dental Partners Opco, LLC	222 South Mill Avenue Suite 800 Tempe, AZ 85281	(7)(8)(9)	S + 5.75%	0.50%	5/13/2030		—	(8)	(14)	0.00%
Housework Holdings	500 Unicorn Park Dr. Suite 105 Woburn, MA 01801	(8)(12)	S + 5.25%	9.76%	12/15/2028		2,518	2,502	2,518	0.84%
Housework Holdings	500 Unicorn Park Dr. Suite 105 Woburn, MA 01801	(8)(12)	S + 5.25%	9.76%	12/15/2028		1,099	1,080	1,099	0.36%
Housework Holdings	500 Unicorn Park Dr. Suite 105 Woburn, MA 01801	(7)(8)(10)	S + 5.50%	9.76%	12/15/2028		97	89	97	0.03%

Portfolio company (1)(2)(3)	Address	Footnotes	Reference Rate and Spread	Interest Rate (4)	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (5)	Cost (6)	Fair Value	% of Net Asset
Housework Holdings	500 Unicorn Park Dr. Suite 105 Woburn, MA 01801	(7)(8)(10)	S + 5.25%	1.00%	12/15/2028		—	(4)	—	0.00%
Housework Holdings	500 Unicorn Park Dr. Suite 105 Woburn, MA 01801	(7)(8)(9)	S + 5.25%	5.25%	12/15/2028		25	21	25	0.01%
In Vitro Sciences, LLC	400 Capital Boulevard Suite 102 Rocky Hill, CT 06067	(8)(12)	S + 6.50%	10.47%	2/28/2029		8,743	8,634	8,437	2.81%
In Vitro Sciences, LLC	400 Capital Boulevard Suite 102 Rocky Hill, CT 06067	(7)(8)(10)	S + 6.50%	10.47%	2/28/2029		2,234	2,224	2,155	0.72%
In Vitro Sciences, LLC	400 Capital Boulevard Suite 102 Rocky Hill, CT 06067	(7)(8)(9)	S + 6.00%	0.50%	2/28/2029		—	(7)	(20)	-0.01%
Medrina, LLC	19813 Enadia Way Winnetka, CA 91306	(8)(12)	S + 6.00%	10.44%	10/20/2029		7,285	7,176	7,285	2.43%
Medrina, LLC	19813 Enadia Way Winnetka, CA 91306	(7)(8)(10)	S + 6.00%	1.00%	10/20/2029		—	(8)	—	0.00%
Medrina, LLC	19813 Enadia Way Winnetka, CA 91306	(7)(8)(9)	S + 6.25%	0.50%	10/20/2029		—	(17)	—	0.00%
Monarch Behavioral Therapy, LLC	10789 Bradford Road Suite 150 Littleton, CO 80127	(8)(12)	S + 5.00%	9.36%	6/6/2030		9,139	9,015	9,071	3.02%
Monarch Behavioral Therapy, LLC	10789 Bradford Road Suite 150 Littleton, CO 80127	(7)(8)(10)	S + 5.00%	9.45%	6/6/2030		588	580	575	0.19%
Monarch Behavioral Therapy, LLC	10789 Bradford Road Suite 150 Littleton, CO 80127	(7)(8)(9)	S + 5.00%	9.34%	6/6/2030		56	41	47	0.02%
Neon Maple US Debt Mergersub Inc.	Prudential Tower 800 Boylston Street Boston, MA 02199	(11)	S + 3.00%	N/A	11/17/2031		3,000	2,996	3,010	1.00%
NSM Top Holdings Corp	320 Premier Court Franklin, TN 37067	(12)	S + 5.25%	9.68%	5/14/2029		4,987	4,975	5,050	1.68%
Physician Partners, LLC	601 S. Harbour Island Blvd. Suite 213 Tampa, FL 33602	(8)(12)	S + 5.50%	10.09%	12/22/2028		4,950	4,275	2,351	0.78%

Portfolio company (1)(2)(3)	Address	Footnotes	Reference Rate and Spread	Interest Rate (4)	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (5)	Cost (6)	Fair Value	% of Net Asset
RMBUS Holdco Inc.	13221 Woodland Park Rd., Suite 420 Herndon, VA 20171	(8)(12)	S + 6.50%	11.74%	1/8/2029		5,603	5,527	5,603	1.87%
RMBUS Holdco Inc.	13221 Woodland Park Rd., Suite 420 Herndon, VA 20171	(7)(8)(10)	S + 6.50%	1.00%	1/8/2029		—	(14)	—	0.00%
RMBUS Holdco Inc.	13221 Woodland Park Rd., Suite 420 Herndon, VA 20171	(7)(8)(9)	S + 6.50%	0.50%	1/8/2029		—	(14)	—	0.00%
Southern Veterinary Partners, LLC	2204 Lakeshore Drive Suite 325 Birmingham, AL 35209		S + 3.25%	7.71%	12/4/2031		2,000	1,990	2,017	0.67%
US Fertility Enterprises, LLC	9600 Blackwell Road Suite 500 Rockville, MD 20850	(12)	S + 4.50%	8.78%	10/11/2031		2,137	2,116	2,159	0.72%
US Fertility Enterprises, LLC	9600 Blackwell Road Suite 500 Rockville, MD 20850	(7)(8)(12)	S + 4.50%	2.25%	10/11/2031		—	(1)	1	0.00%

								77,579	75,647	25.19%
Health Care Technology
Greenway Health, LLC	4301 West Boy Scout Boulevard Suite 800 Tampa, Florida 33607	(8)(12)	S + 6.75%	11.08%	4/1/2029		9,685	9,451	9,685	3.22%
Visante Acquisition, LLC	4 Star Point Suite 202 Stanford, CT 06902	(8)(12)	S + 5.75%	10.34%	1/31/2030		8,397	8,291	8,397	2.80%
Visante Acquisition, LLC	4 Star Point Suite 202 Stanford, CT 06902	(7)(8)(9)	S + 5.75%	0.50%	1/31/2030		—	(12)	—	0.00%

								17,730	18,082	6.02%
Hotels, Restaurants & Leisure
Caesars Entertainment, Inc.	100 West Liberty Street 12th Floor Reno, NV 89501	(11)(13)	S + 2.25%	N/A	2/6/2030		1,741	1,758	1,744	0.58%
Catawba Nation Gaming Authority	996 Avenue of the Nations Rock Hill, SC 29730	(11)	S + 4.75%	N/A	12/13/2031		10,000	9,950	10,044	3.34%

								11,708	11,788	3.92%

Portfolio company (1)(2)(3)	Address	Footnotes	Reference Rate and Spread	Interest Rate (4)	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (5)	Cost (6)	Fair Value	% of Net Asset
Household Durables
Air Conditioning Specialist, Inc.	4855 Technology Way Suite 702 Boca Raton, FL 33431	(8)	S + 5.50%	9.99%	11/19/2029		5,023	4,961	4,998	1.66%
Air Conditioning Specialist, Inc.	4855 Technology Way Suite 702 Boca Raton, FL 33431	(7)(8)(10)	S + 5.50%	10.01%	11/19/2029		1,745	1,692	1,727	0.58%
Air Conditioning Specialist, Inc.	4855 Technology Way Suite 702 Boca Raton, FL 33431	(7)(8)(9)	S + 5.50%	0.50%	11/19/2029		—	(12)	(4)	0.00%
Dorel Industries Inc.	1255 Greene Avenue Suite 300 Westmount, Quebec Canada H3Z 2A4	(8)(12)(13)	S + 8.30%	12.80%	12/8/2026		5,810	5,749	5,810	1.93%

								12,390	12,531	4.17%
Insurance
Acrisure, LLC	100 Ottawa Avenue SW Grand Rapids, MI 49503	(12)	S + 3.00%	7.36%	11/6/2030		2,992	2,991	3,001	1.00%
Amynta Agency Borrower Inc.	909 3rd Avenue 33rd Floor New York, NY 10022		S + 3.00%	7.34%	12/29/2031		2,993	2,992	2,996	1.00%
Community Based Care Acquisition, Inc.	2020 K St NW Suite 720 Washington, DC 20006	(7)(8)(10)	S + 5.50%	9.93%	9/30/2027		1,628	1,570	1,628	0.54%
Howden Group Holdings Ltd	One Creechurch Place London, England EC3A 5AF	(12)(13)	S + 3.00%	7.36%	2/15/2031		4,987	4,987	5,028	1.67%
OEG Borrower LLC	251 Little Falls Drive Wilmington, DE 19808	(8)(12)	S + 3.50%	7.85%	6/30/2031		2,993	2,986	3,000	1.00%
PEX Holdings LLC	462 7th Avenue 21st Floor New York, NY 10018	(8)(12)	S + 2.75%	7.08%	11/26/2031		3,000	2,993	3,019	1.01%
The Mutual Group, LLC	200 Clarendon Street Boston, MA 02116	(8)(12)	S + 5.25%	9.58%	1/31/2030		9,667	9,544	9,522	3.17%
The Mutual Group, LLC	200 Clarendon Street Boston, MA 02116	(7)(8)(9)	S + 5.50%	0.50%	1/31/2030		—	(16)	(19)	-0.01%

Portfolio company (1)(2)(3)	Address	Footnotes	Reference Rate and Spread	Interest Rate (4)	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (5)	Cost (6)	Fair Value	% of Net Asset
Truist Insurance Holdings, LLC	214 N Tryon Street Charlotte, NC 28202	(12)	S + 2.75%	7.08%	5/6/2031		1,379	1,376	1,385	0.46%

								29,423	29,560	9.84%
IT Services
Asurion, LLC	248 Grassmere Park Suite 300 Nashville, TN 37211	(12)	S + 4.00%	8.46%	8/19/2028		4,949	4,939	4,943	1.65%
Ensono, Inc.	3333 Finley Road Downers Grove, IL 60515	(11)	S + 4.00%	N/A	5/26/2028		1,995	1,990	1,997	0.66%
Rackspace Technology Global Inc	19122 US Highway 281N Suite 128 San Antonio, TX 78258	(12)	S + 6.25%	10.85%	5/15/2028		1,995	2,018	2,071	0.69%

								8,947	9,011	3.00%
Machinery
ASP Acuren Merger Sub Inc.	14434 Medical Complex Drive Suite 100 Tomball, TX 77377		S + 3.50%	7.86%	7/30/2031		2,993	2,992	3,021	1.01%
CPM Holdings, Inc.	4050 Leversee Road Waterloo, IA 50703	(12)	S + 4.50%	9.05%	9/28/2028		4,962	4,986	4,825	1.61%
Crown Equipment Corporation	44 South Washington Street New Bremen, OH 45869	(12)	S + 2.50%	6.94%	10/10/2031		2,000	1,990	2,016	0.67%
Goat Holdco LLC	35 Wilkinson Street Sheffield, England S10 2GB	(11)	S + 3.00%	N/A	12/10/2031		2,000	1,995	2,004	0.66%
Madison iAQ LLC	444 West Lake Street Suite 4400 Chicago, IL 60606	(12)	S + 2.75%	7.89%	6/21/2028		3,969	3,982	3,988	1.33%
Mid-State Machine and Fabricating Corporation	2730 Mine & Mill Road Lakeland, FL 33801	(8)(12)	S + 5.50%	9.86%	6/21/2029		8,793	8,675	8,727	2.90%
Mid-State Machine and Fabricating Corporation	2730 Mine & Mill Road Lakeland, FL 33801	(7)(8)(9)	S + 5.50%	0.50%	6/21/2029		—	(26)	(14)	0.00%
Nvent Thermal LLC	899 Broadway Street Redwood City, CA 94063	(11)	S + 3.50%	N/A	9/12/2031		2,000	1,990	2,024	0.67%

Portfolio company (1)(2)(3)	Address	Footnotes	Reference Rate and Spread	Interest Rate (4)	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (5)	Cost (6)	Fair Value	% of Net Asset
Project Castle, Inc.	27 Knightsbridge London, England SW1X 7LY		S + 5.50%	9.76%	6/1/2029		3,970	3,644	3,482	1.16%
SPX Flow, Inc.	13320 Ballantyne Corporate Place Charlotte, NC 28277	(12)	S + 3.00%	7.36%	4/5/2029		3,000	3,018	3,029	1.01%
Vertical Midco	788 Cir 75 Pkwy SE Suite 500 Atlanta, GA 30339	(12)(13)	S + 3.50%	8.59%	4/30/2030		3,960	3,951	3,994	1.33%

								37,197	37,096	12.35%
Media
ABG Intermediate Holdings 2 LLC	251 Littlefalls Drive Wilmington, DE 19808	(11)(12)	S + 2.25%	6.59%	12/21/2028		2,743	2,743	2,757	0.92%
Cengage Learning, Inc.	200 Pier 4 Boulevard Suite 400 Boston, MA 02210	(12)	S + 3.50%	8.01%	3/24/2031		2,985	2,956	3,004	1.00%
MH Sub I, LLC	909 N Pacific Coast Hwy #11 El Segundo, CA 90245	(12)	S + 4.25%	8.61%	5/3/2028		2,382	2,362	2,386	0.79%

								8,061	8,147	2.71%
Metals & Mining
Minerals Technologies Inc.	622 Third Avenue 38th Floor New York, NY 10017	(8)(11)(13)	S + 2.00%	N/A	11/21/2031		2,000	2,012	2,010	0.67%

								2,012	2,010	0.67%
Oil, Gas & Consumable Fuels
Liquid Tech Solutions Holdings, LLC	74 Maple Street Stoughton, MA 02072	(8)(11)	S + 3.75%	N/A	3/20/2028		1,000	1,000	1,003	0.33%

								1,000	1,003	0.33%
Passenger Airlines
AAdvantage Loyalty IP Ltd.	1840 N. Greenville Avenue Suite 128 Richardson, TX 75081		S + 4.75%	9.63%	4/20/2028		2,000	2,065	2,057	0.69%
United AirLines, Inc.	233 S. Wacker Drive Chicago, IL 60606	(12)(13)	S + 2.00%	6.57%	2/22/2031		3,332	3,315	3,347	1.11%

								5,380	5,404	1.80%

Portfolio company (1)(2)(3)	Address	Footnotes	Reference Rate and Spread	Interest Rate (4)	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (5)	Cost (6)	Fair Value	% of Net Asset
Personal Care Products
KDC/ONE Development Corporation, Inc.	375 Boul Roland-Therrien Suite 210 Longueuil, Quebec Canada J4H 4A6	(11)	S + 4.00%	N/A	8/15/2028		2,000	2,000	2,016	0.67%

								2,000	2,016	0.67%
Pharmaceuticals
Alvogen Pharma US, Inc.	44 Whippany Road Suite 300 Morristown, NJ 07960		S + 8.50%	11.96%	6/30/2025		4,927	4,851	4,699	1.56%
Amneal Pharmaceuticals LLC	400 Crossing Boulevard 3rd Floor Bridgewater, NJ 08807	(12)	S + 5.50%	9.86%	5/4/2028		3,925	3,941	4,044	1.34%
Syner-G Intermediate Holdings, LLC	100 Pennsylvanie Avenue Suite 310 Framingham, MA 01701	(8)(12)	S + 5.00%	9.35%	9/17/2030		10,379	10,268	10,262	3.42%
Syner-G Intermediate Holdings, LLC	100 Pennsylvanie Avenue Suite 310 Framingham, MA 01701	(7)(8)(9)	S + 5.00%	0.50%	9/17/2030		—	(12)	(13)	0.00%

								19,048	18,992	6.32%
Professional Services
Case Works, LLC	5501 A Balcones Drive Suite 154 Austin, TX 78731	(8)(12)	S + 5.25%	9.58%	10/1/2029		5,039	4,976	4,972	1.66%
Case Works, LLC	5501 A Balcones Drive Suite 154 Austin, TX 78731	(7)(8)(10)	S + 5.25%	9.65%	10/1/2029		483	480	473	0.16%
Case Works, LLC	5501 A Balcones Drive Suite 154 Austin, TX 78731	(7)(8)(9)	S + 5.25%	9.65%	10/1/2029		241	234	233	0.08%
CP Iris Holco I, Inc.	375 Park Avenue 11th Floor New York, NY 10152	(12)	S + 3.50%	7.86%	10/2/2028		3,969	3,974	3,997	1.33%
Dun & Bradstreet Corporation	5335 Gate Parkway Jacksonville, FL 32256	(11)	S + 2.25%	N/A	1/18/2029		1,995	2,005	1,999	0.66%
Eisner Advisory Group LLC	733 3rd Avenue New York, NY 10017		S + 4.00%	8.36%	2/28/2031		2,992	3,018	3,030	1.01%

Portfolio company (1)(2)(3)	Address	Footnotes	Reference Rate and Spread	Interest Rate (4)	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (5)	Cost (6)	Fair Value	% of Net Asset
Grant Thornton LLP/Chicago	171 North Clark Street Suite 200 Chicago, IL 60601	(12)	S + 3.25%	7.82%	6/2/2031		4,988	5,028	4,995	1.66%
Nielsen Consumer, Inc.	675 Avenue of the Americas New York, NY 10010	(8)(12)	S + 4.75%	9.11%	3/6/2028		4,988	4,977	5,037	1.68%
SR Landscaping, LLC	5100 W. Kennedy Blvd. Suite 325 Tampa, FL 33609	(8)(12)	S + 6.25%	10.90%	10/30/2029		5,350	5,285	5,337	1.78%
SR Landscaping, LLC	5100 W. Kennedy Blvd. Suite 325 Tampa, FL 33609	(7)(8)(10)	S + 6.25%	10.90%	10/30/2029		592	567	587	0.19%
SR Landscaping, LLC	5100 W. Kennedy Blvd. Suite 325 Tampa, FL 33609	(8)(12)	S + 6.25%	10.90%	10/30/2029		1,777	1,770	1,772	0.59%
SR Landscaping, LLC	5100 W. Kennedy Blvd. Suite 325 Tampa, FL 33609	(7)(8)(9)	S + 6.25%	10.92%	10/30/2029		312	301	309	0.10%
Strategy Corps, LLC	100 Westwood Place Suite 400 Brentwood, TN 37027	(8)(12)	S + 5.25%	9.61%	6/28/2030		6,312	6,236	6,249	2.08%
Strategy Corps, LLC	100 Westwood Place Suite 400 Brentwood, TN 37027	(7)(8)(10)	S + 5.25%	1.00%	6/28/2030		—	(10)	(33)	-0.01%
Strategy Corps, LLC	100 Westwood Place Suite 400 Brentwood, TN 37027	(7)(8)(9)	S + 5.25%	0.50%	6/28/2030		—	(20)	(16)	-0.01%
Teneo Holdings LLC	280 Park Ave 4th Floor New York, NY 10017	(12)	S + 4.75%	9.11%	3/13/2031		2,978	2,951	3,009	1.00%
Tri Scapes, LLC	220 Curie Drive Alpharetta, GA 30005	(8)(12)	S + 5.50%	10.16%	7/12/2030		4,965	4,897	4,891	1.63%
Tri Scapes, LLC	220 Curie Drive Alpharetta, GA 30005	(7)(8)(10)	S + 5.50%	1.00%	7/12/2030		—	(33)	(36)	-0.01%
Tri Scapes, LLC	220 Curie Drive Alpharetta, GA 30005	(7)(8)(9)	S + 5.50%	0.50%	7/12/2030		—	(16)	(18)	-0.01%

Portfolio company (1)(2)(3)	Address	Footnotes	Reference Rate and Spread	Interest Rate (4)	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (5)	Cost (6)	Fair Value	% of Net Asset
Unified Patents, LLC	4445 Willard Avenue Suite 600 Chevy Chase, MD 20815	(8)(12)	S + 5.00%	9.28%	12/23/2027		11,441	11,356	11,355	3.78%
Unified Patents, LLC	4445 Willard Avenue Suite 600 Chevy Chase, MD 20815	(7)(8)(9)	S + 5.00%	0.50%	12/23/2027		—	(9)	(10)	0.00%
Zenith American Solutions, Inc.	302 Knights Run Avenue Suite 1100 Tampa, FL 33602	(8)(12)	S + 5.50%	9.83%	7/11/2029		9,975	9,840	9,825	3.27%
Zenith American Solutions, Inc.	302 Knights Run Avenue Suite 1100 Tampa, FL 33602	(7)(8)(9)	S + 5.50%	5.50%	7/11/2029		604	588	586	0.20%

								68,395	68,543	22.82%
Real Estate Management & Development
841 Prudential MOB LLC	841 Prudential Drive Suite 200 Jacksonville, FL 32207	(8)	S + 6.50%	11.03%	10/9/2027		13,773	13,582	13,566	4.51%
841 Prudential MOB LLC	841 Prudential Drive Suite 200 Jacksonville, FL 32207	(7)(8)(10)	S + 6.50%	0.00%	10/9/2027		—	(3)	(11)	0.00%

								13,579	13,555	4.51%
Software
AQA Acquisition Holding, Inc	450 Artisan Way Suite 400 Somerville, MA 02145		S + 4.00%	8.55%	3/3/2028		1,000	998	1,010	0.34%
Argano, LLC	3100 West Plano Parkway Suite 1800 Plano, TX 75093	(8)(12)	S + 5.75%	10.15%	9/13/2029		9,541	9,362	9,350	3.11%
Argano, LLC	3100 West Plano Parkway Suite 1800 Plano, TX 75093	(7)(8)(10)	S + 5.75%	1.00%	9/13/2029		—	(20)	(42)	-0.01%
Argano, LLC	3100 West Plano Parkway Suite 1800 Plano, TX 75093	(7)(8)(9)	S + 5.75%	0.50%	9/13/2029		—	(7)	(7)	0.00%
Boxer Parent Company Inc.	2103 Citywest Boulevard Houston, TX 77042	(12)	S + 3.75%	8.34%	7/30/2031		5,000	4,994	5,047	1.68%

Portfolio company (1)(2)(3)	Address	Footnotes	Reference Rate and Spread	Interest Rate (4)	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (5)	Cost (6)	Fair Value	% of Net Asset
CDK Global, Inc.	11809 Domain Drive Austin, TX 78758	(11)	S + 3.25%	N/A	7/6/2029		1,995	1,985	1,971	0.66%
Cloud Software Group, Inc.	851 West Cypress Creek Road Fort Lauderdale, FL 33309	(12)	S + 3.50%	7.83%	3/30/2029		2,964	2,960	2,976	0.99%
Cloudera, Inc.	5470 Great America Parkway Santa Clara, CA 95054	(12)	S + 3.75%	8.21%	10/8/2028		4,719	4,715	4,716	1.57%
CMI Marketing, Inc	200 West 22nd Street Suite 255 Lombard, IL 60148		S + 4.25%	8.72%	3/23/2028		1,995	1,990	1,985	0.66%
Condor Merger Sub, Inc.	320 Park Avenue 28th Floor New York, NY 10022	(12)	S + 3.00%	7.37%	3/1/2029		2,674	2,674	2,679	0.89%
Dragon Buyer Inc.	9 West 57th Street 32nd Floor New York, NY 10019	(12)	S + 3.25%	7.58%	9/30/2031		2,000	1,990	2,007	0.67%
Enverus Holdings, Inc.	2901 Via Fortuna Suite 100 Austin, TX 78746	(8)	S + 5.50%	9.86%	12/24/2029		3,819	3,772	3,819	1.27%
Enverus Holdings, Inc.	2901 Via Fortuna Suite 100 Austin, TX 78746	(7)(8)(10)	S + 5.50%	1.00%	12/24/2029		—	(1)	—	0.00%
Enverus Holdings, Inc.	2901 Via Fortuna Suite 100 Austin, TX 78746	(7)(8)(9)	S + 5.50%	9.86%	12/24/2029		9	5	—	0.00%
Flash Charm, Inc.	10801 North Mopac Expressway Austin, TX 78759		S + 3.50%	8.07%	3/2/2028		1,995	1,980	1,963	0.65%
ISolved, Inc.	11215 North Community House Road Suite 800 Charlotte, NC 28277		S + 3.25%	7.61%	10/15/2030		1,995	2,025	2,021	0.67%
Mitchell International, Inc.	9771 Clairemont Mesa Boulevard Suite A San Diego, CA 92124		S + 3.25%	7.61%	6/17/2031		1,995	1,978	1,999	0.66%
Modena Buyer LLC	40001 Kennett Pike Suite 302 Wilmington, DE 19807	(12)	S + 4.50%	8.86%	7/1/2031		5,000	4,907	4,855	1.62%

Portfolio company (1)(2)(3)	Address	Footnotes	Reference Rate and Spread	Interest Rate (4)	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (5)	Cost (6)	Fair Value	% of Net Asset
Project Alpha Intermediate Holdings, Inc.	150 North Radnor Chester Road Suite E120 Radnor, PA 19087	(11)	S + 3.25%	N/A	10/26/2030		1,995	2,015	2,010	0.67%
Rocket Software, Inc.	77 4th Avenue Waltham, MA 02451	(12)	S + 4.25%	8.61%	11/28/2028		3,970	3,936	4,004	1.33%
VS Buyer LLC	2101 Richmond Road Suite 1 Beachwood, OH 44122	(12)	S + 2.75%	7.12%	4/12/2031		3,990	3,980	4,025	1.34%
WatchGuard Technologies, Inc.	255 South King Street Suite 1100 Seattle, WA 98104	(12)	S + 5.25%	9.61%	7/2/2029		3,980	3,966	3,952	1.32%
Zuora	101 Redwood Shores Parkway Redwood City, CA 94065	(8)(11)	S + 3.50%	N/A	12/15/2031		1,000	995	998	0.33%

								61,199	61,338	20.42%
Specialty Retail
Apro LLC	4130 Cover Street Long Beach, CA 90808	(12)	S + 3.75%	8.27%	7/9/2031		1,995	1,990	2,017	0.67%
BW Gas & Convenience Holdings, LLC	2301 Eagle Parkway Suite 100 Fort Worth, TX 76177	(12)	S + 3.50%	7.97%	3/31/2028		3,969	3,965	3,997	1.33%
LS Group Opco Acquisition LLC	P.O. Box 5350 Bend, OR 97708	(12)	S + 3.00%	7.36%	4/23/2031		3,980	3,980	4,005	1.34%
Sweetwater Borrower LLC	5501 U.S. Hwy 30 W Fort Wayne, IN 46818	(8)(12)	S + 4.25%	8.72%	8/7/2028		2,133	2,120	2,147	0.72%
Xcel Brands, Inc.	475 Tenth Avenue 4th Floor New York, NY 10018	(8)(12)(13)	S + 8.50%	12.83%	12/12/2028		1,317	1,257	1,287	0.43%
Xcel Brands, Inc.	475 Tenth Avenue 4th Floor New York, NY 10018	(7)(8)(12)(13)	S + 8.50%	12.89%	12/12/2028		—	(15)	(15)	0.00%

								13,297	13,438	4.49%
Textiles, Apparel, & Luxury Goods
Protective Industrial Products Inc	25 British American Boulevard Latham, NY 12110	(12)	S + 4.00%	8.47%	12/29/2027		4,974	4,965	4,979	1.66%

Portfolio company (1)(2)(3)	Address	Footnotes	Reference Rate and Spread	Interest Rate (4)	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (5)	Cost (6)	Fair Value	% of Net Asset
Rachel Zoe, Inc.	700 North San Vicente Boulevard 8th Floor West Hollywood, CA 90069	(8)(12)	S + 7.66%	11.99%	10/13/2026		140	138	140	0.14%
Rachel Zoe, Inc.	700 North San Vicente Boulevard 8th Floor West Hollywood, CA 90069	(8)(12)	S + 7.66%	12.02%	10/13/2026		430	426	430	0.05%
TR Apparel, LLC	609 Greenwich Street New York, NY 10014	(8)(12)	S + 9.00%	13.55%	6/21/2027		1,284	1,266	1,284	0.43%

								6,795	6,833	2.28%
Trading Companies & Distributors
DXP Enterprises, Inc.	5301 Hollister Street Houston, TX 77040	(12)(13)	S + 3.75%	8.11%	10/11/2030		1,481	1,490	1,502	0.51%
Johnstone Supply, LLC	11632 Northeast Ainsworth Circle Portland, OR 97220	(12)	S + 2.50%	6.88%	6/9/2031		4,988	5,025	5,010	1.67%
Verde Purchaser, LLC	375 Park Avenue 18th Floor New York, NY 10152	(11)	S + 0.00%	N/A	11/30/2030		2,992	2,978	3,006	1.00%
White Cap Buyer, LLC	6250 Brook Hollow Parkway Suite 100 Norcross, GA 30071	(12)	S + 3.25%	7.61%	10/19/2029		5,000	4,981	5,016	1.67%

								14,474	14,534	4.85%
Wireless Telecommunication Services
CCI Buyer, Inc.	300 North LaSalle Drive Chicago, IL 60654	(12)	S + 4.00%	8.33%	12/17/2027		3,969	3,965	3,978	1.32%

								3,965	3,978	1.32%

Total First Lien Debt—non-controlled/non-affiliated								653,670	653,893	217.73%

Warrant—non-controlled/non-affiliated
Specialty Retail
Xcel Brands, Inc.	475 Tenth Avenue 4th Floor New York, NY 10018	(8)(13)					77	31	32	0.00%

								31	32	0.00%

Total Warrants—non-controlled/non-affiliated								31	32	0.00%

Total Investment Portfolio								653,701	653,925	217.73%

(1)	Security may be an obligation of one or more entities affiliated with the named portfolio company.
(2)	All debt investments are income producing unless otherwise noted. All equity and warrant investments are non-income producing unless otherwise noted.
(3)
All investments are
non-controlled/non-affiliated
investments as defined by the Investment Company Act of 1940, as amended (the “1940 Act”). The provisions of the 1940 Act classify investments based on the level of control that we maintain in a particular portfolio company. As defined in the 1940 Act, a company is generally presumed to be
“non-controlled”
when we own 25% or less of the portfolio company’s voting securities and “controlled” when we own more than 25% of the portfolio company’s voting securities. The provisions of the 1940 Act also classify investments further based on the level of ownership that we maintain in a particular portfolio company. As defined in the 1940 Act, a company is generally deemed as
“non-affiliated”
when we own less than 5% of a portfolio company’s voting securities and “affiliated” when we own 5% or more of a portfolio company’s voting securities.

(4)
Variable rate loans to the portfolio companies bear interest at a rate that is determined by reference to SOFR (denoted as “S”) which generally resets periodically. For each loan, the Company has indicated the reference rate used and provided the spread and the interest rate in effect as of December 31, 2024. For portfolio companies with multiple interest rate contracts under a single credit agreement, the interest rate shown is a weighted average current interest rate in effect at December 31, 2024. Variable rate loans typically include an interest reference rate floor feature, which the Company has indicated if applicable.

(5)	Unless noted otherwise, the principal amount (par amount) for all debt securities is denominated in U.S. dollars. Equity investments are recorded as number of shares/shares owned.
(6)	The cost represents the original cost adjusted for the amortization of discount and premium, as applicable, and inclusive of any capitalized paid-in-kind income (“PIK”), for debt securities.
(7)
Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion, although the investment may be subject to unused commitment fees. Negative cost and fair value results from unamortized fees, which are capitalized to the investment cost.

(8)
These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by the valuation designee under the oversight of the Board of Trustees (refer to Note 2 and Note 5), pursuant to the Fund’s valuation policy.

(9)	Portfolio company pays 0.5% unfunded commitment fee on revolving loan facility.
(10)	Portfolio company pays 1.0% unfunded commitment fee on delayed draw term loan.
(11)	All or a portion of this position has not yet settled as of December 31, 2024. The Company will not accrue interest until the settlement date at which point SOFR will be established.
(12)	These debt investments were pledged as collateral under the Fund’s Credit Facility as of December 31, 2024 (refer to Note 6, “Borrowings”).
(13)
The investment is not a qualifying asset under Section 55(a) of the 1940 Act. The Company may not acquire any non-qualifying
asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Fund’s total assets. As of December 31, 2024, non-qualifying
assets represented approximately 6.9% of the total assets of the Company.

(14)	Loan was on non-accrual status as of December 31, 2024.
Allocation of Investment Opportunities
General
The Advisers and their affiliates may also manage other funds in the future that may have investment mandates that are similar, in whole or in part, with ours. For example, FEAC may serve as investment adviser to one or more private funds, registered open-end
funds, registered
closed-end
funds, separate managed accounts, BDCs and CLOs. In addition, the Fund’s officers may serve in similar capacities for one or more private funds, registered closed-end
funds and CLOs. FEAC and its affiliates may determine that an investment is appropriate for us and for one or more of those other funds. In such event, depending on the availability of such investment and other appropriate factors, FEAC or its affiliates may determine that the Fund should invest side-by-side
with one or more other funds. The Advisers’ policies are designed to manage and mitigate the conflicts of interest associated with the allocation of investment opportunities if we are able to co-invest,
either pursuant to SEC interpretive positions or the
Co-Investment
Order, with other funds managed by the Advisers and their affiliates.
As a result, the Advisers and/or their affiliates may face conflicts in allocating investment opportunities between us and such other entities. Although the Advisers and their affiliates will endeavor to allocate investment opportunities in a fair and equitable manner and consistent with applicable allocation procedures, it is possible that we may not be given the opportunity to participate in investments made by investment funds managed by the Advisers or their affiliates.
Co-Investment
Relief
The 1940 Act generally prohibits BDCs from making certain negotiated co-investments
with affiliates absent an order from the SEC permitting the BDC to do so. On July 13, 2021, the SEC granted the Advisers the
Co-Investment
Order, which allows us to
co-invest
in portfolio companies with Affiliated Funds and Proprietary Accounts in a manner consistent with the Fund’s investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with the
Co-Investment
Order’s conditions. Pursuant to the
Co-Investment
Order, we are permitted to
co-invest
with Affiliated Funds and/or Proprietary Accounts if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our Independent Trustees make certain conclusions in connection with a co-investment
transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned, and (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objectives and strategies. Pursuant to such
Co-Investment
Order, the Fund’s Board may establish Board Criteria clearly defining co-investment
opportunities in which the Fund will have the opportunity to participate
with one or more FE Fund, and other public or private funds managed by the Advisers that target similar assets. If an investment falls within the Board Criteria, FEAC must offer an opportunity for the FE Funds to participate. A FE Fund may determine to participate or not to participate, depending on whether FEAC determines that the investment is appropriate for the FE Funds (e.g., based on investment strategy). If FEAC determines that such investment is not appropriate for us, the investment will not be allocated to us, but FEAC will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board at the next quarterly board meeting. The Fund, the Advisers and certain Affiliated Funds have applied for an updated form of relief, which offers certain additional benefits for the Fund and its Affiliated Funds and would supersede the current relief if granted by the SEC.

MANAGEMENT OF THE FUND
Board of Trustees
Our business and affairs are managed under the direction of the Board of Trustees. The responsibilities of the Board include, among other things, the oversight of our investment activities, oversight over the valuation of our assets, oversight of our financing arrangements and corporate governance activities. Pursuant to our Declaration of Trust, the Board may modify, by amendment to our Bylaws, the number of members of the Board provided that the number of Trustees will never be less than three (3), except for a period of up to sixty (60) days after the death, removal or resignation of a Trustee pending the election of such Trustee’s successor. Our Board consists of six (6) members, five (5) of whom are not “interested persons” of the Fund or of the Advisers as defined in Section 2(a)(19) of the 1940 Act and are “independent,” as determined by our Board (the “
Independent Trustees
”) in accordance with the standards set forth in Section 2(a)(19) of the 1940 Act. Section 2(a)(19) defines an “interested person” to include, among other things, any person who has, or within the last two years had, a material business or professional relationship with the Fund or the Adviser. We refer to these individuals as our Independent Trustees. In determining independence, the Board reviews and considers such information as it deems appropriate including, among other items, completed Trustee due diligence questionnaires, and may conduct interviews and background checks as appropriate. Our Board elects our executive officers, who serve at the discretion of the Board.
Trustees
Biographical information regarding the Board is set forth below. We have divided the trustees into two groups—Independent Trustees and interested Trustees. Interested Trustees are “interested persons” of the Advisers, as defined in Section 2(a)(19) of the 1940 Act (the “
Interested Trustees
”). Each trustee will hold office until his or her death, resignation, removal or disqualification.

Name, Address (1) , and Age	Position(s) Held with the Fund	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held During Past 5 Years
Independent Trustees
Nancy Hawthorne (born 1951)	Trustee (Chair)	Since March 2023	Founder and Partner, Hawthorne Financial Advisors, LLC (2014-2023)	2	Trustee, First Eagle Global Opportunities Fund; Trustee, First Eagle Credit Opportunities Fund (2020-2022); Chairperson of the Board of First Eagle Alternative Capital BDC, Inc. (2020-March 2023); Director, Avid Technology, Inc. (provider of an open and integrated technology platform); Trustee, Brighthouse Financial (formerly known as the MetLife Funds)

Name, Address (1) , and Age	Position(s) Held with the Fund	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held During Past 5 Years
					(family of mutual funds – 72 funds overseen) (since 2003); Director, CRA International, Inc. (global consulting firm) (2014-2022)

Rajender Chandhok (born 1949)	Trustee	Since March 2023	Vice President, Investments and Trust Administration at Northrop Grumman (aerospace and defense) (2003-2021)	2	Trustee, First Eagle Global Opportunities Fund

Patrick Coyne (born 1963)	Trustee	Since March 2023	Director and Chair of the Investment Committee, The Philadelphia Contributionship (property and casualty insurance company that is a non-listed mutual fund) (since 2022); Consultant, Diffractive Managers Group (private company investing in asset management and insurance) (since 2020); Director, Reinvestment Fund’s mutual fund assets (non-profit community development investment corporation) (since 2017); Founder and Partner, Windy Bay Partners (privately held investment partnership) (since 2016); Formerly, Chair, Archdiocese of	2	Trustee, First Eagle Global Opportunities Fund

Name, Address (1) , and Age	Position(s) Held with the Fund	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held During Past 5 Years
Philadelphia’s Investment Committee (2015-2022); Chair, Barra Foundation’s Investment Committee (charitable organization providing grants to low-income
			communities in the Philadelphia area) (2013-2020)

Stuart George (born 1968)	Trustee	Since March 2023	Director, Helena Devereaux Foundation (non-profit foundation) (since 2023); Treasurer, Board of Directors for Heights Philadelphia (nonprofit organization supporting urban high school and college students) (since 2018); Individual Investor (since 1997); Global Head of Equity Trading, Macquarie Investment Management (1997-2021)	2	Trustee, First Eagle Global Opportunities Fund

Name, Address (1) , and Age	Position(s) Held with the Fund	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held During Past 5 Years
Laurence Smith (born 1958)	Trustee	Since March 2023	Chairman, Chief Investment Officer, and Founding Partner, Third Wave Global Investors (global macro investment advisory) (2004-2021)	2	Trustee, First Eagle Global Opportunities Fund; Director, Horton Point & Amplified Technology Holdings (financial technology) (since 2016); Trustee, Montefiore Health System (since 2015); Trustee, Healthcare Trustees of New York State (since 2018); Director,
Student-Run
Investment Fund Board, University of Florida (since 2012); Immediate Past Chair, White Plains Hospital (since 2022); Trustee of The Healthcare Association of New York State (since 2025); Director, Mirae Asset Emerging Markets Funds (2020-2023); Chairman of the Board of Directors, White Plains Hospital (2015-2022); Trustee, Stern Foundation (endowment fund) (2008-2020)

Name, Address (1) , and Age	Position(s) Held with the Fund	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held During Past 5 Years
Interested Trustees (2)
David O’Connor (born 1966)	President; Chief Executive Officer; Trustee	Since March 2023	General Counsel, First Eagle Investment Management, LLC; General Counsel, First Eagle Funds; General Counsel, First Eagle Variable Funds; General Counsel, First Eagle Credit Opportunities Fund; General Counsel, First Eagle Holdings, Inc.; General Counsel and Manager, FEF Distributors, LLC; General Counsel, First Eagle Real Estate Debt Fund ; Director, First Eagle Amundi; Director, First Eagle Amundi Alternative Credit SICAV; Director, First Eagle Funds (Ireland) ICAV; President and Chief Executive Officer, First Eagle Global Opportunities Fund; Managing Director, First Eagle Investment Management GmbH; Director, First Eagle Investment Management, Ltd; Head of Legal and Compliance, Senior Managing Director and Chief Legal Officer, First Eagle Alternative Credit, LLC; prior to January 2017, Investment Management Consultant	2	Trustee, First Eagle Global Opportunities Fund; Director, First Eagle Amundi; Director, First Eagle Funds (Ireland) ICAV; Director, First Eagle Investment Management, Ltd; Managing Director, First Eagle Investment Management GmbH

(1)	The address of each Trustee is care of the General Counsel and Secretary of the Fund at 1345 Avenue of the Americas, New York, NY 10105.

(2)	“Interested person,” as defined in the 1940 Act, of the Fund. Mr. O’Connor is an interested person of the Fund due to his affiliation with the Adviser.
Biographical Information
The following is information concerning the business experience of our Board and executive officers. Our Trustees have been divided into two groups—Interested Trustees and Independent Trustees. Interested Trustees are “interested persons” as defined in the 1940 Act.
Interested Trustees
Mr.
 David O’Connor.
Mr. O’Connor is General Counsel and Head of Legal and Compliance of the Adviser, President and Chief Executive Officer of the Fund and a trustee on the Board of the Fund. He is also responsible for the firm’s risk management department. Prior to joining First Eagle in January 2017, he served as executive vice president and General Counsel for Delaware Investments and the Delaware Investments Family of Funds. He was also responsible for strategic investment relationships and initiatives and served as chairman of Delaware’s Dublin-based UCITs fund group. Mr. O’Connor served on the firm’s Board of Directors, as well as a variety of committees. Prior to joining Delaware, he was an associate in the business and finance department of the Philadelphia office of Ballard Spahr, where he focused on mergers and acquisitions, contract negotiations and investment company work. Mr. O’Connor is Vice-Chair of the Board of Directors and a member of the Executive Committee of Heights Philadelphia, a nonprofit organization providing access to academic and workforce opportunities for Philadelphia high school and college students. He is also a member of the Board of Directors and the Investment Committee of The Barra Foundation, which supports innovation to inspire change that strengthens communities in the Greater Philadelphia region. He earned a bachelor’s degree with a double major in sociology and biblical studies from Gordon College and a J.D. with honors from Villanova University School of Law.
Independent Trustees
Mr.
 Rajender Chandhok
. Mr. Chandhok was Vice President, Investments & Trust Administration at Northrop Grumman from April 2003 until March 2021. In that role, he was the Chief Investment Officer and responsible for investments and trust management of the company’s multiple benefit plans. Prior to joining Northrop Grumman, Mr. Chandhok was Vice President and Chief Financial Officer for the California Association of Realtors from 2001 until 2003. There he managed the association’s finance and administration related activities. Preceding that role, he spent seven years at Times Mirror Company in Los Angeles. He held several executive-level positions there, leaving as Vice President and Treasurer. Prior to Times Mirror Company, he spent six years at Pacific Enterprises, six years at Occidental Petroleum Company and three years at National Steel Corporation in several positions, with progressively increasing responsibilities in the areas of corporate finance, strategic planning and mergers and acquisitions. Previously, Mr. Chandhok has served as a member on the board of directors for The Pfaffinger Foundation, and a member of the investment committee of the California Community Foundation. Mr. Chandhok earned a bachelor’s degree in chemical engineering from the Indian Institute of Technology in New Delhi, India and an M.B.A. from the University of Michigan, Ann Arbor. For the Fund, Mr. Chandhok serves as a member of the Audit Committee.
Mr.
 Patrick Coyne.
Mr. Coyne retired as President and CEO of Delaware Investments in 2015. After joining Delaware Investments in 1990, Mr. Coyne served in various investment capacities ranging from co-head
of fixed income to CIO of the equity department. Mr. Coyne currently serves as chair of the Archdiocese of Philadelphia’s Investment Committee, chair of the Barra Foundation’s Investment Committee, past chair of the Agnes Irwin School’s Investment Committee, director of The Philadelphia Contributionship, for which he also serves as the chair of the investment committee, and as a director for the Reinvestment Fund’s mutual fund assets. Mr. Coyne has also served as a board member of Kaydon Corporation, a publicly traded manufacturing company. Mr. Coyne is currently a founder and partner in Windy Bay Partners, a privately held investment partnership. Mr. Coyne is a graduate of Harvard University and the University of Pennsylvania’s Wharton School of Business. For the Fund, Mr. Coyne serves as a member of the Audit Committee.
Mr.
 Stuart George.
Mr. George is an individual investor (recently retired from 30 years as a Wall Street Trader) who invests in multiple asset classes such as equities, real estate, crypto currency, and technology start-ups
such as Stel Life and Philanthropi, where he is an early-stage investor providing capital for operations. Before retiring and focusing on personal investments, Mr. George spent 30 years working on the buy-side
of Wall Street with a focus in equity. Mr. George began his professional Wall Street career in Columbus, Ohio, working for State Teachers Retirement System of Ohio where he was an equity trader focused mainly on the U.S. domestic market. Mr. George spent the last 24 years of his career at Macquarie Investment Management in Philadelphia (formerly Delaware Investments) where he was Global Head of Equity Trading. In his duties as Global Head, Stuart managed a team of equity traders. Mr. George was responsible for all aspects of Macquarie’s Global Trading oversight including execution management, transaction cost analysis, OMS/EMS selection, broker relations and regulatory oversight. Mr. George has also been a leader in the equity trading field by participating on the boards of industry groups such as previously being the
Co-Chair
of the NASDAQ Investment Traders Association Committee (ITAC), previous board member of Healthy Markets (an organization focused on educating buy-side
firms on current global market rules/regulations), and a speaker at multiple industry conferences. Mr. George was twice named to the Black Enterprise Magazine’s list of top African Americans on Wall Street (2011, 2017). Mr. George is currently a member of the Board of Directors for Heights Philadelphia in Philadelphia and serves on the board of the Helena Devereaux Foundation. Mr. George graduated from Franklin University in Columbus, Ohio with a B.S. in Finance & Banking. For the Fund, Mr. George serves as the Chair of the Board’s Nominating and Governance Committee and as a member of the Audit Committee.
Ms.
 Nancy Hawthorne.
From 2014 to 2023, Ms. Hawthorne served as founder and Partner of Hawthorne Financial Advisors, LLC, a registered investment advisor. In addition, Ms. Hawthorne served as Chair and Chief Executive Officer of Clerestory LLC, a financial advisory and investment firm from August 2001 through December 2015. From 1997 to 1998, she served as Chief Executive Officer and Managing Partner of Hawthorne, Krauss & Associates, LLC, a provider of consulting services to corporate management, and as Chief Financial Officer and Treasurer of Continental Cablevision, a cable television company, from 1982 to 1997. Ms. Hawthorne serves on the board of directors of Avid Technologies, where she has served as lead independent director since October 2014 and also from January 2008 to December 2011, interim Chief Executive Officer from August 2007 through December 2007, and chairperson from May 2004 to May 2007. Ms. Hawthorne is a director of the MetLife Funds, a family of mutual funds established by the Metropolitan Life Insurance Company. She has also served on the board of Charles River Associates, a public consulting firm since December 2014. She previously served on the Investment Committee at Wellesley College. She has a B.A. from Wellesley College and an M.B.A. from Harvard Business School. For the Fund, Ms. Hawthorne serves as Chair of the Board and as a member of the Audit Committee and Nominating and Governance Committee.
Mr.
 Laurence Smith.
Mr. Smith is Chairman, Chief Investment Officer, and Founding Partner of Third Wave Global Investors. He also serves as Chief Investment Officer and Board Director for Horton Point. Previously, he was the Global Chief Investment Officer and US CEO of Credit Suisse Asset Management. Prior to Credit Suisse, he held several positions at JP Morgan Investment Management, including Global Head of Asset Allocation and Balanced Accounts, and
Co-Head
of Fixed Income. Mr. Smith serves as Immediate Past Chair of the White Plains Hospital Board of Directors. He is also a member of the Montefiore Health System Board of Trustees, the Board of the Healthcare Trustees of New York State and the Board of The Healthcare Association of New York State. He is a member of the Pacific Bridge Capital Advisory Board, serves on an advisory committee and a student-run
investment fund board for the University of Florida, and is on the Board of the Stern Foundation. He holds an M.B.A. from the University of California, Berkeley, and an undergraduate degree in business from the University of Florida. For the Fund, Mr. Smith serves as the Chair of the Board’s Audit Committee and serves as a member of the Nominating and Governance Committee.

Executive Officers Who are not Trustees
Each officer holds office at the pleasure of the Board until the next election of officers or until his or her successor is duly elected and qualifies. Information regarding the executive officers of the Fund that are not trustees is as follows:

Name, Address (1) , and Age	Position(s) Held with the Fund	Length of Time Served	Principal Occupation(s) and Directorships Held During Past 5 Years
Executive Officers
Seth Gelman (born 1975)	Interim Chief Compliance Officer	Since April 2025	Chief Compliance Officer and Managing Director, First Eagle Investment Management, LLC; Chief Compliance Officer, First Eagle Funds and First Eagle Variable Funds; Chief Compliance Officer, First Eagle Credit Opportunities Fund; Chief Compliance Officer, First Eagle Real Estate Debt Fund; prior to February 2023, Chief Compliance Officer of Insight Investment North America

Jennifer Wilson (born 1972)	Chief Financial Officer/ Treasurer	Since March 2023	Chief Accounting Officer, First Eagle Alternative Credit, LLC; Chief Accounting Officer, First Eagle Credit Opportunities Fund; prior to January 2020, Director of Financial Planning & Analysis, LLC; THL Credit Advisors LLC

Sabrina Rusnak-Carlson (born 1979)	General Counsel/ Secretary	Since March 2023	General Counsel, First Eagle Alternative Credit LLC; Deputy General Counsel, First Eagle Credit Opportunities Fund; prior to January 2020, General Counsel and Chief Compliance Officer, THL Credit Advisors LLC

Smriti Kodandapani (born 1983)	Deputy General Counsel/ Assistant Secretary	Since March 2023	Deputy General Counsel and Director, First Eagle Investment Management, LLC; Deputy General Counsel and Secretary, First Eagle Global Opportunities Fund

William Karim (born 1980)	Deputy General Counsel	Since March 2023	Deputy General Counsel, First Eagle Alternative Credit, LLC; Associate General Counsel, First Eagle Credit Opportunities Fund; prior to January 2020, Associate General Counsel, THL Credit Advisors LLC

Sheelyn Michael (born 1971)	Deputy General Counsel	Since March 2023	Deputy General Counsel and Managing Director, First Eagle Investment Management, LLC; Secretary and Deputy General Counsel, First Eagle Funds and First Eagle Variable Funds; Director, First Eagle Investment Management, Ltd; Secretary and Deputy General Counsel, First Eagle Credit Opportunities Fund; Deputy General Counsel, First Eagle Global Opportunities Fund

Michael Luzzatto (born 1977)	Vice President	Since March 2023	Managing Director, First Eagle Investment Management, LLC; Vice President, FEF Distributors, LLC; Vice President, First Eagle Funds and First Eagle Variable Funds; Vice President, First Eagle Credit Opportunities Fund; Vice President, First Eagle Global Opportunities Fund

Casey Walker (born 1985)	Assistant Secretary	Since March 2023	Vice President, First Eagle Investment Management, LLC; Assistant Secretary, First Eagle Funds and First Eagle Variable Funds; Assistant Secretary, First Eagle Global Opportunities Fund

(1)	The address of each executive officer is care of the General Counsel and Secretary of the Fund at 1345 Avenue of the Americas, New York, NY 10105.

Communications with Trustees
Shareholders and other interested parties may contact any member (or all members) of the Board by mail. To communicate with the Board, any individual Trustees or any group or committee of Trustees, correspondence should be addressed to the Board or any such individual Trustees or group or committee of Trustees by either name or title. All such correspondence should be sent care of the General Counsel and Secretary of the Fund at 1345 Avenue of the Americas, New York, NY 10105.
Committees of the Board of Trustees
Our Board currently has two committees: an Audit Committee and a Nominating and Governance Committee. We do not have a compensation committee because our executive officers do not receive any direct compensation from us.
Audit Committee.
The Audit Committee is presently composed of five persons: Mr. Smith (Chairperson), Messrs. Chandhok, Coyne, and George and Ms. Hawthorne, all of whom are considered independent for purposes of the 1940 Act.
The Audit Committee operates pursuant to a charter approved by the Board. The charter sets forth the responsibilities of the Audit Committee. The primary function of the Audit Committee is to serve as an independent and objective party to assist the Board in fulfilling its responsibilities for overseeing and monitoring:

•	the quality and integrity of our financial statements;

•	the adequacy of our system of internal controls;

•	the review of the independence and performance of, as well as communicate openly with, our independent registered public accounting firm; and

•	the performance of our internal audit function and our compliance with legal and regulatory requirements.
Our Audit Committee will have the authority to approve the engagement, and review the performance of, our independent registered public accounting firm.
The Audit Committee also monitors the execution of the valuation procedures, makes certain determinations in accordance with such procedures, and assists the Board in its oversight of the valuation of our investments; reviews and approves recommendations by FEIM for changes to our valuation policies for submission to the Board for its approval; reviews FEIM’s presentations on valuation, including valuations from any independent valuation firm; and oversees the implementation of our valuation procedures by FEIM.
Our Board has designated Messrs. Smith, Chandhok and Coyne and Ms. Hawthorne as “audit committee financial experts” pursuant to the provisions of Item 407(d)(5) of Regulation
S-K,
and, pursuant to the Audit Committee Charter, our Audit Committee consists solely of members who are Independent Trustees.
A copy of the charter of the Audit Committee is available on the Fund’s website at www.FEPCF.com.
Nominating and Governance Committee.
The Nominating and Governance Committee is presently composed of three persons, Mr. George (Chairperson), Ms. Hawthorne and Mr. Smith, all of whom are considered independent for purposes of the 1940 Act. The Nominating and Governance Committee operates pursuant to a charter approved by the Board, including making nominations, in compliance with our nominating procedures, for the appointment or election of Independent Trustees, personnel training policies and administering the provisions of the code of ethics and code of business conduct applicable to the Independent Trustees. The nominating procedures set forth our policy regarding trustee qualifications and skills, the process for identifying and evaluating trustee nominees, the process for evaluating trustee candidates nominated by shareholders, the process regarding shareholder communications with the Board and the policy regarding Trustees’ attendance of shareholder meetings.
The Nominating and Governance Committee will consider qualified trustee nominees recommended by shareholders when such recommendations are submitted in accordance with our Bylaws and the nominating procedures and any other applicable law, rule or regulation regarding trustee nominations. Shareholders may submit candidates for nomination for the Board by writing to: Board of Trustees of First Eagle Private Credit Fund, c/o General Counsel and Secretary, First Eagle Investment Management, LLC, 1345 Avenue of the Americas, New York, NY 10105. When submitting a nomination to us for consideration, a shareholder must provide certain information proving his status as a shareholder and certain information about each person whom the shareholder proposes to nominate for election as a trustee, including: (i) the name of the shareholder and evidence of the person’s ownership of shares of the Fund, including the number of shares owned and the length of time of ownership; (ii) the name of the candidate, the candidate’s resume or a listing of his or her qualifications to be a trustee of the Fund, and if requested by the Nominating and Governance Committee, a completed and signed trustee’s questionnaire; (iii) the class, series (if applicable) and number of shares of our common shares owned beneficially or of record by such individual; (iv) the date such shares were acquired and the investment intent of such acquisition; (v) whether such shareholder believes any such individual is, or is not, an “interested person” of the Fund, as defined in the 1940 Act, and information regarding such individual that is sufficient, in the discretion of the Board or any committee thereof or any authorized officer of the Fund, to make either such determination; and (vi) all other information relating to such individual that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of trustees pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder. Such notice must be accompanied by the proposed nominee’s written consent to be named as a nominee and to serve as a trustee if elected.
One of the goals of the Nominating and Governance Committee is to assemble a Board that brings us a variety of perspectives and skills derived from high quality business and professional experiences. In considering possible candidates for election as a trustee, the Nominating and Governance Committee takes into account, in addition to such other factors as it deems relevant, the desirability of trustees who:

•	are of high character and integrity;

•	are accomplished in their respective fields, with superior credentials and recognition;

•	have relevant expertise and experience upon which to be able to offer advice and guidance to management;

•	have sufficient time available to devote to the affairs and business of the Fund;

•	are able to work with the other members of the Board and contribute to the success of the Fund;

•	can represent the long-term interests of the Fund’s shareholders as a whole; and

•	are selected such that the Board represents a range of backgrounds and experience.
The Nominating and Governance Committee also considers all applicable legal and regulatory requirements that govern the composition of the Board.
Other than the foregoing, there are no stated minimum criteria for trustee nominees, although the Nominating and Governance Committee may also consider such other factors as it may deem are in our best interests and those of our shareholders. The Nominating and Governance Committee also believes it appropriate for certain key members of our management to participate as members of the Board. The Nominating and Governance Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. We believe that the backgrounds and qualifications of the trustees, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities. The Board does not have a specific diversity policy, but considers diversity of race, religion, national origin, gender, sexual orientation, disability, cultural background and professional experiences in evaluating candidates for Board membership.
The Nominating and Governance Committee identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination,
balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. If any member of the Board does not wish to continue in service, the Nominating and Governance Committee will identify a replacement nominee with the desired skills and experience in light of the criteria above. Current members of the Nominating and Governance Committee and Board are polled for suggestions as to individuals meeting the criteria of the Nominating and Governance Committee. Research may also be performed to identify qualified individuals. We have not engaged third parties to identify or evaluate or assist in identifying potential nominees to the Board.
A copy of the charter of the Nominating and Governance Committee and a copy of the nominating procedures are available on the Fund’s website at www.FEPCF.com.
Compensation of Trustees
Each Independent Trustee receives an annual fee of $50,000, if the Fund’s net assets are less than $300 million, or an annual fee of $75,000, if the Fund’s net assets are greater than or equal to $300 million. We also pay the Independent Trustees $2,000 per regular board meeting, and $1,000 per ad hoc meeting, attended in person or by other communications equipment by means of which all persons participating in the meeting can hear each other, plus reimbursement of reasonable out of pocket expenses incurred in connection with in-person
attendance at such meetings. In addition, we pay all members of the Audit Committee and the Nominating and Governance Committee an annual fee of $5,000 for their additional services in these capacities. The Chairpersons of the Audit Committee and the Nominating and Governance Committee are also each paid an additional annual fee of $5,000 for their additional services in this capacity. The Chairperson of the Board is also paid an annual fee of $25,000 for her additional services in this capacity. In addition, we purchase trustees’ and officers’ liability insurance on behalf of our trustees and officers.
No compensation is paid to the Trustees who are interested persons of the Fund, as such term is defined in Section 2(a)(19) of the 1940 Act.
Staffing
We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Advisers, pursuant to the terms of the Advisory Agreement, Subadvisory Agreement, Administration Agreement, Declaration of Trust and Bylaws. Pursuant to the Investment Advisory Agreement, FEIM is responsible for, among other things, managing certain components of the Fund and providing oversight of the Fund. FEIM has entered into the Subadvisory Agreement with FEAC, pursuant to which FEAC, subject to the oversight of FEIM, is responsible for, among other things, identifying investment opportunities, monitoring our investments and determining the composition of our portfolio. In addition, we reimburse the Administrator for our allocable portion of expenses incurred by it in performing its obligations under the Administration Agreement, including our allocable portion of the cost of our officers and their respective staffs, which may include personnel of the Advisers.
Compensation of Executive Officers
None of our officers will receive direct compensation from us. The compensation based on the allocable time of our Chief Financial Officer and Chief Compliance Officer will be paid by the Administrator, subject to reimbursement by us of an allocable portion of such compensation for services rendered by them to us. To the extent that the Administrator outsources any of its functions, we will pay the fees associated with such functions on a direct basis without profit to the Administrator.
Board Leadership Structure
The Board monitors and performs an oversight role with respect to our business and affairs, including with respect to investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of service providers to us. Among other things, the Board approves the appointment of our investment advisers and related advisory agreements and administration agreement and our officers, reviews and monitors the services and activities performed by our investment advisers, administrator, custodian and our executive officers and approves the engagement of, and reviews the performance of, our independent registered public accounting firm.
Board Role in Risk Oversight
The Board performs its risk oversight function primarily through (i) its standing committees, which report to the entire Board and are comprised solely of Independent Trustees, and (ii) active monitoring of our Chief Compliance Officer and our compliance policies and procedures.
Day-to-day
risk management with respect to the Fund is the responsibility of FEIM. In some cases, risk management is delegated to other service providers, including FEAC with respect to credit risk management, but in all cases, risk management is subject to the supervision of the Adviser. The Fund is subject to a number of risks, including investment, compliance, operational and valuation risks, among others. While there are a number of risk management functions performed by the Adviser and the other service providers, as applicable, it is not possible to eliminate all of the risks applicable to the Fund. Risk oversight is part of the Board’s general oversight of the Fund and is addressed as part of various board and committee activities. The Board, directly or through a committee, also reviews reports from, among others, management, the independent registered public accounting firm for the Fund and internal accounting personnel for the Adviser, as appropriate, regarding risks faced by the Fund and management’s or its service providers’ risk functions. Nancy Hawthorne, an Independent Trustee, serves as Chairperson of the Board. The Board believes that it is in the best interests of the shareholders for Nancy Hawthorne to lead the Board because of her familiarity with our business and investment objective, her broad experience with the day-to-day
management and operation of other investment funds and her significant background in the financial services industry, as described above. The Board believes that its leadership structure is appropriate because the structure allocates areas of responsibility among the individual Trustees and the committees in a manner that enhances effective oversight. The committee system facilitates the timely and efficient consideration of matters by the Trustees and facilitates effective oversight of compliance with legal and regulatory requirements and of the Fund’s activities and associated risks. The Board also believes that its size creates an efficient corporate governance structure that provides opportunity for direct communication and interaction between management and the Board.
The Board has appointed a Chief Compliance Officer, who oversees the implementation and testing of the Fund’s compliance program and reports to the Board regarding compliance matters for the Fund and the Advisers. The Independent Trustees have engaged independent legal counsel to assist them in performing their oversight responsibilities.
We believe that the role of the Board in risk oversight is effective and appropriate given the extensive regulation to which we are already subject as a BDC. As a BDC, we are required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, we are limited in our ability to enter into transactions with our affiliates, including investing in any portfolio company in which one of our affiliates currently has an investment.

PORTFOLIO MANAGEMENT
FEIM serves as the investment adviser for the Fund. Subject to the supervision of the Board, FEIM is responsible for managing our investment activities and business affairs. FEAC, an alternative credit adviser that is a wholly owned subsidiary of FEIM, serves as the Fund’s investment subadviser and is responsible for our investment activities.
Portfolio Managers
The following investment professionals (the “
Portfolio Managers
”) will have primary responsibility for the
day-to-day
implementation and management of our investment portfolio:
Michelle Handy.
Ms. Handy is a Senior Managing Director and Chief Investment Officer for FEAC’s Direct Lending platform. She serves on the Direct Lending Investment Committee and Operating Committee. Ms. Handy has over twenty-one
years of investment industry experience investing across various products. She became part of First Eagle in 2020 upon the firm’s acquisition of THL Credit, which she joined in 2016. Prior to joining THL Credit, Ms. Handy worked at GE Capital for fifteen years where she held various roles in underwriting, portfolio management and workouts, ending her time there as the Chief Operating Officer of GE Capital America’s workout function. Before that, she began her career at Brown Brothers Harriman. Ms. Handy earned her M.S. in Finance from the University of Wisconsin-Madison and her B.S. in Finance and Spanish from Boston College.
Robert Hickey.
Mr. Hickey is the Chief Investment Officer of FEAC. He also serves on the firm’s Global Investment Committee and the Investment Committee of its Tradable Credit and Direct Lending platforms. Mr. Hickey became part of First Eagle in 2020 upon the firm’s acquisition of THL Credit. Mr. Hickey has more than twenty-eight years of investment industry experience. Prior to joining THL Credit in 2012, Mr. Hickey was a Senior Credit Analyst/Senior Portfolio Manager in the Alternative Credit Strategies Group of McDonnell Investment Management, LLC. Prior to joining McDonnell, Mr. Hickey was a Vice President at INVESCO Funds Inc. in Denver, Colorado, where he served as Portfolio Manager for the INVESCO High-Yield Fund and
Co-Manager
of the INVESCO Select Income Fund. In addition, Mr. Hickey
co-managed
the fixed income components of several
sub-advised
funds. During this time, he maintained primary credit coverage of the energy, gaming, metals/mining, media/entertainment and paper/forest products sectors of the high-yield market. Mr. Hickey brings extensive knowledge of corporate, high-yield, and emerging market securities, as well as derivatives and hedging instruments throughout the entire credit spectrum. He also has experience with the management and regulatory aspects of the insurance industry. Prior to joining INVESCO in 2001, Mr. Hickey was the Director of Corporate Bonds for Van Kampen Investments. While at Van Kampen, he was also Senior Portfolio Manager for several high-yield and high-grade corporate bond portfolios. Other responsibilities with Van Kampen included the management of an annuity company for OakRe Life/Xerox Financial Services Life Insurance. Mr. Hickey earned his M.B.A. from the Kellogg Graduate School of Management at Northwestern University and his B.A. from the University of Wisconsin.
Larry Klaff.
Mr. Klaff is a Senior Managing Director and head of asset-based loans on FEAC’s Direct Lending team, overseeing the sourcing, underwriting and management of asset-based loans. He also serves on the investment committee of the firm’s Direct Lending platform for asset-based loans. Prior to joining First Eagle in July 2020, Mr. Klaff was the senior managing director leading originations and underwriting at Gordon Brothers Finance Company (a portfolio company of BlackRock Capital Investment Corporation), where he oversaw more than a billion dollars of transactions and served on the firm’s investment committee. He also was the founding member and managing director of Gordon Brothers Merchant Partner, LLC, a $330 million hedge fund, and before that managing director of Gordon Brothers, LLC structured loan team. Mr. Klaff joined Gordon Brothers Group in 1996 as a senior associate in the valuation and advisory services division, after beginning his career in various management and finance positions at several major retailers. Mr. Klaff earned a B.A. from Hobart College and an M.B.A. from the Kogod School of Business at American University. He served on the executive committee of Secured Finance Network (formerly the Commercial Finance Association) and is a past president and board member of its New England chapter. In addition, he served as a board member and past president of the Northeast chapter of the Turnaround Management Association.
Garrett M. Stephen.
Mr. Stephen is a Senior Managing Director on the Direct Lending Team within FEAC. He is also the
Co-Head
of Origination. Mr. Stephen is based in First Eagle’s Boston office and serves as a member of the Direct Lending Investment Committee. Throughout his tenure at FEAC, and its predecessor THL Credit, Mr. Stephen has held and maintains origination, structuring, underwriting, portfolio monitoring and capital raising responsibilities; he has broad experience structuring investments that span the balance sheet and has partnered with numerous private equity firms to finance companies across various industries. He became part of First Eagle in 2020 upon the firm’s acquisition of THL Credit, which he had joined in 2012. Prior to joining THL Credit, he was an Associate in Lazard’s Restructuring group. He began his career as an Analyst specializing in corporate turnarounds and restructurings across a variety of industries at CDG Group, a middle-market restructuring firm. Mr. Stephen graduated summa cum laude from Bentley University with a B.S. in Finance and Quantitative Perspectives and a minor in Management.
Brian J. Murphy.
Mr. Murphy is a Senior Managing Director, Head of Capital Markets and
Co-Head
of Origination at FEAC. Mr. Murphy is a member of FEAC’s global investment committee and the investment committee of its tradable credit platform. He became part of First Eagle in 2020 upon the firm’s acquisition of THL Credit, which he had joined in June 2004. Previously, he was a senior credit analyst/senior portfolio manager in the alternative credit strategies group of McDonnell Investment Management. Before that, he was a senior credit analyst covering telecommunications, media/broadcasting and the cable industries in the bank loan asset management group at Columbia Management Advisors. Earlier, he was employed by Van Kampen Investments as an assistant portfolio manager for the Van Kampen Prime Rate Income Trust. He earned a BA in finance from Loras College.
Additional Resources
The following investment professionals serve as additional resources for the implementation and management of our investment portfolio:
James R. Fellows.
Mr. Fellows is the Chief Investment Officer of FEAC and Head of the Tradable Credit Platform. He also serves on FEAC’s Global Investment Committee and the Investment Committee of its Tradable Credit and Direct Lending platforms. He has more than twenty-nine years of investment industry experience, principally in the area of leveraged finance. From April 2004 through June 2012, Mr. Fellows was
Co-Head,
Alternative Credit Strategies Group of McDonnell Investment Management, LLC, where he helped establish and manage three cash flow CLOs, a leveraged loan opportunity fund and unleveraged fund and a separate account. From 1998 to April 2004, Mr. Fellows was a Senior Vice President at Columbia Advisors, where he served as
Co-Portfolio
Manager for two continuously offered
closed-end
funds and four structured product vehicles from their inception, including two CLOs. Prior to joining Columbia Advisors in 1998, Mr. Fellows was a Senior Credit Analyst for Van Kampen Investments in its Bank Loan Investment Group. While at Van Kampen, Mr. Fellows also served as a Credit Analyst for high-yield bonds and privately placed mezzanine bonds. Other responsibilities with Van Kampen included training junior credit analysts for its bank loans and high yield groups. Mr. Fellows brings extensive knowledge of high-yield bank loans and high-yield bonds, as well as in-depth
workout, restructuring and distressed investment experience. Mr. Fellows earned his B.S. degree in Economics and Finance from the University of Nebraska and is a CFA charterholder and a member of The CFA Institute.
Larry Holzenthaler.
Mr. Holzenthaler is a managing director, portfolio manager and senior alternatives strategist at FEAC, responsible for the day-to-day
implementation and management for several of FEAC’s strategies alongside the portfolio management team and FEAC’s chief investment officer. He is also an alternative credit market expert, working closely with First Eagle US Wealth Solutions and other channels to provide investors insights on FEAC’s investment positioning, market views, and products. He also provides market education to clients, creates investment-related content, and develops new products within alternative credit. Prior to joining First Eagle in November 2023, Larry was a managing director and investment strategist at Nuveen Asset Management, and prior affiliate Symphony Asset Management, where he represented Nuveen and Symphony’s investment teams externally and assisted with product management and investment content within the corporate credit market. Before that, he was an analyst on Symphony’s credit investment team where his research focused on the marine transportation sector. Larry earned a BS in finance from Arizona State University.
Investment Committees
The purpose of each investment committee is to evaluate and approve, as deemed appropriate, all investments by the Subadviser. The committee process is intended to bring the diverse experience and perspectives of the committee’s members to the analysis and consideration of every investment. The committees also serve to provide investment consistency and adherence to FEAC’s investment philosophies and policies.
In addition to reviewing investments, the investment committee meetings serve as a forum to discuss credit views and outlooks. Potential transactions and investment sourcing are also reviewed on a regular basis. Members of the Advisers’ investment team are encouraged to share information and views on credits with the investment committee early in their analysis. This process improves the quality of the analysis and assists the deal team members to work more efficiently.
FEAC’s Direct Lending Investment Committee is currently comprised of four fixed members: James R. Fellows, Michelle Handy, Robert Hickey and Garrett Stephen (the “
Primary Direct Lending Investment Committee Members
”). In addition to the Primary Direct Lending Investment Committee Members, the investment committee has four rotating industry leads that serve on the investment committee for deals within their designated industry (collectively, the “
DL Investment Committee
”).
FEAC’s Tradable Credit Investment Committee is currently comprised of five members: James R. Fellows, Robert Hickey, Brian Murphy, Tracey Jackson and Steve Krull (collectively, the “
Tradable Credit Investment Committee
”, together with the DL Investment Committee, the “
Investment Committee
”).
Each direct lending transaction is presented to the DL Investment Committee in a formal written report. Each potential sale or exit of an existing direct lending investment is also presented to the DL Investment Committee. To approve a new direct lending investment, or to exit or sell an existing direct lending investment, the consent of a majority of the members of the committee is required.
For broadly syndicated loan and bond investments made by the Fund alongside funds within FEAC’s Tradable Credit strategy, the Portfolio Managers of the Fund may conduct a joint investment committee with the Tradable Credit Investment Committee that follows the investment committee process for the Tradable Credit business in lieu of the Investment Committee process described above.
None of the members of any Investment Committee are employed by us or receive any direct compensation from us. These individuals receive compensation from FEAC that includes an annual base salary and an annual discretionary bonus.
Other Accounts Managed by Portfolio Managers
The portfolio managers primarily responsible for the
day-to-day
management of the Fund also manage other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of December 31, 2024: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by each portfolio manager; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.
Michelle Handy

Type of Account	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
Registered investment companies	1	913,994,407	—	—
Other pooled investment vehicles	24	3,950,429,472	21	3,493,813,536
Other accounts	4	663,886,543	4	663,886,543
Robert Hickey

Type of Account	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
Registered investment companies	2	1,023,694,607	—	—
Other pooled investment vehicles	52	14,109,852,957	49	13,378,184,227
Other accounts	5	1,007,871,543	4	663,886,543
Larry Klaff

Type of Account	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
Registered investment companies	—	—	—	—
Other pooled investment vehicles	13	1,529,672,214	11	1,100,489,884
Other accounts	4	663,886,543	4	663,886,543
Brian J. Murphy

Type of Account	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
Registered investment companies	2	1,023,694,607	—	—
Other pooled investment vehicles	35	12,135,534,456	34	11,833,048,056
Other accounts	2	343,985,000	—	—

Garrett M. Stephen

Type of Account	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
Registered investment companies	—	—	—	—
Other pooled investment vehicles	23	3,922,995,886	21	3,493,813,536
Other accounts	4	663,886,543	4	663,886,543

ADVISORY AGREEMENT, SUBADVISORY AGREEMENT
AND ADMINISTRATION AGREEMENT
First Eagle Investment Management, LLC serves as the investment adviser for the Fund. Subject to the supervision of the Board, FEIM is responsible for, among other things, managing certain components of the Fund and providing oversight of the Fund.
The Adviser is located at 1345 Avenue of the Americas, New York, NY 10105. The Adviser is a subsidiary of First Eagle Holdings, Inc. A controlling interest in First Eagle is owned by BCP CC Holdings. BCP CC Holdings is indirectly controlled by Blackstone and Corsair. Investment vehicles indirectly controlled by Blackstone/Corsair and certain co-investors
own a majority economic interest in First Eagle through BCP CC Holdings.
The Adviser is dedicated to providing prudent stewardship of client assets. First Eagle focuses on active and fundamental investing, with a strong emphasis on downside protection and without adhering to a specific benchmark. Over a long history dating back to 1864, the Adviser has sought to help its clients avoid permanent impairment of capital and earn attractive returns through varied economic cycles. The Adviser’s clients include the First Eagle Funds, the First Eagle Variable Funds, the First Eagle Credit Opportunities Fund, other pooled vehicles, corporations, foundations, major retirement plans and high net worth individuals. As of December 31, 2024, the Adviser had approximately $144 billion under management.
9
The financial statements and other information about the First Eagle Funds, the First Eagle Variable Funds and the First Eagle Credit Opportunities Fund can be found at www.sec.gov.
FEAC, an alternative credit adviser that is a wholly owned subsidiary of FEIM, serves as the Fund’s investment subadviser and is responsible for our investment activities. FEAC is an investment adviser for both Direct Lending and broadly syndicated investments, through public and private vehicles, CLOs, separately managed accounts and co-mingled
funds. FEAC was formed in 2009 under the name THL Credit. In January 2020, FEAC was acquired by the Adviser. Through First Eagle and its affiliates, FEAC has scale in Direct Lending, augmenting its competitiveness for originations as well as providing an enhanced relationship network and sponsor relationships. As of December 31, 2024, FEAC had approximately $17.1 billion in assets under management.
10
On March 3, 2025, First Eagle Holdings, Inc. announced a definitive agreement under which funds managed by Genstar Capital will make a majority investment in First Eagle Holdings, Inc. First Eagle Holdings, Inc. is the

9
The total AUM represents the combined AUM of (i) FEIM, (ii) its subsidiary investment advisers, First Eagle Separate Account Management, LLC, FEAC and Napier Park, and (iii) Regatta Loan Management LLC, an advisory affiliate of Napier Park. The total AUM includes $0.6 billion of committed and other non-fee-paying
capital from FEAC and $3.4 billion of committed and other
non-fee-paying
capital from Napier Park.

10
Amounts shown reflect the fair value of invested capital, which includes any related unfunded delayed draw commitments and/or unfunded revolving credit facilities, and outstanding committed investor capital for any investment vehicles, partnerships, and separately managed accounts for which FEAC provides advisory services. Certain investment vehicles managed by FEAC can enter into credit facilities which allow such investment vehicles to incur borrowings for investment purposes in excess of the committed investor capital. The committed amount of such credit facilities, whether drawn or undrawn, may be included in the assets under management by FEAC. For CLOs and related warehouses, the aggregate par value of the underlying collateral plus cash is included in the assets under management by FEAC. FEAC’s measure of AUM for these purposes may differ from the calculations employed by other investment managers and, as a result, may not be directly comparable to similar measures presented by other investment managers. This measure also differs from the manner in which FEAC is required to report “Regulatory Assets Under Management” on Form ADV and Form PF. Not a guarantee of future AUM, platform size, or composition.

parent company to the Advisers. Genstar Capital is a private equity firm focused on investments in targeted segments of the financial services, healthcare, industrials, and software industries.
The transaction will involve the
buyout
of all interests in First Eagle Holdings, Inc. currently held by funds indirectly controlled by Blackstone Inc. and Corsair Capital LLC and certain related co-investors. The
transaction is expected to be completed in the second half of 2025, subject to customary closing conditions, including obtaining necessary fund and client consents and customary regulatory approvals.
As required under the 1940 Act, closing of the transaction will be deemed an “assignment” of the current investment advisory agreement between the Fund and the Adviser, and the current subadvisory agreement between the Fund, the Adviser and the Subadviser, which will result in automatic termination of the agreements. On April 17, 2025, the Board considered and approved a new substantially identical investment advisory agreement with FEIM and a new substantially identical subadvisory agreement with FEAC (together, the “
New Advisory Agreements
”). The New Advisory Agreements will be presented to the shareholders of the Fund for approval, and, if so approved by shareholders, will take effect upon closing of the transaction or such later time as shareholder approval is obtained.
The transaction is not expected to result in any change in the portfolio management of the Fund or in the Fund’s investment objectives or policies.
Advisory Agreement
The Adviser will provide management services to us pursuant to the Advisory Agreement. Under the terms of the Advisory Agreement, the Adviser is responsible for the following:

•
determining the composition of the Fund’s portfolio, the nature and timing of the changes to the Fund’s portfolio and the manner of implementing such changes in accordance with the Fund’s investment objective, policies and restrictions;

•
identifying investment opportunities and making investment decisions for the Fund, including negotiating the terms of investments in, and dispositions of, portfolio securities and other investments on the Fund’s behalf;

•	monitoring the Fund’s investments;

•	performing due diligence on prospective portfolio companies;

•	serving on, and exercising observer rights for, boards of directors and similar committees of the Fund’s portfolio companies;

•	negotiating, obtaining and managing the Fund’s financing facilities and other forms of leverage;

•
arranging, on behalf of the Fund, for services of, and overseeing/conducting relations with, transfer agents, dividend disbursing agents, other shareholder servicing agents, underwriters, brokers and dealers and intermediaries;

•	preparing materials and coordinating meetings of the Board, and the printing and dissemination of reports to shareholders of the Fund;

•	overseeing the performance of administrative and professional services rendered to the Fund by others; and

•	providing the Fund with such other investment advisory and related services as the Fund may, from time to time, reasonably require for the investment of capital, which may include, without limitation:

•	making, in consultation with the Fund’s Board, investment strategy decisions for the Fund;

•	reasonably assisting the Board and the Fund’s other service providers with the valuation of the Fund’s assets;

•
directing investment professionals of the Adviser or
non-investment
professionals of the Administrator (as defined below) to provide managerial assistance to portfolio companies of the Fund as requested by the Fund, from time to time; and

•	exercising voting rights in respect of the Fund’s portfolio securities and other investments.
The Adviser’s services under the Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities, and it intends to do so, so long as its services to us are not impaired.
Compensation of Adviser
We will pay the Adviser a fee for its services under the Advisory Agreement consisting of two components: a management fee and an incentive fee. The cost of both the management fee and the incentive fee will ultimately be borne by the shareholders.
Management Fee
The management fee is payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month. For purposes of the Advisory Agreement, “net assets” means our total assets less liabilities determined on a consolidated basis in accordance with GAAP. Substantial additional fees and expenses may be allocated by the Administrator to the Fund under its Administration Agreement, including its allocable portion of the cost of compensation and related expenses of the Fund’s Chief Financial Officer and Chief Compliance Officer and their respective staffs, which may include personnel at FEIM or FEAC, technology, as well as any costs and expenses incurred by the Administrator relating to any administrative or operating services provided by the Administrator to the Fund. For the period from the effective date of the Fund’s registration statement relating to this offering through June 30, 2025, the Advisers have agreed to waive all management fees, incentive fees and subadvisory fees (the “
Advisory Fee Waiver
”) payable to them under the Advisory Agreement and Subadvisory Agreement (collectively, the “
Advisory Agreements
”). For the period from July 1, 2025 through December 31, 2025, the Advisers have agreed to waive 50% of the base management fee and 100% of the incentive fee (together with the Advisory Fee Waiver, the “
Advisory Fee Waivers
”) payable to them under the Advisory Agreements. The Advisory Fee Waivers are not revocable during their terms and amounts waived pursuant to the Advisory Fee Waivers will not be subject to any right of future recoupment in favor of FEIM and FEAC.
Incentive Fee
The incentive fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on a percentage of our income and a portion is based on a percentage of our capital gains, each as described below.
Incentive Fee Based on Income
The portion based on our income is based on
Pre-Incentive
Fee Net Investment Income Returns.
“Pre-Incentive
Fee Net Investment Income Returns” means, as the context requires, either the dollar value of, or percentage rate of return on the value of our net assets at the end of the immediately preceding quarter from, interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses accrued for the quarter (including the management fee, expenses payable under the Administration Agreement entered into between us and the Administrator, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee and any shareholder servicing and/or distribution fees).

Pre-Incentive
Fee Net Investment Income Returns include, in the case of investments with a deferred interest feature (such as OID, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash.
Pre-Incentive
Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from
Pre-Incentive
Fee Net Investment Income Returns.
Pre-Incentive
Fee Net Investment Income Returns, expressed as a rate of return on the value of our net assets at the end of the immediately preceding quarter, is compared to a “hurdle rate” of return of 1.25% per quarter (5.0% annualized).
Pre-Incentive
Fee Net Investment Income Returns are calculated on a quarterly basis with no look-back period.
We will pay the Adviser an incentive fee quarterly in arrears with respect to our
Pre-Incentive
Fee Net Investment Income Returns in each calendar quarter as follows:

•
No incentive fee based on
Pre-Incentive
Fee Net Investment Income Returns in any calendar quarter in which our
Pre-Incentive
Fee Net Investment Income Returns do not exceed the hurdle rate of 1.25% per quarter (5.0% annualized);

•
100% of the dollar amount of our
Pre-Incentive
Fee Net Investment Income Returns with respect to that portion of such
Pre-Incentive
Fee Net Investment Income Returns, if any, that exceeds the hurdle rate but is less than a rate of return of 1.43% (5.72% annualized). We refer to this portion of our
Pre-Incentive
Fee Net Investment Income Returns (which exceeds the hurdle rate but is less than 1.43%) as the
“catch-up.”
The
“catch-up”
is meant to provide the Adviser with approximately 12.5% of our
Pre-Incentive
Fee Net Investment Income Returns as if a hurdle rate did not apply if this net investment income exceeds 1.43% in any calendar quarter; and

•
12.5% of the dollar amount of our
Pre-Incentive
Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.43% (5.72% annualized). This reflects that once the hurdle rate is reached and the catch-up
is achieved, 12.5% of all
Pre-Incentive
Fee Net Investment Income Returns thereafter are allocated to the Adviser.

Pre-Incentive Fee Net Investment Income
(expressed as a percentage of the value of net assets per quarter)

Percentage of Pre-Incentive Fee Net Investment Income
Allocated to Quarterly Incentive Fee
These calculations are
pro-rated
for any period of less than three (3) months and adjusted for any share issuances or repurchases during the relevant quarter. You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to the Adviser with respect to
Pre-Incentive
Fee Net Investment Income Returns. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a calendar quarter in which we incur an overall loss taking into account capital account losses. For example, if we receive
Pre-Incentive
Fee Net Investment Income Returns in excess of the quarterly hurdle rate, we will pay the applicable incentive fee even if we have incurred a loss in that calendar quarter due to realized and unrealized capital losses. In addition,
Pre-Incentive
Fee Net Investment Return is expressed as a rate of return on the value of the Fund’s net assets at the end of the immediately preceding quarter, so to the extent there are share issuances or repurchases during the quarter, it may affect the rate of return.

For the period from the effective date of the Fund’s registration statement relating to this offering through December 31, 2025, the Advisers have agreed to waive the incentive fee based on income. The longer an investor holds our Common Shares during this period, the longer such investor will receive the benefit of this income based incentive fee waiver period.
Incentive Fee Based on Capital Gains
The second component of the incentive fee, the capital gains incentive fee, is payable at the end of each calendar year in arrears. The amount payable equals:

•
12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with GAAP.

Each year, the fee paid for the capital gains incentive fee is net of the aggregate amount of any previously paid capital gains incentive fee for all prior periods. We will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if we were to sell the relevant investment and realize a capital gain. In no event will the capital gains incentive fee payable pursuant to the Advisory Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.
The fees that are payable under the Advisory Agreement for any partial period will be appropriately prorated. For the period from the effective date of the Fund’s registration statement relating to this offering through December 31, 2025, the Advisers have agreed to waive the incentive fee based on capital gains. The longer an investor holds our Common Shares during this period, the longer such investor will receive the benefit of this income based incentive fee waiver period.
Administration Agreement
The Fund has also entered into an Administration Agreement with the Administrator. Under the Administration Agreement, the Administrator performs, or oversees the performance of administrative services necessary for the operation of the Fund, which include, among other things, being responsible for the financial records which the Fund is required to maintain and preparing reports to the Fund’s shareholders and reports filed with the SEC. In addition, the Administrator assists in determining and publishing the Fund’s NAV, oversees the preparation and filing of the Fund’s tax returns, oversees the printing and dissemination of reports to the Fund’s shareholders, and generally oversees the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund by others. The Fund will reimburse the Administrator for its allocable portion of the costs and expenses incurred by the Administrator in performance by the Administrator of its duties under the Administration Agreement, including technology costs and the Fund’s allocable portion of cost of compensation and related expenses of the Fund’s Chief Financial Officer and Chief Compliance Officer and their respective staffs, which may include personnel at FEIM or FEAC, as well as any costs and expenses incurred by the Administrator relating to any administrative or operating services provided by the Administrator to the Fund. The Fund’s Board reviews the allocation methodologies with respect to such expenses. Under the Administration Agreement, non-investment
professionals of the Administrator may provide, on behalf of the Fund, managerial assistance to those portfolio companies to which the Fund is required to provide such assistance. To the extent that the Fund’s Administrator outsources any of its functions, the Fund pays the fees associated with such functions on a direct basis without profit to the Administrator.
Certain Terms of the Advisory and Subadvisory Agreements
Each of the Advisory Agreement and Subadvisory Agreement has been approved by the Board. Unless earlier terminated as described below, each of the Advisory Agreement and the Subadvisory Agreement will remain in effect for a period of two years from the date it first becomes effective and will remain in effect from year-to-year
thereafter if approved annually by a majority of the Board or by the holders of a majority of our outstanding voting securities and, in each case, a majority of the Independent Trustees. We may terminate the Advisory Agreement or the Subadvisory Agreement, without payment of any penalty, upon sixty (60) days’ written notice. The decision to terminate either agreement may be made by a majority of the Board or the shareholders holding a majority of our outstanding voting securities, which means the lesser of (1) 67% or more of the voting securities present at a meeting if more than 50% of the outstanding voting securities are present or represented by proxy, or (2) more than 50% of the outstanding voting securities. In addition, without payment of any penalty, the Adviser may terminate the Advisory Agreement upon at least one hundred twenty (120) days’ written notice and FEAC may terminate the Subadvisory Agreement upon at least one hundred twenty (120) days’ written notice. The Advisory Agreement and Subadvisory Agreement will automatically terminate in the event of their assignment (within the meaning of the 1940 Act and related SEC guidance and interpretations). The Advisory Agreement has an initial term of two years, and will continue in effect thereafter only so long as such continuance is specifically approved at least annually by the Board in accordance with the requirements of the 1940 Act.
The Adviser will review the performance of FEAC and make recommendations to the Board with respect to the retention of subadvisers and the renewal of contracts. The Adviser may also provide investment advisory services directly to the Fund and anticipates doing so with respect to certain determinations that may be required of the Adviser in respect of co-investments
with affiliates in accordance with any applicable exemptive relief from the SEC. See “Risks Related to the Advisers and Their Affiliates; Conflicts of Interest” and “Potential Conflicts of Interest” below for more information.
The management services of the Adviser to the Fund are not exclusive under the terms of the Advisory Agreement and the Adviser is free to, and does, render management services to others. The Advisory Agreement provides that the Adviser will not be liable for any error of judgment by the Adviser or for any loss suffered by the Fund in connection with the matters to which the Advisory Agreement relates, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services (in which case any award of damages shall be limited to the period and the amount set forth in Section 36(b)(3) of the 1940 Act) or loss resulting from willful misfeasance, misconduct, bad faith or negligence or reckless disregard of duties. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by the Adviser unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Adviser and finds that indemnification of the settlement and the related costs should be made and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.
We will not indemnify the Adviser against any liability or loss suffered by the Adviser unless (i) the Fund determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Fund, (ii) the Adviser was acting on behalf of or performing services for the Fund, (iii) such liability or loss was not the result of (A) bad faith, negligence, reckless disregard of the duties, willful misfeasance or misconduct, and (iv) such indemnification or agreement to hold harmless is recoverable only out of assets of the Fund and not from the shareholders.
In addition, the Declaration of Trust and the Advisory Agreement permit the Fund to advance reasonable expenses to the Adviser, and we will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Fund, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Fund acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (c) upon the Fund’s receipt of (i) a written affirmation by the Adviser of its good faith belief that it has met the standard of conduct necessary for indemnification by the Fund and (ii) a written undertaking by it or on its behalf to repay the amount paid or reimbursed by the Fund, together with the applicable legal rate of interest thereon, if it is ultimately determined that the standard of conduct was not met.
The Subadvisory Agreement provides that FEAC will furnish the following investment advisory services in connection with the management of the Fund:

•
determining the composition of the Fund’s portfolio, the nature and timing of the changes to the Fund’s portfolio and the manner of implementing such changes in accordance with the Fund’s investment objective, policies and restrictions;

•
identifying investment opportunities and making investment decisions for the Fund, including negotiating the terms of investments in, and dispositions of, portfolio securities and other investments on the Fund’s behalf;

•	monitoring the Fund’s investments;

•	performing due diligence on prospective portfolio companies;

•	exercising voting rights in respect of portfolio securities and other investments for the Fund;

•	serving on, and exercising observer rights for, boards of directors and similar committees of the Fund’s portfolio companies;

•	negotiating, obtaining and managing the Fund’s financing facilities and other forms of leverage; and

•	providing the Fund with such other investment advisory and related services as the Fund may, from time to time, reasonably require for the investment of capital, which may include, without limitation:

•	making, in consultation with the Fund’s Board, investment strategy decisions for the Fund;

•	reasonably assisting the Board and the Fund’s other service providers with the valuation of the Fund’s assets; and

•
directing investment professionals of the Subadviser or
non-investment
professionals of the Administrator (as defined below) to provide managerial assistance to portfolio companies of the Fund as requested by the Fund, from time to time.

The subadvisory fee payable to FEAC will be paid by FEIM out of its investment advisory fee rather than paid separately by the Fund.
Under the Subadvisory Agreement, FEAC, subject to the supervision of the Adviser, is responsible for managing the assets of the Fund in accordance with the Fund’s investment objective, investment strategies and policies. FEAC determines what securities and other instruments are purchased and sold for the Fund. The Adviser continues to have responsibility for all investment advisory services pursuant to the Advisory Agreement and supervises FEAC’s performance of such services.
The Subadvisory Agreement provides that FEAC will not be liable for any error of judgment by FEAC or for any loss suffered by us in connection with the matters to which the Subadvisory Agreement relates, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services (in which case any award of damages shall be limited to the period and the amount set forth in Section 36(b)(3) of the 1940 Act) or loss resulting from willful misfeasance, misconduct, bad faith or negligence or reckless disregard of duties. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by FEAC unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction or (iii) a court of competent jurisdiction approves a settlement of the claims against FEAC and finds that indemnification of the settlement and the related costs should be made and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.
We will not indemnify FEAC against any liability or loss suffered by FEAC unless (i) the Fund determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Fund; (ii) FEAC was acting on behalf of or performing services for the Fund; (iii) such liability or loss was not the result of (A) bad faith, negligence, reckless disregard of the duties, willful misfeasance or misconduct and (iv) such indemnification or agreement to hold harmless is recoverable only out of assets of the Fund and not from the shareholders.
In addition, the Declaration of Trust and the Subadvisory Agreement permit the Fund to advance reasonable expenses to FEAC, and we will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Fund, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Fund acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (c) upon the Fund’s receipt of (i) a written affirmation by FEAC of its good faith belief that it has met the standard of conduct necessary for indemnification by the Fund and (ii) a written undertaking by it or on its behalf to repay the amount paid or reimbursed by the Fund, together with the applicable legal rate of interest thereon, if it is ultimately determined that the standard of conduct was not met.
The Advisers share personnel pursuant to a personnel-sharing or similar intercompany arrangement.
Payment of Our Expenses Under the Advisory Agreement, Subadvisory Agreement and Administration Agreement
Except as specifically provided below, all investment professionals and staff of the Advisers, when and to the extent engaged in providing investment advisory services to the Fund, and the base compensation, bonuses and benefits of such personnel and the routine overhead expenses (including rent, office equipment and utilities) allocable to such services, will be provided and paid for by the Advisers.
The Fund will bear all other costs and expenses of the Fund’s operations, administration and transactions, including, but not limited to:

1.	investment advisory fees, including the base management fee and incentive fee, to the Adviser, both as defined in, and pursuant to, the Advisory Agreement;

2.
the Fund’s allocable portion of compensation and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to:

i.
the Fund’s Chief Compliance Officer, Chief Financial Officer, General Counsel, Head of Legal and Compliance and their respective staffs, which may include personnel at either the Adviser or Subadviser who assist such officers; investor relations, legal, operations and other non-investment
professionals at the Administrator that perform duties for the Fund; and

ii.
any personnel of the Advisers or any of their affiliates providing non-investment
related services to the Fund, subject to the limitations described in “Advisory Agreement, Subadvisory Agreement and Administration Agreement—Administration Agreement”; and

3.	all other expenses of the Fund’s operation, administration and transactions including, without limitation, those relating to:

i.	organizational and offering expenses associated with any offering and any future issuance of preferred shares (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses and other offering expenses, including costs associated with technology integration between the Fund’s systems and those of participating intermediaries, reasonable bona fide due diligence expenses of participating intermediaries supported by detailed and itemized invoices, costs in connection with preparing sales materials and other marketing expenses, design and website expenses, fees and expenses of the Fund’s transfer agent, fees to attend retail seminars sponsored by participating intermediaries and costs, expenses and reimbursements for travel, meals, accommodations, entertainment and other similar expenses related to meetings or events with prospective investors, intermediaries, registered investment advisors or financial or other advisors);

ii.
all taxes, fees, costs, and expenses, retainers and/or other payments of accountants, legal counsel, advisors (including tax advisors or accounting services providers), administrators, auditors (including with respect to any additional auditing required under AIFMD), investment bankers, administrative agents, paying agents, depositaries, custodians, trustees, sub-custodians,
transfer agents, dividend agents, consultants (including individuals consulted through expert network consulting firms), engineers, senior advisors, industry experts, operating partners, deal sourcers (including personnel dedicated to but not employed by the Administrator or its affiliates in the credit-focused business of First Eagle), and other professionals and service providers (including, for the avoidance of doubt, the costs and charges allocable with respect to the provision of internal legal, tax, accounting, operations, treasury, valuation, technology or other services and professionals related thereto (including secondees and temporary personnel or consultants that may be engaged on short- or long-term arrangements) as deemed appropriate by the Administrator, with the oversight of the Board, where such internal personnel perform services that would be paid by the Fund if outside service providers provided the same services); fees, costs, and expenses herein include (x) costs, expenses and fees for hours spent by its in-house
attorneys and tax advisors that provide legal or tax advice and/or services to the Fund or its portfolio companies on matters related to potential or actual investments and transactions and the ongoing operations of the Fund and (y) expenses and fees to provide administrative, operational, accounting, treasury, and valuation services to the Fund or its portfolio companies, and expenses, charges and/or related costs incurred directly by the Fund or affiliates in connection with such services, in each case, (I) that are specifically charged or specifically allocated or attributed by the Administrator, with the oversight of the Board, to the Fund or its portfolio companies and (II) provided that any such amounts shall not be greater than what would be paid to an unaffiliated third party for substantially similar advice and/or services of the same skill and expertise;

iii.	the cost of calculating the Fund’s NAV, including the cost of any third-party valuation services;

iv.	the cost of effecting any sales and repurchases of the Common Shares and other Fund securities;

v.	fees and expenses payable under any intermediary manager and selected intermediary agreements, if any;

vi.
interest and fees and expenses arising out of all borrowings, guarantees and other financings or derivative and hedging transactions (including interest, fees and related advisory and legal expenses) made or entered into by the Fund, including, but not limited to, the arranging thereof and related legal expenses;

vii.	all fees, costs and expenses of any loan servicers, loan agents, and other service providers and of any custodians, lenders, investment banks and other financing sources;

viii.	costs incurred in connection with the formation or maintenance of entities or vehicles to hold the Fund’s assets for tax or other purposes;

ix.
expenses, including travel, entertainment, lodging and meal expenses, incurred by the Advisers, or members of their investment team, or payable to third parties, in identifying, sourcing, evaluating, developing, negotiating, structuring and performing due diligence on prospective portfolio companies, including such expenses related to potential investments that were not consummated, and, if necessary, enforcing the Fund’s rights related thereto;

x.
expenses (including the allocable portions of compensation and out-of-pocket
expenses such as travel expenses) or an appropriate portion thereof of employees of the Advisers to the extent such expenses relate to attendance at meetings of the Board or any committees thereof;

xi.
all fees, costs and expenses, if any, incurred by or on behalf of the Fund in developing, negotiating and structuring prospective or potential investments that are not ultimately made, including, without limitation any legal, tax, administrative, accounting, travel, meals, accommodations and entertainment, advisory, consulting and printing expenses, reverse termination fees and any liquidated damages, commitment fees that become payable in connection with any proposed investment that is not ultimately made, forfeited deposits or similar payments and, if necessary, the expenses related to enforcing the Fund’s rights related to any prospective or potential investments that are not ultimately made;

xii.	the allocated costs incurred by the Advisers and the Administrator in providing managerial assistance to those portfolio companies that request it;

xiii.
all brokerage costs, hedging costs, prime brokerage fees, custodial expenses, loan servicers, agent bank and other bank service fees; private placement fees and expenses, commissions, appraisal fees, commitment fees and underwriting costs; costs and expenses of any lenders, investment banks and other financing sources, and other investment costs, fees and expenses actually incurred in connection with developing, evaluating, making, holding, settling, clearing, monitoring or disposing of actual investments (including, without limitation, research, data, technology, travel, meals, accommodations and entertainment expenses and any expenses related to attending trade association and/or industry meetings, conferences or similar meetings), any costs or expenses relating to currency conversion in the case of investments denominated in a currency other than U.S. dollars, and expenses arising out of trade settlements or loan closings (including any delayed compensation expenses);

xiv.
investment costs, including all fees, costs and expenses incurred in sourcing, evaluating, developing, negotiating, structuring, trading (including trading errors), settling, monitoring and holding prospective or actual investments or investment strategies including, without limitation, any financing, legal, filing, auditing, tax, accounting, compliance, loan agenting and administration, treasury, valuation, travel, meals, accommodations and entertainment, advisory, research, consulting, engineering, data-related and other professional fees, costs and expenses in connection therewith (to the extent the Advisers are not reimbursed by a prospective or actual issuer of the applicable investment or other third parties or capitalized as part of the acquisition price of the transaction) and any fees, costs and expenses related to the organization or maintenance of any vehicle through which the Fund directly or indirectly participates in the acquisition, holding and/or disposition of investments or which otherwise facilitate the Fund’s investment activities, including without limitation any travel and accommodations expenses related to such vehicle and the salary and benefits of any personnel (including personnel of the Advisers or their affiliates) reasonably necessary and/or advisable for the maintenance and operation of such vehicle, or other overhead expenses (including any fees, costs and expenses associated with the leasing of office space (which may be made with one or more affiliates of First Eagle as lessor in connection therewith));

xv.	fees and expenses associated with marketing efforts;

xvi.	federal and state registration fees, franchise fees, any stock exchange listing fees and fees payable to rating agencies;

xvii.
Independent Trustees’ fees and expenses, including reasonable travel, entertainment, lodging and meal expenses, and any legal counsel or other advisors retained by, or at the discretion or for the benefit of, the Independent Trustees;

xviii.
costs of preparing financial statements and maintaining books and records, costs of Sarbanes-Oxley Act compliance and attestation and costs of preparing and filing reports or other documents with the SEC, FINRA, CFTC and other regulatory bodies and other reporting and compliance costs, including registration and exchange listing costs, and the costs associated with reporting and compliance obligations under the 1940 Act and any other applicable federal and state securities laws, and the compensation of professionals responsible for the foregoing;

xix.
all fees, costs and expenses associated with the preparation and issuance of the Fund’s periodic reports and related statements (e.g., financial statements and tax returns) and other internal and third-party printing (including a flat service fee), publishing (including time spent performing such printing and publishing services) and reporting-related expenses (including other notices and communications) in respect of the Fund and its activities (including internal expenses, charges and/or related costs incurred, charged or specifically attributed or allocated by the Fund or the Advisers or their affiliates in connection with such provision of services thereby);

xx.
the costs of preparing and filing any registration statements, reports, prospectuses, proxy statements, other documents required by the SEC or other notices to shareholders (including printing and mailing costs) and the costs of any shareholder or trustee meetings;

xxi.	proxy voting expenses;

xxii.	costs of registration rights granted to certain investors;

xxiii.
any taxes and/or
tax-related
interest, fees or other governmental charges (including any penalties incurred where the Advisers lack sufficient information from third parties to file a timely and complete tax return) levied against the Fund and all expenses incurred in connection with any tax audit, investigation, litigation, settlement or review of the Fund and the amount of any judgments, fines, remediation or settlements paid in connection therewith;

xxiv.
all fees, costs and expenses of any litigation, arbitration or audit involving the Fund, any of its vehicles or its portfolio companies and the amount of any judgments, assessments, fines, remediations or settlements paid in connection therewith; Trustees’ and officers’ liability or other insurance (including costs of title insurance) and indemnification (including advancement of any fees, costs or expenses to persons entitled to indemnification by the Fund) or extraordinary expense or liability relating to the affairs of the Fund;

xxv.
all fees, costs and expenses associated with the Fund’s information, obtaining and maintaining technology (including the costs of any professional service providers), hardware/software, data-acquisition and related communication costs, market and portfolio company data and research (including news and quotation equipment and services and including costs allocated by the Advisers’ or their affiliates’ internal and third-party research group (which are generally based on time spent, assets under management, usage rates, proportionate holdings or a combination thereof or other reasonable methods determined by the Administrator) and expenses and fees (including compensation costs) charged or specifically attributed or allocated by the Advisers and/or their affiliates for technology and data-related services noted herein that are provided to the Fund and/or its portfolio companies (including in connection with prospective investments) such as financial spreading, each including expenses, charges, fees and/or related costs of an internal nature; provided, that any such expenses, charges or related costs shall not be greater than what would be paid to an unaffiliated third party for substantially similar services) reporting costs (which includes notices and other communications and internally allocated charges), and dues and expenses incurred in connection with membership in industry or trade organizations;

xxvi.
the costs of specialty and custom software for monitoring risk, compliance and the overall portfolio, including any development costs incurred prior to the filing of the Fund’s election to be treated as a BDC;

xxvii.	costs associated with individual or group shareholders;

xxviii.	fidelity bond, trustees and officers errors and omissions liability insurance and other insurance premiums;

xxix.	direct costs and expenses of administration, including printing, mailing, long-distance telephone, copying and secretarial and other staff;

xxx.	all fees, costs and expenses of winding up and liquidating the Fund’s assets;

xxxi.
all fees, costs and expenses related to compliance-related matters (such as developing and implementing specific policies and procedures in order to comply with certain regulatory requirements) and regulatory filings; notices or disclosures related to the Fund’s activities (including, without limitation, expenses relating to the preparation and filing of filings required under the Securities Act, TIC Form SLT filings, IRS filings under FATCA and FBAR reporting requirements applicable to the Fund or reports to be filed with the CFTC, reports, disclosures, filings and notifications prepared in connection with the laws and/or regulations of jurisdictions in which the Fund engages in activities, including any notices, reports and/or filings required under the AIFMD, European Securities and Markets Authority and any related regulations, and other regulatory filings, notices or disclosures of the Advisers relating to the Fund and their affiliates relating to the Fund, and their activities) and/or other regulatory filings, notices or disclosures of the Advisers and their affiliates relating to the Fund including those pursuant to applicable disclosure laws and expenses relating to FOIA requests, but excluding, for the avoidance of doubt, any expenses incurred for general compliance and regulatory matters that are not related to the Fund and its activities;

xxxii.	costs and expenses (including travel) in connection with the diligence and oversight of the Fund’s service providers;

xxxiii.
costs and expenses, including travel, meals, accommodations, entertainment and other similar expenses, incurred by the Advisers or their affiliates for meetings with existing investors and any intermediaries, registered investment advisors, financial and other advisors representing such existing investors; and

xxxiv.
all other expenses incurred by the Administrator in connection with administering the Fund’s business; provided, however, that in the event the Fund adopts the Distribution and Service Plan, any payments made by the Fund for activities primarily intended to result in the sale of Common Shares will be paid pursuant to the Distribution and Service Plan.

From time to time, the Advisers, the Administrator or their affiliates may pay third-party providers of goods or services. The Fund will reimburse the Advisers, the Administrator or such affiliates thereof for any such amounts paid on the Fund’s behalf. From time to time, the Advisers or the Administrator may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses will ultimately be borne by the Fund’s shareholders.
Costs and expenses of the Administrator and the Advisers that are eligible for reimbursement by the Fund will be reasonably allocated to the Fund on the basis of time spent, assets under management, usage rates, proportionate holdings, a combination thereof or other reasonable methods determined by the Administrator.
The Advisers and the Administrator may not be reimbursed for:

1.	Rent or depreciation, utilities, capital equipment, and other administrative items of the Advisers or the Administrator; and

2.	Salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any controlling persons of the Advisers or the Administrator.
Board Approval of the Advisory Agreement and Subadvisory Agreement
At a meeting held on March 29, 2023, our Board, including our Independent Trustees, approved the Advisory Agreement between the Fund and the Adviser, and the Subadvisory Agreement between the Adviser and FEAC with respect to the Fund for an initial two-year
period. In reaching a decision to approve the Advisory Agreement and the Subadvisory Agreement (collectively, the “
Advisory Agreements
”), the Board reviewed a significant amount of information and considered, among other things:

•	the nature, quality and extent of services to be provided by the Advisers;

•	investment performance of the Advisers;

•	the proposed investment advisory fee rates to be paid by the Fund to the Adviser;

•	the proposed fees payable to FEAC by the Adviser;

•	the fee structures of comparable externally managed business development companies that engage in similar investing activities;

•	our projected operating expenses and expense ratio compared to business development companies with similar investment objectives;

•	information about the services to be performed and the personnel who would be performing such services under the Advisory Agreements; and

•	the organizational capability and financial condition of the Advisers and their affiliates.
Based on the information reviewed and the discussion thereof, the Board, including a majority of the Independent Trustees, concluded that the investment advisory fee rates are reasonable in relation to the services to be provided and approved the Advisory Agreements as being in the best interests of our shareholders.
On November 7, 2024 and March 11, 2025, the Fund’s Board unanimously approved certain amendments to the Advisory Agreement and the Subadvisory Agreement in connection with the registration of the offering of the Fund’s Common Shares in certain U.S. states.
The Advisory Agreements were most recently renewed and approved by the Board, including a majority of the Independent Trustees, on March 7, 2025 for a one-year
period.
Expense Support and Conditional Reimbursement Agreement
The Fund has entered into an Expense Support Agreement with the Adviser. Pursuant to the Expense Support Agreement, from the effective date of the Fund’s registration statement through the term of the Expense Support Agreement, which shall be at least 24 months from the effective date of the Fund’s registration statement, the Adviser is obligated to advance all of the Fund’s Other Operating Expenses to the effect that such expenses do not exceed 1.00% (on an annualized basis) of the Fund’s NAV. Any Required Expense Payment must be paid by the Adviser to the Fund in any combination of cash or other immediately available funds and/or offset against amounts due from the Fund to the Adviser or its affiliates. “Other Operating Expenses” means the Fund’s organization and offering expenses, professional fees (including accounting, legal and auditing fees), custodian and transfer agent fees, third-party valuation service fees, insurance costs, trustee fees, administration fees and other general and administrative expenses. For the avoidance of doubt, “Other Operating Expenses” excludes: (i) base management fees; (ii) incentive fees; (iii) shareholder servicing and/or distribution fees; (iv) brokerage costs or other investment-related out-of-pocket
expenses; (v) dividend/interest payments (including any dividend payments, interest expense, commitment fees, or other expenses related to any leverage incurred by the Fund); (vi) taxes and (vii) extraordinary expenses (as determined in the sole discretion of the Adviser).
The Adviser may elect to pay, at such times as the Adviser determines, certain additional expenses on the Fund’s behalf, provided that no portion of the payment will be used to pay any interest expense or shareholder servicing and/or distribution fees of the Fund. Any Voluntary Expense Payment that the Adviser has committed to pay must be paid by the Adviser to the Fund in any combination of cash or other immediately available funds no later than 45 days after such commitment was made in writing, and/or offset against amounts due from the Fund to the Adviser or its affiliates.
Following any calendar month (such calendar month, the “
Applicable Calendar Month
”) in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Fund’s shareholders based on distributions declared with respect to record dates occurring in the Applicable Calendar Month (the amount of such excess being hereinafter referred to as “
Excess Operating Funds
”), the Fund shall pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to or on behalf of the Fund within three (3) years prior to the last business day of the Applicable Calendar Month have been reimbursed. Any payments required to be made by the Fund shall be referred to herein as a “Reimbursement Payment.” “Available Operating Funds” means the sum of (i) the Fund’s net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) the Fund’s net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to the Fund on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).
Notwithstanding anything to the contrary in this Agreement, no Reimbursement Payment for any Applicable Calendar Month shall be made if: (1) the Effective Rate of Distributions Per Share declared by the Fund at the time of such proposed Reimbursement Payment is less than the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates unless such decrease in the Effective Rate of Distribution Per Share is as a result of a reduction in SOFR, or (2) the Fund’s Other Operating Expenses at the time of such Reimbursement Payment exceed 1.00% of the Fund’s net asset value at the end of the Applicable Calendar Month. For the purposes of the Agreement, “Effective Rate of Distributions Per Share” means the annualized rate (based on a
365-day
year) of regular cash distributions per share exclusive of returns of capital, distribution rate reductions due to distribution and shareholder servicing fees, and declared special dividends or special distributions, if any.
The Fund’s obligation to make a Reimbursement Payment shall automatically become a liability of the Fund on the last business day of the Applicable Calendar Month, except to the extent the Adviser has waived its right to receive such payment for the Applicable Calendar Month.
Prohibited Activities
Our activities are subject to compliance with the 1940 Act. In addition, our Declaration of Trust prohibits the following activities among us, the Adviser and its affiliates:

•
We may not purchase or lease assets in which the Adviser or its affiliates has an interest unless (i) we disclose the terms of the transaction to our shareholders, the terms are reasonable to us and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert or (ii) such purchase or lease of assets is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC;

•	We may not invest in general partnerships or joint ventures with affiliates and non-affiliates unless certain conditions are met;

•
The Adviser and its affiliates may not acquire assets from us unless (i) approved by our shareholders entitled to cast a majority of the votes entitled to be cast on the matter or (ii) such acquisition is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC;

•	We may not lease assets to the Adviser or its affiliates unless we disclose the terms of the transaction to our shareholders and such terms are fair and reasonable to us;

•
We may not make any loans, credit facilities, credit agreements or otherwise to the Adviser or its affiliates except for the advancement of funds as permitted by our Declaration of Trust or unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC;

•	We may not acquire assets in exchange for our Common Shares (except upon the affirmative vote of the holders of a majority of then-outstanding Common Shares entitled to vote);

•
We may not pay a commission or fee, either directly or indirectly to the Adviser or its affiliates, except as otherwise permitted by our Declaration of Trust, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;

•	The Adviser may not charge duplicate fees to us; and

•	The Adviser may not provide financing to us with a term in excess of 12 months.
In addition, in the Advisory Agreement, the Adviser agrees that its activities will at all times be in compliance in all material respects with all applicable federal and state securities laws governing its operations and investments.
Compliance with the Omnibus Guidelines Published by NASAA
Rebates, Kickbacks and Reciprocal Arrangements
Our Declaration of Trust prohibits our Adviser from: (i) receiving or accepting any rebate, give-ups
or similar arrangement that is prohibited under applicable federal or state securities laws, including the Omnibus Guidelines, (ii) participating in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws, including the Omnibus Guidelines, governing conflicts of interest or investment restrictions or (iii) entering into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws, including the Omnibus Guidelines. In addition, our Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our shares or give investment advice to a potential shareholder; provided, however, that our Adviser may pay a registered broker or other properly licensed agent sales commissions or other normal compensation (including cash compensation and non-cash
compensation (as such terms are defined under FINRA Rule 2310)) for selling or distributing our Common Shares, including out of the Adviser’s own assets, including those amounts paid to the Adviser under the Advisory Agreement.

POTENTIAL CONFLICTS OF INTEREST
Conflicts of Interest
The Advisers will experience conflicts of interest in connection with the management of the Fund, including the following situations. The following briefly summarizes the material potential and actual conflicts of interest which may arise from the overall investment activity of the Adviser and/or FEAC, its clients and its affiliates. “Investment Objectives and Strategies—Allocation of Investment Opportunities” for additional information about conflicts of interest that could impact the Fund.
The Fund’s Trustees and officers and the key personnel of the Advisers intend to devote a sufficient amount of time to the Fund’s business in fulfilling their responsibilities. However, the Adviser, FEAC and their affiliates may sponsor or manage investment funds, accounts or other investment vehicles with similar or overlapping investment strategies. For example, the Adviser or FEAC may serve as investment adviser to one or more private funds, registered open-end
funds, registered
closed-end
funds, separate managed accounts, BDCs and CLOs. In addition, certain Fund’s officers serve in similar capacities for one or more private funds, registered open- and closed-end
funds, separate managed accounts and CLOs. To the extent FEAC determines that an investment is appropriate for us and for one or more other funds, FEAC intends to allocate investment opportunities across the entities for which such opportunities are appropriate consistent with (a) certain restrictions under the 1940 Act and rules thereunder regarding co-investments
with affiliates, (b) the requirements of the Advisers Act and (c) the Advisers’ internal conflict of interest and allocation policies. The Fund has not historically paid for referrals of investment opportunities by First Eagle personnel, affiliates, or third parties.
FEAC has established allocation policies to ensure that the Fund will generally share equitably with other credit investment funds managed by FEAC or its affiliates within the alternative credit platform in credit investment opportunities that are suitable for the Fund and such other investment funds.
The 1940 Act imposes significant limits on
co-investment
with affiliates of the Fund, and without an exemptive order the Fund generally would not be permitted to co-invest
alongside its affiliates in privately negotiated transactions unless the transaction is otherwise permitted under existing regulatory guidance, such as transactions where price is the only negotiated term, and will not participate in transactions where other terms are negotiable. The SEC granted the Advisers the
Co-Investment
Order that will allow us to
co-invest
in portfolio companies with Affiliated Funds and Proprietary Accounts in a manner consistent with the Fund’s investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with certain conditions. See “Certain Regulatory Matters—Exemptive Relief.” In situations where co-investment
with other entities sponsored or managed by the Adviser, FEAC or their affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, FEAC will need to decide whether the Fund or such other entity or entities will proceed with the investment. FEAC will make these determinations based on its policies and procedures, which will generally require that such opportunities be offered to eligible accounts on a basis that is fair and equitable over time. This reduces the number of transactions in which the Fund can participate and makes it more difficult for the Fund to implement its investment objective.
Napier Park is a wholly owned subsidiary of the Adviser. Napier Park provides investment advisory services to its clients, including private funds and managed accounts, which services are primarily with respect to investments in alternative assets, including credit- and real asset-focused strategies. Napier Park also owns a de minimis
interest in Regatta Loan Management LLC, a private investment company and collateral manager to securitized asset vehicles, which is registered as an investment adviser with the SEC. Napier Park operates as an autonomous, wholly owned unit of the Adviser.
Policies and procedures have been adopted by FEIM, FEAC and Napier Park, including an information barrier (as described below), to mitigate potential conflicts of interest and to comply with applicable law with respect to the interactions between the Advisers and Napier Park. Such policies and procedures could result in fewer investment opportunities for the Advisers’ clients and could result in the Advisers taking into account certain considerations and other factors in connection with the management of its business and the affairs of its clients that would not necessarily be taken into account if Napier Park were not an affiliate of the Advisers.
FEAC and Napier Park will also compete for investments, and FEAC clients and Napier Park clients are from time to time expected to enter into transactions with one another, subject to any restrictions set forth in the client agreements or governing documents of their respective advisory clients and applicable law. In addition, clients of Napier Park will from time to time make primary investments and possibly acquire secondary investments in FEAC clients, including in CLOs sponsored by FEAC. Napier Park clients will pay fees (including advisory fees), expenses and, if applicable, performance-based compensation to FEAC (and while not expected, clients of FEAC (or investors in such clients) could from time to time enter into similar investment relationships with Napier Park, including becoming clients thereof, and pay fees and expenses in connection therewith). Investments by Napier Park’s clients may not be considered investments by a FEAC affiliate under a relevant client agreement or Napier Park client governing documents and therefore may not be subject to restrictions that would otherwise be imposed on investments in a client by FEAC or certain of its affiliates. Napier Park and its clients are expected to receive customary information (including any investor reports) provided to FEAC clients related to their investment in such client. Subject to applicable law and client agreements, Napier Park and FEAC have and may in the future from time to time introduce one another to existing or prospective investors or engage in joint fundraising activities. The Advisers and Napier Park could in the future face conflicts of interest, including having a conflicting division of loyalties and responsibilities, in the aforementioned situations. While the Advisers and Napier Park have policies and procedures reasonably designed to address such conflicts of interest, there can be no assurance that any such policies and/or procedures will be effective in accomplishing their stated purpose and/or that they will not otherwise adversely affect the ability of the clients to effectively achieve their investment objectives.
The Advisers’ affiliation with Blackstone/Corsair and Napier Park requires the Advisers to manage conflicts of interest associated with dealings the Fund may have with entities owned and/or controlled by Blackstone/Corsair, including, but not limited to, investment advisers, broker-dealers and sponsors of investment funds and limited partnerships, registered commodity trading advisors and/or registered commodity pool operator entities, banking or thrift institutions, insurance companies or agencies. For example, should the Advisers wish to cause the Fund to execute portfolio transactions through broker-dealers affiliated with Blackstone/Corsair, the commercial reasonableness of the brokerage compensation associated with those trades would have to be assessed. Moreover, if our assets were deemed “plan assets” within the meaning of ERISA, subject to the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code, we would be required to avoid certain transactions with issuers owned in significant part by Blackstone/Corsair because of prohibitions under ERISA and Section 4975 of the Code. Other dealings may be more completely restricted. For example, the Fund may not be able to buy or sell property directly to or from Napier Park, Blackstone/Corsair or their associated accounts. There also may be limits on participation in underwritings or other securities offerings by Napier Park, Blackstone/Corsair or their associated funds, accounts or portfolio companies. FEAC may also compete with its affiliates, including Napier Park or Blackstone/Corsair, for potential investments. The breadth of these affiliations at times may require the Fund to abstain from or restructure an otherwise attractive investment opportunity. In addition, from time to time, clients of Napier Park are investors in clients of FEAC and will pay customary fees or expenses as investors therein. While not currently expected, in the future FEAC may determine to enter into, or modify, its fee arrangements with Napier Park clients.
Investments in portfolio companies associated with Blackstone/Corsair and Napier Park may be restricted by the 1940 Act. To the extent such investments are permitted and the Fund invests in such a portfolio company(a portfolio company generally referring to a company owned by private equity funds managed by Blackstone/Corsair and Napier Park), conflicts of interest may arise from the presence of Blackstone/Corsair or Napier Park representatives on the company board or the payment of compensation by the company to Blackstone/Corsair or Napier Park or an affiliate. Moreover, the Adviser or FEAC could have an incentive to allocate the Fund’s assets to such a portfolio company since affiliates of the Adviser have a direct or indirect financial interest in its success. There also may be instances where Blackstone/Corsair or Napier Park could be involved in bankruptcy proceedings of current investments or of issuers in which the Fund would otherwise invest, with potentially divergent interests as between the Fund and Blackstone/Corsair and Napier Park. The Fund may be forced to sell or hold existing investments (possibly at disadvantageous times or under disadvantageous conditions) as a result of various relationships that Blackstone/Corsair or Napier Park may have or transactions or investments Blackstone/Corsair or Napier Park and their affiliates may make or have made. The inability to transact in any security, derivative or loan held by the Fund could result in significant losses or lost opportunity costs to the Fund.
In connection with investments made by their clients, the Advisers and/or their affiliates, including the Intermediary Manager, a limited purpose broker-dealer and commonly controlled affiliate of the Advisers, may receive from time to time and as permitted under the applicable client agreements and applicable law, arrangement, origination, closing, commitment, documentation, structuring, facility, syndication, underwriting, placement, amendment, administrative agent, loan servicing and/or other transaction fees from portfolio investments in which one or more clients, including the Fund, invest or propose to invest. The potential for FEAC and its affiliates to receive these economic benefits creates a conflict of interest, as FEAC and its affiliates have an incentive to invest in portfolio investments that generate such benefits.
To mitigate conflicts, certain fees that FEAC and its affiliates receive in connection with FEAC and/or its affiliates’ services related to portfolio companies or transactions are partially or fully offset against the fees payable to FEAC by the relevant client. However, certain categories of fees (such as arrangement, origination, closing, commitment, documentation, structuring, facility, syndication, underwriting, placement, amendment, administrative agent, loan servicing and similar fees) are not offset against fees payable to FEAC. Such fees are offset for certain clients and not others in accordance with the applicable client agreement. Determining whether an economic benefit received in connection with a transaction related to a portfolio investment is deemed to be of the type that is fully, partially or not offset against fees requires judgment, which creates a conflict of interest between the Fund and FEAC. Additionally, because FEAC and/or its affiliates are often heavily involved in negotiating these transactions, FEAC has an incentive to structure the transactions to generate the types of fees that would not be offset or only partially offset against fees payable to FEAC.
In the event these fees are not, or are only partially, offset against fees payable to FEAC from FEIM, FEAC and its affiliates would receive higher total compensation than FEAC and its affiliates would receive in a compensation structure that does not contain deal-related compensation or for which such compensation is fully offset. As such, FEAC has a financial incentive to originate investments other than the incentive associated with a fee payable to FEAC. To partially mitigate this, FEAC’s allocation policy sets out procedures for the allocation of investments without the consideration of potential benefits to FEAC.
In some cases, an excess portion of an asset is temporarily held by a non-advisory
account (including accounts beneficially owned by FEAC or its affiliates), and when that excess portion is sold to third parties, FEAC or its affiliates could receive a fee or profit. In other cases, an excess portion of an asset is held by a FEAC client before a third party purchases the asset. FEAC has an incentive to find larger deals than FEAC’s clients would ordinarily seek to generate transaction fees and profits. Further, these fees and profits create an incentive for FEAC and/or its affiliates to sell a larger portion of a loan to third parties (thereby reducing the FEAC clients’ shares of the loan) than FEAC would in the absence of such fees or profits. In some cases, FEAC will serve in a leading role with respect to a particular originated loan. While FEAC believes that serving in a lead role provides more attractive investments to FEAC clients, including the Fund, over time, this role (and the fees associated therewith, which may be a part of our advisory compensation) could conflict with the short-term interests of FEAC clients, including the Fund, on a particular deal. For example, when FEAC serves in a leading role, FEAC clients could retain a larger than pro rata portion of revolving loans or delayed draw term loans. While the fees related to retaining these portions of revolving loans or delayed draw term loans generally benefit FEAC clients, retaining these portions often requires FEAC clients, including the Fund, to reserve a sufficient amount of liquid capital to satisfy drawdown requests with respect to these loans. As a result, there is a risk that a greater portion of a FEAC client’s capital would be held in cash or other highly liquid assets than it otherwise would. In addition, FEAC could be required to sell a larger portion of a loan to third parties to win a mandate on a loan origination or to otherwise satisfy sponsor requests that FEAC would otherwise prefer to allocate in its capacity as an investment adviser to FEAC clients. Nonetheless, FEAC believes that, in the long run, leading roles are integral to FEAC’s efforts to secure the best investment opportunities for FEAC clients, including the Fund.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS
The following table sets forth, as of April 27, 2025 information with respect to the beneficial ownership of our Common Shares by:

•	each person known to us to be expected to beneficially own more than 5% of the outstanding Common Shares;

•	each of our Trustees and each executive officers and

•	all of our Trustees and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There is no Common Share subject to options that are currently exercisable or exercisable within sixty (60) days of the offering. Unless otherwise indicated, the address of all executive officers and trustees is c/o the General Counsel and Secretary of the Fund, 1345 Avenue of the Americas, New York, NY 10105.

Shares Beneficially Owned
Name and Address	Number	Percentage
Interested Trustees
David O’Connor	—	*
Independent Trustees
Nancy Hawthorne	—	*
Rajender Chandhok	—	*
Patrick Coyne	—	*
Stuart George	—	*
Laurence Smith	—	*
Executive Officers who are not Trustees
Seth Gelman	—	*
Jennifer Wilson	—	*
Sabrina Rusnak-Carlson	—	*
Smriti Kodandapani	—	*
William Karim	—	*
Sheelyn Michael	—	*
Michael Luzzatto	—	*
Casey Walker	—	*
All officers and Trustees as a group (14 persons)	—	*
5% Holders
FEPCF Founders Fund, L.P., FEPCF Founders Fund, G.P. LLC, First Eagle Alternative Credit, First Eagle Investment Management and First Eagle Holdings, Inc. (1)	8,307,927	66.8%
Florida Power & Light Company Qualified Decommissioning Trust for Turkey Point and St. Lucie Nuclear Plants (2)	4,097,524	32.9%

*	Represents less than 1%.
(1)
FEPCF Founders Fund GP LLC (“Founders Fund GP”) is the sole general partner of FEPCF Founders Fund, L.P. (“Founders Fund”). FEAC is the investment advisor to Founders Fund and sole member of Founders Fund GP. FEIM is the sole and managing member of FEAC. First Eagle Holdings, Inc. (“FEH”) is the managing member of FEIM. Founders Fund, Founders Fund GP, FEAC, FEIM and FEH maintain the shared power to vote or dispose of 8,307,927 shares consisting of 4,451 Common Shares held directly by FEIM and 8,303,476 Common Shares held directly by Founders Fund. The address of the principal business office of FEIM and FEH is 1345 Avenue of the Americas, 48th Floor, New York, NY 10105. The address of the principal business office of Founders Fund, Founders Fund GP and FEAC is 500 Boylston St., Suite 1200, Boston, MA 02116.
(2)
Based solely on a Schedule 13D filed on July 20, 2023 and an amendment thereto filed on March 5, 2024 by NextEra Energy, Inc. (“NextEra Energy”) and Florida Power & Light Company (“FPL”). NextEra Energy is a holding company and conducts its operations principally through its wholly owned subsidiaries, FPL and, indirectly through certain other entities. FPL has the power and authority to direct the investment and voting decisions of the trustee of the Florida Power & Light Company Qualified Decommissioning Trusts for Turkey Point and St. Lucie Nuclear Plants (the “Trust”). The Trust directly owns the Common Shares. Based on such filings, NextEra Energy and FPL maintain the shared power to vote or dispose of 4,097,524 shares. The address of the principal business office of NextEra Energy and FPL is 700 Universe Boulevard, Juno Beach, Florida 33408.

The following table sets forth the dollar range of our equity securities that is beneficially owned by each of our Trustees as of March 31, 2025.

Name and Address	Dollar Range of Equity Securities in the Fund (1)(2)	Aggregate Dollar Range of Equity Securities in the Fund Complex (1)(2)
Interested Trustees
David O’Connor	None	None
Independent Trustees
Nancy Hawthorne	None	None
Rajender Chandhok	None	None
Patrick Coyne	None	None
Stuart George	None	None
Laurence Smith	None	None

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)	The categories of dollar range of equity securities beneficially owned are: none, $1—$10,000, $10,001—$50,000, $50,001—$100,000 or over $100,000.

DISTRIBUTIONS
We generally intend to distribute substantially all of our available earnings annually by paying cash distributions on a monthly basis, as determined by the Board in its discretion. Any distributions we make will be at the discretion of our Board, considering factors such as our earnings, cash flow, capital needs and general financial condition and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.
From time to time, we may also pay special interim distributions in the form of cash or Common Shares at the discretion of our Board. For example, our Board may periodically declare stock distributions in order to reduce our NAV per share if necessary to ensure that we do not sell Common Shares at a price per share, after deducting up-front
selling commissions, if any, that is below our NAV per share.
We may fund our cash distributions to shareholders from any sources of funds available to us, including fee waivers or reductions by our Adviser that may be subject to repayment, as well as offering proceeds and borrowings. We have not established limits on the amount of funds we may use from any available sources to make distributions. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at a specific rate or at all. The Adviser and its affiliates have no obligation to waive advisory fees or otherwise reimburse expenses in future periods. See “Advisory Agreement, Subadvisory Agreement and Administration Agreement.”
Consistent with the Code, shareholders will be notified of the source of our distributions. Our distributions may exceed our earnings and profits, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.
For a period of time following commencement of this offering, which time period may be significant, we expect substantial portions of our distributions may be funded indirectly through the reimbursement of certain expenses by the Adviser and its affiliates, including through the waiver of certain investment advisory fees by the Adviser, that are subject to conditional reimbursement by us within three years. However, any waived investment advisory fees will not be subject to conditional reimbursement by us. Any such distributions funded through expense reimbursements or waivers of advisory fees are not based on our investment performance and can only be sustained if we achieve positive investment performance in future periods and/or the Adviser or its affiliates continues to advance such expenses or waive such fees. Our future reimbursement of amounts advanced or waived by the Adviser and its affiliates will reduce the distributions that you would otherwise receive in the future. Other than as set forth in this prospectus, the Adviser and its affiliates have no obligation to advance expenses or waive advisory fees.
We elected to be treated for tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. To obtain and maintain RIC tax treatment, we must distribute in each taxable year at least 90% of the sum of our investment company taxable income and net tax-exempt
interest income to our shareholders. A RIC may satisfy the 90% distribution requirement by actually distributing dividends (other than capital gain dividends) during the taxable year. In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillback dividend” provisions of Subchapter M of the Code. If a RIC makes a spillback dividend, the amounts will generally be included in a shareholder’s gross income for the year in which the spillback dividend is paid.
In order to minimize certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of: (i) 98% of our ordinary income for the calendar year, (ii)

98.2% of our capital gains in excess of capital losses (adjusted for certain ordinary losses) for the one-year
period generally ending on October 31 of the calendar year and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no federal income tax. However, we may also decide to distribute less and pay the federal excise taxes.
We currently intend to distribute net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions. See “Certain U.S. Federal Income Tax Considerations.”
If we issue senior securities, we may be prohibited from making distributions if doing so causes us to no longer meet the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.
We have adopted an “opt out” DRIP, whereby shareholders (other than Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our DRIP) will have their cash distributions automatically reinvested in additional Common Shares unless they elect to receive their distributions in cash. See “Dividend Reinvestment Plan.”
Our Declaration of Trust provides that distributions in kind will not be permitted, except for distributions of readily marketable securities or our securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of our Declaration of Trust, or in-kind
distributions in which (i) the Board advises each shareholder of the risks associated with direct ownership of the property, (ii) the Board offers each shareholder the election of receiving such in-kind
distributions and
(iii) in-kind
distributions are made only to those shareholders that accept such offer.

DESCRIPTION OF OUR SHARES
The following description is based on relevant portions of Delaware law and on our Declaration of Trust and bylaws. This summary is not necessarily complete, and we refer you to Delaware law, our Declaration of Trust and our bylaws for a more detailed description of the provisions summarized below.
General
The terms of the Declaration of Trust authorize an unlimited number of Common Shares of any class, par value $0.001 per share, of which 12,444,713 Common Shares were outstanding as of March 31, 2025, and an unlimited number of preferred shares, with such par value as may be authorized from time to time by the Board in their sole discretion without shareholder approval. The Declaration of Trust provides that the Board may classify or reclassify any Common Shares into one or more classes of Common Shares; provided, that all Common Shares shall be identical to all other Common Shares of the same class, as the case may be, except that, to the extent permitted by the 1940 Act, there may be variations between different classes as to allocation of expenses, rights of redemption, special and relative rights and preferences as to dividends and distributions and on liquidation, conversion rights, and conditions under which the several classes shall have separate voting rights. There is currently no market for our Common Shares offered pursuant to this prospectus, and we can offer no assurances that a market for our Common Shares will develop in the future. We do not intend for the Common Shares offered under this prospectus to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our shares. No shares have been authorized for issuance under any equity compensation plans. Under the terms of our Declaration of Trust, shareholders shall be entitled to the same limited liability extended to shareholders of private Delaware for profit corporations formed under the Delaware General Corporation Law, 8 Del. C. § 100, et seq. Our Declaration of Trust provides that no shareholder shall be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to the Fund by reason of being a shareholder, nor shall any shareholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the Fund’s assets or the affairs of the Fund by reason of being a shareholder.
None of our Common Shares are subject to further calls or to assessments, sinking fund provisions, obligations of the Fund or potential liabilities associated with ownership of the security (not including investment risks). In addition, except as may be provided by the Board in setting the terms of any class or series of Common Shares, no shareholder shall be entitled to exercise appraisal rights in connection with any transaction.
Outstanding Securities

Title of Class	Amount Authorized	Amount Held by the Fund for its Account	Amount Outstanding as of March 31, 2025
Class S	Unlimited	0	0
Class D	Unlimited	0	0
Class I (1)	Unlimited	0	12,444,713

(1)	Prior to the commencement of this offering, the Fund offered its Common Class I shares pursuant to a Private Offering.
Common Shares
Under the terms of our Declaration of Trust, all Common Shares will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Dividends and distributions may be paid to the holders of our Common Shares if, as and when authorized by our Board and declared by us out of funds legally available therefrom. Except as may be provided by our Board in setting the terms of classified or reclassified shares, our Common Shares will have no preemptive, exchange, conversion, appraisal or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract and except that, in order to avoid the possibility that our assets could be treated as “plan assets,” we may require any person proposing to acquire Common Shares to furnish such information as may be necessary to determine whether such person is a Benefit Plan Investor or a controlling person, restrict or prohibit transfers of such shares or redeem any outstanding shares for such price and on such other terms and conditions as may be determined by or at the direction of the board of trustees. In the event of our liquidation, dissolution or winding up, each share of our Common Shares would be entitled to share pro rata in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred shares, if any preferred shares are outstanding at such time. Subject to the rights of holders of any other class or series of shares, each share of our Common Shares will be entitled to one vote on all matters submitted to a vote of shareholders, including the election of trustees. Except as may be provided by the Board in setting the terms of classified or reclassified shares, and subject to the express terms of any class or series of preferred shares, the holders of our Common Shares will possess exclusive voting power. There will be no cumulative voting in the election of trustees. Subject to the special rights of the holders of any class or series of preferred shares to elect trustees, each trustee will be elected by a plurality of the votes cast with respect to such trustee’s election except in the case of a “contested election” (as defined in our Bylaws), in which case trustees will be elected by a majority of the votes cast in the contested election of trustees. Pursuant to our Declaration of Trust, our Board may amend the Bylaws to alter the vote required to elect trustees.
Class S Shares
No upfront selling commissions are paid for sales of any Class S shares; however, if you purchase Class S shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to 3.5% cap on NAV for Class S shares.
We pay the Intermediary Manager selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares, including any Class S shares issued pursuant to our DRIP. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Intermediary Manager reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers. The Intermediary Manager will not reallow (pay) shareholder servicing and/or distribution fees to any broker that is not eligible to receive such fees as a result of a failure to perform under the applicable agreement with such broker.
Class D Shares
No upfront selling commissions are paid for sales of any Class D shares; however, if you purchase Class D shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to 1.5% cap on NAV for Class D shares.
We pay the Intermediary Manager selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV of all our outstanding Class D shares, including any Class D shares issued pursuant to our DRIP. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Intermediary Manager reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers. The Intermediary Manager will not reallow (pay) shareholder servicing and/or distribution fees to any broker that is not eligible to receive such fees as a result of a failure to perform under the applicable agreement with such broker.

Class D shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class D shares; (2) through participating intermediaries that have alternative fee arrangements with their clients to provide access to Class D shares; (3) through transaction/ brokerage platforms at participating brokers; (4) through certain registered investment advisers; (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus.
Class I shares
No upfront selling commissions or shareholder servicing and/or distribution fees are paid for sales of any Class I shares and financial intermediaries will not charge you transaction or other such fees on Class I shares.
Class I shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class I shares; (2) by endowments, foundations, pension funds and other institutional investors; (3) through participating intermediaries that have alternative fee arrangements with their clients to provide access to Class I shares; (4) through certain registered investment advisers; (5) by our executive officers and trustees and their immediate family members, as well as officers and employees of the Advisers or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S or Class D shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged for a number of Class I shares with an equivalent NAV. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles.
Other Terms of Common Shares
We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares; (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets; or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Intermediary Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Intermediary Manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such Class S or Class D shares. In addition, immediately before any liquidation, dissolution or winding up, each Class S share and Class D share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.

Preferred Shares
This offering does not include an offering of preferred shares. However, under the terms of the Declaration of Trust, our Board may authorize us to issue preferred shares in one or more classes or series without shareholder approval, to the extent permitted by the 1940 Act. The Board has the power to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class or series of preferred shares. We do not currently anticipate issuing preferred shares in the near future. In the event we issue preferred shares, we will make any required disclosure to shareholders. We will not offer preferred shares to the Adviser or our affiliates except on the same terms as offered to all other shareholders.
Preferred shares could be issued with terms that would adversely affect the shareholders, provided that we may not issue any preferred shares that would limit or subordinate the voting rights of holders of our Common Shares. Preferred shares could also be used as an anti-takeover device through the issuance of shares of a class or series of preferred shares with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that: (1) immediately after issuance and before any dividend or other distribution is made with respect to common shares and before any purchase of common shares is made, such preferred shares together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of preferred shares, if any are issued, must be entitled as a class voting separately to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two full years or more. Certain matters under the 1940 Act require the affirmative vote of the holders of at least a majority of the outstanding shares of preferred shares (as determined in accordance with the 1940 Act) voting together as a separate class. For example, the vote of such holders of preferred shares would be required to approve a proposal involving a plan of reorganization adversely affecting such securities.
The issuance of any preferred shares must be approved by a majority of our Independent Trustees not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel.
Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses
Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Our Declaration of Trust provides that our Trustees and officers will not be liable to us or our shareholders for monetary damages to the fullest extent permitted by Delaware law. Our Declaration of Trust provides for the indemnification of any person who is or was our Trustee or officer to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, we will not indemnify certain persons (other than Independent Trustees) for any liability to which such persons would be subject by reason of such person’s bad faith, negligence, misconduct or reckless disregard of the duties involved in the conduct of his office. In accordance with the 1940 Act, we will not indemnify Independent Trustees for any liability to which such persons would be subject by reason of such person’s bad faith, gross negligence, willful misfeasance, willful misconduct or reckless disregard of the duties involved in the conduct of his office.
Pursuant to our Declaration of Trust and subject to certain exceptions described therein, we will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former Trustee or officer of the Fund and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a Trustee or officer of the Fund and at the request of the Fund, serves or has served as a trustee, officer, employee, partner or agent of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity (each such person, an “
Indemnitee
”), in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee (including any person acting as a broker-dealer) unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.
We will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless (i) the Fund determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Fund; (ii) the Indemnitee was acting on behalf of or performing services for the Fund; (iii) such liability or loss was not the result of (A) bad faith, negligence, reckless disregard of the duties, willful misfeasance or misconduct, in the case that the Indemnitee is our sponsor, Trustee (other than an Independent Trustee), officer, employee, controlling person or agent of the Fund, or (B) bad faith, gross negligence, reckless disregard of the duties, willful misfeasance or willful misconduct, in the case that the Indemnitee is an Independent Trustee and (iv) such indemnification or agreement to hold harmless is recoverable only out of assets of the Fund and not from the shareholders.
In addition, the Declaration of Trust permits the Fund to advance reasonable expenses to an Indemnitee (including a Sponsor or any Affiliate of a Sponsor), and we will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Fund, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Fund acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (c) upon the Fund’s receipt of (i) a written affirmation by the Indemnitee of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Fund and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the Fund, together with the applicable legal rate of interest thereon, if it is ultimately determined that the standard of conduct was not met.
Delaware Law and Certain Declaration of Trust Provisions
The following information is presented as a summary of principal terms only and is qualified in its entirety by the text of the Fund’s second amended and restated agreement and Declaration of Trust and bylaws (the “
Bylaws
” and collectively with the Declaration of Trust, each, as may be amended from time to time, the “
Organizational Documents
”). In the event that the terms described herein are inconsistent with or contrary to the terms of the Organizational Documents or the other principal agreements relating to the Fund, the terms of the Organizational Documents or such other principal agreements shall control.
Organization and Duration
We were formed in Delaware on October 20, 2021, and will remain in existence until dissolved in accordance with our Declaration of Trust or pursuant to Delaware law.
Purpose
Under the Declaration of Trust, we are permitted to engage in any business activity that lawfully may be conducted by a statutory trust organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity.

Our Declaration of Trust contains provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. Our Board may, without shareholder action, authorize the issuance of shares in one or more classes or series, including preferred shares; our Board may, without shareholder action, amend our Declaration of Trust to increase the number of our Common Shares, of any class or series, that we will have authority to issue; and our Declaration of Trust provides that, while we do not intend to list our Common Shares on any securities exchange, if any class of our Common Shares is listed on a national securities exchange, our Board will be divided into three classes of Trustees serving staggered terms of three years each. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.
Sales and Leases to the Fund
Our Declaration of Trust provides that the Company and the Independent Trustees shall not purchase or lease assets in which the Adviser or any Trustee or Affiliate thereof, or any Trustee, has an interest unless all of the following conditions are met: (a) the transaction occurs at the formation of the Company and is fully disclosed to the shareholders in a prospectus or periodic report filed with the SEC or otherwise; and (b) the assets are sold or leased upon terms that are reasonable to us and at a price not to exceed the lesser of cost or fair market value as determined by an independent expert. However, the Adviser may purchase assets in its own name (and assume loans in connection therewith) and temporarily hold title thereto, for the purposes of facilitating the acquisition of the assets, the borrowing of money, obtaining financing for us, or the completion of construction of the assets, provided that all of the following conditions are met: (i) the assets are purchased by us at a price no greater than the cost of the assets to the Adviser; (ii) all income generated by, and the expenses associated with, the assets so acquired will be treated as belonging to us; and (iii) there are no other benefits arising out of such transaction to the Adviser apart from compensation otherwise permitted by the Omnibus Guidelines.
Sales and Leases to our Advisers, Trustees or Affiliates
Our Declaration of Trust provides that the Company shall not sell assets to the Adviser or any of its affiliates unless such sale is duly approved by the holders of more than fifty percent of our outstanding voting securities. Our Declaration of Trust also provides that we may not lease assets to the Adviser or any Trustee or affiliate thereof unless all of the following conditions are met: (a) the transaction occurs at the formation of the Company and is fully disclosed to the shareholders either in a prospectus or periodic report filed with the SEC or otherwise; and (b) the terms of the transaction are fair and reasonable to us.
Loans
Our Declaration of Trust provides that except for the advancement of indemnification funds, no loans, credit facilities, credit agreements or otherwise may be made by us to the Adviser or any of its affiliates.
Commissions on Financing, Refinancing or Reinvestment
Our Declaration of Trust provides that we generally may not pay, directly or indirectly, a commission or fee to the Adviser or any of its affiliates in connection with the reinvestment of cash available for distribution, available reserves, or the proceeds of the resale, exchange or refinancing of assets.
Lending Practices
Our Declaration of Trust provides that, with respect to financing made available to us by the Adviser, the Adviser may not receive interest in excess of the lesser of the Adviser’s cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. The Adviser may not impose a prepayment charge or penalty in connection with such financing and the Adviser may not receive points or other financing charges. In addition, the Adviser will be prohibited from providing financing to us with a term in excess of twelve (12) months.
Number of Trustees; Vacancies; Removal
Our Declaration of Trust provides that the number of trustees will be set by our Board in accordance with our Bylaws. Our Bylaws provide that a majority of our entire Board may at any time increase or decrease the number of trustees. Our Declaration of Trust provides that the number of trustees generally may not be less than three. Except as otherwise required by applicable requirements of the 1940 Act and as may be provided by our Board in setting the terms of any class or series of preferred shares, pursuant to an election under our Declaration of Trust, any and all vacancies on our Board may be filled only by the affirmative vote of a majority of the remaining trustees in office, even if the remaining trustees do not constitute a quorum; provided, however, that any such Trustee will be proposed for election by shareholders at the next annual meeting of shareholders. Independent Trustees will nominate replacements for any vacancies among the Independent Trustees’ positions.
Our Declaration of Trust provides that a trustee may be removed (provided the aggregate number of trustees after such removal shall not be less than the minimum number required by the Declaration of Trust) for cause by a majority of the remaining trustees (or in the case of the removal of a trustee that is not an interested person, a majority of the remaining trustees that are not interested persons) or, with or without cause, without concurrence by the Trustees, upon a vote by the holders of a majority of then-outstanding Common Shares entitled to vote.
We have a total of six (6) members of our Board, five (5) of whom are Independent Trustees. Our Declaration of Trust provides that a majority of our Board must be Independent Trustees except for a period of up to sixty (60) days or such longer period as permitted by law after the death, removal or resignation of an Independent Trustee pending the election of his or her successor. Each trustee will hold office until his or her successor is duly elected and qualified. Our Board will be divided into three classes of trustees serving staggered terms of three years each.
Action by Shareholders
Our Bylaws provide that shareholder action can be taken at an annual meeting or a special meeting of shareholders or by written consent in lieu of a meeting. The shareholders will only have voting rights as required by the 1940 Act or as otherwise provided for in the Declaration of Trust. The Fund will hold annual meetings. Special meetings may be called by the trustees and certain of our officers, and will be limited to the purposes for any such special meeting set forth in the notice thereof. In addition, our organizational documents provide that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by our secretary upon the written request of shareholders entitled to cast 10% or more of the votes entitled to be cast at the meeting. Any special meeting called by such shareholders is required to be held not less than fifteen nor more than sixty (60) days after notice is provided to shareholders of the special meeting. These provisions will have the effect of significantly reducing the ability of shareholders being able to have proposals considered at a meeting of shareholders.
With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board or (3) provided that the Board has determined that trustees will be elected at the meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Declaration of Trust. To be timely, a shareholder’s notice shall set forth all required information and must be delivered to the General Counsel and Secretary at our principal executive office not less than one hundred twenty (120) days nor more than one hundred fifty (150) days prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting; provided, however, that in the event that the date of the mailing of the notice for the annual meeting is advanced or delayed by more than thirty (30) days from the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the one hundred fiftieth (150th) day prior to the date of mailing of the notice for such annual meeting and not later than the close of business on the later of the one hundred twentieth (120th) day prior to the date of mailing of the notice for such annual meeting or the tenth (10th) day following the day on which public announcement of the date of mailing of the notice for such meeting is first made. The foregoing does not affect any right of a shareholder to request inclusion of a proposal pursuant to Rule
14a-8
of the Exchange Act.
Our Declaration of Trust also provides that, subject to the provisions of any class or series of shares then outstanding and the mandatory provisions of any applicable laws or regulations or other provisions of the Declaration of Trust, the following actions may be taken by the shareholders, without concurrence by our Board or the Adviser, upon a vote by the holders of more than 50% of the outstanding shares entitled to vote to:

•	modify the Declaration of Trust;

•	remove the Adviser or appoint a new investment adviser;

•	dissolve the Fund;

•	sell all or substantially all of our assets other than in the ordinary course of business; or

•	remove any trustee with or without cause (provided the aggregate number of trustees after such removal shall not be less than the minimum required by the Declaration of Trust).
Subject to the mandatory provisions of any applicable laws or regulations and subject to the other provisions of our Declaration of Trust, a plurality of all votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient, without concurrence by our Board, to elect a Trustee, provided that, in the case where the number of nominees for the trusteeships (or, if applicable, the trusteeships of a particular class of Trustees) exceeds the number of such Trustees to be elected, a majority of all votes cast shall be required to elect such nominee.
The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford our Board a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our Declaration of Trust does not give our Board any power to disapprove shareholder nominations for the election of trustees or proposals recommending certain action, they may have the effect of precluding a contest for the election of trustees or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of trustees or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.
Our Adviser or the Board of Trustees, as applicable, may not, without the approval of a vote by the holders of more than 50% of the outstanding shares entitled to vote on such matters:

•	modify the Declaration of Trust except for amendments that would not adversely affect the rights of our shareholders;

•
except as otherwise permitted under the Advisory Agreement, voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our shareholders;

•	appoint a new investment adviser (other than a sub-adviser pursuant to the terms of the Advisory Agreement and applicable law);

•	sell all or substantially all of our assets other than in the ordinary course of the Fund’s business;

•	cause the merger or other reorganization of the Fund; or

•	voluntarily withdraw as the Adviser unless such withdrawal would not affect the tax status of the Fund and would not materially adversely affect the shareholders.
Amendment of the Organizational Documents
Our Declaration of Trust provides the Board with broad power to amend the Declaration of Trust, provided that shareholders are entitled to vote upon a proposed amendment to the Declaration of Trust if it would adversely affect the rights of shareholders. Approval of any such amendment requires at least a majority of the votes cast by such shareholders at a meeting of shareholders duly called and at which a quorum is present.
Our Declaration of Trust provides that our Board has the exclusive power to adopt, alter or repeal any provision of our Bylaws and to make new bylaws; provided, however, that if any amendment to the Bylaws adversely affects the voting rights of shareholders, such amendment must be approved by a majority of the outstanding shares of the Fund entitled to vote on the matter (as “majority” is defined in Section 2(a)(42) of the 1940 Act).
Actions by the Board Related to Merger, Conversion, Reorganization or Dissolution
The Fund will not permit the Adviser or the Board of Trustees to cause any other form of merger or other reorganization of the Fund without the affirmative vote by the holders of more than 50% of the outstanding shares of the Fund entitled to vote on the matter.
Derivative Actions
No person, other than a trustee, who is not a shareholder shall be entitled to bring any derivative action, suit or other proceeding on behalf of the Fund, except that such provision does not apply to any claims asserted under the U.S. federal securities laws including, without limitation, the 1940 Act and state securities laws.
In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Statute, a shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met: (i) the shareholder or shareholders must make a pre-suit
demand upon the Board to bring the subject action unless an effort to cause the Board to bring such an action is not likely to succeed; and a demand on the Board shall only be deemed not likely to succeed and therefore excused if a majority of the Board, or a majority of any committee established to consider the merits of such action, is composed of Board who are not “Independent Trustees” (as that term is defined in the Delaware Statutory Trust Statute); and (ii) unless a demand is not required under clause (i) above, the Board must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; and the Board shall be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the shareholders making such request to reimburse the Fund for the expense of any such advisors in the event that the Board determine not to bring such action. For purposes of this paragraph, the Board may designate a committee of one or more trustees to consider a shareholder demand.
No Exclusive Right to Sell
The Fund shall not grant any exclusive right to sell, or exclusive employment to sell, any of its assets.
Exclusive Delaware Jurisdiction
Each trustee, each officer and each person legally or beneficially owning a share or an interest in a share of the Fund (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise), to the fullest extent permitted by law, including Section 3804(e) of the Delaware Statutory Trust Statute, (i) irrevocably agrees that any claims, suits, actions or proceedings asserting a claim governed by the internal affairs (or similar) doctrine or arising out of or relating in any way to the Fund, the Delaware Statutory Trust Statute or the Declaration of Trust (including, without limitation, any claims, suits, actions or proceedings to interpret, apply or enforce (A) the provisions of the Declaration of Trust, (B) the duties (including fiduciary duties), obligations or liabilities of the Fund to the shareholders or the Board, or of officers or the Board to the Fund, to the shareholders or each other, (C) the rights or powers of, or restrictions on, the Fund, the officers, the Board or the shareholders, (D) any provision of the Delaware Statutory Trust Statute or other laws of the State of Delaware pertaining to trusts made applicable to the Fund pursuant to Section 3809 of the Delaware Statutory Trust Statute or (E) any other instrument, document, agreement or certificate contemplated by any provision of the Delaware Statutory Trust Statute or the Declaration of Trust relating in any way to the Fund (regardless, in each case, of whether such claims, suits, actions or proceedings (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds or (z) are derivative or direct claims)), shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, (ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum or (C) the venue of such claim, suit, action or proceeding is improper, (iv) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (iv) hereof shall affect or limit any right to serve process in any other manner permitted by law and (v) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding. However, these exclusive forum provisions do not apply to claims, suits, actions or proceedings arising out of or relating to federal or state securities laws or the rules and regulations thereunder.
Term of the Fund
The Fund is a perpetual-life BDC, meaning it is an investment vehicle of indefinite duration, whose Common Shares are intended to be sold by the Fund on a continuous basis at a price generally equal to the Fund’s next calculated NAV per share. In our perpetual-life structure, we may offer investors an opportunity to repurchase their shares on a quarterly basis, but we are not obligated to offer to repurchase any in any particular quarter in our discretion. This may reduce the risk of the Fund being a forced seller of assets in market downturns compared to non-perpetual
funds. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our charter or otherwise to effect a liquidity event at any time. The Fund may commence a Public Offering of its Common Shares, as more fully discussed herein.
Restrictions on
Roll-Up
Transactions
In connection with a proposed
“roll-up
transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up
transaction, we will obtain an appraisal of all of our properties from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with us and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us, who is qualified to perform such work. Our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up
transaction. The appraisal will assume an orderly liquidation of our assets over a
12-month
period. The terms of the

engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our shareholders. We will include a summary of the appraisal, indicating all material assumptions underlying the appraisal, in a report to the shareholders in connection with the proposed roll-up
transaction. If the appraisal will be included in a prospectus used to offer the securities of the roll-up
entity, the appraisal will be filed with the SEC and the states as an exhibit to the registration statement for this offering.
In connection with a proposed
roll-up
transaction, the person sponsoring the
roll-up
transaction must offer to the shareholders who vote against the proposal a choice of:

•	accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or

•	one of the following:

•	remaining as shareholders and preserving their interests in us on the same terms and conditions as existed previously; or

•	receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.
We are prohibited from participating in any proposed
roll-up
transaction:

•
which would result in shareholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up
transaction that are less than those provided in the Declaration of Trust, including rights with respect to the election and removal of trustees, annual and special meetings, amendments to the Declaration of Trust and our dissolution;

•
which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of Common Shares by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up
transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up
transaction on the basis of the number of shares held by that investor;

•
in which shareholders’ rights to access to records of the entity that would be created or would survive after the successful completion of the roll-up
transaction will be less than those provided in the Declaration of Trust; or

•	in which we would bear any of the costs of the roll-up transaction if the shareholders reject the roll-up transaction.
Access to Records
Any shareholder with any purpose reasonably related to the beneficial owner’s interest will be permitted access to all of our records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Inspection of our records by the office or agency administering the securities laws of a jurisdiction will be provided upon reasonable notice and during normal business hours. An alphabetical list of the names, addresses and business telephone numbers of our shareholders, along with the number of Common Shares held by each of them, will be maintained as part of our books and records and will be available for inspection by any shareholder or the shareholder’s designated agent at our office. The shareholder list will be updated at least quarterly to reflect changes in the information contained therein. A copy of the list will be mailed to any shareholder who requests the list within ten (10) days of the request. A shareholder may request a copy of the shareholder list for any proper and legitimate purpose, including, without limitation, in connection with matters relating to voting rights and the exercise of shareholder rights under federal proxy laws. A shareholder requesting a list will be required to pay reasonable costs of postage and duplication. Such copy of the shareholder list shall be printed in alphabetical order, on white paper, and in readily readable type size (no smaller than 10 point font).

A shareholder may also request access to any other corporate records. If a proper request for the shareholder list or any other corporate records is not honored, then the requesting shareholder will be entitled to recover certain costs incurred in compelling the production of the list or other requested corporate records as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a shareholder will not have the right to, and we may require a requesting shareholder to represent that it will not, secure the shareholder list or other information for the purpose of selling or using the list for a commercial purpose not related to the requesting shareholder’s interest in our affairs. We may also require that such shareholder sign a confidentiality agreement in connection with the request.
Reports to Shareholders
Within sixty (60) days after each fiscal quarter, we will distribute our quarterly report on Form
10-Q
to all shareholders of record. In addition, we will distribute our annual report on Form
10-K
to all shareholders within one hundred twenty (120) days after the end of each calendar year, which must contain, among other things, a breakdown of the expenses reimbursed by us to the Adviser. These reports will also be available on our website at www.FEPCF.com and on the SEC’s website at www.sec.gov.
Subject to availability, you may authorize us to provide prospectus, prospectus supplements, annual reports and other information, or documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. Documents will be available on our website. You may access and print all documents provided through this service. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line
charges. As documents become available, we will notify you of this by sending you an
e-mail
message that will include instructions on how to retrieve the document. If our
e-mail
notification is returned to us as “undeliverable,” we will contact you to obtain your updated
e-mail
address. If we are unable to obtain a valid
e-mail
address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.
Conflict with the 1940 Act
Our Declaration of Trust provides that, if and to the extent that any provision of Delaware law, or any provision of our Declaration of Trust conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

DETERMINATION OF NET ASSET VALUE
The NAV per share of a class of our outstanding Common Shares is determined monthly by dividing the value of total assets minus liabilities by the total number of that class of Common Shares outstanding at the date as of which the determination is made.
The Board recognizes that proper valuation of the Fund’s assets is critical to the operations of the Fund. Accordingly, the Board approved portfolio pricing procedures in light of the requirements of Section 2(a)(41) of the 1940 Act, Rule
2a-5
thereunder and positions of the SEC. The Board retains ultimate responsibility for oversight of the Fund’s valuation process. Notwithstanding the Board’s obligations under Section 2(a)(41) and Rule
2a-5,
the Board has designated FEIM as the “valuation designee” as that term is defined in Rule
2a-5.
The Board designated FEIM, as the valuation designee, to perform fair value determinations of the Fund’s assets by implementing valuation policies and procedures approved by the Board, subject to the oversight of the Board and the Board’s Audit Committee, and in compliance with the requirements of Rule
2a-5.
In calculating the value of our total assets, investments for which market quotations are readily available are valued using market quotations, which are generally obtained from an independent pricing service or one or more broker-dealers or market makers. Debt and equity securities for which market quotations are not readily available or are determined to be unreliable are valued at fair value as determined in good faith by FEIM. Because we expect that there will not be a readily available market value for many of the investments in our portfolio, we expect to value many of our portfolio investments at fair value as determined in good faith by FEIM with a documented valuation policy that is in accordance with GAAP and that has been reviewed and approved by our Board. FEIM will provide the Board and the Audit Committee with periodic reports, no less than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.
With respect to investments for which market quotations are not readily available, we undertake a multi-step valuation process each quarter, as described below:

1.
the Fund’s valuation process begins with each portfolio company or investment being initially valued by the investment professionals responsible for managing portfolio investments; concurrently therewith, on at least an annual basis, independent valuation firms are used to conduct independent appraisals of all investments for which market quotations are either not readily available or are determined to be unreliable unless the amount of an investment is immaterial;

2.
the preliminary valuation recommendation of the investment professionals and the applicable input of the independent valuation firms (the “Preliminary Valuation Data”) are then documented and reviewed with FEAC’s pricing professionals;

3.	the Preliminary Valuation Data are then discussed with, and approved by, the pricing committee of FEAC;

4.	FEIM’s valuation committee independently discusses the Preliminary Valuation Data and determines the fair value of each investment in good faith based on the Preliminary Valuation Data; and

5.	on a quarterly basis, a designee of FEIM’s valuation committee discusses the fair value determinations of each investment with the Audit Committee.
When we determine our NAV as of the last day of a month that is not also the last day of a calendar quarter, we intend to update the value of securities with reliable market quotations to the most recent market quotation. For securities without reliable market quotations, FEIM’s valuation team will generally value such assets at the most recent quarterly valuation unless FEAC determines that a significant observable change has occurred since the most recent quarter end with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). If FEAC determines such a change has occurred with respect to one or more investments, the relevant portfolio management team shall determine whether to recommend a change to the FEIM valuation committee and whether the applicable pricing professional will determine whether to engage an independent valuation firm for assistance. FEIM will then discuss and determine the fair value of such investment(s) in the Fund’s portfolio in good faith based on the input of any applicable respective independent valuation firms.
The types of factors that FEIM may take into account in fair value pricing the Fund’s investments include, as relevant, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flows, the markets in which the portfolio company does business, comparison to publicly traded securities and other relevant factors.
For cash flow debt investments, FEIM generally determines the fair value primarily using an income, or yield, approach that analyzes the discounted cash flows of interest and principal for the debt security, as set forth in the associated loan agreements, as well as the financial position and credit risk of each portfolio investment. FEIM’s estimate of the expected repayment date is generally the legal maturity date of the instrument. The yield analysis considers changes in leverage levels, credit quality, portfolio company performance and other factors. The enterprise value, a market approach, is used to determine the value of debt investments that are credit impaired, close to maturity or where the Fund also holds a controlling equity interest. The method for determining enterprise value uses a multiple analysis, whereby appropriate multiples are applied to the portfolio company’s revenues or net income before net interest expense, income tax expense, depreciation and amortization, or EBITDA.
For asset-based loans, FEIM generally determines the fair value using the liquidation approach that analyzes the underlying collateral of the loan, as set forth in the associated loan agreements and the borrowing base certificates. Liquidation valuations may be determined using a net orderly liquidation value, a forced liquidation value, or other methodology. Such liquidation values may be further reduced by certain reserves that may reduce the value of the collateral available to support the outstanding debt in a wind down scenario (the net realized value of the collateral).
For equity investments, an income and/or market approach is generally used to value equity investments for which there is no established public or private market. The market approach values an investment by examining observable market values for similar investments. The resulting valuation, although stated as a precise number, is necessarily within a range of values that vary depending upon the significance attributed to the various factors being considered. Some of these factors may include current market trading and/or transaction multiples, the portfolio company’s relative financial performance relative to public and private peer companies and leverage levels.
In addition, for certain debt investments, FEIM may base its valuation on indicative bid and ask prices provided by an independent third-party pricing service. Bid prices reflect the highest price that the Fund and others may be willing to pay. Ask prices represent the lowest price that the Fund and others may be willing to accept. FEIM generally uses the midpoint of the bid/ask range as its best estimate of fair value of such investment.
The Fund has adopted the authoritative guidance under GAAP for estimating the fair value of investments in investment companies that have calculated NAV per share in accordance with the specialized accounting guidance for investment companies. Accordingly, in circumstances in which NAV per share of an investment is determinative of fair value, the Fund estimates the fair value of an investment in an investment company using the NAV per share of the investment (or its equivalent) without further adjustment if the NAV per share of the investment is determined in accordance with the specialized accounting guidance for investment companies as of the reporting entity’s measurement date.
Investments at Fair Value
In circumstances in which NAV per share of an investment is determinative of fair value, FEIM estimates the fair value of an investment in an investment company using the NAV per share of the investment (or its equivalent) without further adjustment if the NAV per share of the investment is determined in accordance with the specialized accounting guidance for investment companies as of the reporting entity’s measurement date.
In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, we disclose the fair value of our investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

•	Level l—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•	Level 2—Quoted prices in markets that are not considered to be active or financial instruments for which significant inputs are observable, either directly or indirectly;

•	Level 3—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The level of an asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by management.
FEIM considers whether the volume and level of activity for the asset or liability have significantly decreased and identifies transactions that are not orderly in determining fair value. Accordingly, if FEIM determines that either the volume and/or level of activity for an asset or liability has significantly decreased (from normal conditions for that asset or liability) or price quotations or observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. Valuation techniques such as an income approach might be appropriate to supplement or replace a market approach in those circumstances.
Determinations in Connection with Offerings
In connection with certain offerings of Common Shares, our Board or one of its committees will be required to make the determination that we are not selling Common Shares at a price below the then-current NAV of our Common Shares at the time at which the sale is made. Our Board or the applicable committee will consider the following factors, among others, in making any such determination:

•	the NAV of our Common Shares most recently disclosed by us in the most recent periodic report that we filed with the SEC;

•
our Adviser’s assessment of whether any material change in the NAV of our Common Shares has occurred (including through the realization of gains on the sale of our portfolio securities) during the period beginning on the date of the most recently disclosed NAV of our Common Shares and ending two (2) days prior to the date of the sale of our Common Shares; and

•
the magnitude of the difference between the NAV of our Common Shares most recently disclosed by us and our investment adviser’s assessment of any material change in the NAV of our Common Shares since that determination, and the offering price of the Common Shares in the proposed offering.

Importantly, this determination will not require that we calculate the NAV of our Common Shares in connection with each offering of Common Shares, but instead it will involve the determination by our Board or a committee thereof that we are not selling Common Shares at a price below the then current NAV of our Common Shares at the time at which the sale is made or otherwise in violation of the 1940 Act.
These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section, and these records will be maintained with other records that we are required to maintain under the 1940 Act.

PLAN OF DISTRIBUTION
General
We are offering a maximum of $5,000,000,000 in Common Shares pursuant to this prospectus on a “best efforts” basis through the Intermediary Manager, a registered broker-dealer affiliated with the Advisers. Because this is a “best efforts” offering, the Intermediary Manager must only use its best efforts to sell the shares, which means that no underwriter, broker or other person will be obligated to purchase any shares. The Intermediary Manager is headquartered at 1345 Avenue of the Americas, New York, NY 10105.
The Fund intends that the Common Shares offered pursuant to this prospectus will not be listed on any national securities exchange, and none of the Advisers, the Intermediary Manager or the participating brokers intend to act as market-makers with respect to our Common Shares. Because no public market is expected for the shares, shareholders will likely have limited ability to sell their shares until there is a liquidity event for the Fund.
We are offering to the public three classes of Common Shares: Class S shares, Class D shares and Class I shares. We are offering to sell any combination of share classes with a dollar value up to the maximum offering amount. All investors must meet the suitability standards discussed in the section of this prospectus entitled “Suitability Standards.” The share classes have different ongoing shareholder servicing and/or distribution fees. The purchase price per share for each class of Common Shares sold in this offering will equal the NAV per share of the class, as of the effective date of the monthly share purchase date.
Class S shares are available through brokerage and transactional-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating intermediaries that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating intermediaries that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and trustees and their immediate family members, as well as officers and employees of the Advisers or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S or Class D shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged for a number of Class I shares with an equivalent NAV. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles. The minimum initial investment in Class S and Class D of our Common Shares is $2,500 per account. The minimum initial investment for Class I shares in this offering is $1,000,000 per account, unless waived by the Intermediary Manager, and may be waived for Class I Shares for certain wrap fee programs and investment advisory accounts if approved by the Intermediary Manager and for certain intermediaries that have entered into a relevant agreement with the Intermediary Manager. The minimum investments may be modified for current officers, trustees, directors, and employees of the Fund, First Eagle, the Adviser, the Subadviser, the Intermediary Manager, certain other subsidiaries of First Eagle, Blackstone, Corsair, employees of certain firms providing services to the Fund (such as the custodian and the shareholder servicing agent), and to the immediate family members of any such persons or to any trust, pension, profit-sharing or other benefit plan for only such persons. If you are eligible to purchase all three classes of shares, then in most cases you should purchase Class I shares because participating brokers will not charge transaction or other fees, including upfront placement fees or brokerage commissions, on Class I shares and Class I shares have no shareholder servicing and/or distribution fees, which will reduce the NAV or distributions of the other share classes. However, Class I shares will not receive shareholder services. Before making your investment decision, please consult with your investment advisor regarding your account type and the classes of Common Shares you may be eligible to purchase. Neither the Intermediary Manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in us.
The number of Common Shares we have registered pursuant to the registration statement of which this prospectus forms a part is the number that we reasonably expect to be offered and sold within two years from the initial effective date of the registration statement. Under applicable SEC rules, we may extend this offering one additional year if all of the shares we have registered are not yet sold within two years. With the filing of a registration statement for a subsequent offering, we may also be able to extend this offering beyond three years until the follow-on
registration statement is declared effective. Pursuant to this prospectus, we are offering to the public all of the shares that we have registered. Although we have registered a fixed dollar amount of our Common Shares, we intend effectively to conduct a continuous offering of an unlimited number of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415. In such a circumstance, the issuer may also choose to enlarge the continuous offering by including on such new registration statement a further amount of securities, in addition to any unsold securities covered by the earlier registration statement.
This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Purchase Price
Common Shares will be sold at the then-current NAV per share, as described in “Determination of Net Asset Value.” Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.
Underwriting Compensation
We entered into an Intermediary Manager Agreement with the Intermediary Manager, pursuant to which the Intermediary Manager agreed to, among other things, manage our relationships with third-party brokers engaged by the Intermediary Manager to participate in the distribution of Common Shares, which we refer to as “participating brokers,” and financial advisors. The Intermediary Manager also coordinates our marketing and distribution efforts with participating brokers and their registered representatives with respect to communications related to the terms of the offering, our investment strategies, material aspects of our operations and subscription procedures. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of our Common Shares.
Upfront Sales Loads
Neither the Fund nor the Intermediary Manager will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares; however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees or brokerage commissions on Class I shares.

Shareholder Servicing and/or Distribution Fees — Class S and Class D
The following table shows the shareholder servicing and/or distribution fees we pay the Intermediary Manager with respect to the Class S, Class D and Class I Common Shares on an annualized basis as a percentage of our NAV for such class. The shareholder servicing and/or distribution fees will be paid monthly in arrears, calculated using the NAV of the applicable class as of the beginning of the first calendar day of the month.

Shareholder Servicing and/or Distribution Fee as a % of NAV
Class S shares	0.85%
Class D shares	0.25%
Class I shares	—
Subject to FINRA and other limitations on underwriting compensation described in “—Limitations on Underwriting Compensation” below, we will pay a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares and a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fee will be paid with respect to the Class I shares.
The shareholder servicing and/or distribution fees will be paid monthly in arrears. The shareholder servicing and/or distribution fees are similar to sales commissions. The distribution and servicing expenses borne by the participating brokers may be different from and/or substantially less than the amount of shareholder servicing and/or distribution fees charged. The Intermediary Manager will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers. The Intermediary Manager will not reallow (pay) shareholder servicing and/or distribution fees to any broker that is not eligible to receive such fees as a result of a failure to perform under the applicable agreement with such broker. All or a portion of the shareholder servicing and/or distribution fee may be used to pay for sub-transfer
agency and
sub-accounting
services that are not required to be paid pursuant to the shareholder servicing and/or distribution fees under FINRA rules. The Fund also may pay for these sub-transfer
agency and
sub-accounting
services outside of the shareholder servicing and/or distribution fees and its Distribution and Service Plan. Because the shareholder servicing and/or distribution fees with respect to Class S shares and Class D shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under our DRIP.
Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a broker providing the following ongoing services with respect to the Class S or Class D shares, including, but not limited to: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If a broker is not eligible to receive the shareholder servicing and/or distribution fee due to failure to perform under the applicable agreement, the Intermediary Manager will not reallow (pay) the shareholder servicing and/or distribution fee to such broker that the broker otherwise would have been eligible to receive. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase. A broker is not required to provide these services to Class I shares, which have no shareholder servicing and/or distribution fees.
Other Compensation
We and/or the Advisers may also pay directly, or reimburse the Intermediary Manager if the Intermediary Manager pays on our behalf, any organizational and offering expenses (other than any upfront selling commissions and shareholder servicing and/or distribution fees).

Limitations on Underwriting Compensation
We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares; (ii) our merger or consolidation with or into another entity; or the sale or other disposition of all or substantially all of our assets; or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.
In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Intermediary Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Intermediary Manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such Class S or Class D shares.
This offering is being made in compliance with FINRA Rule 2310. Under the rules of FINRA, all items of underwriting compensation, including, without limitation, any upfront selling commissions, Intermediary Manager fees, reimbursement fees for bona fide due diligence expenses, training and education expenses, reimbursement of certain expenses, transaction based and non-transaction
based compensation paid to registered persons associated with the Intermediary Manager in connection with the wholesaling of our offering, issued securities deemed underwriting compensation and all other forms of underwriting compensation will not exceed 10% of the gross offering proceeds (excluding shares purchased through our DRIP). FEIM purchased 4,000 Class I shares on April 28, 2023 at a per share price of $25.00. FEIM has acquired an additional 414 Class I shares through our DRIP on various dates at a weighted average per share price of $24.23. First Eagle Leadership, LLC indirectly acquired an economic interest in approximately 106,820 Class I shares on July 10, 2023, October 6, 2023 and March 1, 2024 at a per share price of $25.00, $24.14 and $24.29, respectively, but we have repurchased 20,259 of such shares as of December 31, 2024. Pursuant to Rule 5110 such shares are an item of value that is deemed by FINRA to be included in the total underwriting compensation for this offering. Any difference between the purchase price and the public offering price of any Class I shares will be included when calculating the 10% compensation cap under FINRA Rule 2310.
Term of the Intermediary Manager Agreement
Either party may terminate the Intermediary Manager Agreement upon sixty (60) days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the Intermediary Manager Agreement. The Intermediary Manager Agreement also may be terminated, without the payment of any penalty, by vote of a majority of the Fund’s trustees who are not “interested persons,” as defined in the 1940 Act, of the Fund and who have no direct or indirect financial interest in the operation of the Fund’s distribution plan or the Intermediary Manager Agreement or by vote of a majority of the outstanding voting securities of the Fund, on not more than sixty (60) days’ written notice to the Intermediary Manager or the Adviser. The Intermediary Manager Agreement will automatically terminate in the event of its assignment, as defined in the 1940 Act. As discussed above, the Intermediary Manager Agreement is expected to terminate upon the closing of the majority investment in First Eagle Holdings, Inc. by funds managed by Genstar Capital. Our obligations under the Intermediary Manager Agreement to pay the shareholder servicing and/or distribution fees with respect to the Class S and Class D shares distributed in this offering as described therein shall survive termination of the agreement until such shares are no longer outstanding.
Indemnification of Participating Brokers and the Intermediary Manager
To the extent permitted by law, the Omnibus Guidelines and our Declaration of Trust, we will indemnify the participating brokers and the Intermediary Manager against some civil liabilities, including certain liabilities under the Securities Act, and liabilities arising from an untrue statement of material fact contained in, or omission to state a material fact in, this prospectus or the registration statement of which this prospectus is a part, blue sky applications or approved sales literature.
Supplemental Sales Material
In addition to this prospectus, we will use sales material in connection with the offering of shares, although only when accompanied by or preceded by the delivery of this prospectus. Some or all of the sales material may not be available in certain jurisdictions. This sales material may include information relating to this offering, the past performance of the Advisers and their affiliates. In addition, the sales material may contain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.
We are offering shares only by means of this prospectus. Although the information contained in the sales material will not conflict with any of the information contained in this prospectus, the sales material does not purport to be complete and should not be considered as a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference in this prospectus or the registration.
Share Distribution Channels and Special Discounts
We expect our Intermediary Manager to use multiple distribution channels to sell our shares. These channels may charge different brokerage fees for purchases of our shares. Our Intermediary Manager is expected to engage participating brokers in connection with the sale of the shares of this offering in accordance with participating broker agreements.
Offering Restrictions
Notice to
Non-U.S.
Investors
The Common Shares described in this prospectus have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside the United States except as otherwise described in this prospectus. To the extent you are a citizen of, or domiciled in, a country or jurisdiction outside the United States, please consult with your advisors before purchasing or disposing of shares.

HOW TO SUBSCRIBE
You may buy or request that we repurchase Common Shares through your financial advisor, a participating broker or other financial intermediary that has a selling agreement with the Intermediary Manager. Because an investment in our Common Shares involves many considerations, your financial advisor or other financial intermediary may help you with this decision. Due to the illiquid nature of investments in originated loans, our Common Shares are only suitable as a long-term investment. Because there is no public market for our Common Shares, shareholders may have difficulty selling their shares if we choose to offer to repurchase only some, or even none, of the shares that investors desire to have repurchased in a particular quarter, or if our Board modifies, suspends or terminates the share repurchase program.
Investors who meet the suitability standards described herein may purchase Common Shares. See “Suitability Standards” in this prospectus. Investors seeking to purchase Common Shares must proceed as follows:

•	Read this entire prospectus and any appendices and supplements accompanying this prospectus.

•
Complete the execution copy of the Subscription Agreement. A specimen copy of the Subscription Agreement, including instructions for completing it, is included in this prospectus as Appendix A. Subscription agreements may be executed manually or by electronic signature except where the use of such electronic signature has not been approved by the Intermediary Manager. Should you execute the Subscription Agreement electronically, your electronic signature, whether digital or encrypted, included in the Subscription Agreement is intended to authenticate the Subscription Agreement and to have the same force and effect as a manual signature.

•
Deliver a check, submit a wire transfer, instruct your broker to make payment from your brokerage account or otherwise deliver funds for the full purchase price of the Common Shares being subscribed for along with the completed Subscription Agreement to the participating broker. Checks should be made payable, or wire transfers directed, to “First Eagle Private Credit Fund.” For Class S and Class D shares, after you have satisfied the applicable minimum purchase requirement of $2,500, additional purchases must be in increments of $500. For Class I shares, after you have satisfied the applicable minimum purchase requirement of $1,000,000, additional purchases must be in increments of $500, unless such minimums are waived by the Intermediary Manager. The minimum subsequent investment does not apply to purchases made under our DRIP.

•
By executing the Subscription Agreement and paying the total purchase price for the Common Shares subscribed for, each investor attests that he or she meets the suitability standards as stated in the Subscription Agreement and agrees to be bound by all of its terms. Certain participating brokers may require additional documentation.

A sale of the shares to a subscriber may not be completed until at least five (5) business days after the subscriber receives our final prospectus. Subscriptions to purchase our Common Shares may be made on an ongoing basis, but investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed Subscription Agreement in good order, including satisfying any additional requirements imposed by the subscriber’s broker, and payment of the full purchase price of our Common Shares being subscribed at least five (5) business days prior to the first day of the month (unless waived by the Intermediary Manager).
For example, if you wish to subscribe for Common Shares in October, your subscription request must be received in good order at least five (5) business days before November 1. Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable but not later than seven (7) business days after the Fund’s NAV as of October 31 is determined and credited to the shareholder’s account, together with information relevant for personal and tax records. While a shareholder will not know our NAV applicable on the effective date of the share purchase, we expect that our NAV applicable to a purchase of shares will be available generally within twenty (20) business days after the effective date of the share purchase; at that time, the number of shares based on that NAV and each shareholder’s purchase will be determined and shares are credited to the shareholder’s account as of the effective date of the share purchase. In this example, if accepted, your subscription would be effective on the first calendar day of November.
If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn as described below, we will return the Subscription Agreement and the related funds, without interest or deduction, within ten (10) business days after such rejection, cancellation or withdrawal. Common Shares purchased by a fiduciary or custodial account will be registered in the name of the fiduciary account and not in the name of the beneficiary. If you place an order to buy shares and your payment is not received and collected, your purchase may be canceled and you could be liable for any losses or fees we have incurred.
You have the option of placing a transfer on death (TOD), designation on your shares purchased in this offering. A TOD designation transfers the ownership of the shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right to survivorship of the shares. If you would like to place a TOD designation on your shares, you must check the TOD box on the Subscription Agreement and you must complete and return a TOD form, which you may obtain from your financial advisor, in order to effect the designation.
Purchase Price
Common Shares are sold at the then-current NAV per share, as described in “Determination of Net Asset Value.” Each class of Common Shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.
If you participate in our DRIP, the cash distributions attributable to the class of shares that you purchase in our primary offering will be automatically invested in additional shares of the same class. The purchase price for shares purchased under our DRIP will be equal to the most recent available NAV per share for such shares at the time the distribution is payable.
We will generally adhere to the following procedures relating to purchases of Common Shares in this continuous offering:

•
On each business day, our transfer agent will collect purchase orders. Notwithstanding the submission of an initial purchase order, we can reject purchase orders for any reason, even if a prospective investor meets the minimum suitability requirements outlined in our prospectus. Investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed Subscription Agreement in good order and payment of the full purchase price of our Common Shares being subscribed at least five (5) business days prior to the first day of the month. If a purchase order is received less than five (5) business days prior to the first day of the month, unless waived by the Intermediary Manager, the purchase order will be executed in the next month’s closing at the transaction price applicable to that month. As a result of this process, the price per share at which your order is executed may be different than the price per share for the month in which you submitted your purchase order.

•
Generally, within twenty (20) business days after the first calendar day of each month, we will determine our NAV per share for each share class as of the last calendar day of the immediately preceding month, which will be the purchase price for shares purchased with that effective date.

•	Completed subscription requests will not be accepted by us before two (2) business days before the first calendar day of each month.

•
Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted as described in the previous sentence. You may withdraw your purchase request by notifying the transfer agent, SS&C, through your financial intermediary or directly on our toll-free, automated telephone line,
1-800-913-3124.

•
You will receive a confirmation statement of each new transaction in your account as soon as practicable but generally not later than seven (7) business days after the shareholder transactions are settled when the applicable NAV per share is determined. The confirmation statement will include information on how to obtain information we have filed with the SEC and made publicly available on our website, www.FEPCF.com, including supplements to the prospectus.

The NAV per share may vary significantly from one month to the next. Through our website at www.FEPCF.com, you will have information about the most recent NAV per share. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.
In contrast to securities traded on an exchange or
over-the-counter,
where the price often fluctuates as a result of, among other things, the supply and demand of securities in the trading market, our NAV will be calculated once monthly using our valuation methodology, and the price at which we sell new shares and repurchase outstanding shares will not change depending on the level of demand by investors or the volume of requests for repurchases.

SHARE REPURCHASE PROGRAM
We do not intend to list our Common Shares on a securities exchange, and we do not expect there to be a public market for our Common Shares. As a result, if you purchase our Common Shares, your ability to sell your Common Shares will be limited.
We have implemented a share repurchase program in which we intend to offer to repurchase, in each quarter, up to 5% of our Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the previous calendar quarter. Our Board may amend or suspend the share repurchase program if in its reasonable judgment it deems such action to be in our best interest and the best interest of our shareholders. As a result, share repurchases may not be available each quarter, such as when a repurchase offer would place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Fund that would outweigh the benefit of the repurchase offer. We intend to conduct such repurchase offers in accordance with the requirements of Rule
13e-4
promulgated under the Exchange Act and the 1940 Act. All common shareholders will be given at least twenty (20) full business days to elect to participate in such share repurchases. All Common Shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued Common Shares. Any repurchases of the Adviser’s and affiliate shares will be on the same terms and subject to the same limitations as other shareholders. The mechanics of our share repurchase program may change in the future, due to decisions made by our Board or changes in applicable law or guidance from the staff of the SEC.
Under our share repurchase program, to the extent we offer to repurchase Common Shares in any particular quarter, we expect to repurchase Common Shares pursuant to quarterly tender offers (such date of the offer, the “Repurchase Date”) using a purchase price equal to the NAV per share as of the last calendar day of the applicable month designated by our Board, except that Common Shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an “Early Repurchase Deduction”)
.
The
one-year
holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.
We may, from time to time, waive the Early Repurchase Deduction in respect of repurchase of Common Shares resulting from the death, qualifying disability (as such term is defined in Section 72(m)(7) of the Code) or divorce of a shareholder who is a natural person, including Common Shares held by such shareholder through a trust or an IRA or other retirement or profit-sharing plan, after (i) in the case of death, receiving written notice from the estate of the shareholder, the recipient of the Common Shares through bequest or inheritance, or, in the case of a trust, the trustee of such trust, who shall have the sole ability to request repurchase on behalf of the trust, (ii) in the case of qualified disability, receiving written notice from such shareholder, provided that the condition causing the qualifying disability was not pre-existing
on the date that the shareholder became a shareholder or (iii) in the case of divorce, receiving written notice from the shareholder of the divorce and the shareholder’s instructions to effect a transfer of the Common Shares (through the repurchase of the Common Shares by us and the subsequent purchase by the shareholder) to a different account held by the shareholder (including trust or an IRA or other retirement or profit-sharing plan). We must receive the written repurchase request within twelve (12) months after the death of the shareholder, the initial determination of the shareholder’s disability or divorce in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death, disability or divorce of a shareholder. In the case of death, such a written request must be accompanied by a certified copy of the official death certificate of the shareholder. If spouses are joint registered holders of shares, the request to have the Common Shares repurchased may be made if either of the registered holders dies or acquires a qualified disability. If the shareholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right to waiver of the Early Repurchase Deduction upon death, disability or divorce does not apply.
In addition, our Common Shares are sold to certain feeder vehicles primarily created to hold the Fund’s Common Shares that in turn offer interests in such feeder vehicles to
non-U.S.
persons. For such feeder vehicles

and similar arrangements in certain markets, we may not apply the Early Repurchase Deduction to repurchase requests made by the feeder vehicles, including because of administrative or systems limitations.
You may tender all of the Common Shares that you own. If you are a participant in the Fund’s DRIP and elect to tender your Common Shares in full, your participation in the DRIP will be terminated as of the expiration date of the applicable tender offer; as a result, any distributions owed to you after the expiration of the applicable tender will be deemed part of your request that the Fund purchase all of the Common Shares that you own as part of your prior tender. Any distributions to be paid to you on or after the expiration date will be paid in cash on the scheduled distribution payment date.
In the event the amount of Common Shares tendered exceeds the repurchase offer amount, Common Shares will be repurchased on a pro rata basis subject to the requirements and exemptions of Rule
13e-4
under the Exchange Act. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable. We will have no obligation to repurchase shares tendered by a specific shareholder if the repurchase would violate the restrictions on distributions under federal law or Delaware law. The limitations and restrictions described above may prevent us from accommodating all repurchase requests made in any quarter. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market.
We will offer to repurchase Common Shares on such terms as may be determined by our Board in its complete and absolute discretion unless, in the judgment of our Independent Trustees, such repurchases would not be in the best interests of our shareholders or would violate applicable law. There is no assurance that our Board will exercise its discretion to offer to repurchase Common Shares or that there will be sufficient funds available to accommodate all of our shareholders’ requests for repurchase. As a result, we may repurchase less than the full amount of Common Shares that you request to have repurchased. If we do not repurchase the full amount of your Common Shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we underperform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act. Shareholders will not pay a fee to us in connection with our repurchase of Common Shares under the share repurchase program.
The Fund will repurchase Common Shares from shareholders pursuant to written tenders on terms and conditions that the Board determines to be fair to the Fund and to all shareholders. When the Board determines that the Fund will repurchase shares, notice will be provided to shareholders describing the terms of the offer, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their Common Shares during the period that a repurchase offer is open may obtain the Fund’s most recent NAV per share on our website at: www.FEPCF.com. However, our repurchase offers will generally use the NAV as of the close of the last calendar day of the applicable month designated by our Board, subject to the Early Repurchase Deduction, which will not be available until after the expiration of the applicable tender offer.
Repurchases of Common Shares from shareholders by the Fund will be paid in cash promptly after the determination of the relevant NAV per share is finalized. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of Common Shares from shareholders by the applicable repurchase offer deadline. The Fund does not impose any charges in connection with repurchases of shares. All Common Shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.
The majority of our assets will consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. In order to provide liquidity for share repurchases, we intend to generally maintain under normal circumstances an allocation to broadly syndicated loans and other liquid investments. We may fund repurchase requests from sources other than cash flow from operations, including the sale of assets, borrowings, return of capital or offering proceeds, and although we generally expect to fund distributions from cash flow from operations we have not established any limits on the amounts we may pay from such sources.
Should making repurchase offers, in the Board’s judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our Common Shares is in the best interests of the Fund as a whole, then we may choose to offer to repurchase fewer Common Shares than described above, or none at all.
Payment for repurchased Common Shares may require us to liquidate portfolio holdings earlier than our Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. Our Adviser intends to take measures, subject to policies as may be established by our Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of shares.

DIVIDEND REINVESTMENT PLAN
We have adopted an “opt out” DRIP, pursuant to which we will reinvest all cash dividends declared by the Board on behalf of our shareholders who do not elect to receive their dividends in cash as provided below. As a result, if the Board authorizes, and we declare, a cash dividend or other distribution, then our shareholders who have not opted out of our DRIP will have their cash distributions automatically reinvested in additional Common Shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.
No action is required on the part of a registered shareholder to have his, her or its cash dividend or other distributions reinvested in our shares, except shareholders in certain states. Shareholders can elect to “opt out” of the Fund’s DRIP in their subscription agreements (other than Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our DRIP). Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our DRIP will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional Common Shares. Ohio residents that own Class S or Class D Shares are not eligible to participate in the dividend reinvestment plan. If you participate in our dividend reinvestment plan, the cash distributions attributable to the class of shares that you own will be automatically invested in additional Common Shares. Participants may terminate their participation in the DRIP by providing written notice to the Plan Administrator (defined below) five (5) business days in advance of the first calendar day of the next month in order for a shareholder’s termination to be effective for such month. There will be no up-front
selling commissions or managing dealer fees to you if you participate in the dividend reinvestment plan. We will pay the plan administrator fees under the plan.
If any shareholder initially elects not to participate, they may later become a participant by subsequently completing and executing an enrollment form or any distribution authorization form as may be available from the Fund or SS&C (the “
Plan Administrator
”). Participation in the DRIP will begin with the next distribution payable after acceptance of a participant’s subscription, enrollment or authorization. Shares will be purchased under the DRIP as of the first calendar day of the month following the record date of the distribution.
If a shareholder seeks to terminate its participation in the DRIP, notice of termination must be received by the Plan Administrator five (5) business days in advance of the first calendar day of the next month in order for a shareholder’s termination to be effective for such month. Any transfer of shares (i) by a participant to a non-participant
or (ii) that results in FEF Distributors, LLC becoming the broker of record will terminate participation in the DRIP with respect to the transferred shares. If a participant elects to tender its Common Shares in full, any shares issued to the participant under the Plan subsequent to the expiration of the tender offer will be considered part of the participant’s prior tender, and participant’s participation in the Plan will be terminated as of the valuation date of the applicable tender offer. Any distributions to be paid to such shareholder on or after such date will be paid in cash on the scheduled distribution payment date.
If you elect to opt out of the DRIP, you will receive any distributions we declare in cash. There will be no upfront selling commissions or Intermediary Manager fees charged to you if you participate in the DRIP. We will pay the Plan Administrator fees under the DRIP. If your shares are held by a broker or other financial intermediary, you may change your election by notifying your broker or other financial intermediary of your election.
Any purchases of our shares pursuant to our DRIP are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state.

The purchase price for shares issued under our DRIP will be equal to the most recent available NAV per share for such shares at the time the distribution is payable. Common Shares issued pursuant to our DRIP will have the same voting rights as the Common Shares offered pursuant to this prospectus.
For additional discussion regarding the tax implications of participation in the dividend reinvestment plan, see “Certain U.S. Federal Income Tax Considerations.” Additional information about the dividend reinvestment plan may be obtained by contacting the Plan Administrator, SS&C, for First Eagle Private Credit Fund at
1-800-913-3124.

REGULATION
The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.
Qualifying Assets
Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as “Qualifying Assets,” unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company’s total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:

(1)
Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company (as defined below), or from any person who is, or has been during the preceding 13 months, an affiliated person of an Eligible Portfolio Company, or from any other person, subject to such rules as may be prescribed by the SEC. An “Eligible Portfolio Company” is defined in the 1940 Act as any issuer which:

(a)	is organized under the laws of, and has its principal place of business in, the United States;

(b)
is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

(c)	satisfies any of the following:

(i)	does not have any class of securities that is traded on a national securities exchange;

(ii)	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

(iii)	is controlled by a BDC or a group of companies, including a BDC and the BDC has an affiliated person who is a director of the Eligible Portfolio Company; or

(iv)	is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

(2)	Securities of any Eligible Portfolio Company controlled by the Fund.

(3)
Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)
Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and the Fund already owns 60% of the outstanding equity of the Eligible Portfolio Company.

(5)	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6)	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.
In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Significant Managerial Assistance
A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its trustees, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.
Exemptive Relief
The 1940 Act generally prohibits BDCs from making certain negotiated co-investments
with affiliates absent an order from the SEC permitting the BDC to do so. The SEC granted the Advisers an exemptive order that will allow us to co-invest
in portfolio companies with Affiliated Funds and Proprietary Accounts of FEAC or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with certain conditions of the
Co-Investment
Order. Pursuant to the
Co-Investment
Order, we are permitted to
co-invest
with Affiliated Funds and/or Proprietary Accounts if, among other things, a “required majority” (as defined in Section 57(o) of the 1940 Act) of our Independent Trustees make certain conclusions in connection with a co-investment
transaction, including that:

(1)
the terms of the transactions, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned, and

(2)	the transaction is consistent with the interests of our shareholders and is consistent with our investment objectives and strategies.
Pursuant to such
Co-Investment
Order, the Fund’s Board may establish Board Criteria clearly defining co-investment
opportunities in which the Fund will have the opportunity to participate with one or more FE Fund, and other public or private funds managed by the Advisers that target similar assets. If an investment falls within the Board Criteria, FEAC must offer an opportunity for the FE Funds to participate. A FE Fund may determine to participate or not to participate, depending on whether FEAC determines that the investment is appropriate for the FE Funds (e.g., based on investment strategy). If FEAC determines that such investment is not appropriate for us, the investment will not be allocated to us, but FEAC will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board at the next quarterly board meeting. The Fund, the Advisers and certain Affiliated Funds have applied for an updated form of relief, which offers certain additional benefits for the Fund and its Affiliated Funds and would supersede the current relief if granted by the SEC.
Temporary Investments
Pending investment in other types of Qualifying Assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to herein, collectively, as temporary investments, so that 70% of our assets would be Qualifying Assets.

Warrants
Under the 1940 Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC’s total outstanding shares.
Leverage and Senior Securities; Coverage Ratio
We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the 1940 Act, would at least equal 150% immediately after each such issuance. On April 28, 2023, our sole shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act and such election became effective the following day. In addition, while any senior securities remain outstanding, we will be required to make provisions to prohibit any dividend distribution to our shareholders or the repurchase of such securities or Common Shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We will also be permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities.
We have entered into the Credit Facility and the BSL Credit Facility and may establish additional credit facilities or enter into other financing arrangements to facilitate investments and the timely payment of our expenses. It is anticipated that any such credit facilities will bear interest at floating rates at to-be-determined
spreads over SOFR or another reference rate. We cannot assure shareholders that we will be able to enter into a future credit facility on favorable terms or at all. Shareholders will indirectly bear the costs associated with any borrowings under a credit facility or other financing arrangement. In connection with the Credit Facility, the Loan Agreement, a future credit facility or other borrowings, lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask to comply with positive or negative covenants that could have an effect on our operations. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts. Please see “Risk Factors—Risks Related to Debt Financing.” for a discussion of the risks of the Credit Facility and Loan Agreement and credit facilities in general and “Use of Proceeds” for discussion of the material terms of the Credit Facility and Loan Agreement.
We may also create leverage by securitizing our assets (including in CLOs) and retaining the equity portion of the securitized vehicle. We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions.
Fund of Funds
The Fund may invest in affiliated or unaffiliated investment companies in reliance on Rule
12d1-4
of the 1940 Act, subject to certain control conditions and other requirements. The control conditions in Rule
12d1-4
do not apply to the Fund’s investments in other funds that are part of the same “group of investment companies,” which for these purposes include First Eagle Global Fund, First Eagle Overseas Fund, First Eagle U.S. Value Fund, First Eagle Gold Fund, First Eagle Global Income Builder Fund, First Eagle High Yield Municipal Fund, First Eagle Short Duration High Yield Municipal Fund, First Eagle Rising Dividend Fund, First Eagle Small Cap Opportunity Fund, First Eagle U.S. Smid Cap Opportunity Fund, First Eagle Global Real Assets Fund, First Eagle Overseas Variable Fund, First Eagle Credit Opportunities Fund and First Eagle Global Opportunities Fund (the “
Group Funds
”). The Group Funds are managed by the Adviser.
Code of Ethics
We have adopted a code of ethics pursuant to Rule
17j-1
under the 1940 Act. We have also approved our Advisers’ codes of ethics under Rule
17j-1
under the 1940 Act and Rule
204A-1
of the Advisers Act. These

codes establish procedures for personal investments and restrict certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts so long as such investments are made in accordance with the code’s requirements. Our code of ethics and code of business conduct are available on the EDGAR Database on the SEC’s internet site at http://www.sec.gov.
Privacy Principles
We are committed to maintaining the privacy of shareholders and to safeguarding our non-public
personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.
Generally, we do not receive any nonpublic personal information relating to our shareholders, although certain nonpublic personal information of our shareholders may become available to us. We do not disclose any nonpublic personal information about our shareholders or former shareholders to anyone, except as permitted by law or as is necessary in order to service shareholder accounts (for example, to a transfer agent or third-party administrator).
We restrict access to nonpublic personal information about our shareholders to our investment adviser’s employees with a legitimate business need for the information. We maintain physical, electronic and procedural safeguards designed to protect the nonpublic personal information of our shareholders.
Proxy Voting Policies and Procedures
We have delegated our proxy voting responsibility to the Adviser. The Adviser in turn has delegated this authority to FEAC, which has adopted policies and procedures (collectively, the “
Proxy Voting Policies and Procedures
”) regarding the voting of such proxies, which policies have been reviewed and approved by the Board as appropriate to their management of the Fund’s assets. The Proxy Voting Policies and Procedures of FEAC are set forth below. The guidelines are reviewed periodically by the Adviser and our Independent Trustees, and, accordingly, are subject to change.
Introduction
FEAC is registered as an investment adviser under the Advisers Act. As an investment adviser registered under the Advisers Act, FEAC has fiduciary duties to us. As part of this duty, FEAC recognizes that it must vote client securities in a timely manner free of conflicts of interest and in our best interests and the best interests of our shareholders. FEAC’s Proxy Voting Policies and Procedures have been formulated to ensure decision-making consistent with these fiduciary duties.
These policies and procedures for voting proxies for our investment advisory clients are intended to comply with Section 206 of, and Rule
206(4)-6
under, the Advisers Act.
Proxy Policies
FEAC evaluates routine proxy matters, such as proxy proposals, amendments or resolutions on a case-by-case
basis. Routine matters are typically proposed by management and FEAC will normally support such matters so long as they do not measurably change the structure, management control, or operation of the corporation and are consistent with industry standards as well as the corporate laws of the state of incorporation.
FEAC also evaluates
non-routine
matters on a
case-by-case
basis.
Non-routine
proposals concerning social issues are typically proposed by shareholders who believe that the corporation’s internally adopted policies are ill-advised
or misguided. If FEAC has determined that management is generally socially responsible, FEAC will generally vote against these types of non-routine
proposals.
Non-routine
proposals, to the extent they occur,

concerning financial or corporate issues are usually offered by management and seek to change a corporation’s legal, business or financial structure. FEAC will generally vote in favor of such proposals provided the position of current shareholders is preserved or enhanced.
Non-routine
proposals concerning shareholder rights are made regularly by both management and shareholders. They can be generalized as involving issues that transfer or realign board or shareholder voting power. FEAC typically would oppose any proposal aimed solely at thwarting potential takeovers by requiring, for example, supermajority approval. At the same time, FEAC believes stability and continuity promote profitability. FEAC’s guidelines in this area seek a middle road and individual proposals will be carefully assessed in the context of their particular circumstances.
Although the Fund considers ESG factors throughout its investment process, FEAC’s proxy voting policy does not dictate any particular course of action with respect to proposals related to ESG matters, except as addressed above. FEAC’s evaluation of ESG factors alongside its fundamental credit research are expected to inform the decision-making process set forth above.
If a vote may involve a material conflict of interest, prior to approving such vote, FEAC must consult with its Chief Compliance Officer to determine whether the potential conflict is material and if so, the appropriate method to resolve such conflict. Such methods may include voting in accordance with the recommendation of a third party, proxy voting service providers pursuant to pre-determined
voting guidelines or, in certain circumstances, consultation with the Board. FEAC may abstain from voting from time to time when it determines that the costs associated with voting a proxy outweigh the benefits derived from exercising the right to vote or in other situations where voting may not be practical or desirable. These conflicts procedures are intended to reduce, but they will not necessarily eliminate, any influence on the proxy voting by conflicts of interest. If the conflict is determined not to be material, FEAC’s employees shall vote the proxy in accordance with FEAC’s proxy voting policy.
Proxy Voting Records
You may obtain information about how we voted proxies by making a written request for proxy voting information to: c/o General Counsel and Secretary of the Fund, 1345 Avenue of the Americas, New York, NY 10105.
Other
We will be periodically examined by the SEC for compliance with the 1940 Act.
We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we are prohibited under the 1940 Act from protecting any trustee or officer against any liability to our shareholders arising from willful misfeasance, willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.
We are also required to designate a Chief Compliance Officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.
We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.
Our internet address is www.FEPCF.com. We make available free of charge on our website our annual report on Form
10-K,
quarterly reports on Form
10-Q,
current reports on Form
8-K,
proxy statement and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and the ownership and disposition of our Common Shares. This discussion does not purport to be complete or to deal with all aspects of U.S. federal income taxation that may be relevant to shareholders in light of their particular circumstances. Unless otherwise noted, this discussion applies only to U.S. shareholders that hold our Common Shares as capital assets. A U.S. shareholder is a shareholder who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a U.S. corporation, (iii) a trust if it (a) is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has made a valid election to be treated as a U.S. person, or (iv) any estate the income of which is subject to U.S. federal income tax regardless of its source. This discussion is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion does not represent a detailed description of the U.S. federal income tax consequences relevant to special classes of taxpayers, including, without limitation, financial institutions, insurance companies, partnerships or other pass-through entities (or investors therein), U.S. shareholders whose “functional currency” is not the U.S. dollar, tax-exempt
organizations, dealers in securities or currencies, traders in securities or commodities that elect mark-to-market treatment, persons that hold our Common shares as part of a trade or business, or persons that will hold our Common Shares as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address the application of the Medicare tax on net investment income, any U.S. federal minimum tax, any U.S. federal estate or gift tax consequences or any tax consequences attributable to persons being required to accelerate the recognition of any item of gross income with respect to our Common Shares as a result of such income being recognized on an applicable financial statement. Prospective investors should consult their tax advisers with regard to the U.S. federal tax consequences of the ownership, or disposition of our Common Shares, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.
Taxation as a RIC
The Fund elected to be treated, and intends to qualify each taxable year thereafter, as a RIC under Subchapter M of the Code.
To qualify for the favorable tax treatment accorded to RICs under Subchapter M of the Code, the Fund must, among other things: (1) have an election in effect to be treated as a BDC under the 1940 Act at all times during each taxable year; (2) have filed with its return for the taxable year an election to be a RIC or have made such election for a previous taxable year; (3) derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock or securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies; and (b) net income derived from an interest in certain publicly-traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each, a “
Qualified Publicly-Traded Partnership
”); and (4) diversify its holdings so that, at the end of each quarter of each taxable year of the Fund (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities and securities of other RICs, and other securities for purposes of this calculation limited, in respect of any one issuer to an amount not greater in value than 5% of the value of the Fund’s total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Fund’s total assets is invested in the securities (other than U.S. government securities or securities of other RICs) of (I) any one issuer, (II) any two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly-Traded Partnerships (described in 3(b) above).

As a RIC, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but determined without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders, provided that it distributes at least 90% of the sum of its investment company taxable income and its net tax-exempt
interest income for such taxable year. Generally, the Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gains, if any.
Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax. To prevent imposition of the excise tax, the Fund must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year, (ii) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year
period generally ending October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For these purposes, the Fund will be deemed to have distributed any income or gains on which it paid U.S. federal income tax.
A distribution will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.
If the Fund failed to qualify as a RIC or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income (including net capital gain), even if such income were distributed to its shareholders, and all distributions out of earnings and profits would be taxed to shareholders as ordinary dividend income. Such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate
shareholders, subject to applicable holding period and other requirements and (ii) for the dividends received deduction in the case of corporate shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.
The remainder of this discussion assumes that the Fund qualifies as a RIC for each taxable year.
Distributions
Distributions by the Fund to shareholders of ordinary income (including “market discount” realized by the Fund on the sale of debt securities), and of net short-term capital gains, if any, realized by the Fund will generally be taxable to shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the shareholder has owned our Common Shares. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a shareholder as a return of capital which will be applied against and reduce the shareholder’s basis in its Common Shares. To the extent that the amount of any such distribution exceeds the shareholder’s basis in its Common Shares, the excess will be treated by the shareholder as gain from a sale or exchange of the Common Shares. Due to the nature of our expected investments, distributions paid by the Fund generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate
shareholders.
Generally, distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Common Shares pursuant to the DRIP. Shareholders receiving distributions in the form of additional Common Shares of the Fund will generally be treated as receiving a distribution in the amount of cash that they would have received if they had elected to receive the distribution in cash. The additional Common Shares received by a shareholder pursuant to the DRIP will have a new holding period commencing on the day following the day on which the Common Shares were credited to the shareholder’s account.
The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, the Fund may designate the retained amount as undistributed capital gains in a notice to its shareholders, who will be treated as if each received a distribution of its pro rata share of such gain, with the result that each shareholder will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for its shares by an amount equal to the deemed distribution less the tax credit.
The IRS currently requires that a RIC that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income and capital gains) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Fund issues preferred shares, the Fund intends to allocate capital gain dividends, if any, between its Common Shares and preferred shares in proportion to the total dividends paid to each class with respect to such tax year. Shareholders will be notified annually as to the U.S. federal tax status of distributions.
Dispositions of Common Shares
As described in this prospectus, your ability to sell Common Shares is limited. Upon the sale, exchange or other taxable disposition of our Common Shares (except pursuant to a repurchase by the Fund, as described below), a shareholder will generally realize a capital gain or loss in an amount equal to the difference between the amount realized and the shareholder’s adjusted tax basis in the Common Shares. Such gain or loss will be long-term or short-term, depending upon the shareholder’s holding period for the Common Shares. Generally, a shareholder’s gain or loss will be a long-term gain or loss if the Common Shares have been held for more than one year. For non-corporate
taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.
No loss will be allowed on the sale, exchange or other disposition of Common Shares if the shareholder acquires (including pursuant to the DRIP) or enters into a contract or option to acquire securities that are substantially identical to such Common Shares within thirty (30) days before or after the disposition. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss. Losses realized by a shareholder on the sale, exchange or other disposition of Common Shares held for six months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains) with respect to such Common Shares.
We intend to offer to repurchase, in each quarter, up to 5% of our Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the previous calendar quarter. Shareholders who tender all Common Shares of the Fund held, or considered to be held, by them generally will be treated as having sold their Common Shares and generally will realize a capital gain or loss. If a shareholder tenders fewer than all of its Common Shares or fewer than all Common Shares tendered are repurchased, such shareholder may be treated as having received a taxable dividend upon the tender of its Common Shares. In such a case, there is a risk that non-tendering
shareholders, and shareholders who tender some but not all of their Common Shares or fewer than all of whose Common Shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically redeeming Common Shares of the Fund.
Under U.S. Treasury regulations, if a shareholder recognizes a loss with respect to Common Shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances.
Nature of the Fund’s Investments
Certain of the Fund’s hedging and derivatives transactions are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the intended characterization of certain complex financial transactions and (vii) produce income that will not be treated as qualifying income for purposes of the 90% gross income test described above.
These rules could therefore affect the character, amount and timing of distributions to shareholders and the Fund’s status as a RIC. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the effect of these provisions, but there can be no assurance in this regard.
Below Investment Grade Instruments
The Fund invests in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. The Fund will endeavor to address these and other issues, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax, but there can be no assurance in this regard.
OID
For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having OID (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash
compensation such as warrants or stock. Because any OID or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for or maintain RIC tax treatment, and thus we may become subject to corporate-level income tax.

Market Discount
In general, the Fund will be treated as having acquired a debt instrument with market discount if its “stated redemption price at maturity” (or, in the case of a debt instrument issued with OID, its “revised issue price”) exceeds the Fund’s initial tax basis in the debt instrument by more than a statutory de minimis
amount. The Fund will be required to treat any principal payments on, or any gain derived from the disposition of, any debt instruments acquired with market discount as ordinary income to the extent of the accrued market discount, unless the Fund makes an election to accrue market discount on a current basis. If this election is not made, all or a portion of any deduction for interest expense incurred to purchase or carry a market discount debt instrument may be deferred until the Fund sells or otherwise disposes of such debt instrument.
Currency Fluctuations
Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency, foreign currency forward contracts, certain foreign currency options or futures contracts and the disposition of debt securities denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.
Foreign Taxes
The Fund’s investment in
non-U.S.
securities may be subject to
non-U.S.
withholding taxes. In that case, the Fund’s yield on those securities would be decreased. Due to the nature of our expected investments, Shareholders will generally not be entitled to claim a credit or deduction with respect to foreign taxes paid by the Fund.
Preferred Shares or Borrowings
If the Fund utilizes leverage through the issuance of preferred shares or borrowings, it may be restricted by certain covenants with respect to the declaration of, and payment of, dividends on Common Shares in certain circumstances. Limits on the Fund’s payments of dividends on Common Shares may prevent the Fund from meeting the distribution requirements described above, and may, therefore, jeopardize the Fund’s qualification for taxation as a RIC and possibly subject the Fund to a 4% excise tax. The Fund will endeavor to avoid restrictions on its ability to make dividend payments, but there can be no assurance in this regard.
Backup Withholding
The Fund may be required to withhold from all distributions and redemption proceeds payable to U.S. shareholders who fail to provide the Fund with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Certain shareholders specified in the Code generally are exempt from such backup withholding. This backup withholding is not an additional tax. Any amounts withheld may be refunded or credited against the shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Foreign Shareholders
U.S. taxation of a shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “
foreign shareholder
”), depends on whether the income from the Fund is “effectively connected” with a U.S. trade or business carried on by the shareholder.
If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income will be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions. However, dividends paid by the Fund that are “interest-related dividends” or “short-term capital gain dividends” will generally be exempt from such withholding, in each case to the extent the Fund properly reports such dividends to shareholders. For these purposes, interest-related dividends and short-term capital gain dividends generally represent distributions of interest or short-term capital gains that would not have been subject to U.S. federal withholding tax at the source if received directly by a foreign shareholder, and that satisfy certain other requirements. A foreign shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale, exchange or other disposition of shares. However, a foreign shareholder who is a nonresident alien individual and is physically present in the United States for more than one hundred eighty-two
(182) days during the taxable year and meets certain other requirements will nevertheless be subject to a U.S. tax of 30% on such capital gain dividends, undistributed capital gains and disposition gains.
If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income, any capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale, exchange or other disposition of shares will be subject to U.S. federal income tax at the tax rates applicable to U.S. citizens, residents or domestic corporations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.
The Fund may be required to withhold from distributions that are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate) unless the foreign shareholder certifies its foreign status under penalties of perjury or otherwise establishes an exemption.
The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.
No additional amounts will be paid for taxes, if any, withheld by the Fund or any other withholding agent.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “
FATCA
”), a 30% U.S. federal withholding tax may apply to any dividends that the Fund pays to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its “United States account” holders (as specifically defined in the Code) and meets certain other specified requirements or (ii) a non-financial
foreign entity, whether such
non-financial
foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial
foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. In addition, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. You should consult your own tax adviser regarding FATCA and whether it may be relevant to your ownership and disposition of our Common Shares. No additional amounts will be paid for taxes, if any, withheld by the Fund or any other withholding agent.
Other Taxation
Shareholders may be subject to state, local and foreign taxes on their distributions from the Fund. Shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

CERTAIN ERISA CONSIDERATIONS
The following is a summary of certain considerations associated with the purchase and holding of any class of our Common Shares by any (i) “employee benefit plan” (as defined in Section 3(3) of ERISA) which is subject to Title I of ERISA, (ii) “plan” (as defined in Section 4975 of the Code) which is subject to Section 4975 of the Code (including, without limitation, an IRA and a “Keogh” plan), (iii) plan, fund, account or other arrangement that is subject to provisions under any other federal, state, local,
non-U.S.
or other laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code (collectively, “
Similar Laws
”), and (iv) entity whose underlying assets are considered to include the assets of any of the foregoing described in clauses (i), (ii) and (iii), pursuant to the Plan Asset Regulations or otherwise (each of the foregoing described in clauses (i), (ii), (iii) and (iv) being referred to as a “
Plan
”).
THE FOLLOWING IS MERELY A SUMMARY AND SHOULD NOT BE CONSTRUED AS LEGAL ADVICE OR AS COMPLETE IN ALL RELEVANT RESPECTS.
General Fiduciary Matters
ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan that is a Benefit Plan Investor and prohibit certain transactions involving the assets of a Benefit Plan Investor and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of a Benefit Plan Investor or the management or disposition of the assets of a Benefit Plan Investor, or who renders investment advice for a fee or other compensation to a Benefit Plan Investor, is generally considered to be a fiduciary of the Benefit Plan Investor. The term Benefit Plan Investor is generally defined under ERISA to include (i) an “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to Title I of ERISA, (ii) a “plan” (as defined in Section 4975 of the Code) that are subject to Section 4975 of the Code (including, without limitation, “Keogh” plans and IRAs), and (iii) an entity whose underlying assets are considered to include “plan assets” by reason of the investment in such entity by one or more such employee benefit plans or plans described in clauses (i) and (ii) above (e.g., an entity of which 25% or more of the total value of any class of equity interests is held by Benefit Plan Investors and which does not satisfy another exception under the Plan Asset Regulations).
Each prospective investor that is, or is acting on behalf of, any Plan must independently determine whether our Common Shares are an appropriate investment, taking into account its obligations under ERISA, the Code and applicable Similar Laws.
In contemplating an investment in the Fund, each fiduciary of the Plan who is responsible for making such an investment should carefully consider, taking into account the facts and circumstances of the Plan, whether such investment is consistent with the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan, including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws. Furthermore, absent an exemption, the fiduciaries of a Plan should not invest in the Fund with the assets of any Plan if the Advisers or any of their respective affiliates are a fiduciary with respect to such assets of the Plan.
Prohibited Transaction Issues
Section 406 of ERISA and Section 4975 of the Code prohibit Benefit Plan Investors from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, with respect to the Benefit Plan Investor, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt
prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Benefit Plan Investor that engaged in such a non-exempt
prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The fiduciary of a Benefit Plan Investor that proposes to purchase or hold any Common Shares should consider, among other matters, whether such purchase and holding may involve the sale or exchange of any property between a Benefit Plan Investor and a party in interest or disqualified person, or the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of any plan assets. Depending on the satisfaction of certain conditions which may include the identity of the fiduciary making the decision to acquire or hold the Common Shares on behalf of a Benefit Plan Investor, Prohibited Transaction Class Exemption (“
PTCE
”)
91-38
(relating to investments by bank collective investment funds), PTCE
84-14
(relating to transactions effected by a “qualified professional asset manager”), PTCE
95-60
(relating to investments by an insurance company general account), PTCE
96-23
(relating to transactions directed by an
in-house
asset manager) or PTCE
90-1
(relating to investments by insurance company pooled separate accounts) could provide an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions between a Benefit Plan Investor and a person that is a party in interest or disqualified person with respect to the Benefit Plan Investor solely by reason of providing services to the Benefit Plan Investor or a relationship with such a service provider, provided that neither the person transacting with the Benefit Plan Investor nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Benefit Plan Investor involved in the transaction and provided further that the Benefit Plan Investor pays no more and receives no less than adequate consideration in connection with the transaction. However, there can be no assurance that any of the foregoing exemptions or any other class, administrative or statutory exemption will be available with respect to any particular transaction involving the Common Shares. It is also possible that one of these exemptions could apply to some aspect of the acquisition or holding of Common Shares, but not apply to some other aspect of such acquisition or holding. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of Benefit Plan Investors considering acquiring and/or holding Common Shares in reliance on these or any other exemption should carefully review the exemption to assure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied with respect to any transaction involving the Common Shares.
Plan Asset Issues
An additional issue concerns the extent to which the Fund or all or a portion of the Fund’s assets could themselves be treated as being subject to the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code. ERISA and the Plan Asset Regulations concern the definition of what constitutes the assets of a Benefit Plan Investor for purposes of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and the prohibited transaction provisions of Section 4975 of the Code.
Generally, under ERISA and the Plan Asset Regulations when a Benefit Plan Investor acquires an “equity interest” in an entity that is neither a “publicly-offered security” (within the meaning of the Plan Asset Regulations) nor a security issued by an investment company registered under the 1940 Act, the Benefit Plan Investor’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established either that less than 25% of the total value of each class of equity interest in the entity is held by Benefit Plan Investors (the “
25% Test
”) or that the entity is an “operating company” (each within the meaning of the Plan Asset Regulations, as described below). The Plan Asset Regulations define an “equity interest” as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. For purposes of the 25% Test, the assets of an entity will not be treated as “plan assets” if, immediately after the most recent acquisition of any equity interest in the entity, less than 25% of the total value of each class of equity interest in the entity is held by Benefit Plan Investors, excluding equity interests held by persons (other than Benefit Plan Investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof.

Under the Plan Asset Regulations, a “publicly-offered security” is a security that is (a) “freely transferable,” (b) part of a class of securities that is “widely held,” and (c) (i) sold to the Benefit Plan Investor as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities to which such security is a part is registered under the Exchange Act within one hundred twenty (120) days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act.
The definition of an “operating company” in the Plan Asset Regulations includes, among other things, a “venture capital operating company” (a “
VCOC
”). Generally, in order to qualify as a VCOC, an entity must demonstrate on its “initial valuation date” and on at least one day within each “annual valuation period,” at least 50% of its assets, valued at cost (other than short-term investments pending long-term commitment or distribution to investors), are invested in operating companies (other than VCOCs) (i.e., operating entities that (x) are primarily engaged directly, or through a majority owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital, or (y) qualify as “real estate operating companies,” as defined in the Plan Asset Regulations) in which such entity has direct contractual management rights. In addition, to qualify as a VCOC, an entity must, in the ordinary course of its business, actually exercise such management rights with respect to at least one of the operating companies in which it invests on an annual basis. The “initial valuation date” is the date on which the entity first makes an investment that is not a short-term investment of funds pending long-term commitment. An entity’s “annual valuation period” is a pre-established
period not exceeding ninety (90) days in duration, which begins no later than the anniversary of the entity’s initial valuation date. The Plan Asset Regulations do not provide specific guidance regarding what rights will qualify as management rights, and the Department of Labor has consistently taken the position that such determination can only be made in light of the surrounding facts and circumstances of each particular case, substantially limiting the degree to which it can be determined with certainty whether particular rights will satisfy this requirement.
We intend to conduct our affairs so that our assets should not be deemed to constitute “plan assets” within the meaning of ERISA and the Plan Asset Regulations. In this regard, to the extent any class of our Common Shares is not a “publicly-offered security” within the meaning of the Plan Asset Regulations, we intend to limit or prohibit investment by Benefit Plan Investors in such class of our Common Shares to satisfy the 25% Test or otherwise satisfy another exception to the Plan Asset Regulations. However, no assurance can be given that this will be the case.
If the assets of the Fund were deemed to be “plan assets” under the Plan Asset Regulations, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Fund, and (ii) the possibility that certain transactions in which the Fund might seek to engage could constitute “prohibited transactions” under ERISA and the Code. If a prohibited transaction occurs for which no exemption is available, the Advisers and/or any other fiduciary that has engaged in the prohibited transaction could be required to (i) restore to the Benefit Plan Investor any profit realized on the transaction and (ii) reimburse the Benefit Plan Investor for any losses suffered by the Benefit Plan Investor as a result of the transaction. In addition, each disqualified person (within the meaning of Section 4975 of the Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to an additional tax of 100% of the amount involved in the prohibited transaction. Fiduciaries of Benefit Plan Investors who decide to invest in the Fund could, under certain circumstances, be liable for prohibited transactions or other violations as a result of the Benefit Plan Investor’s investment in the Fund or as co-fiduciaries
for actions taken by or on behalf of the Fund or the Advisers. With respect to an IRA that invests in the Fund, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, would cause the IRA to lose its tax-exempt
status.
We may require any person proposing to acquire our Common Shares to furnish such information as may be necessary to determine compliance with an exception under ERISA or the Plan Asset Regulations, including whether such person is a Benefit Plan Investor. In addition we have the power to (a) exclude any shareholder or potential shareholder from purchasing any class of our Common Shares and (b) prohibit any redemption of Commons Shares if the Adviser determines that there is a substantial likelihood that such holder’s purchase, ownership or redemption of Common Shares would result in (i) the Fund’s assets to be characterized as plan assets, for purposes of the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code or any provisions of any Similar Laws and all of our Commons Shares shall be subject to such terms and conditions.
Reporting Obligations
Under ERISA’s general reporting and disclosure rules, certain Benefit Plan Investors subject to Title I of ERISA are required to include information regarding their assets, expenses and liabilities. To facilitate a plan administrator’s compliance with these requirements, it is noted that the descriptions contained herein of fees and compensation, including shareholder servicing and distribution fees to the Intermediary Manager and the management fee and incentive fee payable to FEIM are intended to satisfy the disclosure requirements required for “eligible indirect compensation” for which the alternative reporting option on Schedule C of Form 5500 Annual Return/Report may be available.
Governmental, Church and
Non-U.S.
Plans
Certain plans, such as governmental plans, certain church plans and
non-U.S.
plans, may not be subject to Title I of ERISA or Section 4975 of the Code, but may be subject to provisions of Similar Laws which may restrict the type of investments such a Plan may make or otherwise have an impact on such a Plan’s ability to invest the Fund. Accordingly, each such plan and its fiduciary considering an investment in Common Shares should consult with their counsel regarding their proposed investment in our Common Shares.
Representation
By acceptance of our Common Shares, each shareholder will be deemed to have represented and warranted that either (i) no portion of the assets used by such shareholder to acquire or hold the Common Shares constitutes assets of any Plan or (ii) the purchase, holding and subsequent disposition of the Commons Shares by such shareholder will not constitute or result in a non-exempt
prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any applicable Similar Laws.
The sale of our Common Shares to a Plan is in no respect a representation by us, the Advisers, the Trustees or any other person associated with this offering of our Common Shares that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.
Each Plan investor is advised to contact its own financial advisor or other fiduciary unrelated to First Eagle, the Advisers or any of our or their respective affiliates about whether an investment in our Common Shares, or any decision to continue to hold, transfer, vote or provide any consent with respect to any such shares, may be appropriate for the Plan’s circumstances.
Each purchaser or transferee that is or is acting on behalf of a Plan should consult with its legal advisor concerning the potential consequences to the Plan under ERISA, Section 4975 of the Code or any applicable Similar Law of an investment in any class of our Common Shares.

CUSTODIAN
U.S. Bank National Association (“
U.S. Bank
”) provides custodian services to us pursuant to a custodian services agreement. For the services provided to us by U.S. Bank and its affiliates, U.S. Bank is entitled to fees as agreed upon from time to time. The address of U.S. Bank is 777 E. Wisconsin Ave., Milwaukee, WI 53202.

TRANSFER AGENT
SS&C GIDS, Inc. (“
SS&C
”) provides transfer agency support to us and serves as our dividend paying agent under a transfer agency agreement. The principal business address of SS&C is 430 W 7 th
Street, Kansas City, Missouri 64105-1407.

BROKERAGE ALLOCATION AND OTHER PRACTICES
Since we will generally acquire and dispose of our investments in privately negotiated transactions, the Advisers expect that the Fund will infrequently use brokers in the normal course of its business. Subject to policies established by our Board of Trustees, if any, FEAC will be primarily responsible for the execution of the publicly traded securities portion of its portfolio transactions and the allocation of brokerage commissions. FEAC does not expect to execute transactions through any particular broker or dealer but will seek to obtain the best net results for the Fund, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While FEAC generally seeks reasonably competitive trade execution costs, it may not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, FEAC may select a broker based partly upon brokerage or research services provided to it and the Fund and any other clients. In return for such services, the Fund may pay a higher commission than other brokers would charge if FEAC determines in good faith that such commission is reasonable in relation to the services provided. In practice, however, FEAC does not use commissions or commission credits to obtain research-related services for the Fund or any of its other clients.

EXPERTS
The financial statements as of December 31, 2024 and for the year then ended and as of December 31, 2023 and for the period from April 28, 2023 (initial capitalization) through December 31, 2023, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS
Davis Polk & Wardwell LLP, located at 1050 17
th
Street NW, Washington, D.C., 20036, acts as counsel to the Fund. Certain legal matters in connection with the Common Shares will be passed upon for the Fund by Richards, Layton & Finger, P.A. in Wilmington, Delaware.

ADDITIONAL INFORMATION
We have filed a registration statement with the SEC on Form
N-2,
including amendments, relating to the shares we are offering. This prospectus does not contain all of the information set forth in the registration statement, including any exhibits and schedules it may contain. For further information concerning us or the shares we are offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to describe the material terms thereof but are not necessarily complete and, in each instance, reference is made to the copy of any contract or other document filed as an exhibit to the registration statement. Each statement is qualified in all respects by this reference.
We file annual, quarterly and current periodic reports, proxy statements and other information with the SEC under the Exchange Act. The SEC maintains an internet website that contains reports, proxy and information statements and other information filed electronically by us with the SEC which are available on the SEC’s internet website at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following
E-mail
address: publicinfo@sec.gov.

WEBSITE DISCLOSURE
We use our website www.FEPCF.com as a channel of distribution of company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor this channel, in addition to following our press releases, SEC filings and webcasts. The contents of our website are not, however, a part of this registration statement.

INVESTOR DATA PRIVACY NOTICES
Privacy Notice for First Eagle’s U.S. and
Non-U.S.
Clients and Shareholders
First Eagle is committed to protecting your privacy. We are providing you with this Privacy Notice to inform you of how we handle your personal information that we collect and may disclose to our affiliates and nonaffiliates. If the First Eagle information practices change, we will provide you with notice of any material changes. This Privacy Notice supersedes any of our previous policies relating to the information you disclose to us.
Non-U.S.
Clients Only.
The investment vehicle in which you hold interests will be the data controller of your personal information for data protection law purposes. If you have a separately managed account, FEIM, FESAM, or FEAC is the data controller of your personal information for such separately managed account for the purposes of data protection law.
U.S. Clients Only.
If you are a natural person, this Privacy Notice will be relevant to you directly. If you are a non-natural
person that provides us with personal information of individuals connected to you for any reason in relation to your investment with us, such as your investors or employees, this Privacy Notice will be relevant for those individuals, and you should transmit this document to such individuals or otherwise advise them of its content.
Why this Privacy Notice Applies to You (All Clients).
You obtained a financial product or service from or through us for personal, family or household purposes when you became a client or shareholder of First Eagle and are therefore covered by this Privacy Notice.
Sources and Types of Personal Information We Collect (All Clients).
As part of providing you with First Eagle’s products and services, we may obtain non-public
personal information about you from the following sources:

•
Information we receive from your (or your employer’s, financial intermediary’s and/or designated representative’s) correspondence, interactions and transactions with us, our affiliates or others, including by letter, email, telephone, and our websites, and through information provided on subscription applications or other forms, such as your name, address, email address, telephone number, Social Security number, occupation, assets and income;

•	Information about your transactions with us, our affiliates, or unaffiliated third parties, such as your holdings and investment activity;

•
Information we receive from consumer reporting agencies, our service providers or other sources we may engage in connection with conducting due diligence, know-your-customer, anti-money laundering, and other checks required to be performed in relation to admitting new investors;

•	Information from public records we may access in the ordinary course of business; and

•	Information collected from you online, such as your IP address and data gathered from your browsing activity and location.
U.S. Clients Only:
We may also collect information that is considered “sensitive” under some data protection laws, such as your account log-in
information if you log into our portal, sensitive identifiers like social security number and some financial information. When we do so, we use such information only for lawful purposes in compliance with the applicable data protection laws, such as to perform the services requested by you and to resist malicious, deceptive, fraudulent, or illegal actions. Where required by applicable law, we will obtain your consent prior to processing such information.

Why We Have and How We Use Your Personal Information (U.S. Clients Only).
We use your personal information for a number of reasons, including:

•
To provide you with First Eagle’s products and services, including to process your subscription application and other forms, provide information you have requested, create and administer your portal account, manage and administer your investments, maintain registers, and communicate with you about your investments;

•
To comply with our legal and regulatory obligations, including but not limited to applicable know-your-customer requirements, tax, anti-money laundering, fraud, sanctions and counter terrorist financing legislation. Personal information (including financial information) may be shared with applicable regulators, government bodies and relevant tax authorities. They in turn may exchange information (including personal information and financial information) with foreign tax authorities (including foreign tax authorities located outside the European Economic Area);

•
To operate and facilitate our business and services to you, undertake business management, planning, statistical analysis, market research and marketing activities, administer and maintain our core records, protect First Eagle’s rights and interests, ensure the security of our assets, systems and networks, prevent, detect and investigate fraud, unlawful or criminal activities in relation to our services, and enforce our terms and conditions;

•	Where necessary for the establishment, exercise or defense of legal claims; and

•	For any other specific purposes where you have given specific consent.
We will keep your data for as long as you are a client or shareholder and afterwards in accordance with our legal and regulatory obligations.
Why We Have and How We Use Your Personal Information
(Non-U.S.
Clients Only).
We process your personal information for a number of reasons, including:

•
Where processing is necessary to perform a contract with you or take steps to enter into a contract at your request in order to provide you with First Eagle’s products and services, including to process your subscription application and other forms, provide information you have requested, create and administer your account, manage and administer your shares, maintain registers and communicate with you about your investments;

•
Where processing is in our legitimate interests, including to operate and facilitate our business and services to you, undertake business management, planning, statistical analysis, market research and marketing activities, administer and maintain our core records, protect First Eagle’s rights and interests, ensure the security of our assets, systems and networks, prevent, detect and investigate fraud, unlawful or criminal activities in relation to our services, and enforce our terms and conditions;

•
Where processing is necessary to comply with our legal and regulatory obligations, including but not limited to applicable know-your-customer requirements, tax, anti-money laundering, fraud, sanctions and counter terrorist financing legislation. Personal information (including financial information) may be shared with applicable regulators, government bodies and relevant tax authorities. They in turn may exchange information (including personal information and financial information) with foreign tax authorities (including foreign tax authorities located outside the European Economic Area);

•	Where processing is necessary for the establishment, exercise or defense of legal claims; and

•	For any other specific purposes where you have given consent.
Categories of Affiliates to Whom We May Disclose Personal Information (All Clients).
We may share personal information about you with affiliates. Our affiliates do business under names that include but are not limited to: First Eagle Holdings, Inc.; First Eagle Investment Management, LLC; FEF Distributors, LLC; First

Eagle Separate Account Management, LLC; First Eagle Alternative Credit, LLC; First Eagle Investment Management, Ltd; First Eagle Investment Management GmbH; First Eagle Funds (Ireland) ICAV; First Eagle Amundi SICAV; Napier Park Global Capital (US) LP, Napier Park Global Capital Ltd, and Napier Park Global Capital GmbH; and any other First Eagle funds and any sub-funds,
as applicable.
You May Limit Marketing Solicitations by Choosing to Opt Out (All Clients).
We offer you the right to opt out from many types of marketing by our affiliates based on your personal information that we collect and share in accordance with this Privacy Notice. To limit those marketing solicitations, investors in registered funds may call 800.334.2143 indicating your desire not to receive marketing from our affiliates. Investors in private funds or separate accounts managed by First Eagle may call 800.800.9006. Should you choose to opt out, your choice will remain in our records until you notify us otherwise, although we may choose to contact you in the future to modify your preference.
When We May Disclose Your Personal Information to Unaffiliated Third Parties (All Clients).
We will only share your personal information collected, as described above, with unaffiliated third parties:

•	At your request;

•
When you authorize us to process or service a transaction or product (unaffiliated third parties in this instance may include service providers such as brokers and custodians, distributors, registrars and transfer agents for shareholder transactions, sponsors of wrap fee or other non-institutional
separately managed account programs, including certain broker-dealers, banks, investment advisers, and other parties providing individual shareholder servicing, accounting and recordkeeping services);

•
With companies that perform sales and marketing services on our behalf with whom we have agreements to protect the confidentiality of your information and to use the information only for the purposes for which we disclose the information to them;

•
In connection with a corporate transaction, for example, if one or more of the investment vehicles are sold or transferred to a third party, or if there is a change in any adviser to an investment vehicle, we may disclose your information to those third parties;

•	When required by law to disclose such information to appropriate authorities.
We do not otherwise provide information about you to outside firms, organizations or individuals except to our attorneys, accountants and auditors, and as permitted by law
Transfer of Your Personal Information
(Non-U.S.
Clients Only).
If you are located in Europe, please note due to the global nature of First Eagle’s operations, it may be necessary to disclose your personal information to persons in locations outside the European Economic Area, the United Kingdom and/or Switzerland. Where First Eagle does disclose or transfer your data outside these regions, we will ensure that appropriate data transfer mechanisms are in place. Generally, we put in place European Commission approved standard contractual clauses for such transfers.
Your Rights in Relation to Your Personal Information
(Non-U.S.
Clients Only).
If you are located in certain jurisdictions, including the European Economic Area, the United Kingdom, Switzerland, Andorra, Argentina, Australia, Canada, Cayman Islands, the EU, Faroe Islands, Guernsey, Hong Kong, Israel, Isle of Man, Japan, Jersey, Mexico, New Zealand, Singapore, South Korea, Switzerland, the United Kingdom, and Uruguay, you have certain rights (subject to exceptions) with respect to our use of your personal information, which may include the right:

•	to access, amend, update, restrict, delete or object to the use of your personal information;

•	to request information about the basis on which your personal information is processed;

•	to withdraw your consent to the processing of your personal information (where the use of your personal information is based on your consent);

•	to complain to your local data protection authority; and

•	to request we send a copy of your data to another entity.
What We Do to Protect Your Personal Information (All Clients).
We protect personal information provided to us by our individual clients and shareholders according to strict standards of security and confidentiality. These standards apply to both our physical facilities and any online services we may provide. We maintain physical, electronic and procedural safeguards that comply with applicable legal and regulatory standards to guard consumer information. We permit only authorized individuals, who are trained in the proper handling of individual personal information and need to access this information to do their job, to have access to this information.
What We Do with Personal Information about Our Former Customers (All Clients).
If you decide to discontinue doing business with us, First Eagle will continue to adhere to this Privacy Notice with respect to the information we have in our possession about you and your investments following the termination of our relationship.
Special Notice for Residents of California.
First Eagle does not sell
non-public
personal information or share
non-public
personal information for cross-context behavioral advertising. We will not share information we collect about you with nonaffiliates, except as permitted by California law and described above. While the law of certain jurisdictions provides residents of those states with data rights in some circumstances, the state protections do not apply to personal information collected about current or former investors whose information is protected by federal financial privacy law under the Gramm Leach Bliley Act (“GLBA”) and the Securities and Exchange Commission Regulation
S-P.
California residents who are not investors and whose information is, therefore, not subject to the GLBA, may have certain data subject rights under the California Consumer Privacy Act, as amended by the California Privacy Rights Act, including to:

•
know what personal information First Eagle collects, including the right to request information regarding the categories of personal information that we collect along with other information such as the categories of sources from which the information is collected and third parties with whom it is shared, and the right to request a copy of the specific pieces of personal information that we collect (sometimes referred to as the right to access personal information);

•	correct or delete your personal information;

•
opt out of the sale of personal information or sharing of personal information for cross-context behavioral advertising—we do not sell personal information or share personal information for purposes of cross-context behavioral advertising, and so you are already opted out of such practices; and

•	limit the use or disclosure of sensitive personal information under some circumstances.
Non-investor
California residents may also have the right to not be discriminated against for exercising applicable data subject rights. Please note that these rights are not absolute, and we reserve all of our rights available to us at law in this regard. You may submit requests to exercise these rights, where they are applicable, by contacting us using the Contact Information provided below. If you make a request related to personal information about you, we may require you to supply a valid means of identification as a security precaution. We will process requests within the time provided by applicable law. You may designate an authorized agent to submit a request on your behalf by providing that agent with your written permission. If an agent makes a request on your behalf, we may still ask that you verify your identity directly with us before we can honor the request. Agents who make requests on behalf of individuals will be required to verify the request by submitting written authorization from you. We will not honor any requests from agents until such authorization is verified.
How to Contact Us (All Clients).
If you have any questions about this notice or how we process your personal information, please call us toll free at: 1 (800)
482-5667
or you can email us at FirstEagle.Privacy@firsteagle.com.

First Eagle Private Credit Fund Privacy Policy
Introduction
Regulation
S-P
requires financial institutions regulated by the SEC to comply with various restrictions on the use of nonpublic information obtained from consumers and customers and to provide their customers with notice of their privacy policies and practices. The Fund and its Advisers are subject to Regulation
S-P.
The purpose of this Policy is to (i) provide an overview of the provisions of Regulation
S-P
applicable to the Fund, (ii) outline the privacy policies and practices (
“
Privacy Principles
”
) adopted by the Fund and (iii) establish a compliance program designed to ensure that the Fund does not disseminate nonpublic personal information in a manner inconsistent with the Privacy Principles. Any questions regarding this Policy, or its application to particular circumstances, should be raised with the Chief Compliance Officer of the Fund.
Regulation
S-P
Requirements
Regulation
S-P
provides, among other things, that an
SEC-regulated
financial institution generally may not disclose nonpublic personal information about a “consumer” or a “customer” to a third party unless the institution’s privacy principles are first provided to that individual and he or she does not elect to prohibit such disclosure.
Consumers and Customers
Under Regulation
S-P,
a “consumer” is an individual who provides nonpublic personal information when seeking to obtain a financial product, even if that financial product is ultimately not obtained. Regulation
S-P
restricts
SEC-regulated
companies from sharing with an unaffiliated third party any nonpublic personal information received from a consumer. “Customers” are consumers who have a continuing relationship with any
SEC-regulated
company. Regulation
S-P
imposes restrictions on the sharing of a customer’s nonpublic personal information as discussed below.
Regulation
S-P
contains two important exceptions to the “customer” definition which are applicable to the Fund. First, Regulation
S-P
does not restrict the sharing of information with respect to institutional clients of a financial institution, nor does it require that a notice of such institution’s Privacy Principles be provided to such clients. Second, and most important to the Fund, Regulation
S-P
makes clear that if the record owner of shares of the Fund is a broker-dealer and not the ultimate shareholder, then that shareholder is a customer of the broker-dealer and not of the Fund.
Nonpublic Personal Information
Regulation
S-P
defines “nonpublic personal information” to include (i) information supplied by a consumer in order to obtain a financial product (e.g., information on an application), (ii) information that results from a customer’s transactions (e.g., account balances, securities positions or whether an individual is a customer), and (iii) information obtained in connection with providing a financial product or service (e.g., information from an outside source to verify consumer information or information collected through internet “cookies”).
Disclosure of Privacy Principles
Regulation
S-P
requires
SEC-regulated
companies initially to disclose their Privacy Principles to consumers. Disclosure to consumers
is required only if any nonpublic personal information obtained by an
SEC-regulated
company is disclosed to a third party not affiliated with it. Annual notices are required to be delivered to all customers
every calendar year following the delivery of the initial notice. Regulation
S-P
requires that the Privacy Principles contained in the initial and annual notices be in writing, and that they be presented in a clear and conspicuous manner. Finally,
SEC-regulated
companies are required to distribute revised Privacy Principles during interim periods if their privacy practices change.
Regulation
S-AM
Regulation
S-AM
prohibits financial firms, including SEC registered investment advisers, broker-dealers, transfer agents and investment companies, including BDCs, from using “eligibility information” (generally, creditworthiness-related information and transactions or experience (e.g., account history information)) about a consumer supplied by an affiliate for the purpose of making marketing solicitations to the consumer regarding the financial firm’s products or services, unless the consumer is first provided notice of, and reasonable opportunity to opt out of, such marketing, and the consumer does not opt out.
11
Privacy Principles of the Fund
While the Fund may have “consumers” or “customers” as defined under Regulation
S-P,
the Fund’s Privacy Principles reflect the fact that neither the Fund nor the Advisers currently share any nonpublic personal information that it obtains about those individuals with any unaffiliated third parties, except in connection with the servicing of an individual’s account (e.g., providing information to a transfer agent or third-party administrator).
Regulation
S-P
requires disclosure of the Fund’s Privacy Principles to certain shareholders of record that are “customers” of the Fund. In situations where disclosure of personal, nonpublic information is to be limited, such as in the case of the Fund, disclosure to customers should include:

•	The categories of non-public personal information collected;

•	The fact that non-public personal information will not be disclosed to affiliates or non- affiliated third parties, except as authorized by Regulation S-P; and

•	The policies and practices used to protect the confidentiality and security of non- public information.
In accordance with the above requirements of Regulation
S-P,
customers of the Fund must be provided with disclosure in the form attached as Exhibit A at (i) at the time they become “customers” of the Fund and (ii) at least annually thereafter. To ensure compliance with Regulation
S-P,
the required disclosure will be made in the Fund’s annual and semi-annual reports.

11
Regulation
S-AM
provides various exceptions relating to
(1) pre-existing
business relationships; (2) employee benefit plans; (3) service providers; (4) consumer-initiated inquiries; (5) consumer authorizations
or requests; and (6) compliance with applicable law.

Exhibit A
Form of Policy for First Eagle Private Credit Fund
Privacy Principles of the Fund
The Fund is committed to maintaining the privacy of shareholders and to safeguarding its non-public
personal information. The following information is provided to help you understand what personal information the Fund collects, how we protect that information and why, in certain cases, we may share information with select other parties.
Generally, the Fund does not receive any nonpublic personal information relating to its shareholders, although certain nonpublic personal information of its shareholders may become available to the Fund. The Fund does not disclose any nonpublic personal information about its shareholders or former shareholders to anyone, except as permitted by law or as is necessary in order to service shareholder accounts (for example, to a transfer agent or third-party administrator).
The Fund restricts access to nonpublic personal information about the shareholders to Company employees with a legitimate business need for the information. The Fund maintains physical, electronic and procedural safeguards designed to protect the nonpublic personal information of its shareholders.

This Privacy Notice is not part of the Prospectus.

Item 8. Consolidated Financial Statements and Supplementary Data.
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm - PCAOB ID 238	F-2
Consolidated Financial Statements:
Consolidated Statement of Assets and Liabilities as of December 31, 2024 and December 31, 2023	F-3
Consolidated Statement of Operations for the year ended December 31, 2024 and for the period April 28, 2023 (initial capitalization) through December 31, 2023	F-4
Consolidated Statements of Changes in Net Assets for the year ended December 31, 2024 and for the period April 28, 2023 (initial capitalization) through December 31, 2023	F-5
Consolidated Statement of Cash Flows for the year ended December 31, 2024 and for the period April 28, 2023 (initial capitalization) through December 31, 2023	F-6
Consolidated Schedule of Investments as of December 31, 2024 and December 31, 2023	F-7

Report of Independent Registered Public Accounting Firm
To the Board of Trustees and Shareholders of First Eagle Private Credit Fund
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of assets and liabilities, including the consolidated schedules of investments, of First Eagle Private Credit Fund and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in net assets and cash flows for the year ended December 31, 2024 and for the period from April 28, 2023 (initial capitalization) through December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations, changes in its net assets and its cash flows for the year ended December 31, 2024 and for the period from April 28, 2023 (initial capitalization) through December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our procedures included confirmation of securities owned as of December 31, 2024 and 2023 by correspondence with the custodians, transfer agents and brokers; when replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers
Boston, Massachusetts
March 14, 2025
We have served as the Company’s auditor since 2023.

First Eagle Private Credit Fund
Consolidated Statement of Assets and Liabilities
(in thousands, except share and per share amounts)

	December 31, 2024	December 31, 2023
ASSETS
Non-controlled/non-affiliated investments, at fair value (amortized cost of: $653,701 and $70,684, respectively)	$653,925	$70,883
Cash and cash equivalents	21,319	183,395
Interest and dividends receivable	4,247	1,654
Deferred financing costs	2,282	2,897
Deferred offering costs	1,968	978
Receivable for investments sold or repaid	5,019	13
Prepaid expenses and other assets	51	58
Due from Adviser	2,585	—

Total assets	$691,396	$259,878

LIABILITIES
Credit facility	325,600	—
Payable for investments purchased	55,343	4,750
Distributions payable	2,548	—
Offering costs payable	311	275
Due to affiliates	138	—
Financing costs payable	—	1,313
Accrued professional fees	577	444
Accrued administration expense	469	547
Accrued expenses and other liabilities	692	145
Accrued interest and other borrowing costs	5,384	736

Total liabilities	$391,062	$8,210

Commitments and contingencies (Note 7)
NET ASSETS
Common shares, par value $0.001 (unlimited shares authorized, 12,407,361 and 10,366,818 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively)	12	$10
Paid-in capital in excess of par value	300,733	252,307
Distributable earnings (accumulated losses)	(411)	(649)

Total net assets	$300,334	$251,668

Net asset value per share	$24.21	$24.28

The accompanying notes are an integral part of these consolidated financial statements.

First Eagle Private Credit Fund
Consolidated Statement of Operations
(in thousands, except share and per share amounts)

	For the Year Ended December 31, 2024	For the Period April 28, 2023 (initial capitalization) through December 31, 2023
Investment income:
From non-controlled/non-affiliated investments:
Interest income	$36,607	$1,023
Dividend income	4,004	3,213
Other income	1,504	211

Total investment income	42,115	4,447

Expenses:
Interest expense	12,292	888
Administration expense	1,642	769
Base management fees	3,617	683
Organization costs	—	1,166
Amortization of continuous offering costs	1,951	374
Trustees’ fees	477	277
Professional fees	1,484	613
Other general and administrative expenses	917	338
Income-based incentive fee	2,678	—
Capital gains incentive fee	(25)	25

Total expenses before excise tax	25,033	5,133

Management fees waiver	(3,617)	(683)
Incentive fees waiver	(2,653)	(25)
Expense support	(2,585)	—

Net expenses before excise tax	16,178	4,425

Net investment income (loss) before excise tax	25,937	22

Excise tax expense	67	9

Net investment income (loss) after excise tax	25,870	13

Realized and unrealized gain (loss):
Net realized gains (losses):
Non-controlled/non-affiliated investments	(1,571)	—

Net realized gain (loss)	(1,571)	—

Net change in unrealized appreciation (depreciation):
Non-controlled/non-affiliated investments	26	199

Net change in unrealized appreciation (depreciation)	26	199

Net realized and unrealized gain (loss)	(1,545)	199

Net increase (decrease) in net assets resulting from operations	$24,325	$212

Per share information – basic and diluted:
Net investment income (loss) after excise tax per share (basic and diluted)	$2.14	$0.00
Net increase (decrease) in net assets resulting from operations per share (basic and diluted)	$2.01	$0.05
Distributions declared per share	$2.07	$0.12
Weighted average shares outstanding (basic and diluted)	12,088,057	4,367,466
The accompanying notes are an integral part of these consolidated financial statements.

First Eagle Private Credit Fund
Consolidated Statement of Changes in Net Assets
(in thousands, except shares)

	Common Shares		Paid-in-Capital in Excess of Par Value	Accumulated Earnings (Loss), Net of Distributions	Total Net Assets
	Shares	Par Value
Balance, April 28, 2023	—	$—	$—	$—	$—

Operations:
Net investment income after excise tax	—	—	—	13	13
Net realized gain (loss)	—	—	—	—	—
Net change in unrealized appreciation (depreciation)	—	—	—	199	199

Net increase (decrease) in net assets resulting from operations	—	—	—	212	212

Shareholder distributions:
Distributions to shareholders	—	—	—	(1,244)	(1,244)

Net increase (decrease) in net assets resulting from shareholder distributions	—	—	—	(1,244)	(1,244)

Capital Share Transactions:
Common shares issued from reinvestment of distributions (1)	20	—	—	—	—
Issuance of shares	10,366,798	10	252,690	—	252,700
Tax reclassification of shareholders’ equity in accordance with generally accepted accounting principles	—	—	(383)	383	—

Net increase (decrease) in net assets resulting from operations	10,366,818	10	252,307	383	252,700

Net increase (decrease) for the period	10,366,818	10	252,307	(649)	251,668

Balance, December 31, 2023	10,366,818	$10	$252,307	$(649)	$251,668

Operations:
Net investment income after excise tax	—	—	—	25,870	25,870
Net realized gain (loss)	—	—	—	(1,571)	(1,571)
Net change in unrealized appreciation (depreciation)	—	—	—	26	26

Net increase (decrease) in net assets resulting from operations	—	—	—	24,325	24,325

Shareholder distributions:
Distributions to shareholders	—	—	—	(25,226)	(25,226)

Net increase (decrease) in net assets resulting from shareholder distributions	—	—	—	(25,226)	(25,226)

Capital Share Transactions:
Common shares issued from reinvestment of distributions (1)	321	—	8	—	8
Issuance of shares	2,060,481	2	50,047	—	50,049
Repurchased shares, net of early repurchase deduction	(20,259)	—	(490)	—	(490)
Tax reclassification of shareholders’ equity in accordance with generally accepted accounting principles	—	—	(1,139)	1,139	—

Net increase (decrease) in net assets resulting from capital share activity	2,040,543	2	48,426	1,139	49,567

Net increase (decrease) for the period	2,040,543	2	48,426	238	48,666

Balance, December 31, 2024	12,407,361	$12	$300,733	$(411)	$300,334

(1)	Par Value, Paid-in-Capital in Excess of Par Value and Total Net Assets are less than $1.
The accompanying notes are an integral part of these consolidated financial statements.

First Eagle Private Credit Fund
Consolidated Statement of Cash Flows
(in thousands, except shares)

	For the Year Ended December 31, 2024	For the Period April 28, 2023 (initial capitalization) through December 31, 2023
Cash flow from operating activities
Net increase (decrease) in net assets resulting from operations	$24,325	$212
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash used in operating activities:
Net accretion of discount and amortization of premium	(1,339)	(46)
Proceeds from sale of investments and principal repayments	81,492	243
Purchases of investments	(619,154)	(66,131)
Net realized (gains) losses on investments	1,571	—
Net change in unrealized (appreciation) depreciation on investments	(26)	(199)
Amortization of deferred financing costs	615	151
Amortization of continuous offering costs	1,951	374
Changes in operating assets and liabilities:
Interest and dividends receivable	(2,593)	(1,654)
Prepaid expenses and other assets	7	(71)
Due to affiliates	138	—
Due from adviser	(2,585)	—
Accrued administration expense	(78)	547
Accrued professional fees	133	444
Accrued expenses and other liabilities	57	881
Accrued interest and other borrowing costs	4,648	—

Net cash provided by (used in) operating activities	(510,838)	(65,249)

Cash flow from financing activities
Proceeds from issuance of shares	50,049	252,700
Borrowings under credit facility	330,600	—
Debt repayments	(5,000)	—
Distributions paid	(22,670)	(1,244)
Deferred financing costs paid	(1,313)	(1,736)
Deferred offering costs paid	(2,904)	(1,076)

Net cash provided by (used in) financing activities	348,762	248,644

Net decrease in cash and cash equivalents	(162,076)	183,395
Cash and cash equivalents, beginning of period	183,395	—

Cash and cash equivalents, end of period	$21,319	$183,395

Supplemental disclosure of cash flow information and non-cash financing activities
Interest paid during the period	$7,029	$—
Accrued but unpaid debt financing costs	$—	$1,313
Distributions payable	$2,548	$—
Accrued but unpaid share repurchases	$490	$—
Accrued but unpaid offering costs	$311	$275
Reinvestment of distributions	$8	$—
Excise taxes paid	$9	$—
The accompanying notes are an integral part of these consolidated financial statements.

First Eagle Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands, except shares)

Investments (1)(2)(3)	Footnotes	Region	Reference Rate and Spread	Interest Rate Floor	Interest Rate (4)	Maturity Date	Principal (5)	Amortized Cost (6)	Fair Value	Percentage of Net Assets
Investments – non-controlled/non-affiliated
First Lien Debt
Aerospace & Defense
Bleriot US Bidco Inc.		United States	S + 2.75%	0.00%	7.08%	10/31/2030	2,883	$2,888	$2,902	0.97%
Chromalloy Corporation	(12)	United States	S + 3.75%	0.00%	8.35%	3/27/2031	7	7	7	—
Ovation Parent, Inc.	(12)	United States	S + 3.50%	0.75%	7.83%	4/21/2031	2,993	3,011	3,017	1.00
Titan Sub LLC	(8)	United States	S + 3.00%	0.00%	7.37%	6/14/2030	2,382	2,382	2,403	0.80

								8,288	8,329	2.77

Air Freight & Logistics
Air Buyer Inc.	(8)(12)	United States	S + 5.25%	0.00%	9.88%	7/23/2030	5,161	5,098	5,093	1.70
Air Buyer Inc. (Delayed Draw)	(7)(8)	United States	S + 5.25%	1.00%	1.00%	7/23/2030	—	(14)	(15)	—
Air Buyer Inc. (Revolver)	(7)(8)	United States	S + 5.25%	1.00%	0.13%	7/23/2030	—	(6)	(7)	—
AIT Worldwide Logistics Holdings, Inc.	(12)	United States	S + 4.75%	0.00%	9.28%	4/8/2030	4,974	4,993	5,016	1.67
LaserShip, Inc.		United States	S + 6.25%	0.00%	11.03%	1/2/2029	1,267	1,255	1,323	0.44
LaserShip, Inc.		United States	S + 4.50%	0.75%	9.28%	2/10/2029	1,957	1,510	1,497	0.50
LaserShip, Inc.	(14)	United States	S + 4.50%	0.00%	9.28%	8/10/2029	1,417	368	500	0.16
Odyssey Logistics & Technology Corporation	(12)	United States	S + 4.50%	0.00%	8.83%	10/12/2027	1,990	1,983	1,994	0.66

								15,187	15,401	5.13

Automobile Components
Enthusiast Auto Holdings, LLC	(8)(12)	United States	S + 4.75%	0.00%	9.12%	12/19/2026	8,402	8,402	8,402	2.81
Enthusiast Auto Holdings, LLC (Revolver)	(7)(8)	United States	S + 5.25%	1.00%	0.38%	12/19/2026	—	(1)	—	—
First Brands Group, LLC	(12)	United States	S + 5.00%	0.00%	9.85%	3/30/2027	998	979	937	0.31
Owl Vans, LLC	(8)(12)	United States	S + 5.25%	1.00%	9.61%	12/31/2030	3,840	3,789	3,789	1.26
Owl Vans, LLC (Revolver)	(7)(8)(9)	United States	S + 5.25%	1.00%	0.50%	12/31/2030	—	(16)	(16)	(0.01)

								13,153	13,112	4.37

Building Products
Groundworks Operations, LLC	(12)	United States	S + 3.00%	0.00%	7.65%	3/14/2031	2,527	2,533	2,543	0.84
Groundworks Operations, LLC (Delayed Draw)	(7)(9)(12)	United States	S + 3.00%	0.50%	7.65%	3/14/2031	74	76	77	0.03
MI Windows and Doors, LLC	(12)	United States	S + 3.00%	0.00%	7.36%	3/28/2031	3,980	3,962	4,026	1.34

								6,571	6,646	2.21

Chemicals
Hexion Holdings Corporation		United States	S + 4.00%	0.00%	8.45%	3/15/2029	2,992	2,978	2,998	1.00
Ineos US Finance LLC	(8)(11)	United States	S + 3.00%	0.00%	N/A	2/7/2031	998	997	1,007	0.34
Project Cloud Holdings, LLC	(8)(12)	United States	S + 6.25%	1.00%	10.71%	3/31/2029	10,496	10,290	10,234	3.41
Project Cloud Holdings, LLC (Revolver)	(7)(8)(9)	United States	S + 6.25%	0.00%	10.71%	3/31/2029	1,353	1,321	1,318	0.44
Sparta U.S. Holdco LLC	(11)	United States	S + 3.00%	0.00%	N/A	8/2/2030	1,995	1,995	2,011	0.67

								17,581	17,568	5.86

First Eagle Private Credit Fund
Consolidated Schedule of Investments - (Continued)
December 31, 2024
(in thousands, except shares)

Investments (1)(2)(3)	Footnotes	Region	Reference Rate and Spread	Interest Rate Floor	Interest Rate (4)	Maturity Date	Principal (5)	Amortized Cost (6)	Fair Value	Percentage of Net Assets
Commercial Services & Supplies
APS Acquisition Holdings, LLC	(8)(12)	United States	S + 5.50%	1.00%	10.08%	7/11/2029	8,080	7,971	7,959	2.65
APS Acquisition Holdings, LLC (Delayed Draw)	(7)(8)(10)	United States	S + 5.50%	1.00%	1.00%	7/11/2029	—	(16)	(52)	(0.02)
APS Acquisition Holdings, LLC (Revolver)	(7)(8)(9)	United States	S + 5.50%	1.00%	0.50%	7/11/2029	—	(24)	(26)	(0.01)
Ardonagh Midco 3 Limited	(8)(12)(13)	Europe	S + 3.75%	0.00%	8.53%	2/15/2031	3,000	2,986	3,022	1.01
Cimpress USA Incorporated		United States	S + 2.50%	0.50%	6.86%	5/17/2028	1,995	1,995	2,007	0.67
LRS Holdings LLC	(12)	United States	S + 4.25%	0.00%	8.72%	8/31/2028	1,980	1,980	1,881	0.63
LSF12 Crown US Commercial Bidco, LLC	(12)	United States	S + 4.25%	0.00%	8.80%	12/2/2031	2,000	1,980	2,000	0.66
Prime Security Services Borrower, LLC	(11)	United States	S + 2.00%	0.00%	N/A	10/13/2030	2,000	2,012	2,007	0.67
Waste Resource Management Inc.	(8)(12)	United States	S + 5.75%	1.00%	10.11%	12/28/2029	5,586	5,516	5,586	1.86
Waste Resource Management Inc. (Delayed Draw)	(7)(8)(10)	United States	S + 5.75%	1.00%	10.11%	12/28/2029	858	849	858	0.29
Waste Resource Management Inc. (Revolver)	(7)(8)(9)	United States	S + 5.75%	1.00%	10.11%	12/28/2029	41	31	41	0.01

								25,280	25,283	8.42

Communications Equipment
SonicWall US Holdings Inc.	(11)	United States	S + 5.00%	0.50%	N/A	5/18/2028	1,995	2,000	1,995	0.66

								2,000	1,995	0.66

Construction & Engineering
RL James, Inc.	(8)(12)	United States	S + 6.00%	1.00%	10.44%	12/15/2028	2,278	2,245	2,221	0.74
RL James, Inc. (Delayed Draw)	(7)(8)(10)	United States	S + 6.00%	1.00%	10.81%	12/15/2028	1,542	1,510	1,489	0.49
RL James, Inc. (Revolver)	(7)(8)(9)	United States	S + 6.00%	1.00%	10.48%	12/15/2028	108	92	81	0.03

								3,847	3,791	1.26

Containers & Packaging
Berlin Packaging L.L.C.	(12)	United States	S + 3.50%	0.00%	7.95%	6/7/2031	3,990	4,000	4,018	1.34
Closure Systems International Group Inc.	(12)	United States	S + 3.50%	0.00%	7.86%	3/22/2029	4,975	4,952	5,025	1.67
R-Pac International Corp	(8)	United States	S + 6.00%	0.00%	10.51%	12/29/2027	2,374	2,352	2,350	0.78

								11,304	11,393	3.79

Diversified Consumer Services
AMCP Clean Acquisition Co LLC	(8)(12)	United States	S + 4.75%	0.50%	9.08%	6/15/2028	9,649	9,563	9,685	3.22
AMCP Clean Acquisition Co LLC (Delayed Draw)	(7)(8)(10)	United States	S + 4.75%	0.00%	9.08%	6/15/2028	160	150	168	0.06
LaserAway Intermediate Holdings II, LLC	(8)(12)	United States	S + 5.75%	0.75%	10.66%	10/14/2027	1,506	1,493	1,506	0.50

First Eagle Private Credit Fund
Consolidated Schedule of Investments - (Continued)
December 31, 2024
(in thousands, except shares)

Investments (1)(2)(3)	Footnotes	Region	Reference Rate and Spread	Interest Rate Floor	Interest Rate (4)	Maturity Date	Principal (5)	Amortized Cost (6)	Fair Value	Percentage of Net Assets
Diversified Consumer Services (continued)
Mammoth Holdings, LLC	(8)(12)	United States	S + 5.25%	1.00%	10.33%	11/15/2030	5,220	5,129	5,064	1.69
Mammoth Holdings, LLC (Delayed Draw)	(8)(12)	United States	S + 5.00%	1.00%	10.55%	11/15/2030	1,312	1,289	1,273	0.43
Mammoth Holdings, LLC (Revolver)	(7)(8)(9)	United States	S + 5.75%	1.00%	0.50%	11/15/2029	—	(11)	(20)	(0.01)
Reedy Industries Inc.	(8)(12)	United States	S + 4.25%	0.00%	8.58%	8/31/2028	4,927	4,901	4,967	1.65

								22,514	22,643	7.54

Diversified Telecommunication Services
Guardian US Holdco LLC	(12)	United States	S + 3.50%	0.00%	7.83%	1/31/2030	3,970	3,952	3,983	1.33
Virgin Media Bristol LLC	(12)	United States	S + 3.18%	0.00%	7.80%	3/31/2031	5,000	4,907	4,960	1.65

								8,859	8,943	2.98

Electrical Equipment
Arcline FM Holding, LLC	(12)	United States	S + 4.50%	0.00%	9.57%	6/23/2028	3,598	3,614	3,624	1.20
Energy Acquisition	(8)(12)	United States	S + 6.50%	2.00%	11.28%	5/10/2029	7,860	7,727	7,743	2.58
Energy Acquisition (Delayed Draw)	(7)(8)(10)	United States	S + 6.50%	2.00%	1.00%	5/10/2029	—	(4)	(7)	—

								11,337	11,360	3.78

Electronic Equipment, Instruments & Components
Creation Technologies Inc.	(8)(11)	United States	S + 5.50%	0.50%	N/A	10/5/2028	2,000	1,975	1,968	0.66

								1,975	1,968	0.66

Entertainment
Liberty Media Corporation		United States	S + 2.00%	0.00%	6.33%	9/30/2031	1,333	1,333	1,339	0.45
Liberty Media Corporation	(11)	United States	S + 2.00%	0.00%	N/A	9/6/2031	667	667	669	0.22
StubHub	(12)	United States	S + 4.75%	0.00%	9.11%	3/15/2030	4,901	4,858	4,919	1.64
UFC Holdings, LLC		United States	S + 2.25%	0.00%	6.77%	11/21/2031	2,000	1,998	2,014	0.67

								8,856	8,941	2.98

Financial Services
Ahead DB Holdings, LLC	(12)	United States	S + 3.50%	0.75%	7.83%	2/1/2031	2,985	2,957	3,009	1.00
Apella Capital LLC	(8)(12)(13)	United States	P + 6.50%	1.00%	13.00%	3/1/2029	1,260	1,241	1,254	0.42
Apella Capital, LLC	(8)(12)(13)	United States	S + 6.50%	1.00%	10.83%	3/1/2029	590	579	587	0.20
Apella Capital, LLC (Delayed Draw)	(7)(8)(10)(13)	United States	S + 6.50%	1.00%	10.83%	3/1/2029	148	145	146	0.05
Apella Capital LLC (Delayed Draw)	(8)(10)(13)	United States	S + 6.50%	1.00%	11.01%	3/1/2029	250	243	248	0.08
Apella Capital LLC (Revolver)	(7)(8)(9)(13)	United States	S + 6.50%	1.00%	10.85%	3/1/2029	200	196	199	0.07
Apex Group Treasury Limited	(12)	United States	S + 3.75%	0.50%	8.96%	7/27/2028	2,992	3,014	3,024	1.01

First Eagle Private Credit Fund
Consolidated Schedule of Investments - (Continued)
December 31, 2024
(in thousands, except shares)

Investments (1)(2)(3)	Footnotes	Region	Reference Rate and Spread	Interest Rate Floor	Interest Rate (4)	Maturity Date	Principal (5)	Amortized Cost (6)	Fair Value	Percentage of Net Assets
Financial Services (continued)
Aretec Group Inc.	(11)	United States	S + 3.50%	0.00%	N/A	8/9/2030	2,000	2,013	2,007	0.67
Auxey Bidco Ltd.	(8)(12)(13)	Europe	S + 6.00%	0.00%	10.67%	6/29/2027	7,910	7,812	7,722	2.57
Evertec Group, LLC	(8)(11)(13)	United States	S + 2.75%	0.00%	N/A	10/30/2030	2,000	2,033	2,028	0.68
Focus Financial Partners, LLC		United States	S + 3.25%	0.00%	7.61%	9/15/2031	1,806	1,802	1,825	0.61
Focus Financial Partners, LLC (Delayed Draw)	(7)	United States	S + 3.25%	0.00%	1.63%	9/15/2031	—	—	2	—
GTCR Everest Borrower LLC	(12)	United States	S + 2.75%	0.00%	7.08%	9/5/2031	3,000	2,989	3,016	1.00
Paint Intermediate III LLC		United States	S + 3.00%	0.00%	7.52%	10/9/2031	2,000	1,990	2,014	0.67
Priority Holdings, LLC		United States	S + 4.75%	0.00%	9.11%	5/16/2031	4,975	4,971	4,992	1.66
Ryan Specialty Group, LLC	(12)	United States	S + 2.25%	0.00%	6.61%	9/15/2031	2,000	1,995	2,010	0.67
Sagebrush Buyer, LLC	(8)(12)	United States	S + 5.00%	1.00%	9.36%	7/1/2030	10,074	9,935	9,922	3.30
Sagebrush Buyer, LLC (Revolver)	(7)(8)(9)	United States	S + 5.25%	1.00%	0.50%	7/1/2030	—	(17)	(19)	(0.01)
TouchTunes	(12)	United States	S + 4.75%	0.00%	9.08%	4/2/2029	3,465	3,465	3,480	1.16
XPT Partners, LLC	(8)(12)	United States	S + 5.50%	0.00%	10.24%	9/13/2028	5,128	5,053	5,051	1.68
XPT Partners, LLC (Delayed Draw)	(7)(8)(10)	United States	S + 5.50%	0.00%	1.00%	9/13/2028	—	(9)	(18)	(0.01)
XPT Partners, LLC (Revolver)	(7)(8)(9)	United States	S + 5.50%	0.00%	0.50%	9/13/2028	—	(4)	(4)	—

								52,403	52,495	17.48

Food Products
Aspire Bakeries Holdings LLC	(8)(12)	United States	S + 4.25%	0.00%	8.61%	12/23/2030	2,992	2,978	3,026	1.01
Golden State Foods Corp	(12)	United States	S + 4.00%	0.00%	8.77%	12/4/2031	3,429	3,403	3,463	1.15
Primary Products Finance LLC	(11)	United States	S + 3.25%	0.00%	N/A	4/1/2029	1,995	1,995	2,003	0.67

								8,376	8,492	2.83

Ground Transportation
First Student Bidco Inc.	(12)	United States	S + 2.50%	0.00%	6.89%	7/21/2028	3,990	3,990	4,002	1.33
Kenan Advantage Group, Inc.	(11)(12)	United States	S + 3.25%	0.00%	7.61%	1/25/2029	4,982	4,981	5,020	1.67
UPC Financing Partnership	(12)	United States	S + 2.93%	0.00%	7.44%	1/31/2029	3,042	3,043	3,062	1.02

								12,014	12,084	4.02

Health Care Equipment & Supplies
Journey Personal Care	(12)	United States	S + 3.75%	0.00%	8.11%	3/1/2028	4,961	4,948	4,972	1.65
Prescott’s Inc.	(8)(12)	United States	S + 5.00%	0.00%	9.32%	12/30/2030	5,078	5,021	5,021	1.67
Prescott’s Inc. (Delayed Draw)	(7)(8)	United States	S + 5.00%	0.00%	0.75%	12/30/2030	—	(13)	(40)	(0.01)
Prescott’s Inc. (Revolver)	(7)(8)(9)	United States	S + 5.00%	0.00%	0.50%	12/30/2030	—	(10)	(10)	—

								9,946	9,943	3.31

Health Care Providers & Services
Crisis Prevention Institute, Inc.	(8)(12)	United States	S + 4.00%	0.50%	8.39%	4/9/2031	3,000	2,985	3,019	1.01

First Eagle Private Credit Fund
Consolidated Schedule of Investments - (Continued)
December 31, 2024
(in thousands, except shares)

Investments (1)(2)(3)	Footnotes	Region	Reference Rate and Spread	Interest Rate Floor	Interest Rate (4)	Maturity Date	Principal (5)	Amortized Cost (6)	Fair Value	Percentage of Net Assets
Health Care Providers & Services (continued)
Dermatology Intermediate Holdings III, Inc.		United States	S + 5.50%	0.50%	10.09%	3/30/2029	3,474	3,439	3,416	1.14
Dermatology Intermediate Holdings III, Inc.	(12)	United States	S + 4.25%	0.50%	8.84%	3/30/2029	4,962	4,870	4,800	1.60
Elevate HD Parent, Inc.	(8)(12)	United States	S + 6.00%	1.00%	10.46%	8/20/2029	988	973	988	0.33
Elevate HD Parent, Inc. (Delayed Draw)	(8)(10)	United States	S + 6.00%	1.00%	10.46%	8/20/2029	23	23	23	0.01
Elevate HD Parent, Inc. (Delayed Draw)	(7)(8)(10)	United States	S + 6.00%	1.00%	10.46%	8/20/2029	52	49	52	0.02
Elevate HD Parent, Inc. (Revolver)	(7)(8)(9)	United States	S + 6.00%	1.00%	0.50%	8/20/2029	—	(3)	—	—
First Steps Recovery Acquisition, LLC	(8)(12)	United States	S + 6.25%	1.00%	10.61%	3/29/2030	4,788	4,725	4,692	1.55
First Steps Recovery Acquisition, LLC (Delayed Draw)	(7)(8)(10)	United States	S + 6.25%	1.00%	1.00%	3/29/2030	—	(5)	(23)	(0.01)
First Steps Recovery Acquisition, LLC (Revolver)	(7)(8)(9)	United States	S + 6.25%	1.00%	10.58%	3/29/2030	551	536	528	0.17
Gen4 Dental Partners Opco, LLC	(8)(12)	United States	S + 5.75%	1.00%	10.56%	5/13/2030	6,965	6,840	6,756	2.25
Gen4 Dental Partners Opco, LLC (Delayed Draw)	(7)(8)(10)	United States	S + 5.75%	0.00%	1.00%	5/13/2030	—	(21)	(70)	(0.02)
Gen4 Dental Partners Opco, LLC (Revolver)	(7)(8)(9)	United States	S + 5.75%	0.00%	0.50%	5/13/2030	—	(8)	(14)	—
Houseworks Holdings	(8)(12)	United States	S + 5.25%	1.00%	9.76%	12/15/2028	1,099	1,080	1,099	0.36
Houseworks Holdings	(8)(12)	United States	S + 5.25%	1.00%	9.76%	12/15/2028	2,518	2,502	2,518	0.84
Houseworks Holdings (Delayed Draw)	(7)(8)(10)	United States	S + 5.25%	1.00%	1.00%	12/15/2028	—	(4)	—	—
Houseworks Holdings (Delayed Draw)	(7)(8)(10)	United States	S + 5.50%	1.00%	9.76%	12/15/2028	97	89	97	0.03
Houseworks Holdings (Revolver)	(7)(8)(9)	United States	S + 5.25%	1.00%	5.25%	12/15/2028	25	21	25	0.01
In Vitro Sciences, LLC	(8)(12)	United States	S + 6.50%	1.00%	10.47%	2/28/2029	8,743	8,634	8,437	2.81
In Vitro Sciences, LLC (Delayed Draw)	(7)(8)(10)	United States	S + 6.50%	1.00%	10.47%	2/28/2029	2,234	2,224	2,155	0.72
In Vitro Sciences, LLC (Revolver)	(7)(8)(9)	United States	S + 6.00%	1.00%	0.50%	2/28/2029	—	(7)	(20)	(0.01)
Medrina, LLC	(8)(12)	United States	S + 6.00%	1.00%	10.44%	10/20/2029	7,285	7,176	7,285	2.43
Medrina, LLC (Delayed Draw)	(7)(8)(10)	United States	S + 6.00%	1.00%	1.00%	10/20/2029	—	(8)	—	—
Medrina, LLC (Revolver)	(7)(8)(9)	United States	S + 6.25%	1.00%	0.50%	10/20/2029	—	(17)	—	—
Monarch Behavioral Therapy, LLC	(8)(12)	United States	S + 5.00%	1.00%	9.36%	6/6/2030	9,139	9,015	9,071	3.02
Monarch Behavioral Therapy, LLC (Delayed Draw)	(7)(8)(10)	United States	S + 5.00%	1.00%	9.45%	6/6/2030	588	580	575	0.19
Monarch Behavioral Therapy, LLC (Revolver)	(7)(8)(9)	United States	S + 5.00%	1.00%	9.34%	6/6/2030	56	41	47	0.02
NSM Top Holdings Corp	(12)	United States	S + 5.25%	0.00%	9.68%	5/14/2029	4,987	4,975	5,050	1.68
Physician Partners, LLC	(8)(12)	United States	S + 5.50%	0.00%	10.09%	12/22/2028	4,950	4,275	2,351	0.78
RMBUS Holdco Inc.	(8)(12)	United States	S + 6.50%	1.00%	11.74%	1/8/2029	5,603	5,527	5,603	1.87

First Eagle Private Credit Fund
Consolidated Schedule of Investments - (Continued)
December 31, 2024
(in thousands, except shares)

Investments (1)(2)(3)	Footnotes	Region	Reference Rate and Spread	Interest Rate Floor	Interest Rate (4)	Maturity Date	Principal (5)	Amortized Cost (6)	Fair Value	Percentage of Net Assets
Health Care Providers & Services (continued)
RMBUS Holdco Inc. (Delayed Draw)	(7)(8)(10)	United States	S + 6.50%	1.00%	1.00%	1/8/2029	—	(14)	—	—
RMBUS Holdco Inc. (Revolver)	(7)(8)(9)	United States	S + 6.50%	1.00%	0.50%	1/8/2029	—	(14)	—	—
Southern Veterinary Partners, LLC		United States	S + 3.25%	0.00%	7.71%	12/4/2031	2,000	1,990	2,017	0.67
US Fertility Enterprises, LLC	(12)	United States	S + 4.50%	0.00%	8.78%	10/11/2031	2,137	2,116	2,159	0.72
US Fertility Enterprises, LLC (Delayed Draw)	(7)(8)(12)	United States	S + 4.50%	0.00%	2.25%	10/11/2031	—	(1)	1	—

								77,579	75,647	25.19

Health Care Technology
Greenway Health, LLC	(8)(12)	United States	S + 6.75%	0.00%	11.08%	4/1/2029	9,685	9,451	9,685	3.22
Visante Acquisition, LLC	(8)(12)	United States	S + 5.75%	1.00%	10.34%	1/31/2030	8,397	8,291	8,397	2.80
Visante Acuqisition, LLC (Revolver)	(7)(8)(9)	United States	S + 5.75%	1.00%	0.50%	1/31/2030	—	(12)	—	—

								17,730	18,082	6.02

Hotels, Restaurants & Leisure
Caesars Entertainment, Inc.	(11)(13)	United States	S + 2.25%	0.00%	N/A	2/6/2030	1,741	1,758	1,744	0.58
Catawba Nation Gaming Authority	(11)	United States	S + 4.75%	0.00%	N/A	12/13/2031	10,000	9,950	10,044	3.34

								11,708	11,788	3.92

Household Durables
Air Conditioning Specialist, Inc.	(8)	United States	S + 5.50%	1.00%	9.99%	11/19/2029	5,023	4,961	4,998	1.66
Air Conditioning Specialist, Inc. (Delayed Draw)	(7)(8)(10)	United States	S + 5.50%	1.00%	10.01%	11/19/2029	1,745	1,692	1,727	0.58
Air Conditioning Specialist, Inc. (Revolver)	(7)(8)(9)	United States	S + 5.50%	1.00%	0.50%	11/19/2029	—	(12)	(4)	—
Dorel Industries	(8)(12)(13)	Canada	S + 8.30%	2.00%	12.80%	12/8/2026	5,810	5,749	5,810	1.93

								12,390	12,531	4.17

Insurance
Acrisure, LLC	(12)	United States	S + 3.00%	0.00%	7.36%	11/6/2030	2,992	2,991	3,001	1.00
Amynta Agency Borrower Inc.		United States	S + 3.00%	0.00%	7.34%	12/29/2031	2,993	2,992	2,996	1.00
Community Based Care Acquisition, Inc. (Delayed Draw)	(7)(8)(10)	United States	S + 5.50%	1.00%	9.93%	9/30/2027	1,628	1,570	1,628	0.54
Howden Group Holdings Ltd	(12)(13)	Europe	S + 3.00%	0.50%	7.36%	2/15/2031	4,987	4,987	5,028	1.67
Neon Maple US Debt Mergersub Inc.	(11)	United States	S + 3.00%	0.00%	N/A	11/17/2031	3,000	2,996	3,010	1.00
OEG Borrower, LLC	(8)(12)	United States	S + 3.50%	0.00%	7.85%	6/30/2031	2,993	2,986	3,000	1.00
PEX Holdings LLC	(8)(12)	United States	S + 2.75%	0.00%	7.08%	11/26/2031	3,000	2,993	3,019	1.01
The Mutual Group, LLC	(8)(12)	United States	S + 5.25%	1.00%	9.58%	1/31/2030	9,667	9,544	9,522	3.17
The Mutual Group, LLC (Revolver)	(7)(8)(9)	United States	S + 5.50%	1.00%	0.50%	1/31/2030	—	(16)	(19)	(0.01)

First Eagle Private Credit Fund
Consolidated Schedule of Investments - (Continued)
December 31, 2024
(in thousands, except shares)

Investments (1)(2)(3)	Footnotes	Region	Reference Rate and Spread	Interest Rate Floor	Interest Rate (4)	Maturity Date	Principal (5)	Amortized Cost (6)	Fair Value	Percentage of Net Assets
Insurance (continued)
Truist Insurance Holdings, LLC	(12)	United States	S + 2.75%	0.00%	7.08%	5/6/2031	1,379	1,376	1,385	0.46

								29,423	29,560	9.84

IT Services
Asurion, LLC	(12)	United States	S + 4.00%	0.00%	8.46%	8/19/2028	4,949	4,939	4,943	1.65
Ensono, Inc.	(11)	United States	S + 4.00%	0.00%	N/A	5/26/2028	1,995	1,990	1,997	0.66
Rackspace Technology Global Inc.	(12)	United States	S + 6.25%	0.75%	10.85%	5/15/2028	1,995	2,018	2,071	0.69

								8,947	9,011	3.00

Machinery
ASP Acuren Merger Sub Inc.		United States	S + 3.50%	0.00%	7.86%	7/30/2031	2,993	2,992	3,021	1.01
CPM Holdings, Inc.	(12)	United States	S + 4.50%	0.00%	9.05%	9/28/2028	4,962	4,986	4,825	1.61
Crown Equipment Corporation	(12)	United States	S + 2.50%	0.00%	6.94%	10/10/2031	2,000	1,990	2,016	0.67
Goat Holdco LLC	(11)	United States	S + 3.00%	0.00%	N/A	12/10/2031	2,000	1,995	2,004	0.66
Madison iAQ LLC	(12)	United States	S + 2.75%	0.00%	7.89%	6/21/2028	3,969	3,982	3,988	1.33
Mid-State Machine and Fabricating Corporation	(8)(12)	United States	S + 5.50%	1.00%	9.86%	6/21/2029	8,793	8,675	8,727	2.90
Mid-State Machine and Fabricating Corporation (Revolver)	(7)(8)(9)	United States	S + 5.50%	1.00%	0.50%	6/21/2029	—	(26)	(14)	—
Nvent Thermal LLC	(11)	United States	S + 3.50%	0.00%	N/A	9/12/2031	2,000	1,990	2,024	0.67
Project Castle, Inc.		United States	S + 5.50%	0.50%	9.76%	6/1/2029	3,970	3,644	3,482	1.16
SPX Flow, Inc.	(12)	United States	S + 3.00%	0.00%	7.36%	4/5/2029	3,000	3,018	3,029	1.01
Vertical Midco	(12)(13)	Europe	S + 3.50%	0.50%	8.59%	4/30/2030	3,960	3,951	3,994	1.33

								37,197	37,096	12.35

Media
ABG Intermediate Holdings 2 LLC	(11)(12)	United States	S + 2.25%	0.00%	6.59%	12/21/2028	2,743	2,743	2,757	0.92
Cengage Learning, Inc.	(12)	United States	S + 3.50%	0.00%	8.01%	3/24/2031	2,985	2,956	3,004	1.00
MH Sub I/Indigo/WebMD Health	(12)	United States	S + 4.25%	0.00%	8.61%	5/3/2028	2,382	2,362	2,386	0.79

								8,061	8,147	2.71

Metals & Mining
Minerals Technologies Inc.	(8)(11)(13)	United States	S + 2.00%	0.00%	N/A	11/21/2031	2,000	2,012	2,010	0.67

								2,012	2,010	0.67

Oil, Gas & Consumable Fuels
Liquid Tech Solutions Holdings, LLC	(8)(11)	United States	S + 3.75%	0.00%	N/A	3/20/2028	1,000	1,000	1,003	0.33

								1,000	1,003	0.33

Passenger Airlines
AAdvantage Loyalty IP Ltd.		United States	S + 4.75%	0.75%	9.63%	4/20/2028	2,000	2,065	2,057	0.69
United AirLines, Inc.	(12)(13)	United States	S + 2.00%	0.00%	6.57%	2/22/2031	3,332	3,315	3,347	1.11

								5,380	5,404	1.80

First Eagle Private Credit Fund
Consolidated Schedule of Investments - (Continued)
December 31, 2024
(in thousands, except shares)

Investments (1)(2)(3)	Footnotes	Region	Reference Rate and Spread	Interest Rate Floor	Interest Rate (4)	Maturity Date	Principal (5)	Amortized Cost (6)	Fair Value	Percentage of Net Assets
Personal Care Products
KDC/ONE Development Corporation, Inc.	(11)	United States	S + 4.00%	0.00%	N/A	8/15/2028	2,000	2,000	2,016	0.67

								2,000	2,016	0.67

Pharmaceuticals
Alvogen Pharma US, Inc.		United States	S + 8.50%	1.00%	11.96%	6/30/2025	4,927	4,851	4,699	1.56
Amneal Pharmaceuticals LLC	(12)	United States	S + 5.50%	0.00%	9.86%	5/4/2028	3,925	3,941	4,044	1.34
Syner-G Intermediate Holdings, LLC	(8)(12)	United States	S + 5.00%	1.00%	9.35%	9/17/2030	10,379	10,268	10,262	3.42
Syner-G Intermediate Holdings, LLC (Revolver)	(7)(8)(9)	United States	S + 5.00%	1.00%	0.50%	9/17/2030	—	(12)	(13)	—

								19,048	18,992	6.32

Professional Services
Case Works, LLC	(8)(12)	United States	S + 5.25%	1.00%	9.58%	10/1/2029	5,039	4,976	4,972	1.66
Case Works, LLC (Delayed Draw)	(7)(8)(10)	United States	S + 5.25%	1.00%	9.65%	10/1/2029	483	480	473	0.16
Case Works, LLC (Revolver)	(7)(8)(9)	United States	S + 5.25%	1.00%	9.65%	10/1/2029	241	234	233	0.08
CP Iris Holdco I, Inc.	(12)	United States	S + 3.50%	0.00%	7.86%	10/2/2028	3,969	3,974	3,997	1.33
Dun & Bradstreet Corporation	(11)	United States	S + 2.25%	0.00%	N/A	1/18/2029	1,995	2,005	1,999	0.66
Eisner Advisory Group LLC		United States	S + 4.00%	0.50%	8.36%	2/28/2031	2,992	3,018	3,030	1.01
Grant Thornton LLP	(12)	United States	S + 3.25%	0.00%	7.82%	6/2/2031	4,988	5,028	4,995	1.66
Nielsen Consumer, Inc.	(8)(12)	United States	S + 4.75%	0.50%	9.11%	3/6/2028	4,988	4,977	5,037	1.68
SR Landscaping, LLC	(8)(12)	United States	S + 6.25%	1.00%	10.90%	10/30/2029	5,350	5,285	5,337	1.78
SR Landscaping, LLC (Delayed Draw)	(8)(12)	United States	S + 6.25%	1.00%	10.90%	10/30/2029	1,777	1,770	1,772	0.59
SR Landscaping, LLC (Delayed Draw)	(7)(8)(10)	United States	S + 6.25%	1.00%	10.90%	10/30/2029	592	567	587	0.19
SR Landscaping, LLC (Revolver)	(7)(8)(9)	United States	S + 6.25%	1.00%	10.92%	10/30/2029	312	301	309	0.10
Strategy Corps, LLC	(8)(12)	United States	S + 5.25%	1.00%	9.61%	6/28/2030	6,312	6,236	6,249	2.08
Strategy Corps, LLC (Delayed Draw)	(7)(8)(10)	United States	S + 5.25%	1.00%	1.00%	6/28/2030	—	(10)	(33)	(0.01)
Strategy Corps, LLC (Revolver)	(7)(8)(9)	United States	S + 5.25%	1.00%	0.50%	6/28/2030	—	(20)	(16)	(0.01)
Teneo Holdings LLC	(12)	United States	S + 4.75%	1.00%	9.11%	3/13/2031	2,978	2,951	3,009	1.00
Tri Scapes, LLC	(8)(12)	United States	S + 5.50%	1.00%	10.16%	7/12/2030	4,965	4,897	4,891	1.63
Tri Scapes, LLC (Delayed Draw)	(7)(8)(10)	United States	S + 5.50%	1.00%	1.00%	7/12/2030	—	(33)	(36)	(0.01)
Tri Scapes, LLC (Revolver)	(7)(8)(9)	United States	S + 5.50%	1.00%	0.50%	7/12/2030	—	(16)	(18)	(0.01)
Unified Patents, LLC	(8)(12)	United States	S + 5.00%	0.00%	9.28%	12/23/2027	11,441	11,356	11,355	3.78
Unified Patents, LLC (Revolver)	(7)(8)(9)	United States	S + 5.00%	0.00%	0.50%	12/23/2027	—	(9)	(10)	—
Zenith American Solutions, Inc.	(8)(12)	United States	S + 5.50%	1.00%	9.83%	7/11/2029	9,975	9,840	9,825	3.27
Zenith American Solutions, Inc. (Revolver)	(7)(8)(9)	United States	S + 5.50%	1.00%	5.50%	7/11/2029	604	588	586	0.20

								68,395	68,543	22.82

First Eagle Private Credit Fund
Consolidated Schedule of Investments - (Continued)
December 31, 2024
(in thousands, except shares)

Investments (1)(2)(3)	Footnotes	Region	Reference Rate and Spread	Interest Rate Floor	Interest Rate (4)	Maturity Date	Principal (5)	Amortized Cost (6)	Fair Value	Percentage of Net Assets
Real Estate Management & Development
841 Prudential MOB LLC	(8)	United States	S + 6.50%	2.50%	11.03%	10/9/2027	13,773	13,582	13,566	4.51
841 Prudential MOB LLC (Delayed Draw)	(7)(8)(10)	United States	S + 6.50%	2.50%	0.00%	10/9/2027	—	(3)	(11)	—

								13,579	13,555	4.51

Software
AQA Acquisition Holding, Inc		United States	S + 4.00%	0.00%	8.55%	3/3/2028	1,000	998	1,010	0.34
Argano, LLC	(8)(12)	United States	S + 5.75%	1.00%	10.15%	9/13/2029	9,541	9,362	9,350	3.11
Argano, LLC (Delayed Draw)	(7)(8)(10)	United States	S + 5.75%	1.00%	1.00%	9/13/2029	—	(20)	(42)	(0.01)
Argano, LLC (Revolver)	(7)(8)(9)	United States	S + 5.75%	1.00%	0.50%	9/13/2029	—	(7)	(7)	—
Boxer Parent Company Inc.	(12)	United States	S + 3.75%	0.00%	8.34%	7/30/2031	5,000	4,994	5,047	1.68
CDK Global, Inc.	(11)	United States	S + 3.25%	0.00%	N/A	7/6/2029	1,995	1,985	1,971	0.66
Cloud Software Group, Inc.	(12)	United States	S + 3.50%	0.00%	7.83%	3/30/2029	2,964	2,960	2,976	0.99
Cloudera, Inc.	(12)	United States	S + 3.75%	0.00%	8.21%	10/8/2028	4,719	4,715	4,716	1.57
CMI Marketing, Inc		United States	S + 4.25%	0.00%	8.72%	3/23/2028	1,995	1,990	1,985	0.66
Condor Merger Sub, Inc	(12)	United States	S + 3.00%	0.00%	7.37%	3/1/2029	2,674	2,674	2,679	0.89
Dragon Buyer Inc.	(12)	United States	S + 3.25%	0.00%	7.58%	9/30/2031	2,000	1,990	2,007	0.67
Enverus Holdings, Inc.	(8)	United States	S + 5.50%	0.75%	9.86%	12/24/2029	3,819	3,772	3,819	1.27
Enverus Holdings, Inc. (Delayed Draw)	(7)(8)(10)	United States	S + 5.50%	0.75%	1.00%	12/24/2029	—	(1)	—	—
Enverus Holdings, Inc. (Revolver)	(7)(8)(9)	United States	S + 5.50%	0.75%	9.86%	12/24/2029	9	5	—	—
Flash Charm, Inc.		United States	S + 3.50%	0.00%	8.07%	3/2/2028	1,995	1,980	1,963	0.65
ISolved, Inc.		United States	S + 3.25%	0.00%	7.61%	10/15/2030	1,995	2,025	2,021	0.67
Mitchell International, Inc.		United States	S + 3.25%	0.00%	7.61%	6/17/2031	1,995	1,978	1,999	0.66
Modena Buyer LLC	(12)	United States	S + 4.50%	0.00%	8.86%	7/1/2031	5,000	4,907	4,855	1.62
Project Alpha Intermediate Holdings, Inc.	(11)	United States	S + 3.25%	0.50%	N/A	10/26/2030	1,995	2,015	2,010	0.67
Rocket Software, Inc.	(12)	United States	S + 4.25%	0.00%	8.61%	11/28/2028	3,970	3,936	4,004	1.33
VS Buyer LLC	(12)	United States	S + 2.75%	0.00%	7.12%	4/12/2031	3,990	3,980	4,025	1.34
WatchGuard Technologies, Inc.	(12)	United States	S + 5.25%	0.75%	9.61%	7/2/2029	3,980	3,966	3,952	1.32
Zuora	(8)(11)	United States	S + 3.50%	0.00%	N/A	12/15/2031	1,000	995	998	0.33

								61,199	61,338	20.42

Specialty Retail
Apro LLC	(12)	United States	S + 3.75%	0.00%	8.27%	7/9/2031	1,995	1,990	2,017	0.67
BW Gas & Convenience Holdings, LLC	(12)	United States	S + 3.50%	0.00%	7.97%	3/31/2028	3,969	3,965	3,997	1.33
LS Group Opco Acquisition LLC	(12)	United States	S + 3.00%	0.00%	7.36%	4/23/2031	3,980	3,980	4,005	1.34
Sweetwater Borrower LLC	(8)(12)	United States	S + 4.25%	0.75%	8.72%	8/7/2028	2,133	2,120	2,147	0.72

First Eagle Private Credit Fund
Consolidated Schedule of Investments - (Continued)
December 31, 2024
(in thousands, except shares)

Investments (1)(2)(3)	Footnotes	Region	Reference Rate and Spread	Interest Rate Floor	Interest Rate (4)	Maturity Date	Principal (5)	Amortized Cost (6)	Fair Value	Percentage of Net Assets
Specialty Retail (continued)
Xcel Brands, Inc.	(8)(12)(13)	United States	S + 8.50%	2.00%	12.83%	12/12/2028	1,317	1,257	1,287	0.43
Xcel Brands, Inc. (Delayed Draw)	(7)(8)(12)(13)	United States	S + 8.50%	2.00%	12.89%	12/12/2028	—	(15)	(15)	—

								13,297	13,438	4.49

Textiles, Apparel & Luxury Goods
Protective Industrial Products Inc.	(12)	United States	S + 4.00%	0.75%	8.47%	12/29/2027	4,974	4,965	4,979	1.66
Rachel Zoe, Inc.	(8)(12)	United States	S + 7.66%	3.00%	12.02%	10/13/2026	430	426	430	0.14
Rachel Zoe, Inc.	(8)(12)	United States	S + 7.66%	3.00%	11.99%	10/13/2026	140	138	140	0.05
TR Apparel, LLC	(8)(12)	United States	S + 9.00%	2.00%	13.55%	6/21/2027	1,284	1,266	1,284	0.43

								6,795	6,833	2.28

Trading Companies & Distributors
DXP Enterprises, Inc.	(12)(13)	United States	S + 3.75%	0.00%	8.11%	10/11/2030	1,481	1,490	1,502	0.51
Johnstone Supply, LLC	(12)	United States	S + 2.50%	0.00%	6.88%	6/9/2031	4,988	5,025	5,010	1.67
Verde Purchaser, LLC	(11)	United States	S + 0.00%	0.00%	N/A	11/30/2030	2,992	2,978	3,006	1.00
White Cap Supply Holdings, LLC	(12)	United States	S + 3.25%	0.00%	7.61%	10/19/2029	5,000	4,981	5,016	1.67

								14,474	14,534	4.85

Wireless Telecommunication Services
CCI Buyer, Inc.	(12)	United States	S + 4.00%	0.75%	8.33%	12/17/2027	3,969	3,965	3,978	1.32

								3,965	3,978	1.32

Total First Lien Debt								$653,670	$653,893	217.73%

Warrant
Specialty Retail
Xcel Brands, Inc.	(8)(13)	United States					77	31	32	—

								31	32	—

Total Investments – non-controlled/non-affiliated								$653,701	$653,925	217.73%

(1)	Security may be an obligation of one or more entities affiliated with the named portfolio company.
(2)	All debt investments are income producing unless otherwise noted. All equity and warrant investments are non-income producing unless otherwise noted.
(3)
All investments are
non-controlled/non-affiliated
investments as defined by the Investment Company Act of 1940, as amended (the “1940 Act”). The provisions of the 1940 Act classify investments based on the level of control that we maintain in a particular portfolio company. As defined in the 1940 Act, a company is generally presumed to be
“non-controlled”
when we own 25% or less of the portfolio company’s voting securities and “controlled” when we own more than 25% of the portfolio company’s voting securities. The provisions of the 1940 Act also classify investments further based on the level of ownership that we maintain in a particular portfolio company. As defined in the 1940 Act, a company is generally deemed as
“non-affiliated”
when we own less than 5% of a portfolio company’s voting securities and “affiliated” when we own 5% or more of a portfolio company’s voting securities.

First Eagle Private Credit Fund
Consolidated Schedule of Investments - (Continued)
December 31, 2024
(in thousands, except shares)

(4)
Variable rate loans to the portfolio companies bear interest at a rate that is determined by reference to SOFR (denoted as “S”) which generally resets periodically. For each loan, the Company has indicated the reference rate used and provided the spread and the interest rate in effect as of December 31, 2024. For portfolio companies with multiple interest rate contracts under a single credit agreement, the interest rate shown is a weighted average current interest rate in effect at December 31, 2024. Variable rate loans typically include an interest reference rate floor feature, which the Company has indicated if applicable.

(5)	Unless noted otherwise, the principal amount (par amount) for all debt securities is denominated in U.S. dollars. Equity investments are recorded as number of shares/shares owned.
(6)	The cost represents the original cost adjusted for the amortization of discount and premium, as applicable, and inclusive of any capitalized paid-in-kind income (“PIK”), for debt securities.
(7)
Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion, although the investment may be subject to unused commitment fees. Negative cost and fair value results from unamortized fees, which are capitalized to the investment cost.

(8)
These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by the valuation designee under the oversight of the Board of Trustees (refer to Note 2 and Note 5), pursuant to the Company’s valuation policy.

(9)	Portfolio company pays 0.5% unfunded commitment fee on revolving loan facility.
(10)	Portfolio company pays 1.0% unfunded commitment fee on delayed draw term loan.
(11)	All or a portion of this position has not yet settled as of December 31, 2024. The Company will not accrue interest until the settlement date at which point SOFR will be established.
(12)	These debt investments were pledged as collateral under the Company’s Credit Facility as of December 31, 2024 (refer to Note 6, “Borrowings”).
(13)
The investment is not a qualifying asset under Section 55(a) of the 1940 Act. The Company may not acquire any non-qualifying
asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. As of December 31, 2024, non-qualifying
assets represented approximately 6.9% of the total assets of the Company.

(14)	Loan was on non-accrual status as of December 31, 2024.
The accompanying notes are an integral part of these consolidated financial statements.

First Eagle Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands, except shares)

Investments (1)(2)(3)	Footnotes	Region	Reference Rate and Spread	Interest Rate Floor	Interest Rate (5)	Maturity Date	Principal (6)	Amortized Cost (7)	Fair Value	Percentage of Net Assets
Investments – non-controlled/non-affiliated
First Lien Debt
Commercial Services & Supplies
Prime Security Services Borrower, LLC	(4)	United States	S + 2.50%	0.00%	7.84%	10/13/2030	2,000	$1,979	$2,008	0.80%
Waste Resource Management Inc.	(4)(8)	United States	S + 5.75%	1.00%	11.11%	12/28/2029	5,628	5,543	5,543	2.20
Waste Resource Management Inc. (Delayed Draw)	(8)(9)(11)	United States	S + 5.75%	1.00%	n/a	12/28/2029	—	(10)	(31)	(0.01)
Waste Resource Management Inc. (Revolver)	(8)(9)(11)	United States	S + 5.75%	1.00%	n/a	12/28/2029	—	(12)	(12)	—

								7,500	7,508	2.99

Construction & Engineering
RL James, Inc.	(4)(8)	United States	S + 6.00%	0.00%	11.46%	12/15/2028	2,301	2,259	2,258	0.90
RL James, Inc. (Delayed Draw)	(8)(9)(11)	United States	S + 6.00%	0.00%	n/a	12/15/2028	—	(40)	(41)	(0.02)
RL James, Inc. (Revolver)	(8)(9)(11)	United States	S + 6.00%	0.00%	n/a	12/15/2028	—	(20)	(20)	(0.01)

								2,199	2,197	0.87

Diversified Consumer Services
LaserAway	(4)(8)	United States	S + 5.75%	0.75%	11.41%	10/14/2027	1,522	1,504	1,522	0.60
Mammoth Holdings, LLC	(4)(8)	United States	S + 5.75%	0.00%	11.10%	11/15/2030	3,636	3,565	3,564	1.42
Mammoth Holdings, LLC (Delayed Draw)	(8)(9)(11)	United States	S + 5.75%	0.00%	n/a	11/15/2030	—	(9)	(18)	(0.01)
Mammoth Holdings, LLC (Revolver)	(8)(9)(11)	United States	S + 5.75%	0.00%	n/a	11/15/2029	—	(9)	(9)	—

								5,051	5,059	2.01

Financial Services
Evertec Group, LLC	(4)(8)(10)	United States	S + 3.50%	0.75%	8.96%	10/30/2030	1,800	1,774	1,807	0.72

								1,774	1,807	0.72

Health Care Facilities
Greenway Health, LLC	(8)	United States	S + 6.75%	0.00%	11.93%	3/31/2029	9,758	9,467	9,465	3.76

								9,467	9,465	3.76

Health Care Providers & Services
Aspen Dental Management Inc.	(4)(8)(13)	United States	S + 5.75%	0.00%	n/a	12/23/2027	5,000	4,750	4,937	1.96
Elevate HD Parent, Inc.	(4)(8)	United States	S + 6.00%	0.00%	11.46%	8/20/2029	998	980	979	0.39
Elevate HD Parent, Inc. (Delayed Draw)	(8)(9)(12)	United States	S + 6.00%	0.00%	11.46%	8/20/2029	23	22	21	0.01
Elevate HD Parent, Inc. (Delayed Draw)	(8)(9)(12)	United States	S + 6.00%	0.00%	n/a	8/20/2029	—	(3)	(10)	—

First Eagle Private Credit Fund
Consolidated Schedule of Investments - (Continued)
December 31, 2023
(in thousands, except shares)

Investments (1)(2)(3)	Footnotes	Region	Reference Rate and Spread	Interest Rate Floor	Interest Rate (5)	Maturity Date	Principal (6)	Amortized Cost (7)	Fair Value	Percentage of Net Assets
Health Care Providers & Services (continued)
Elevate HD Parent, Inc. (Revolver)	(8)(9)(11)	United States	S + 6.00%	0.00%	n/a	8/20/2029	—	(4)	(4)	—
Houseworks Holdings	(4)(8)	United States	S + 6.50%	0.00%	12.04%	12/15/2028	703	683	682	0.27
Houseworks Holdings (Delayed Draw)	(8)(9)(12)	United States	S + 6.50%	0.00%	n/a	12/15/2028	—	(11)	(15)	(0.01)
Houseworks Holdings (Revolver)	(8)(9)(11)	United States	S + 6.50%	0.00%	n/a	12/15/2028	—	(5)	(5)	—
Medrina, LLC	(4)(8)	United States	S + 6.25%	0.00%	11.74%	10/20/2029	7,358	7,225	7,220	2.87
Medrina, LLC (Delayed Draw)	(8)(9)(11)	United States	S + 6.25%	0.00%	n/a	10/20/2029	—	(9)	(29)	(0.01)
Medrina, LLC (Revolver)	(8)(9)(11)	United States	S + 6.25%	0.00%	n/a	10/20/2029	—	(20)	(21)	(0.01)
Physician Partners, LLC	(4)(8)	United States	S + 5.50%	0.00%	10.88%	12/23/2028	2,000	1,903	1,910	0.75

								15,511	15,665	6.22

Household Durables
Air Conditioning Specialist, Inc.	(4)(8)	United States	S + 7.25%	0.00%	12.90%	11/9/2026	900	887	886	0.35
Air Conditioning Specialist, Inc. (Delayed Draw)	(8)(9)(11)	United States	S + 7.25%	0.00%	n/a	11/9/2026	—	—	—	—
Air Conditioning Specialist, Inc. (Revolver)	(8)(9)(11)	United States	S + 7.25%	0.00%	12.91%	11/9/2026	30	30	29	0.01
Dorel Industries Inc.	(4)(8)(10)	Canada	S + 8.30%	2.00%	13.68%	12/8/2026	5,978	5,883	5,881	2.34

								6,800	6,796	2.70

IT Services
Acumera, Inc.	(4)(8)	United States	S + 7.50%	1.00%	12.48%	6/7/2028	969	955	954	0.38
Acumera, Inc. (Revolver)	(8)(9)(11)	United States	S + 7.50%	1.00%	n/a	6/7/2028	—	(1)	(1)	—

								954	953	0.38

Oil, Gas & Consumable Fuels
Essar Oil (UK) Limited	(8)(10)	Europe	S + 6.25%	3.00%	11.74%	10/29/2024	7,609	7,544	7,533	2.99

								7,544	7,533	2.99

Passenger Airlines
American Airlines, Inc.	(9)(10)	United States	S + 3.50%	0.00%	8.87%	6/4/2029	3,000	2,970	3,010	1.20

								2,970	3,010	1.20

Professional Services
SR Landscaping, LLC	(4)(8)	United States	S + 6.25%	1.00%	11.70%	10/30/2029	5,404	5,325	5,323	2.11
SR Landscaping, LLC (Delayed Draw)	(8)(9)(11)	United States	S + 6.25%	1.00%	n/a	10/30/2029	—	(9)	(27)	(0.01)
SR Landscaping, LLC (Revolver)	(8)(9)(11)	United States	S + 6.25%	1.00%	11.70%	10/30/2029	89	76	76	0.03

								5,392	5,372	2.13

First Eagle Private Credit Fund
Consolidated Schedule of Investments - (Continued)
December 31, 2023
(in thousands, except shares)

Investments (1)(2)(3) (4)	Footnotes	Region	Reference Rate and Spread	Interest Rate Floor	Interest Rate (5)	Maturity Date	Principal (6)	Amortized Cost (7)	Fair Value	Percentage of Net Assets
Software
Enverus Holdings, Inc.	(4)(8)(9)	United States	S + 5.50%	0.75%	10.86%	12/24/2029	3,848	3,791	3,790	1.50
Enverus Holdings, Inc. (Delayed Draw)	(8)(9)(11)	United States	S + 5.50%	0.75%	n/a	12/24/2029	—	(1)	(3)	—
Enverus Holdings, Inc. (Revolver)	(8)(9)(11)	United States	S + 5.50%	0.75%	n/a	12/24/2029	—	(4)	(4)	—

								3,786	3,783	1.50

Textiles, Apparel, & Luxury Goods
Rachel Zoe, Inc.	(4)(8)	United States	S + 7.66%	3.00%	13.01%	10/9/2026	470	462	462	0.18
TR Apparel, LLC	(4)(8)	United States	S + 8.00%	2.00%	13.32%	6/20/2027	1,300	1,274	1,271	0.51

								$1,736	$1,733	0.69

Total First Lien Debt								$70,684	$70,881	28.16%

Warrant
IT Services
Acumera, Inc.	(8)	United States					1	—	2	0.01

Total Investments – non-controlled/ non-affiliated								$70,684	$70,883	28.17%

(1)	Security may be an obligation of one or more entities affiliated with the named portfolio company.
(2)	All debt investments are income producing unless otherwise noted. All equity and warrant investments are non-income producing unless otherwise noted.
(3)
All investments are
non-controlled/non-affiliated
investments as defined by the 1940 Act. The provisions of the 1940 Act classify investments based on the level of control that we maintain in a particular portfolio company. As defined in the 1940 Act, a company is generally presumed to be
“non-controlled”
when we own 25% or less of the portfolio company’s voting securities and “controlled” when we own more than 25% of the portfolio company’s voting securities. The provisions of the 1940 Act also classify investments further based on the level of ownership that we maintain in a particular portfolio company. As defined in the 1940 Act, a company is generally deemed as
“non-affiliated”
when we own less than 5% of a portfolio company’s voting securities and “affiliated” when we own 5% or more of a portfolio company’s voting securities.

(4)	These debt investments were pledged as collateral under the Company’s Credit Facility as of December 31, 2023 (refer to Note 6).
(5)
Variable rate loans to the portfolio companies bear interest at a rate that is determined by reference to the Secured Overnight Financing Rate (“SOFR”) (denoted as “S”) which generally resets periodically. For each loan, the Company has indicated the reference rate used and provided the spread and the interest rate in effect as of December 31, 2023. For portfolio companies with multiple interest rate contracts under a single credit agreement, the interest rate shown is a weighted average current interest rate in effect at December 31, 2023. Variable rate loans typically include an interest reference rate floor feature, which the Company has indicated if applicable.

(6)	Unless noted otherwise, the principal amount (par amount) for all debt securities is denominated in U.S. dollars. Equity investments are recorded as number of shares/shares owned.
(7)	The cost represents the original cost adjusted for the amortization of discount and premium, as applicable, and inclusive of any capitalized paid-in-kind income (“PIK”), for debt securities.
(8)
These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by the valuation designee under the oversight of the Board (refer to Note 2 and Note 4), pursuant to the Company’s valuation policy.

(9)
Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion, although the investment may be subject to unused commitment fees. Negative cost and fair value results from unamortized fees, which are capitalized to the investment cost.

(10)
The investment is not a qualifying asset under Section 55(a) of the 1940 Act. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total.

(11)	Portfolio company pays 0.5% unfunded commitment fee on revolving loan facility.
(12)	Portfolio company pays 1.0% unfunded commitment fee on delayed draw term loan.
(13)	This position has not yet settled as of December 31, 2023. The Company will not accrue interest until the settlement date at which point SOFR will be established.
The accompanying notes are an integral part of these consolidated financial statements.

First Eagle Private Credit Fund
Notes to Consolidated Financial Statements
(in thousands, except share/per share data, percentages and as otherwise noted)
Note 1. Organization
First Eagle Private Credit Fund (together with its subsidiaries, the “Company”), is a Delaware statutory trust formed on October 20, 2021 to act as a non-diversified,
closed-end
management investment company. On May 31, 2023, the Company elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, the Company has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and expects to qualify as a RIC annually.
The Company is externally managed by First Eagle Investment Management, LLC (“FEIM” or the “Adviser”). The Adviser oversees the management of the Company’s activities and supervises the activities of First Eagle Alternative Credit, LLC (“FEAC” or the “Subadviser”, and together with the Adviser, the “Advisers”). FEAC, an alternative credit adviser that is a wholly-owned subsidiary of FEIM, serves as the Company’s investment subadviser and administrator (the “Administrator”).
The Company has two wholly owned subsidiaries—First Eagle Private Credit Fund SPV, LLC, which is a financing subsidiary of the Company, and FEPC Fund Servicer, LLC, which is the servicer of the Company’s Credit Facility.
The Company’s investment objectives are to generate returns in the form of current income and, to a lesser extent, long-term capital appreciation of investments. Under normal circumstances, the Company expects that the majority of its total assets will be in private credit investments to U.S. private companies through (i) directly originated first lien senior secured cash flow loans, (ii) directly originated asset-based loans, (iii) club deals (directly originated first lien senior secured or asset-based loans in which the Company co-invests
with a small number of third party private debt providers), (iv) second lien loans, and (v) broadly syndicated loans, Rule 144A high yield bonds and other debt securities (the investments described in this sentence, collectively, “Private Credit”). Under normal circumstances, the Company will invest at least 80% of its total assets (net assets plus borrowings for investment purposes) in private credit investments (loans and other credit instruments that are issued in private offerings or issued by private U.S. or
non-U.S.
companies). To a lesser extent, the Company will also invest in broadly syndicated loans of publicly traded issuers, publicly traded high yield bonds and equity securities. The Company expects that investments in broadly syndicated loans and high yield bonds will generally be more liquid than other Private Credit assets and will likely be used to initially deploy capital upon receipt of subscriptions and may also be used for the purposes of maintaining and managing liquidity for its share repurchase program and cash management, while also presenting an opportunity for attractive investment returns.
The Company is offering and selling its common shares of beneficial interest, par value $0.001 per share (the “Common Shares”) in a continuous private placement (the “Private Offering”) (i) accredited investors (as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”)) and (ii) in the case of shares sold outside the United States, to persons that are not “U.S. persons” (as defined in Regulation S under the Securities Act) in reliance on exemptions from the registration requirements of the Securities Act. The Company has registered a public offering with the Securities and Exchange Commission (“SEC”) to sell up to $5.0 billion of Common Shares, on a continuous basis, which commenced on March 11, 2025.
The Company commenced its loan origination process and investment activities contemporaneously with the initial closing (excluding the initial seed capital investment made by the Adviser) of the Private Offering on June 12, 2023 (the “Initial Closing”) and commenced operations following its first capital call on July 10, 2023 (“Commencement of Operations”). Prior to the Initial Closing, on April 28, 2023, the Adviser purchased 4,000 Common Shares at $25.00 per share.

Note 2. Significant Accounting Policies
Basis of Presentation
The Company is an investment company following the accounting and reporting guidance under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, Financial Services—Investment Companies. The Company’s first fiscal year ended on December 31, 2023.
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and pursuant to the requirements for reporting on Form
10-K
and Article 6 of Regulation
S-X.
The Company was initially capitalized on April 28, 2023 and commenced operations on July 10, 2023. As a result, comparative consolidated statements of operations, consolidated statements of changes in net assets and consolidated statements of cash flows are presented for the period of April 28, 2023 (initial capitalization) through December 31, 2023 (the “Prior Year Reporting Period”).
As an emerging growth company, the Company intends to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.
Consolidation
As provided under ASC Topic 946, Financial Services—Investment Companies, the Company generally will not consolidate its investment in a company other than substantially owned investment company subsidiaries or a controlled operating company whose business consists of providing services to the Company.
Use of Estimates
The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and such differences could be material.
Segment Reporting
In accordance with ASC Topic 280—Segment Reporting (“ASC 280”), the Company has determined that it has a single operating and reporting segment. As a result, the Company’s segment accounting policies are the same as described herein and the Company does not have any intra-segment sales and transfers of assets.
Cash and Cash Equivalents
Cash and cash equivalents consist of demand deposits and highly liquid investments, such as money market funds, with original maturities of three months or less. Cash and cash equivalents are carried at cost, which approximates fair value. The Company’s cash and cash equivalents are held with a financial institution and, at times, may exceed the Federal Deposit Insurance Corporation insured limit.
Investments
Investment transactions are recorded on a trade date basis.
Realized gains or losses are measured by the difference between the net proceeds received (excluding prepayment fees, if any) and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries, and is recorded within net realized gain (loss) on the Consolidated Statement of Operations.

The net change in unrealized gains or losses primarily reflects the change in investment values, including the reversal of previously recorded unrealized gains or losses with respect to investments realized during the period, and is recorded within net unrealized appreciation (depreciation) on the Consolidated Statement of Operations.
Fair Value of Financial Instruments
The Company applies fair value to its portfolio investments in accordance with ASC Topic 820—
Fair Value Measurements and Disclosures
(“ASC Topic 820”). ASC Topic 820 defines fair value, establishes a framework used to measure fair value, and requires disclosures for fair value measurements, including the categorization of financial instruments into a three-level hierarchy based on the transparency of valuation inputs. ASC Topic 820 also requires disclosure of the fair value of financial instruments for which it is practical to estimate such value. Refer to Note 5—“Fair Value Measurements” for further discussion regarding fair value measurements and hierarchy.
Revenue Recognition
Interest Income
Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis to the extent that the Company expects to collect such amounts. Discounts from and premiums to par value on debt investments, loan origination fees and upfront fees received that are deemed to be an adjustment to yield are accreted/amortized into interest income over the life of the respective security using the effective interest method. The amortized cost of debt investments represents the original cost, including loan origination fees and upfront fees, adjusted for the accretion of discounts and amortization of premiums, if any. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income in the current period.
The Company will recognize any earned exit or
back-end
fees into income when it believes the amounts will ultimately become collected by using either the beneficial interest model or other appropriate income recognition frameworks.
During the year ended December 31, 2024 and the Prior Year Reporting Period ended December 31, 2023, the Company had $36,607 and $1,023, respectively, of interest income.
PIK Income
The Company may have investments in its portfolio which contain a contractual paid-in-kind
(“PIK”), interest provision. PIK interest is computed at the contractual rate specified in each investment agreement, is added to the principal balance of the investment, and is recorded as income. The Company will cease accruing PIK interest if there is insufficient value to support the accrual or if the Company does not expect amounts to be collectible and will generally only begin to recognize PIK income again when all principal and interest have been paid or upon the restructuring of the investment where the interest is deemed collectible. To maintain the Company’s status as a RIC, PIK interest income, which is considered investment company taxable income, may be required to be paid out to shareholders in the form of dividends even though the Company has not yet collected the cash. Amounts necessary to pay these dividends may come from available cash. The Company did not have any PIK investments during both the year ended December 31, 2024 and the Prior Year Reporting Period ended December 31, 2023.
Dividend Income
Dividend income on preferred equity investments is recorded on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity investments is recorded on the record date for private portfolio companies and on the ex-dividend
date for publicly traded portfolio companies. Dividend income from cash equivalents. Distributions received from a limited liability company or limited partnership investment are evaluated to determine if the distribution should be recorded as dividend income or a return of capital. During the year ended December 31, 2024 and the Prior Year Reporting Period ended December 31, 2023, the Company had $4,004 and $3,213, respectively, of dividend income.
Other Income
The Company may also generate revenue in the form of structuring, arranger or due diligence fees, amendment or consent fees, portfolio company administration fees, fees for providing significant managerial assistance and consulting fees. Such fees are recognized as income when earned or the services are rendered. During the year ended December 31, 2024 and the Prior Year Reporting Period ended December 31, 2023, the Company had $1,504 and $211, respectively, of other income.
Non-Accrual
Loans are placed on
non-accrual
status when there is reasonable doubt whether principal or interest payments will be collected in full. The Company records the reversal of any previously accrued income against the same income category reflected in the Consolidated Statement of Operations. Additionally, any original issue discount (“OID”) and market discount are no longer accreted to interest income as of the date the loan is placed on non-accrual
status. Interest payments received on
non-accrual
loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability.
Non-accrual
loans are restored to accrual status when past due principal and interest is paid current and, in management’s judgment, are likely to remain current. However, the Company may make exceptions to this policy if the loan has sufficient collateral value and is in the process of collection. As of December 31, 2024, non-accrual
investments as a percentage of total debt investments at cost and fair value were 0.06% and 0.08%, respectively. As of December 31, 2023, the Company had no loans on non-accrual
status.
Organization and Offering Expenses
Costs associated with the organization of the Company are expensed as incurred. These expenses consist primarily of legal fees and other costs of organizing the Company.
Costs associated with the offering of Common Shares are capitalized as deferred offering costs on the Consolidated Statement of Assets and Liabilities and amortized over a twelve-month period from the later of the Commencement of Operations or the date of incurrence. These expenses consist primarily of legal fees and other costs incurred in connection with the Company’s continuous private offering.
Deferred Financing Costs
Deferred financing costs consist of fees and expenses paid in connection with the closing and amendments of the Credit Facility (as defined in Note 6 hereto), including legal, accounting, and other related expenses. These costs are capitalized at the time of payment and are amortized using the straight line method over the term of the Credit Facility.
Under the Credit Facility, if the borrowing capacity of a new arrangement is lower than the borrowing capacity of the old arrangement, evaluated on a lender by lender basis, then any unamortized deferred financing costs would be expensed during the period in proportion to the decrease in the old arrangement for that lender. Any remaining unamortized deferred financing costs relating to the old arrangement would be deferred and amortized over the term of the new arrangement along with any costs associated with the new arrangement.

Capitalized deferred financing costs related to the Credit Facility are presented separately on the Company’s Consolidated Statement of Assets and Liabilities. Refer to Note 6—“Borrowings” for additional information.
U.S. Federal Income Taxes, Including Excise Tax
The Company has elected to be regulated as a BDC under the 1940 Act. In addition, the Company has elected to be treated as a RIC under Subchapter M of the Code, and expects to qualify as a RIC annually. So long as the Company maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its shareholders as dividends. Rather, any tax liability related to income earned and distributed by the Company would represent obligations of the Company’s investors and would not be reflected in the financial statements of the Company.
The Company evaluates tax positions taken or expected to be taken in the course of preparing its financial statement to determine whether the tax positions are
“more-likely-than-not”
to be sustained by the applicable tax authority. Tax positions not deemed to meet the
“more-likely-than-not”
threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analyses of tax laws, regulations and interpretations thereof.
To qualify for and maintain qualification as a RIC, the Company must, among other things, meet certain source-of-income
and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Company must distribute to its shareholders, for each taxable year, at least 90% of the sum of (i) its investment company taxable income, as defined by the Code but determined without regard to the deduction for dividends paid, and (ii) its net tax-exempt
income for such taxable year.
In addition, based on the excise tax distribution requirements, the Company is subject to a 4% nondeductible federal excise tax on undistributed earnings unless the Company distributes in a timely manner in each calendar year an amount at least equal to the sum of (1) 98% of its ordinary income for the calendar year, (2) 98.2% of its capital gain net income (both long-term and short-term, and adjusted for certain ordinary losses) for the one-year
period generally ending October 31 of that calendar year and (3) any income realized, but not distributed, in prior years. For this purpose, however, any ordinary income or capital gain net income retained by the Company that is subject to corporate income tax is considered to have been distributed. Although the Company currently intends to make the required distributions to avoid the application of the 4% U.S. federal excise tax, the Company may also decide to retain taxable income in excess of current year dividend distributions and to pay any applicable excise tax on such undistributed income.
Distributions
The Company intends to make monthly distributions to its shareholders. Distributions to shareholders are recorded on the record date. All distributions will be paid at the discretion of the Company’s board of trustees (the “Board”), considering factors such as the Company’s earnings, cash flows, capital and liquidity needs and general financial condition and the requirements of Delaware law.
Recent Accounting Pronouncements
The Company considers the applicability and impact of each accounting standard update (“ASU”) issued by the FASB. ASUs not listed were assessed by the Company and either determined to be not applicable or expected to have minimal impact on its consolidated financial statements.
In November 2023, the FASB issued ASU
2023-07,
Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU
2023-07”),
which enhances disclosure requirements about significant

segment expenses that are regularly provided to the chief operating decision maker (the “CODM”). ASU
2023-07,
among other things, (i) requires a single segment public entity to provide all of the disclosures as required by ASC 280, (ii) requires a public entity to disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources and (iii) provides the ability for a public entity to elect more than one performance measure. ASU
2023-07
is effective for the fiscal years beginning after December 15, 2023, and interim periods beginning with the first quarter ended March 31, 2025. Early adoption is permitted and retrospective adoption is required for all prior periods presented. The Company has adopted ASU
2023-07
effective December 31, 2024 and concluded that the application of this guidance did not have any material impact on its consolidated financial statements. Refer to Note 11—“Segment Reporting” in the Notes to the Consolidated Financial Statements for additional information on the effects of the adoption of ASU
2023-07.
In December 2023, the FASB issued ASU
2023-09,
Income Taxes (Topic 740), Improvements to Income Tax Disclosures (“ASU
2023-09”),
which intends to improve the transparency of income tax disclosures. ASU
2023-09
is effective for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. The Company is currently assessing the impact of this guidance. However, the Company does not expect a material impact on its consolidated financial statements.
In November 2024, the FASB issued ASU
2024-03,
Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (“ASU
2024-03”),
which requires disaggregated disclosure of certain costs and expenses, including purchases of inventory, employee compensation, depreciation, amortization and depletion, within relevant income statement captions. ASU
2024-03
is effective for fiscal years beginning after December 15, 2026, and interim periods beginning with the first quarter ended March 31, 2028. Early adoption and retrospective application is permitted. The Company is currently assessing the impact of this guidance. However, the Company does not expect a material impact on its consolidated financial statements.
Note 3. Agreements and Related Party Transactions
Investment Advisory Agreement
On March 29, 2023, the Company’s Board unanimously approved an investment advisory agreement (the “Advisory Agreement”) and a subadvisory agreement (the “Subadvisory Agreement”), each of which became effective on March 30, 2023. Under the terms of the Advisory Agreement, the Company will pay the Adviser a fee for its services consisting of two components: a management fee and an incentive fee. The cost of both the management fee and the incentive fee will ultimately be borne by the shareholders. The subadvisory fee payable to FEAC will be paid by FEIM out of its investment advisory fee rather than paid separately by the Company. Base management fees and incentive fees began to accrue upon the Commencement of Operations.
On November 7, 2024 and March 11, 2025, the Company’s Board unanimously approved certain amendments to the Advisory Agreement and the Subadvisory Agreement in connection with the registration of the offering of the Company’s shares in certain U.S. states.
Base Management Fee
The management fee is calculated at an annual rate of 1.25% of the value of the Company’s net assets as of the beginning of the first calendar day of the applicable month. For services rendered under the Advisory Agreement, the management fee is payable monthly in arrears. Management fees that are payable under the Advisory Agreement for any partial period will be appropriately prorated.
For these purposes, “net assets” means the Company’s total assets less liabilities determined on a consolidated basis in accordance with GAAP. For the first calendar month in which the Company had operations, net assets were measured as the beginning net assets as of the Initial Closing.

For the year ended December 31, 2024 and for the Prior Year Reporting Period ended December 31, 2023, the Company accrued $3,617 and $683, respectively, in base management fees, which were fully waived (see “
Fee Waiver
” below). As of December 31, 2024 and December 31, 2023, there were no amounts payable to the Adviser relating to management fees.
Incentive Fees
The incentive fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on a percentage of income and a portion is based on a percentage of capital gains, each as described below:
(i)
Incentive Fee Based on Income
The portion based on our income is based on
Pre-Incentive
Fee Net Investment Income Returns.
“Pre-Incentive
Fee Net Investment Income Returns” means, as the context requires, either the dollar value of, or percentage rate of return on the value of our net assets at the end of the immediately preceding quarter from, interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses accrued for the quarter (including the management fee, expenses payable under the Administration Agreement entered into between us and the Administrator, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee and any shareholder servicing and/or distribution fees).
Pre-Incentive
Fee Net Investment Income Returns include, in the case of investments with a deferred interest feature (such as OID, debt instruments with PIK interest and zero coupon securities), accrued income that the Company has not yet received in cash.
Pre-Incentive
Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from
Pre-Incentive
Fee Net Investment Income Returns.
Pre-Incentive
Fee Net Investment Income Returns, expressed as a rate of return on the value of our net assets at the end of the immediately preceding quarter, is compared to a “hurdle rate” of return of 1.25% per quarter (5.0% annualized).
Pre-Incentive
Fee Net Investment Income Returns are calculated on a quarterly basis with no look-back period.
The Company will pay the Adviser an incentive fee quarterly in arrears with respect to our
Pre-Incentive
Fee Net Investment Income Returns in each calendar quarter as follows:

•
No incentive fee based on
Pre-Incentive
Fee Net Investment Income Returns in any calendar quarter in which our
Pre-Incentive
Fee Net Investment Income Returns do not exceed the hurdle rate of 1.25% per quarter (5.0% annualized);

•
100% of the dollar amount of our
Pre-Incentive
Fee Net Investment Income Returns with respect to that portion of such
Pre-Incentive
Fee Net Investment Income Returns, if any, that exceeds the hurdle rate but is less than a rate of return of 1.43% (5.72% annualized). The Company refers to this portion of our
Pre-Incentive
Fee Net Investment Income Returns (which exceeds the hurdle rate but is less than 1.43%) as the
“catch-up”.
The
“catch-up”
is meant to provide the Adviser with approximately 12.5% of our
Pre-Incentive
Fee Net Investment Income Returns as if a hurdle rate did not apply if this net investment income exceeds 1.43% in any calendar quarter; and

•	12.5% of the dollar amount of our Pre-Incentive Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.43% (5.72% annualized). This reflects that once the hurdle rate is reached and the catch-up is achieved, 12.5% of all Pre-Incentive Fee Net Investment Income Returns thereafter are allocated to the Adviser.
These calculations are appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.
For the year ended December 31, 2024, the Company accrued $2,678 in income-based incentive fees, which were fully waived (see “
Fee Waiver
” below). For the Prior Year Reporting Period ended December 31, 2023, the Company did not accrue income-based incentive fees. As of
December 31, 2024 and December 31, 2023, there were no amounts payable to the Adviser relating to income-based incentive fees.
(ii)
Incentive Fee on Capital Gains
The second component of the incentive fee, the capital gains incentive fee, is payable at the end of each calendar year in arrears. The amount payable equals 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with GAAP.
Under GAAP, the Company includes unrealized gains in the calculation of capital gains incentive fee expense. This accrual reflects the incentive fees that would be payable to the Adviser if the Company’s entire portfolio was liquidated at its fair value as of the balance sheet date even though the Adviser is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.
For the year ended December 31, 2024, the Company reversed accrued capital gain incentive fees recorded from the prior year of ($25) and for the Prior Year Reporting Period ended December 31, 2023, the Company accrued $25 in capital gains incentive fees which were fully waived (see “
Fee Waiver
” below). As of December 31, 2024 and December 31, 2023, there were no amounts payable to the Adviser relating to capital gain incentive fees.
Fee Waiver
For the twelve months following the Commencement of Operations, the Advisers had agreed to waive all management fees (including incentive fees) and subadvisory fees payable to them under the Advisory Agreement and Subadvisory Agreement (the “Advisory Fee Waiver”). In connection with the Company’s registration statement, the Advisers agreed to extend all management fee waivers (including the waiver of incentive fees) and subadvisory fees payable to them through December 31, 2024. On December 17, 2024, the Advisers agreed to further extend all management fee waivers (including the waiver of incentive fees) and subadvisory fees payable to them through June 30, 2025. The Advisory Fee Waiver is not revocable during its term and amounts waived pursuant to the Advisory Fee Waiver will not be subject to any right of future recoupment in favor of FEIM and FEAC.
Administration Agreement
The Company has also entered into an Administration Agreement with FEAC as the Administrator. Under the Administration Agreement, the Administrator performs, or oversees the performance of, administrative services necessary for the operation of the Company, which include, among other things, being responsible for the financial records which the Company is required to maintain and preparing reports to the Company’s shareholders and reports filed with the U.S. Securities and Exchange Commission (“SEC”). In addition, the Administrator assists in determining and publishing the Company’s NAV, oversees the preparation and filing of the Company’s tax returns, oversees the printing and dissemination of reports to the Company’s shareholders, and generally oversees the payment of the Company’s expenses and the performance of administrative and professional services rendered to the Company by others. The Company will reimburse the Administrator for its allocable portion of the costs and expenses incurred by the Administrator in performance by the Administrator of its duties under the Administration Agreement, including technology costs and the Company’s allocable portion of cost of compensation and related expenses of the Company’s Chief Financial Officer and Chief Compliance Officer and their respective staffs, which may include personnel at FEIM or FEAC, as well as any costs and expenses incurred by the Administrator relating to any administrative or operating services provided by the Administrator to the Company. The Company’s Board reviews the allocation methodologies with respect to such expenses. Under the Administration Agreement, non-investment
professionals of the Administrator may provide, on behalf of the Company, managerial assistance to those portfolio companies to which the Company is required to provide such assistance. To the extent that the Company’s Administrator outsources any of its functions, the Company pays the fees associated with such functions on a direct basis without profit to the Administrator. Administrative costs and expenses under the Administration Agreement began to accrue upon the Commencement of Operations.
For the year ended December 31, 2024 and for the Prior Year Reporting Period ended December 31, 2023, the Company incurred administrator expenses of $1,642 and $769, respectively. As of December 31, 2024 and December 31, 2023, $469 and $547, respectively, of administrator expenses were due to the Administrator, which were included in accrued administrator expenses on the Consolidated Statement of Assets and Liabilities. Additionally, as of December 31, 2024 and December 31, 2023, $138 and $0, respectively, were due to the Administrator for direct expenses paid on the Company’s behalf, which were included in due to affiliates on the Consolidated Statement of Assets and Liabilities.
Expense Support and Conditional Reimbursement Agreement
On April 15, 2024, the Company’s Board unanimously approved an Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”) with the Adviser which became effective on June 6, 2024. The initial term of the Expense Support Agreement is 12 months. Under the Expense Support Agreement, the Adviser will advance all of the Company’s Other Operating Expenses (as defined below) so such expenses do not exceed 1.00% (on an annualized basis) of the Company’s NAV (“Required Expense Payment”). Any Required Expense Payment must be paid by the Adviser to the Company in any combination of cash or other immediately available funds and/or offset against amounts due from the Company to the Adviser or its affiliates.
“Other Operating Expenses” means the Company’s organization and offering expenses, professional fees (including accounting, legal and auditing fees), custodian and transfer agent fees, third party valuation service fees, insurance costs, trustee fees, administration fees and other general and administrative expenses. For the avoidance of doubt, Other Operating Expenses excludes: (i) base management fees, (ii) incentive fees, (iii) shareholder servicing and/or distribution fees, (iv) brokerage costs or other investment-related out-of-pocket
expenses, (v) dividend/interest payments (including any dividend payments, interest expense, commitment fees, or other expenses related to any leverage incurred by the Company), (vi) taxes, and (vii) extraordinary expenses (as determined in the sole discretion of the Adviser).
Additionally, pursuant to the Expense Support Agreement, the Adviser may elect to pay, at such times as the Adviser determines, certain additional expenses on the Company’s behalf (each such payment, a “Voluntary Expense Payment” and together with a Required Expense Payment, the “Expense Payments”), provided that no portion of the payment will be used to pay any interest expense or shareholder servicing and/or distribution fees of the Company. Any Voluntary Expense Payment that the Adviser has committed to pay must be paid by the Adviser to the Company in any combination of cash or other immediately available funds no later than 45 days after such commitment was made in writing, and/or offset against amounts due from the Company to the Adviser or its affiliates.
Following any calendar month (the “Applicable Calendar Month”) in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Company’s shareholders based on distributions declared with respect to record dates occurring in the Applicable Calendar Month (“Excess Operating Funds”), the Company will pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to or on behalf of the Company within three years prior to the last business day of the Applicable Calendar Month have been reimbursed (“Reimbursement Payment”).
“Available Operating Funds” means the sum of (i) the Company’s net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) the Company’s net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to the Company on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).
No Reimbursement Payment for any Applicable Calendar Month shall be made if (1) the Effective Rate of Distributions Per Share (as defined below) declared by the Company at the time of such proposed Reimbursement Payment is less than the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates unless such decrease in the Effective Rate of Distribution Per Share is as a result of a reduction in SOFR, or (2) the Company’s Other Operating Expenses at the time of such Reimbursement Payment exceed 1.00% of the Company’s net asset value at the end of the Applicable Calendar Month. “Effective Rate of Distributions Per Share” means the annualized rate (based on a
365-day
year) of regular cash distributions per share exclusive of returns of capital, distribution rate reductions due to distribution and shareholder servicing fees, and declared special dividends or special distributions, if any.
The Company’s obligation to make a Reimbursement Payment will automatically become a liability of the Company on the last business day of the Applicable Calendar Month, except to the extent the Adviser has waived its right to receive such payment for the Applicable Calendar Month.
The following is a summary of Expense Payments and related Reimbursement Payments since June 6, 2024:

For the Month Ended	Expense Payments by Adviser	Reimbursement Payments to Adviser	Unreimbursed Expense Payments	Reimbursement Eligibility Expiration
June 30, 2024	$321	$—	$321	June 30, 2027
July 31, 2024	341	—	341	July 31, 2027
August 31, 2024	329	—	329	August 31, 2027
September 30, 2024	369	—	369	September 30, 2027
October 31, 2024	386	—	386	October 31, 2027
November 30, 2024	449	—	449	November 30, 2027
December 31, 2024	390	—	390	December 31, 2027

Total	$2,585	$—	$2,585

For the year ended December 31, 2024, the Company accrued Expense Payments due from the Adviser in the amount of $2,585. For the year ended December 31, 2024, there were no Reimbursement Payments made to the Adviser.
For the Prior Year Reporting Period ended December 31, 2023, there were no Expense Payments made by the Adviser and no Reimbursement Payments made to the Adviser.
As of December 31, 2024 and December 31, 2023, $2,585 and $0, respectively, of Expense Payments were due from the Adviser, which were included in due from adviser on the Consolidated Statement of Assets and Liabilities.

Note 4. Investments
The following is a summary of the composition of the Company’s investment portfolio at cost and fair value as of December 31, 2024 and December 31, 2023:

	December 31, 2024			December 31, 2023
	Amortized Cost	Fair Value	% of Total Investments at Fair Value	Amortized Cost	Fair Value	% of Total Investments at Fair Value
First Lien Debt	$653,670	$653,893	100.00%	$70,684	$70,881	100.00%
Common Stock	—	—	—	—	—	—
Warrant	31	32	—	—	2	—

Total investments	$653,701	$653,925	100.00%	$70,684	$70,883	100.00%

The following is a summary of the industry classifications in which the Company invests as of December 31, 2024 and December 31, 2023:

December 31, 2024
	Amortized Cost	Fair Value	% of Total Investments at Fair Value	Fair Value as % of Net Assets
Aerospace & Defense	$8,288	$8,329	1.27%	2.77%
Air Freight & Logistics	15,187	15,401	2.35	5.13
Automobile Components	13,153	13,112	2.00	4.37
Building Products	6,571	6,646	1.02	2.21
Chemicals	17,581	17,568	2.69	5.86
Commercial Services & Supplies	25,280	25,283	3.87	8.42
Communications Equipment	2,000	1,995	0.31	0.66
Construction & Engineering	3,847	3,791	0.58	1.26
Containers & Packaging	11,304	11,393	1.74	3.79
Diversified Consumer Services	22,514	22,643	3.46	7.54
Diversified Telecommunication Services	8,859	8,943	1.37	2.98
Electrical Equipment	11,337	11,360	1.74	3.78
Electronic Equipment, Instruments & Components	1,975	1,968	0.29	0.66
Entertainment	8,856	8,941	1.37	2.98
Financial Services	52,403	52,495	8.03	17.48
Food Products	8,376	8,492	1.30	2.83
Ground Transportation	12,014	12,084	1.85	4.02
Health Care Equipment & Supplies	9,946	9,943	1.52	3.31
Health Care Providers & Services	77,579	75,647	11.57	25.19
Health Care Technology	17,730	18,082	2.77	6.02
Hotels, Restaurants & Leisure	11,708	11,788	1.80	3.92
Household Durables	12,390	12,531	1.92	4.17
Insurance	29,423	29,560	4.52	9.84
IT Services	8,947	9,011	1.38	3.00
Machinery	37,197	37,096	5.67	12.35
Media	8,061	8,147	1.25	2.71
Metals & Mining	2,012	2,010	0.31	0.67
Oil, Gas & Consumable Fuels	1,000	1,003	0.14	0.33
Passenger Airlines	5,380	5,404	0.83	1.80
Personal Care Products	2,000	2,016	0.31	0.67
Pharmaceuticals	19,048	18,992	2.90	6.32

December 31, 2024
	Amortized Cost	Fair Value	% of Total Investments at Fair Value	Fair Value as % of Net Assets
Professional Services	68,395	68,543	10.48	22.82
Real Estate Management & Development	13,579	13,555	2.07	4.51
Software	61,199	61,338	9.38	20.42
Specialty Retail	13,328	13,470	2.06	4.49
Textiles, Apparel & Luxury Goods	6,795	6,833	1.05	2.28
Trading Companies & Distributors	14,474	14,534	2.22	4.85
Wireless Telecommunication Services	3,965	3,978	0.61	1.32

	$653,701	$653,925	100.00%	217.73%

December 31, 2023
	Amortized Cost	Fair Value	% of Total Investments at Fair Value	Fair Value as % of Net Assets
Commercial Services & Supplies	$7,500	$7,508	10.59%	2.99%
Construction & Engineering	2,199	2,197	3.10	0.87
Diversified Consumer Services	5,051	5,059	7.14	2.01
Financial Services	1,774	1,807	2.55	0.72
Health Care Facilities	9,467	9,465	13.35	3.76
Health Care Providers & Services	15,511	15,665	22.10	6.22
Household Durables	6,800	6,796	9.59	2.70
IT Services	954	955	1.35	0.39
Oil, Gas & Consumable Fuels	7,544	7,533	10.63	2.99
Passenger Airlines	2,970	3,010	4.25	1.20
Professional Services	5,392	5,372	7.58	2.13
Software	3,786	3,783	5.34	1.50
Textiles, Apparel, & Luxury Goods	1,736	1,733	2.43	0.69

Total	$70,684	$70,883	100.00%	28.17%

The following is a summary of the geographical concentration of the Company’s investment portfolio as of December 31, 2024 and December 31, 2023:

	December 31, 2024
	Amortized Cost	Fair Value	% of Total Investments at Fair Value	Fair Value as % of Net Assets
United States	$628,216	$628,349	96.09%	209.22%
Canada	5,749	5,810	0.89	1.93
Europe	19,736	19,766	3.02	6.58

Total	$653,701	$653,925	100.00%	217.73%

	December 31, 2023
	Amortized Cost	Fair Value	% of Total Investments at Fair Value	Fair Value as % of Net Assets
United States	$57,257	$57,469	81.07%	22.84%
Canada	5,883	5,881	8.30	2.34
Europe	7,544	7,533	10.63	2.99

Total	$70,684	$70,883	100.00%	28.17%

As of December 31, 2024, we had one loan on
non-accrual
status, and
non-accrual
investments as a percentage of total debt investments at cost and fair value were 0.06% and 0.08%, respectively. As of December 31, 2023, there were no loans on non-accrual
status.
As of December 31, 2024 and December 31, 2023, on a fair value basis, 100% of the Company’s performing debt investments bore interest at a floating rate.
Note 5. Fair Value Measurements
Investments
The Company values all investments in accordance with ASC Topic 820, which requires enhanced disclosures about assets and liabilities that are measured and reported at fair value. As defined in ASC Topic 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the assets or liabilities or market and the assets’ or liabilities’ complexity.
ASC Topic 820 establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability of inputs used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
The guidance establishes three levels of the fair value hierarchy as follows:

Level 1	-	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	-	Quoted prices in markets that are not considered to be active or financial instruments for which significant inputs are observable, either directly or indirectly;

Level 3	-	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The level of an asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
However, the determination of what constitutes “observable” requires significant judgment by management.
Pursuant to Rule
2a-5
under the 1940 Act (“Rule
2a-5”),
the Board has designated FEIM as the Company’s valuation designee, as the term is defined in Rule
2a-5
(the “Valuation Designee”). FEIM, as the Valuation Designee, performs fair value determinations of the Company’s assets by implementing valuation policies and procedures approved by the Board, subject to the oversight of the Board and the Board’s Audit Committee, and in compliance with the requirements of Rule
2a-5.
In calculating the value of the Company’s total assets, investments for which market quotations are readily available are valued using market quotations, which are generally obtained from an independent pricing service or one or more broker-dealers or market makers. Debt and equity securities for which market quotations are not readily available or are determined to be unreliable are valued at fair value as determined in good faith by the Valuation Designee.

With respect to the investments for which market quotations are not readily available, the Company undertakes a multi-step valuation process each quarter, as described below:

1.
the Company’s valuation process begins with each portfolio company or investment being initially valued by the investment professionals responsible for managing portfolio investments; concurrently therewith, on at least an annual basis, independent valuation firms are used to conduct independent appraisals of all investments for which market quotations are either not readily available or are determined to be unreliable unless the amount of an investment is immaterial;

2.
the preliminary valuation recommendation of the investment professionals and the applicable input of the independent valuation firms (the “Preliminary Valuation Data”) are then documented and reviewed with FEAC’s pricing professionals;

3.	the Preliminary Valuation Data are then discussed with, and approved by, the pricing committee of FEAC;

4.	FEIM’s valuation committee independently discusses the Preliminary Valuation Data and determines the fair value of each investment in good faith based on the Preliminary Valuation Data; and

5.	on a quarterly basis, a designee of FEIM’s valuation committee discusses the fair value determinations of each investment with the Audit Committee.
When we determine our net asset value (“NAV”) as of the last day of a month that is not also the last day of a calendar quarter, we intend to update the value of securities with reliable market quotations to the most recent market quotation. For securities without reliable market quotations, FEIM’s valuation team will generally value such assets at the most recent quarterly valuation unless FEAC determines that a significant observable change has occurred since the most recent quarter end with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). If FEAC determines such a change has occurred with respect to one or more investments, the relevant portfolio management team shall determine whether to recommend a change to the FEIM valuation committee and whether the applicable pricing professional will determine whether to engage an independent valuation firm for assistance. FEIM will then discuss and determine the fair value of such investment(s) in the Company’s portfolio in good faith based on the input of any applicable respective independent valuation firms.
The types of factors that the Valuation Designee may take into account in fair value pricing the Company’s investments include, as relevant, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flows, the markets in which the portfolio company does business, comparison to publicly traded securities and other relevant factors.
For cash flow debt investments, the Valuation Designee generally determines the fair value primarily using an income, or yield, approach that analyzes the discounted cash flows of interest and principal for the debt security, as set forth in the associated loan agreements, as well as the financial position and credit risk of each portfolio investment. The Valuation Designee’s estimate of the expected repayment date is generally the legal maturity date of the instrument. The yield analysis considers changes in leverage levels, credit quality, portfolio company performance and other factors. The enterprise value, a market approach, is used to determine the value of debt investments that are credit impaired, close to maturity or where the Company also holds a controlling equity interest. The method for determining enterprise value uses a multiple analysis, whereby appropriate multiples are applied to the portfolio company’s revenues or net income before net interest expense, income tax expense, depreciation and amortization, or EBITDA.
For asset-based loans, the Valuation Designee generally determines the fair value using the liquidation approach that analyzes the underlying collateral of the loan, as set forth in the associated loan agreements and the borrowing base certificates. Liquidation valuations may be determined using a net orderly liquidation value, a forced liquidation value, or other methodology. Such liquidation values may be further reduced by certain reserves that may reduce the value of the collateral available to support the outstanding debt in a wind down scenario (the net realized value of the collateral).
For equity investments, an income and/or market approach is generally used to value equity investments for which there is no established public or private market. The market approach values an investment by examining observable market values for similar investments. The resulting valuation, although stated as a precise number, is necessarily within a range of values that vary depending upon the significance attributed to the various factors being considered. Some of these factors may include current market trading and/or transaction multiples, the portfolio company’s relative financial performance relative to public and private peer companies and leverage levels.
In addition, for certain debt investments, the Valuation Designee may base its valuation on indicative bid and ask prices provided by an independent third-party pricing service. Bid prices reflect the highest price that the Company and others may be willing to pay. Ask prices represent the lowest price that the Company and others may be willing to accept. The Valuation Designee generally uses the midpoint of the bid/ask range as its best estimate of fair value of such investment.
The Company has adopted the authoritative guidance under GAAP for estimating the fair value of investments in investment companies that have calculated NAV per share in accordance with the specialized accounting guidance for investment companies. Accordingly, in circumstances in which NAV per share of an investment is determinative of fair value, the Company estimates the fair value of an investment in an investment company using the NAV per share of the investment (or its equivalent) without further adjustment if the NAV per share of the investment is determined in accordance with the specialized accounting guidance for investment companies as of the reporting entity’s measurement date.
As of December 31, 2024, the Valuation Designee determined, in good faith, the fair value of the Company’s portfolio investments in accordance with GAAP and the Company’s valuations procedures based on the facts and circumstances known by the Company at that time, or reasonably expected to be known at that time.
Fair Value Disclosures
The following is a summary of the composition of the Company’s investment portfolio at cost and fair value as of December 31, 2024 and December 31, 2023:

	December 31, 2024
	Level 1	Level 2	Level 3	Total
First Lien Debt	$—	$321,304	$332,589	$653,893
Warrant	—	—	32	32

Total Investments	$—	$321,304	$332,621	$653,925

Percentage of Total	0.00%	49.13%	50.87%	100.00%

	December 31, 2023
	Level 1	Level 2	Level 3	Total
First Lien Debt	$—	$5,018	$65,863	$70,881
Warrant	—	—	2	2

Total Investments	$—	$5,018	$65,865	$70,883

Percentage of Total	0.00%	7.08%	92.92%	100.00%

The following table provides a reconciliation of the beginning and ending balances for investments at fair value that use Level 3 inputs for the year ended December 31, 2024:

	For the Year Ended December 31, 2024
	First Lien Debt	Warrant	Total Investments
Fair value, beginning of period	$65,862	$2	$65,864
Purchase of investments (including PIK)	299,102	31	299,133
Proceeds from principal repayments and sales of investments	(27,281)	—	(27,281)
Amortization of premium/accretion of discount, net	891	—	891
Net realized gain (loss) on investments	52	—	52
Net change in unrealized appreciation (depreciation) on investments	(1,099)	(1)	(1,100)
Transfers out of Level 3	(4,938)	—	(4,938)

Fair value, end of period	$332,589	$32	$332,621

Net change in unrealized appreciation (depreciation) on non-controlled/non-affiliated company investments still held at December 31, 2024	$(1,113)	$(1)	$(1,114)

Investments were transferred out of Level 3 during year ended December 31, 2024 due to improvements in the quantity and quality of information, specifically the number of vendor quotes available to support the valuation of each investment, as assessed by the Valuation Designee.
The following table provides a reconciliation of the beginning and ending balances for investments at fair value that use Level 3 inputs for the Prior Year Reporting Period ended December 31, 2023:

	For the Period April 28, 2023 (initial capitalization) through December 31, 2023
	First Lien Debt	Warrant	Total Investments
Fair value, beginning of period	$—	$—	$—
Purchase of investments (including PIK)	65,933	—	65,933
Proceeds from principal repayments and sales of investments	(243)	—	(243)
Amortization of premium/accretion of discount, net	45	—	45
Net realized gain (loss) on investments	—	—	—
Net change in unrealized appreciation (depreciation) on investments	127	2	129

Fair value, end of period	$65,862	$2	$65,864

Net change in unrealized appreciation (depreciation) on non-controlled/non-affiliated company investments still held at December 31, 2023	$127	$2	$129

Significant Unobservable Inputs
The following table presents quantitative information about the significant unobservable inputs of the Company’s Level 3 financial instruments as of December 31, 2024 and December 31, 2023. These tables are not intended to be all-inclusive
but instead capture the significant unobservable inputs relevant to the Company’s determination of fair value.

	December 31, 2024
				Range
	Fair Value	Valuation Technique	Unobservable Input	Low	High	Weighted Average (1)
First lien debt (2)	$247,699	Discounted cash flows (income approach)	Comparative Yield	8.56%	14.23%	10.40%
	22,492	Recoverability	Collateral Value	$19.6mm	$367.9mm	$132.3mm
	270,191
Warrant	32	Option pricing model	Volatility	78.00%	88.00%	83.00%
			Time Horizon (years)	5.0 yrs	10.0 yrs	7.5 yrs

Total	$270,223

(1)	Weighted averages are calculated based on fair value of investments.
(2)
Excluded from the presentation is $62,398 in first lien senior secured debt for which the Valuation Designee did not develop the unobservable inputs for the determination of fair value (examples include insufficient liquidity and single source quotation).

	December 31, 2023
				Range
	Fair Value	Valuation Technique	Unobservable Input	Low	High	Weighted Average (1)
First lien debt (2)	$46,999	Discounted cash flows (income approach)	Comparative Yield	9.38%	14.90%	11.27%
	15,146	Recoverability	Collateral Value	$19.6mm	$345.7mm	$196.1mm

	62,145
Warrant	2	Market comparable companies (market approach)	EBITDA Multiple	14.4x	14.9x	14.7x

Total	$62,147

(1)	Weighted averages are calculated based on fair value of investments.
(2)
Excluded from the presentation is $3,717 in first lien senior secured debt for which the Valuation Designee did not develop the unobservable inputs for the determination of fair value (examples include insufficient liquidity and single source quotation).

The significant unobservable input used in the fair value measurement of the Company’s debt securities, excluding investments in asset-backed loans, is the comparative yield which is used to discount the estimated future cash flows expected to be received from the underlying investment, which include both future principal and interest payments. In determining the comparative yield for the income approach, the Company considers current market yields and multiples, weighted average cost of capital, portfolio company performance, leverage levels, credit quality, among other factors, including U.S. federal tax rates, in its analysis. Significant increases (decreases) in the comparative yield in isolation would result in a significantly lower (higher) fair value measurement.
The primary significant unobservable input used in the fair value measurement of the Company’s investment in asset-backed loans is the net realizable value of the underlying collateral of the loan. The Company considers information provided by the borrower in its compliance certificates and information from third party appraisals, among other factors, in its analysis. Significant increases (decreases) in the net realizable value of the underlying collateral would result in a significantly higher (lower) fair value measurement.
Other Financial Assets and Liabilities
As of December 31, 2024, the carrying amounts of the Company’s other financial instruments, such as cash, receivables and payables, approximate the fair value of such items due to the short maturity of such instruments and would be categorized as Level 1 within the fair value hierarchy. As of December 31, 2024, the carrying amount of the Company’s outstanding Credit Facility approximates fair value and would be categorized as Level 3 within the fair value hierarchy. The fair value of the Credit Facility is estimated based upon market interest rates and entities with similar credit risk.
Note 6. Borrowings
In connection with the Company’s organization, the Board and the Company’s initial shareholder, approved the application of the modified asset coverage requirements set forth in Section 61(a)(2) of the 1940 Act to the Company. As a result of this approval, the Company is permitted to borrow amounts such that its asset coverage ratio, as defined in the 1940 Act, is at least 150% after such borrowing. As of December 31, 2024, the Company’s asset coverage ratio was 192.2%.
SPV Financing Facility
On September 22, 2023, First Eagle Private Credit Fund SPV, LLC (the “SPV”), a wholly-owned financing subsidiary of the Company, as borrower, the Company, as transferor, and FEPC Fund Servicer, LLC, an affiliate of the Company, as servicer, entered into a $350,000 senior secured revolving credit facility, as amended (the “Credit Facility”) with Morgan Stanley Bank, N.A., as initial lender, certain other lenders from time to time party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent, U.S. Bank Trust Company, National Association, as collateral agent, U.S. Bank National Association, as account bank and collateral custodian, and FEPC Fund Servicer, LLC, a wholly-owned subsidiary of the Company, as servicer under the Credit Facility.
On June 20, 2024, the SPV entered into the second amendment to the loan and servicing agreement (“Second Amendment”), amending the Credit Facility. The Second Amendment (i) amends the concentration limitation component of the borrowing base to allow, (x) until April 1, 2025, up to 75% of the SPV’s portfolio to be broadly syndicated loans or senior secured bonds, (y) thereafter until September 30, 2025, 50% of the SPV’s portfolio to be broadly syndicated loans or senior secured bonds, and (z) after September 30, 2025, 35% of the SPV’s portfolio to be broadly syndicated loans or senior secured bonds, (ii) reduces the minimum utilization amount under the Credit Facility to be 35% of the commitments under the Credit Facility until September 22, 2024, and (iii) changes the interest rate applicable to the minimum utilization amount to be only the “applicable margin.”
On November 7, 2024, the SPV entered into the third amendment to the loan and servicing agreement (“Third Amendment”), amending the Credit Facility. The Third Amendment (i) reduces the spread to 2.55% per annum during the revolving period and 3.05% per annum during the amortization period; (ii) amends the 5% PIK loan concentration limitation component of the borrowing base to exclude from the concentration limitation PIK loans with a minimum cash spread of at least 5% paid quarterly; (iii) increases the minimum utilization amount to be 75% of the commitments under the Credit Facility; and (iv) resets as of the Third Amendment date the time period the prepayment premium is due in connection with reducing or terminating commitments under the Credit Facility.
The Company’s ability to borrow under the Credit Facility is subject to certain financial and restrictive covenants, as well as availability under the borrowing base, which permits the Company to borrow up to 75% of the principal balance of its eligible portfolio company investments depending on the type of investment, subject to a maximum advance rate on the portfolio of 65%. Under the terms of the Credit Facility, the SPV is permitted to reinvest available cash and make new borrowings under the Credit Facility through September 22, 2026. The Credit Facility has a minimum utilization requirement (“Minimum Utilization”) of 35% of the facility amount (following a nine-month ramp-up
period through September 21, 2024). The Minimum Utilization increased to 65% from September 22, 2024 and increased again to 75% from November 7, 2024 through the end of the revolving period. Distributions from the SPV to the Company are limited by the terms of the Credit Facility, which generally allows for the distribution of net interest income quarterly pursuant to a waterfall during the reinvestment period. The SPV’s obligations under the Credit Facility are secured by a first priority security interest in substantially all of the assets of the SPV, including its portfolio of investments, and the Company’s equity interest in the SPV. As of December 31, 2024, the Company held 120 investments with a total fair market value of $505,108 in the SPV as collateral for the Credit Facility. As of December 31, 2024, the Company had $325,600 in borrowings outstanding under the Credit Facility. As of December 31, 2023, the Company held 17 investments with a total fair market value of $50,997 in the SPV as collateral for the Credit Facility. As of December 31, 2023, the Company had no outstanding borrowings under the Credit Facility.
The Credit Facility has a scheduled maturity date of September 22, 2028, or earlier in accordance with the terms of the Credit Facility. Borrowings under the Credit Facility bear interest initially at the annual rate of three month SOFR plus a spread. The initial spread through November 6, 2024 was 3.05% per annum for term SOFR advances, reducing to 2.55% per annum for term SOFR advances from November 7, 2024 through the end of the revolving period, and 3.05% per annum during the amortization period. Additionally, the SPV pays a fee of 0.15% per annum on the notional loan amount of $350,000, a minimum utilization fee of 2.55% on the Minimum Utilization less any outstanding borrowings if outstanding borrowings are less than the Minimum Utilization, and an unused fee of 0.60% per annum on the difference between the total facility amount and the greater of the Minimum Utilization or total outstanding borrowings.
Components of Interest Expense
The components of the Company’s interest expense were as follows:

	For the Year Ended December 31, 2024		For the Period April 28, 2023 (initial capitalization) through December 31, 2023
Borrowing interest expense	$9,698		$—
Borrowing administration fees	534		148
Facility unused fees	1,445		589
Amortization of financing costs	615		151

Total interest expense	$12,292		$888

Average Debt Outstanding	161,319	(1)	—
Average Stated Interest Rate	7.93	% (1)	—

(1)	Average taken from date of initial borrowing on March 29, 2024.
Note 7. Commitments and Contingencies
Unfunded Commitments
Unfunded commitments to provide funds to portfolio companies are not reflected on the Company’s Consolidated Statement of Assets and Liabilities. The Company’s unfunded commitments may be significant from time to time. These commitments will be subject to the same underwriting and ongoing portfolio maintenance as are the on-balance
sheet financial instruments that the Company holds. Since these commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Company intends to use cash flow from normal and early principal repayments and proceeds from borrowings to fund these commitments.

As of December 31, 2024 and December 31, 2023, the Company has the following unfunded commitments to portfolio companies:

December 31, 2024
Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
Delayed Draw
841 Prudential MOB LLC	Delayed Draw	10/8/2027	$719	$(11)
Air Buyer Inc.	Delayed Draw	1/23/2026	$1,138	$(15)
Air Conditioning Specialist, Inc.	Delayed Draw	11/19/2026	$1,915	$(10)
AMCP Clean Acquisition Co LLC	Delayed Draw	6/15/2028	$1,840	$8
Apella Capital LLC	Delayed Draw	12/4/2026	$148	$(1)
APS Acquisition Holdings, LLC	Delayed Draw	7/11/2026	$3,483	$(52)
Argano, LLC	Delayed Draw	3/13/2026	$2,087	$(42)
Case Works, LLC	Delayed Draw	10/1/2029	$272	$(4)
Community Based Care Acquisition, Inc.	Delayed Draw	3/19/2026	$2,118	$—
Elevate HD Parent, Inc.	Delayed Draw	2/18/2025	$482	$—
Electrical Components International, Inc.	Delayed Draw	5/10/2026	$433	$(7)
Enverus Holdings, Inc.	Delayed Draw	12/12/2026	$192	$—
First Steps Recovery Acquisition, LLC	Delayed Draw	9/29/2025	$1,149	$(23)
Focus Financial Partners, LLC	Delayed Draw	9/10/2026	$194	$2
Gen4 Dental Partners Opco, LLC	Delayed Draw	5/13/2026	$2,333	$(70)
Groundworks Operations, LLC	Delayed Draw	3/6/2026	$393	$3
Housework Holdings	Delayed Draw	3/1/2025	$428	$—
Housework Holdings	Delayed Draw	5/28/2026	$417	$—
In Vitro Sciences, LLC	Delayed Draw	7/31/2024	$23	$(1)
Medrina, LLC	Delayed Draw	4/20/2025	$1,550	$—
Monarch Behavioral Therapy, LLC	Delayed Draw	6/6/2026	$1,076	$(8)
Prescott’s Inc.	Delayed Draw	12/30/2026	$3,585	$(40)
RL James, Inc.	Delayed Draw	12/15/2025	$612	$(15)
RMBUS Holdco Inc.	Delayed Draw	1/8/2026	$2,070	$—
SR Landscaping, LLC	Delayed Draw	2/20/2026	$1,191	$(3)
Strategy Corps, LLC	Delayed Draw	6/28/2026	$3,300	$(33)
Tri Scapes, LLC	Delayed Draw	7/12/2026	$2,370	$(36)
US Fertility Enterprises, LLC	Delayed Draw	10/3/2026	$97	$1
Waste Resource Management Inc.	Delayed Draw	12/28/2029	$1,208	$—
Xcel Brands, Inc.	Delayed Draw	12/12/2028	$683	$(15)
XPT Partners, LLC	Delayed Draw	12/10/2026	$1,205	$(18)
Revolver
Air Buyer Inc.	Revolver	7/23/2030	$517	$(7)
Air Conditioning Specialist, Inc.	Revolver	11/19/2029	$847	$(4)
Apella Capital LLC	Revolver	3/1/2029	$50	$—
APS Acquisition Holdings, LLC	Revolver	7/11/2029	$1,741	$(26)
Argano, LLC	Revolver	9/13/2029	$348	$(7)
Case Works, LLC	Revolver	10/1/2029	$362	$(5)
Elevate HD Parent, Inc.	Revolver	8/20/2029	$200	$—
Enthusiast Auto Holdings, LLC	Revolver	12/19/2025	$1,151	$—
Enverus Holdings, Inc.	Revolver	12/24/2029	$284	$(8)
First Steps Recovery Acquisition, LLC	Revolver	3/29/2030	$597	$(12)
Gen4 Dental Partners Opco, LLC	Revolver	5/13/2030	$467	$(14)
Housework Holdings	Revolver	12/15/2028	$176	$—
In Vitro Sciences, LLC	Revolver	2/28/2029	$568	$(20)

December 31, 2024
Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
Mammoth Holdings, LLC	Revolver	11/15/2029	$659	$(20)
Medrina, LLC	Revolver	10/20/2029	$1,107	$—
Mid-State Machine and Fabricating Corporation	Revolver	6/21/2029	$1,917	$(14)
Monarch Behavioral Therapy, LLC	Revolver	6/6/2030	$1,059	$(8)
Owl Vans, LLC	Revolver	12/31/2030	$1,200	$(16)
Prescott’s Inc.	Revolver	12/30/2030	$896	$(10)
Project Cloud Holdings, LLC	Revolver	3/31/2029	$71	$(2)
RL James, Inc.	Revolver	12/15/2028	$973	$(24)
RMBUS Holdco Inc.	Revolver	1/8/2029	$1,035	$—
Sagebrush Buyer, LLC	Revolver	7/1/2030	$1,263	$(19)
SR Landscaping, LLC	Revolver	10/30/2029	$579	$(1)
Strategy Corps, LLC	Revolver	6/28/2030	$1,650	$(16)
Syner-G Intermediate Holdings, LLC	Revolver	9/17/2030	$1,150	$(13)
The Mutual Group, LLC	Revolver	1/31/2030	$1,299	$(19)
Tri Scapes, LLC	Revolver	7/12/2030	$1,185	$(18)
Unified Patents, LLC	Revolver	12/23/2027	$1,271	$(10)
Visante Acquisition, LLC	Revolver	1/31/2030	$976	$—
Waste Resource Management Inc.	Revolver	12/28/2029	$786	$—
XPT Partners, LLC	Revolver	9/13/2028	$271	$(4)
Zenith American Solutions, Inc.	Revolver	7/11/2029	$596	$(9)

Total Unfunded Commitments			$65,962	$(696)

December 31, 2023
Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
Delayed Draw
Air Conditioning Specialist, Inc.	Delayed Draw	9/30/2024	$28	$—
Elevate HD Parent, Inc.	Delayed Draw	2/18/2024	$110	$(2)
Elevate HD Parent, Inc.	Delayed Draw	2/18/2025	$533	$(10)
Enverus Holdings, Inc.	Delayed Draw	12/12/2026	$192	$(3)
Housework Holdings	Delayed Draw	12/15/2028	$502	$(15)
Mammoth Holdings, LLC	Delayed Draw	11/15/2025	$909	$(18)
Medrina, LLC	Delayed Draw	4/20/2025	$1,550	$(29)
RL James, Inc.	Delayed Draw	12/15/2025	$2,162	$(41)
SR Landscaping, LLC	Delayed Draw	4/30/2025	$1,784	$(27)
Waste Resource Management Inc.	Delayed Draw	12/28/2025	$2,069	$(31)
Revolver
Acumera, Inc.	Revolver	6/7/2025	$62	$(1)
Air Conditioning Specialist, Inc.	Revolver	11/9/2026	$62	$(1)
Elevate HD Parent, Inc.	Revolver	8/20/2029	$200	$(4)
Enverus Holdings, Inc.	Revolver	12/24/2029	$293	$(4)
Housework Holdings	Revolver	12/15/2028	$178	$(5)
Mammoth Holdings, LLC	Revolver	11/15/2029	$455	$(9)
Medrina, LLC	Revolver	10/20/2029	$1,107	$(21)
RL James, Inc.	Revolver	12/15/2028	$1,081	$(20)
SR Landscaping, LLC	Revolver	10/30/2029	$801	$(12)
Waste Resource Management Inc.	Revolver	12/28/2029	$828	$(12)

Total Unfunded Commitments			$14,906	$(265)

Legal Proceedings
From time to time, the Company, or the Advisers, may become party to legal proceedings in the ordinary course of business, including proceedings related to the enforcement of the Company’s rights under contracts with its portfolio companies. Neither the Company, nor the Advisers, is currently subject to any material legal proceedings.
Note 8. Net Assets
Share Issuances
In connection with its formation, the Company has the authority to issue an unlimited number of Common Shares.
On March 1, 2024, pursuant to a capital drawdown notice to its investors, the Company issued and sold 2,058,460 Common Shares for an aggregate offering price of $50,000. After the capital drawdowns, the Company had no uncalled capital commitments.
On December 1, 2024, investors purchased 2,021 Common Shares for an aggregate offering price of $49.
The following table summarizes the issuance of shares during the year ended December 31, 2024:

Share Issuance Date	Number of Common Shares Issued	Aggregate Offering Proceeds
March 1, 2024	2,058,460	$50,000
December 1, 2024	2,021	$49

Total	2,060,481	$50,049

The following table summarizes the issuance of shares during the year ended December 31, 2023:

Share Issuance Date	Number of Common Shares Issued	Aggregate Offering Proceeds
April 28, 2023	4,000	$100
July 10, 2023	2,052,000	$51,300
October 6, 2023	8,310,798	$201,300

Total	10,366,798	$252,700

During the year ended December 31, 2024, the Company also issued 321 shares for an aggregate value of $8 under the Company’s dividend reinvestment plan.
As of December 31, 2024 , the Company has received capital commitments totaling $302,700, which was fully called as of December 31, 2024. As of December 31, 2023, the Company had received capital commitments totaling $302,700, of which $50,000 remained uncalled.

Distributions
The following table presents distributions that were declared and payable during the year ended December 31, 2024 and the Prior Year Reporting Period ended December 31, 2023:

Date Declared	Record Date	Payment Date	Distribution Per Share	Distribution Amount
For Calendar Year 2024
February 5, 2024	February 6, 2024	February 27, 2024	$0.120	$1,244
February 29, 2024	February 29, 2024	March 26, 2024	$0.120	$1,244
March 28, 2024	March 28, 2024	April 26, 2024	$0.120	$1,491
April 30, 2024	April 30, 2024	May 29, 2024	$0.120	$1,491
May 29, 2024	May 31, 2024	June 29, 2024	$0.155	$1,924
June 26, 2024	June 28, 2024	July 29, 2024	$0.180	$2,239
July 29, 2024	July 31, 2024	August 28, 2024	$0.210	$2,609
August 28, 2024	August 30, 2024	September 26, 2024	$0.210	$2,609
September 29, 2024	September 30, 2024	October 29, 2024	$0.210	$2,609
October 30, 2024	October 31, 2024	November 26, 2024	$0.210	$2,609
November 27, 2024	November 29, 2024	December 27, 2024	$0.210	$2,609
December 31, 2024	December 31, 2024	January 30, 2025	$0.205	$2,548

				$25,226

For Calendar Year 2023
December 20, 2023	December 20, 2023	December 28, 2023	$0.120	$1,244

				$1,244

Character of Distributions
The Company may fund its cash distributions to shareholders from any source of funds available to the Company, including but not limited to offering proceeds, net investment income from operations, and capital gains proceeds from the sale of assets.
Sources of distributions, other than net investment income and realized gains on a GAAP basis, include required adjustments to GAAP net investment income in the current period to determine taxable income available for distributions. The following table present the sources of cash distributions on a GAAP basis that the Company has declared on its shares of common stock during the year ended December 31, 2024 and the Prior Year Reporting Period ended December 31, 2023:

	December 31, 2024	December 31, 2023
Ordinary income (including net short-term capital gains)	$25,226	$1,244
Capital gains	—	—
Return of capital	—	—

Total taxable distributions	$25,226	$1,244

Distribution Reinvestment
The Company has adopted a dividend reinvestment plan (“DRP”), pursuant to which it reinvests all cash dividends declared by the Board on behalf of its shareholders who elected not to receive their dividends in cash. Shareholders who have opted into the Company’s DRP will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash dividend or other distribution. As of commencement of the public offering, investors and clients of certain participating brokers in states that do not permit automatic enrollment in our DRP will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional Common Shares. A participating shareholder will receive an amount of shares equal to the amount of the distribution on that participant’s shares divided by the most recent net asset value (“NAV”) per share that is available on the date such distribution was paid. Shareholders who receive distributions in the form of shares will generally be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions; however, since their cash distributions will be reinvested, those shareholders will not receive cash with which to pay any applicable taxes. The Company intends to use newly issued shares to implement the plan.
Share Repurchase Program
The Company has implemented a share repurchase program under which, at the discretion of the Board, the Company may repurchase, in each quarter, up to 5% of its Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the previous calendar quarter. For the avoidance of doubt, such target amount is assessed each calendar quarter. The Board may amend or suspend the share repurchase program at any time (including to offer to purchase fewer shares) if in its reasonable judgment it deems such action to be in the Company’s best interest and the best interest of its shareholders. As a result, share repurchases may not be available each quarter, such as when a repurchase offer would place an undue burden on the Company’s liquidity, adversely affect its operations or risk having an adverse impact on the Company that would outweigh the benefit of the repurchase offer. Following any such suspension, the Board intends to reinstate the share repurchase program when appropriate and subject to our Board’s duties to the Company. The Company intends to conduct such repurchase offers in accordance with the requirements of Rule
13e-4
promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the 1940 Act. All Common Shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued Common Shares.
Under the Company’s share repurchase program, to the extent the Company offers to repurchase Common Shares in any particular quarter, the Company expects to repurchase Common Shares pursuant to quarterly tender offers (such date of the offer, the “Repurchase Date”) using a purchase price equal to the NAV per share as of the close of the last calendar day of the applicable quarter, except that Common Shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an “Early Repurchase Deduction”). The one-year
holding period is measured as of the prospective repurchase date. The Early Repurchase Deduction will be retained by the Company for the benefit of remaining shareholders.
We may, from time to time, waive the Early Repurchase Deduction in respect of repurchase of Common Shares resulting from the death, qualifying disability (as such term is defined in Section 72(m)(7) of the Code) or divorce of a shareholder who is a natural person.
In addition, our Common Shares are sold to certain feeder vehicles primarily created to hold the Company’s Shares that in turn offer interests in such feeder vehicles to
non-U.S.
persons. For such feeder vehicles and similar arrangements in certain markets, we may not apply the Early Repurchase Deduction to repurchase requests made by the feeder vehicles, including because of administrative or systems limitations.
Share Repurchases
During the year ended December 31, 2024, 20,259 shares were repurchased. There were no share repurchases completed during the Prior Year Reporting Period ended December 31, 2023.

The following table presents the share repurchases completed during the year ended December 31, 2024 (dollars in thousands except share and per share amounts):

Repurchase Request Deadline	Total Number of Shares Repurchased (all classes)	Percentage of Outstanding Shares Repurchased (1)	Price Paid Per Share	Repurchase Pricing Date	Amount Repurchased (all classes) (2)	Maximum number of shares that may yet be purchased under the repurchase plan (3)
November 29, 2024	20,259	0.2%	$24.21	December 31, 2024	$490	—

(1)	Percentage is based on total shares as of the close of the previous calendar quarter.
(2)	Amounts shown net of Early Repurchase Deduction.
(3)	All repurchase requests were satisfied in full.
Note 9. Income Taxes
Taxable income differs from net increase (decrease) in net assets resulting from operations primarily due to: (1) unrealized appreciation (depreciation) on investments, as gains and losses are generally not included in taxable income until they are realized; (2) income or loss recognition on exited investments, if any; (3) temporary differences in the recognition of expenses for book and tax purposes; and (4) other non-deductible
expenses.
The Company makes certain adjustments to the classification of net assets as a result of permanent book-to-tax
differences, which include differences in the book and tax basis of certain assets and liabilities, and non-deductible
expenses, among other items. To the extent these differences are permanent, they are charged or credited to additional paid in capital, undistributed net investment income or undistributed net realized gains on investments, as appropriate. For the year ended December 31, 2024 and the Prior Year Reporting Period ended December 31, 2023, permanent differences were as follows:

	December 31, 2024	December 31, 2023
Undistributed net investment income (loss)	$961	$379
Accumulated net realized gain (loss)	178	4
Paid in capital	(1,139)	(383)
During the year ended December 31, 2024 and the Prior Year Reporting Period ended December 31, 2023, permanent differences were principally related to non-deductible
offering costs.
The following reconciles the increase in net assets resulting from operations to taxable income for the year ended December 31, 2024 and the Prior Year Reporting Period ended December 31, 2023:

	December 31, 2024	December 31, 2023
Net increase (decrease) in net assets resulting from operations	$24,325	$212
Net realized gain (loss)	1,952	—
Net change in unrealized appreciation (depreciation)	(26)	(199)
Expenses not currently deductible and income and realized losses not currently includable	(78)	1,107
Non-deductible expenses and income not includable	1,136	383

Taxable/distributable income	$27,309	$1,503

The components of accumulated under-distributed (over-distributed) earnings as calculated on a tax basis for the taxable year ended December 31, 2024 and the Prior Year Reporting Period ended December 31, 2023 are as follows:

	December 31, 2024	December 31, 2023
Distributable ordinary income	$1,783	$255
Distributable capital gains	559	4
Net unrealized (appreciation) depreciation	(1,728)	199
Other temporary book/tax differences	78	(1,107)

Total accumulated earnings (losses) - net	$692	$(649)

Under the Regulated Investment Company Modernization Act of 2010, net capital losses recognized by the Company may get carried forward indefinitely, and retain their character as short-term and/or long-term losses. Any such losses will be deemed to arise on the first day of the next taxable year. The Company did not have any capital losses for the year ended December 31, 2024 and the Prior Year Reporting Period ended December 31, 2023.
The cost and unrealized gain (loss) of the Company’s investments, as calculated on a tax basis, at December 31, 2024 and December 31, 2023 are as follows:

	December 31, 2024	December 31, 2023
Tax cost	$653,701	$70,883
Gross unrealized appreciation	4,135	317
Gross unrealized depreciation	(5,863)	(118)

Net unrealized investment appreciation (depreciation) on investments	$(1,728)	$199

Management has analyzed the Company’s tax positions taken, or to be taken, on federal income tax returns for all open tax years and has concluded that no provision for income tax is required in the Company’s financial statements. The Company’s federal tax returns are subject to examination by the Internal Revenue Service for a period of three fiscal years after they are filed.

Note 10. Financial Highlights and Senior Securities
The following is a schedule of financial highlights for the year ended December 31, 2024 and for the Prior Year Reporting Period ended December 31, 2023:

	For the Year Ended December 31, 2024	For the Period April 28, 2023 (initial capitalization) through December 31, 2023
Per Share Data:
Net assets, beginning of period	$24.28	$—

Net investment income (loss) after excise tax (1)(2)	2.14	—
Net realized gain (loss) (1)	(0.13)	—
Net change in unrealized appreciation (depreciation) (1)	—	—

Net increase (decrease) in net assets resulting from operations (1)	2.01	0.05
Distributions declared from net investment income	(2.07)	(0.12)
Issuance of shares	—	25.00
Other (3)	(0.01)	(0.65)

Total increase (decrease) in net assets	(0.07)	24.28

Net assets, end of period	$24.21	$24.28

Shares outstanding, end of period	12,407,361	10,366,818
Total return based on NAV (4)	8.57%	(2.40)%
Ratios:
Net expenses to average net assets (5)	5.56%	6.24%
Net investment income to average net assets (5)	8.92%	0.12%
Portfolio turnover rate (6)	23.07%	0.95%
Supplemental Data:
Net assets, end of period	$300,334	$251,668
Average debt outstanding (7)	$161,319	$—
Asset coverage ratio (7)	192.2%	—

(1)	The per share data was derived by using the weighted average shares outstanding during the period.
(2)	Amount rounds to less than $0.01/share.
(3)
Includes the impact of different share amounts used in calculating per share data as a result of calculating certain per share data based on weighted average shares outstanding during the period and certain per share data based on shares outstanding as of a period end or transaction date.

(4)
Total return is calculated as the change in net asset value (“NAV”) per share during the period, plus distributions per share (assuming dividends and distributions are reinvested in accordance with the Company’s distribution reinvestment plan), if any, divided by the beginning NAV per share. Return calculations are not annualized.

(5)
For the year ended December 31, 2024, the ratio of total operating expenses to average net assets was 8.61%, excluding the effect of management fee and income based incentive fee waivers by the Adviser, if any, which represented 3.05% of average assets. For the Prior Year Reporting Period ended December 31, 2023, amounts are annualized except for organizational costs, excise tax, and management fee and income based incentive fee waivers by the Adviser, if any. For the Prior Year Reporting Period ended December 31, 2023, the ratio of total operating expenses to average net assets was 6.92% on an annualized basis, excluding the effect of management fee and income based incentive fee waivers by the Adviser, if any, which represented 0.68% of average assets.
(6)
Portfolio turnover rate is calculated using the lesser of
year-to-date
sales or
year-to-date
purchases over the average of the invested assets at fair value for the periods reported. Ratio is not annualized.

(7)	As of December 31, 2023, the Company had no debt outstanding.
The following is information about the Company’s senior securities as of December 31, 2024 and December 31, 2023:

Class and Period	Total Amount Outstanding Exclusive of Treasury Securities (1)	Asset Coverage per Unit (2)	Involuntary Liquidating Preference per Unit (3)	Average Market Value per Unit (4)
Credit Facility
December 31, 2024	$325,600	$1,922	N/A	N/A

Class and Period	Total Amount Outstanding Exclusive of Treasury Securities (1)	Asset Coverage per Unit (2)	Involuntary Liquidating Preference per Unit (3)	Average Market Value per Unit (4)
Credit Facility
December 31, 2023 (5)	$—	$—	—	N/A

(1)	Total amount of each class of senior securities outstanding at the end of the period presented, in thousands.
(2)
Asset coverage per unit is the ratio of the carrying value of our total assets, less all liabilities excluding indebtedness represented by senior securities in this table, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness and is calculated on a consolidated basis.

(3)
The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it. The “-” in this column indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.

(4)	Not applicable because the senior securities are not registered for public trading.
(5)	As of December 31, 2023, the Company had no debt outstanding under its Credit Facility.
Note 11. Segment Reporting
Operating segments are defined as components of a company that engage in business activities and for which discrete financial information is available and regularly reviewed by the chief operating decision maker (“CODM”) in deciding how to allocate resources and assess performance. In accordance with ASC 280, the Company has determined that it has a single operating segment which makes investments in accordance with the Company’s investment objectives to generate returns in the form of current income and, to a lesser extent, long-term capital appreciation investments. The Company’s CODM is comprised of the Subadviser’s Direct Lending Investment Committee and Tradeable Credit Investment Committee.
The CODM assesses the performance of, and makes the operating decisions of, the Company on a consolidated basis primarily based on the Company’s net investment income and net increase (decrease) in net assets resulting from operations. In addition to numerous other factors and metrics, the CODM utilizes net investment income and net increase (decrease) in net assets resulting from operations as key metrics in determining the amount of dividends to be distributed to the Company’s stockholders. As the Company has a single reporting segment, the segment assets are reflected on the accompanying consolidated Statement of Assets and Liabilities as “total assets,” and the significant segment expenses are listed on the accompanying consolidated Statement of Operations.

Note 12. Subsequent Events
There have been no subsequent events that occurred during such period that would require disclosure in, or would be required to be recognized in, the financial statements as of December 31, 2024, except as discussed below.
The Company received approximately $902 of net proceeds relating to the issuance a shares for subscriptions effective January 1, 2025.
On January 10, 2025, the Company was granted exemptive relief by the SEC that permits the Company to offer multiple classes of Common Shares in the public offering.
On January 31, 2025, the Company’s board declared a distribution of $0.205 per Common Share, which was paid on February February 27, 2025 to shareholders of record on January 31, 2025.
On March 3, 2025, First Eagle Holdings, Inc. announced a definitive agreement under which funds managed by Genstar Capital will make a majority investment in First Eagle Holdings, Inc. First Eagle Holdings, Inc. is the parent company to the Advisers, Genstar Capital is a private equity firm focused on investments in targeted segments of the financial services, healthcare, industrials, and software industries.
The transaction will involve the buyout of all interests in First Eagle Holdings, Inc. currently held by funds indirectly controlled by Blackstone Inc. and Corsair Capital LLC and certain related co-investors.
The transaction is expected to be completed in the second half of 2025, subject to customary closing conditions, including obtaining necessary fund and client consents and customary regulatory approvals.
As required under the 1940 Act, closing of the transaction will be deemed an “assignment” of the current investment advisory agreement between the Company and the Adviser, and the current subadvisory agreement between the Company, the Adviser and the Subadviser, which will result in automatic termination of the agreements. It is anticipated that the Board will consider a new substantially identical investment advisory agreement with FEIM and a new substantially identical subadvisory agreement with FEAC (together, the “New Advisory Agreements”). If approved by the Board, the New Advisory Agreements will be presented to the shareholders of the Fund for approval, and, if so approved by shareholders, will take effect upon closing of the transaction or such later time as shareholder approval is obtained.
The transaction is not expected to result in any change in the portfolio management of the Company or in the Company’s investment objectives or policies.
On March 12, 2025, Telmo Martins notified the Company of his intent to resign from his position as Chief Compliance Officer of the Company, effective as of April 30, 2025. Mr. Martins’ decision to resign from the Company was not due to a disagreement on any matter related to the Company’s operations, policies or practices.

Appendix A: Form of Subscription Agreement for Shares of First Eagle Private Credit Fund NOT FOR EXECUTION	May 2025

1. Your Investment

A. Investment Information

Investment Amount $

B. Investment Method

☐	By mail: Please make checks payable to FIRST EAGLE PRIVATE CREDIT FUND and attach to this agreement. *

☐	By wire: Please wire funds according to the instructions below.

Name: SS&C GIDS, Inc. as Agent for FIRST EAGLE PRIVATE CREDIT FUND

Bank Name: UMB Bank

ABA: 101000695

DDA: 9872657306

☐	Broker / Financial advisor will make payment on your behalf

* Cash and cash equivalents, including cashier’s checks/official bank checks, temporary checks, foreign checks, money orders, third party checks, and/or travelers’ checks are not accepted.

C. Share Class Selection

☐	Share Class S	☐	Share Class D **	☐	Share Class I **
	(The minimum initial investment is $2,500)		(The minimum initial investment is $2,500)		(The minimum initial investment is $1,000,000 (unless waived))

** Available for certain fee-based wrap accounts and other eligible investors as disclosed in the prospectus, as amended and supplemented.

2. Ownership Type (Select only one)

A.	Taxable Accounts

Brokerage Account Number

☐	Individual or Joint Tenant With Rights of Survivorship

☐ Transfer on Death (Optional Designation. Not Available for Louisiana Residents. See Section 3C.)

☐	Tenants in Common

☐	Community Property

☐	Uniform Gift/Transfer to Minors

State of

Date of Birth

☐	Trust (Include Certification of Investment Powers Form or 1st and Last page of Trust Documents)

☐	C Corporation

☐	S Corporation

☐	Profit-Sharing Plan

☐	Non-profit Organization

☐	Limited Liability Corporation

☐	Corporation / Partnership / Other (Corporate Resolution or Partnership Agreement Required)

B.	Non-Taxable Accounts

Custodian Account Number

☐	IRA (Custodian Signature Required)

☐	Roth IRA (Custodian Signature Required)

☐	SEP IRA (Custodian Signature Required)

☐	Rollover IRA (Custodian Signature Required)

☐	Inherited IRA

☐	Pension Plan (Include Certification of Investment Powers Form)

☐	Other

C.	Custodian Information (To Be Completed By Custodian)

Custodian Name

Custodian Tax ID#

Custodian Phone #

Custodian Stamp Here

D. Entity Name – Retirement Plan / Trust / Corporation / Partnership / Other
Trustee(s) and/or authorized signatory(s) information MUST be provided in Sections 3A and 3B

Entity Name	Tax ID Number	Date of Formation	Exemptions (See Form W-9 instructions at www.irs.gov)

Entity Address (Legal Address. Required)

Entity Type (Select one. Required)

☐ Retirement Plan ☐ Trust ☐ S-Corp ☐ C-Corp ☐ LLC ☐ Partnership		Exempt payee code (if any)
☐ Other	Jurisdiction (if Non-U.S.)
(Attach a completed applicable Form W-8)
Exemption from FATCA reporting code (if any)

3. Investor Information

A.	Investor Name (Investor / Trustee / Executor / Authorized Signatory Information)

Residential street address MUST be provided. See Section 4 if mailing address is different than residential street address

First Name	(MI)	Last Name

Social Security Number / Tax ID		Date of Birth (MM/DD/YYYY)	Daytime Phone Number

Residential Street Address		City	State	Zip Code

Email Address

If you are a non-U.S. citizen, please specify your country of citizenship (required):

☐ Resident Alien ☐ Non-Resident Alien (Attach a completed Form W-8BEN, Rev. October 2021)
Country of Citizenship

Please specify if you are a First Eagle employee/officer/director/affiliate (required):	☐ First Eagle Employee	☐ First Eagle Officer or Director

☐ Immediate Family Member of First Eagle Officer or Director	☐ First Eagle Affiliate	☐ Not Applicable

B.	Co-Investor Name (Co-Investor / Co-Trustee / Co-Authorized Signatory Information, if applicable)

First Name	(MI)	Last Name

Social Security Number / Tax ID		Date of Birth (MM/DD/YYYY)	Daytime Phone Number

Residential Street Address		City	State	Zip Code

Email Address

If you are a non-U.S. citizen, please specify your country of citizenship (required):

☐ Resident Alien ☐ Non-Resident Alien (Attach a completed Form W-8BEN, Rev. October 2021)
Country of Citizenship

Please specify if you are a First Eagle employee/officer/director/affiliate (required):	☐ First Eagle Employee	☐ First Eagle Officer or Director

☐ Immediate Family Member of First Eagle Officer or Director	☐ First Eagle Affiliate	☐ Not Applicable

C.

Transfer on Death Beneficiary Information (Individual or Joint Account with rights of survivorship only. Not available for Louisiana residents. Beneficiary date of birth required. Whole percentages only; must equal 100%.)

First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %

First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %

First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %

First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %

Custodian/Guardian for a minor Beneficiary (required, cannot be same as Investor or Co-Investor):

D.	ERISA Plan Asset Regulations

All investors are required to complete Appendix B attached hereto.

4. Contact Information (If different than provided in Section 3A)

Mailing Address	City	State	Zip Code

5. Select How You Want to Receive Your Distributions (Please Read Entire Section and Select Only One)

You are automatically enrolled in our Distribution Reinvestment Plan, unless you are a resident of ALABAMA, ARKANSAS, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, NEBRASKA, NEW JERSEY, NORTH CAROLINA, OHIO, OKLAHOMA, OREGON, VERMONT OR WASHINGTON.

☐ If you are not a resident of the states listed above, you are automatically enrolled in the Distribution Reinvestment Plan; please check here if you DO NOT wish to be enrolled in the Distribution Reinvestment Plan and complete the Cash Distribution Information section below.

ONLY complete the following information if you do not wish to enroll in the Distribution Reinvestment Plan. For custodial held accounts, if you elect cash distributions the funds must be sent to the custodian.

A.	☐ Check mailed to street address in 3A (only available for non-custodial investors).

B.	☐ Check mailed to secondary address in 3B (only available for non-custodial investors).

C.	☐ Direct Deposit by ACH (only available for non-custodial investors). PLEASE ATTACH A PRE-VOIDED CHECK

D.	☐ Check mailed to Third party Financial Institution (complete section below)

☐ If you ARE a resident of Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Vermont or Washington, you are not automatically enrolled in the Distribution Reinvestment Plan. Please check here if you wish to enroll in the Distribution Reinvestment Plan. You will automatically receive cash distributions unless you elect to enroll in the Distribution Reinvestment Plan.

I authorize First Eagle Private Credit Fund or its agent to deposit my distribution into my checking or savings account. This authority will remain in force until I notify First Eagle Private Credit Fund in writing to cancel it. In the event that First Eagle Private Credit Fund deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Financial Institution Name	Mailing Address	City	State	Zip Code

Your Bank’s ABA Routing Number		Your Bank Account Number

6. Broker / Financial Advisor Information (Required information. All fields must be completed.)

The Financial Advisor must sign below to complete the order. The Financial Advisor hereby warrants that he/she is duly licensed and may lawfully sell shares in the state designated as the investor’s legal residence.

Broker	Financial Advisor Name

Advisor Mailing Address

City	State	Zip Code

Financial Advisor Number	Branch Number	Telephone Number

E-mail Address	Fax Number

Operations Contact Name	Operations Contact Email Address

Please note that unless previously agreed to in writing by First Eagle Private Credit Fund, all sales of securities must be made through a Broker, including when an RIA has introduced the sale. In all cases, Section 6 must be completed.

The undersigned confirm(s), which confirmation is made on behalf of the Broker with respect to sales of securities made through a Broker, that they (i) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) have discussed such investor’s prospective purchase of shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the shares; (iv) have delivered or made available a current prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these shares for his or her own account; (vi) have reasonable grounds to believe that the purchase of shares is a suitable investment for such investor, taking into account such investor’s age, investment objectives, investment experience, income, net worth, financial situation and other investments of the prospective investor, as well as any other pertinent factors, that such investor meets the suitability standards applicable to such investor set forth in the prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto; and (vii) have advised such investor that the shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the prospectus. The undersigned Broker, Financial Advisor or Financial Representative listed in Section 6 further represents and certifies that, in connection with this subscription for shares, he/she has complied with and has followed all applicable policies and procedures of his or her firm relating to, and performed functions required by, federal and state securities laws, rules promulgated under the Securities Exchange Act of 1934, as amended, including, but not limited to Rule 15l-1 (“Regulation Best Interest”) and FINRA rules and regulations including, but not limited to Know Your Customer, Suitability and PATRIOT Act (Anti Money Laundering, Customer Identification) as required by its relationship with the investor(s) identified on this document.

THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS HEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE.

If you do not have another broker or other financial intermediary introducing you to First Eagle Private Credit Fund, then FEF Distributors, LLC may be deemed to act as your broker of record in connection with any investment in First Eagle Private Credit Fund. FEF Distributors, LLC is not a full-service broker-dealer and may not provide the kinds of financial services that you might expect from another financial intermediary, such as holding securities in an account. If FEF Distributors, LLC is your broker of record, then your shares will be held in your name on the books of First Eagle Private Credit Fund. FEF Distributors, LLC will not monitor your investments, and has not and will not make any recommendation regarding your investments. If you want to receive financial advice regarding a prospective investment in the shares, contact your broker or other financial intermediary.

X			X
	Financial Advisor Signature	Date		Branch Manager Signature (If required by Broker)	Date

7. Electronic Delivery Form (Optional)

Instead of receiving paper copies of the prospectus, prospectus supplements, annual reports, proxy statements, and other shareholder communications and reports, you may elect to receive electronic delivery of shareholder communications from First Eagle Private Credit Fund. If you would like to consent to electronic delivery, including pursuant to email, please check the box below for this election.

We encourage you to reduce printing and mailing costs and to conserve natural resources by electing to receive electronic delivery of shareholder communications and statement notifications. By consenting below to electronically receive shareholder communications, including your account-specific information, you authorize said offering(s) to either (i) email shareholder communications to you directly or (ii) make them available on our website and notify you by email when and where such documents are available. You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials.

By consenting to electronic access, you will be responsible for certain costs, such as your customary internet service provider charges, and may be required to download software in connection with access to these materials. You understand this electronic delivery program may be changed or discontinued and that the terms of this agreement may be amended at any time. You understand that there are possible risks associated with electronic delivery such as emails not transmitting, links failing to function properly and system failure of online service providers, and that there is no warranty or guarantee given concerning the transmissions of email, the availability of the website, or information on it, other than as required by law.

Initials      I consent to electronic delivery ☐

E-mail Address

If blank, the email provided in Section 4 will be used.

8. Subscriber Signatures

First Eagle Private Credit Fund is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, First Eagle Private Credit Fund may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

Please separately initial each of the representations below. A power of attorney to make representations on behalf of an investor can only be granted for fiduciary accounts; if applicable, by signing the Subscription Agreement you represent and warrant that you have the requisite authority. In order to induce First Eagle Private Credit Fund to accept this subscription, I hereby represent and warrant to you as follows:

8a. Please Note: All Items in this section 8.a. must be read and initialed

	Primary Investor Initials	Co-Investor Initials
(i) I have received the prospectus (as amended or supplemented) for First Eagle Private Credit Fund at least five business days prior to the date hereof.
	Initials	Initials

(ii)  I have (A) a minimum net worth (not including home, home furnishings and personal automobiles) of at least $250,000, or (B) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000.

	Initials	Initials

(iii) In addition to the general suitability requirements described above, I meet the higher suitability requirements, if any, imposed by my state of primary residence as set forth in the prospectus under “SUITABILITY STANDARDS.”

	Initials	Initials

(iv) I am (i) an entity that was formed for the purpose of purchasing shares, in which each individual that owns an interest in such entity meets the general suitability requirements described above OR (ii) I am an individual or entity not formed for such purpose.

	Initials	Initials
(v) I acknowledge that there is no public market for the shares, shares of this offering are not liquid and appropriate only as a long-term investment.
	Initials	Initials

(vi) I acknowledge that the shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the prospectus.

	Initials	Initials

(vii)  I am purchasing the shares for my own account, or if I am purchasing shares on behalf of a trust or other entity of which I am a trustee or authorized agent, I have due authority to execute this subscription agreement and do hereby legally bind the trust or other entity of which I am trustee or authorized agent.

	Initials	Initials
(viii) I acknowledge that First Eagle Private Credit Fund may enter into transactions with First Eagle affiliates that involve conflicts of interest as described in the prospectus.
	Initials	Initials

(ix) I acknowledge that subscriptions must be submitted at least five business days prior to first day of each month my investment will be executed as of the first day of the applicable month at the NAV per share as of the day preceding day. I acknowledge that I will not know the NAV per share at which my investment will be executed at the time I subscribe and the NAV per share will generally be made available at www.FEPCF.com as of the last day of each month within 20 business days of the first day of the following month.

	Initials	Initials

(x)   I acknowledge that my subscription request will not be accepted any earlier than two business days before the first calendar day of each month. I acknowledge that I am not committed to purchase shares at the time my subscription order is submitted and I may cancel my subscription at any time before the time it has been accepted as described in the previous sentence. I understand that I may withdraw my purchase request by notifying the transfer agent, through my financial intermediary or directly on First Eagle Private Credit Fund’s toll-free, automated telephone lines, 800-913-3124 and 833-419-4263.

	Initials	Initials

8b. If you live in any of the following jurisdictions, please complete Appendix A to First Eagle Private Credit Fund Subscription Agreement: Alabama, California, Idaho, Iowa, Kansas, Kentucky, Maine, Massachusetts, Missouri, Nebraska, New Jersey, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Puerto Rico, Tennessee, and Vermont

In the case of sales to fiduciary accounts, the minimum standards in Appendix A shall be met by the beneficiary, the fiduciary account, or, by the donor or grantor, who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

If you do not have another broker or other financial intermediary introducing you to First Eagle Private Credit Fund, then FEF Distributors, LLC may be deemed to be acting as your broker of record in connection with any investment in First Eagle Private Credit Fund. For important information in this respect, see Section 6 above. I declare that the information supplied in this Subscription Agreement is true and correct and may be relied upon by First Eagle Private Credit Fund. I acknowledge that the Broker / Financial Advisor (Broker / Financial Advisor of record) indicated in Section 6 of this Subscription Agreement and its designated clearing agent, if any, will have full access to my account information, including the number of shares I own, tax information (including the Form 1099) and redemption information. Investors may change the Broker / Financial Advisor of record at any time by contacting First Eagle Private Credit Fund at 800-913-3124 and as indicated in Section 9 below.

SUBSTITUTE IRS FORM W-9 CERTIFICATIONS (required for U.S. investors):

Under penalties of perjury, I certify that:

(1)	The number shown on this Subscription Agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2)

I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)	I am a U.S. citizen or other U.S. person (including a resident alien) (defined in IRS Form W-9); and

(4)	The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

X			X
	Signature of Investor	Date		Signature of Co-Investor or Custodian (If applicable)	Date

(MUST BE SIGNED BY CUSTODIAN OR TRUSTEE IF PLAN IS ADMINISTERED BY A THIRD PARTY)

9. Miscellaneous

If investors participating in the Distribution Reinvestment Plan or making subsequent purchases of shares of First Eagle Private Credit Fund experience a material adverse change in their financial condition or can no longer make the representations or warranties set forth in Section 8 above, they are asked to promptly notify First Eagle Private Credit Fund and the Broker in writing. The Broker may notify First Eagle Private Credit Fund if an investor participating in the Distribution Reinvestment Plan can no longer make the representations or warranties set forth in Section 8 above, and First Eagle Private Credit Fund may rely on such notification to terminate such investor’s participation in the Distribution Reinvestment Plan.

No sale of shares may be completed until at least five business days after you receive the final prospectus. To be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price at least five business prior to the first calendar day of the month (unless waived). You will receive a written confirmation of your purchase.

All items on the Subscription Agreement must be completed in order for your subscription to be processed. Subscribers are encouraged to read the prospectus in its entirety for a complete explanation of an investment in the shares of First Eagle Private Credit Fund.

Return the completed Subscription Agreement to:

First Eagle Private Credit Fund

PO Box 219599

Kansas City, MO 64121-9929

Street and Overnight Address (suite number MUST be included):

First Eagle Private Credit Fund

430 W 7th Street, Suite 219599

Kansas City, MO 64105-1407

Appendix A

For purposes of determining whether you satisfy the standards below, your net worth is calculated excluding the value of your home, home furnishings and automobiles, and, unless otherwise indicated, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

Investors in the following states have the additional suitability standards as set forth below.

	Primary Investor Initials	Co-Investor Initials
If I am an Alabama resident, in addition to the suitability standards set forth above, an investment in First Eagle Private Credit Fund will only be sold to me if I have a liquid net worth of at least 10 times my investment in First Eagle Private Credit Fund and its affiliates.
	Initials	Initials
If I am a California resident, I may not invest more than 10% of my liquid net worth in First Eagle Private Credit Fund and must have either (a) a liquid net worth of $350,000 and annual gross income of $65,000 or (b) a liquid net worth of $500,000. If I am an accredited investor as defined in Regulation D under the Securities Act of 1933, as amended, I am not subject to the foregoing investment concentration limit.
	Initials	Initials
If I am an Idaho resident, I must have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. Additionally, the total investment in First Eagle Private Credit Fund shall not exceed 10% of my liquid net worth.
	Initials	Initials
If I am an Iowa resident, I (i) have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000; and (ii) limit my aggregate investment in this offering and in the securities of other non-traded business development companies to 10% of my liquid net worth.
	Initials	Initials

If I am a Kansas resident, I understand that the Securities Commissioner of Kansas recommends that I limit my total investment in First Eagle Private Credit Fund’s securities and other similar investments to not more than 10% of my liquid net worth.
	Initials	Initials

If I am a Kentucky resident, I may not invest more than 10% of my liquid net worth in First Eagle Private Credit Fund or its affiliates.
	Initials	Initials
If I am a Maine resident, I acknowledge that it is recommended by the Maine Office of Securities that my aggregate investment in this offering and similar direct participation investments not exceed 10% of my liquid net worth.
	Initials	Initials
If I am a Massachusetts resident, in addition to the suitability standards set forth above, I must have either (a) a minimum liquid net worth of $100,000 and a minimum annual gross income of $85,000, or (b) a minimum liquid net worth of $350,000. In addition, my investment in First Eagle Private Credit Fund, its affiliates and other non-publicly-traded direct investment programs (including real estate investment trusts, BDCs, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed 10% of my liquid net worth.
	Initials	Initials
If I am a Missouri resident, in addition to the suitability standards set forth above, no more than 10% of my liquid net worth shall be invested in First Eagle Private Credit Fund.
	Initials	Initials

	Primary Investor Initials	Co-Investor Initials
If I am a Nebraska resident, in addition to the suitability standards set forth above, I must limit my aggregate investment in this offering and the securities of other business development companies to 10% of my net worth. If I am an accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, I am not subject to the foregoing investment concentration limit.
	Initials	Initials
If I am a New Jersey resident, (1) I have either (a) a minimum liquid net worth of $100,000 and a minimum annual gross income of $85,000, or (b) a minimum liquid net worth of $350,000. In addition, my total investment in First Eagle Private Credit Fund, its affiliates and other non-publicly-traded direct investment programs (including real estate investment trusts, BDCs, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of my liquid net worth.
	Initials	Initials

If I am a New Mexico resident, in addition to the general suitability standards listed above, I may not invest, and First Eagle Private Credit Fund may not accept from me, more than ten percent (10%) of my liquid net worth in shares of First Eagle Private Credit Fund, its affiliates and in other non-traded business development companies.
	Initials	Initials

If I am a North Dakota resident, I must have a net worth of at least ten times my investment in First Eagle Private Credit Fund.
	Initials	Initials
If I am an Ohio resident, I may not invest more than 10% of my liquid net worth in First Eagle Private Credit Fund, its affiliates, and other non-traded business development companies. This condition does not apply, directly or indirectly, to federally covered securities.
	Initials	Initials

If I am an Oklahoma resident, I may not invest more than 10% of my liquid net worth in First Eagle Private Credit Fund.
	Initials	Initials
If I am an Oregon resident, in addition to the suitability standards set forth above, I may not invest more than 10% of my liquid net worth in First Eagle Private Credit Fund and its affiliates.
	Initials	Initials
If I am a Puerto Rico resident, I may not invest more than 10% of my liquid net worth in First Eagle Private Credit Fund, its affiliates and other non-traded business development companies.
	Initials	Initials

If I am a Tennessee resident, I must have a liquid net worth of at least ten times my investment in First Eagle Private Credit Fund.
	Initials	Initials
If I am a Vermont resident and I am an accredited investor in Vermont, as defined in 17 C.F.R. § 230.501, I may invest freely in this offering. In addition to the suitability standards described above, if I am a non-accredited Vermont investor, I may not purchase an amount in this offering that exceeds 10% of my liquid net worth.
	Initials	Initials

Appendix B: Additional Questionnaire

Instructions: All purchasers please complete this Appendix B in its entirety.

1. Are you, or are you investing on behalf of, a “benefit plan investor” within the meaning of the Plan Asset Regulations1 or will you use the assets of a “benefit plan investor”2 to invest in First Eagle Private Credit Fund?

☐  Yes   ☐   No

2. If Question (1) above is “yes” please indicate what percentage of the purchaser’s assets invested in First Eagle Private Credit Fund are considered to be the assets of “benefit plan investors” within the meaning of the Plan Asset Regulations:

_____%

3. If you are investing the assets of an insurance company general account please indicate what percentage of the insurance company general account’s assets invested in First Eagle Private Credit Fund are the assets of “benefit plan investors” within the meaning of the Employee Retirement Income Security Act of 1974, as amended, or the regulations promulgated thereunder?

_____%

4. Please indicate if you are “Controlling Person” defined as: (i) a person (including an entity), other than a “benefit plan investor” who has discretionary authority or control with respect to the assets of First Eagle Private Credit Fund, a person who provides investment advice for a fee (direct or indirect) with respect to such assets, or any “affiliate” of such a person. An “affiliate” of a person includes any person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the person. For purposes of this definition, “control,” with respect to a person other than an individual, means the power to exercise a controlling influence over the management or policies of such person.

☐  Yes   ☐   No

By purchasing and accepting our shares by or on behalf of any “benefit plan investor” or other plan, fund or program that provides for retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, you will be deemed to have represented and warranted that the purchase and holding of the shares by you will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any other applicable laws.

[1]

“Plan Asset Regulations” means the regulations issued by the United States Department of Labor at Section 2510.3-101, Title 29 of the United States Code of Federal Regulations, as modified by Section 3(42) of ERISA, as the same may be amended from time to time.

[2]

The term “benefit plan investor” includes, for e.g.: (i) an “employee benefit plan” as defined in section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA (such as employee welfare benefit plans (generally, plans that provide for health, medical or other welfare benefits) and employee pension benefit plans (generally, plans that provide for retirement or pension income)); (ii) a“plan” described in section 4975(e)(1) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), that is subject to section 4975 of the Code (including, for e.g., an “individual retirement account”, an “individual retirement annuity”, a “Keogh” plan, a pension plan, an Archer MSA described in section 220(d) of the Code, a Coverdell education savings account described in section 530 of the Code and a health savings account described in section 223(d) of the Code) and (iii) an entity that is, or whose assets would be deemed to constitute the assets of, one or more “employee benefit plans” or “plans” (such as for e.g., a master trust or a plan assets fund) under ERISA or the Plan Asset Regulations.

B-1

First Eagle Private Credit Fund

Maximum Offering of $5,000,000,000 in Common Shares

PROSPECTUS

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to make any representations other than those contained in this prospectus and supplemental literature authorized by First Eagle Private Credit Fund and referred to in this prospectus, and, if given or made, such information and representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

May 1, 2025

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of First Eagle Private Credit Fund are included in Part A of this Registration Statement.

Report of Independent Registered Public Accounting Firm - PCAOB ID 238	F-2
Consolidated Financial Statements:
Consolidated Statement of Assets and Liabilities as of December 31, 2024 and December 31, 2023	F-3
Consolidated Statement of Operations for the year ended December 31, 2024 and for the period April 28, 2023 (initial capitalization) through December 31, 2023	F-4
Consolidated Statements of Changes in Net Assets for the year ended December 31, 2024 and for the period April 28, 2023 (initial capitalization) through December 31, 2023	F-5
Consolidated Statement of Cash Flows for the year ended December 31, 2024 and for the period April 28, 2023 (initial capitalization) through December 31, 2023	F-6
Consolidated Schedule of Investments as of December 31, 2024 and December 31, 2023	F-7

(2) Exhibits

(a)(1)	Certificate of Trust (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form 10, filed on April 3, 2023).

(a)(2)	Third Amended and Restated Declaration of Trust (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on March 11, 2025).

(b)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K, filed on March 11, 2025).

(c)	Not applicable.

(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A).

(e)	Amended and Restated Dividend Reinvestment Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K, filed March 14, 2025).

(f)	Not applicable.

(g)(1)	Amended and Restated Investment Advisory Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on March 11, 2025).

(g)(2)	Amended and Restated Subadvisory Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on March 11, 2025).

(h)(1)	Intermediary Manager Agreement between First Eagle Private Credit Fund and the Intermediary Manager (incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K, filed on March 14, 2025).

(h)(2)	Form of Selected Intermediary Agreement (Included as Exhibit A to the Intermediary Manager Agreement).

(h)(3)	Distribution and Service Plan (incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K, filed on March 14, 2025).

(i)	Not applicable.

(j)	Custody Agreement (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form 10 Amendment No. 1, filed on May 31, 2023).

(k)(1)	Amended and Restated Administration Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K, filed on March 11, 2025).

(k)(2)	Transfer Agency Agreement (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form 10, filed on May 31, 2023).

(k)(3)	Multiple Class Plan (incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-K, filed on March 14, 2025).

(k)(4)	Expense Support and Conditional Reimbursement Agreement (incorporated by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K, filed on March 14, 2025).

(k)(5)	Fee Waiver Letter Delivered to First Eagle Private Credit Fund by First Eagle Investment Management, LLC and First Eagle Alternative Credit, LLC, dated as of December 17, 2024 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on December 17, 2024).

(k)(6)	Fee Waiver Letter Delivered to First Eagle Private Credit Fund by First Eagle Investment Management, LLC and First Eagle Alternative Credit, LLC, dated as of April 22, 2025 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on April 25, 2025).

(l)	Opinion of Richards, Layton & Finger, P.A. (incorporated by reference to Exhibit (l) to the Registrant’s Registration Statement on Form N-2, filed on April 24, 2024).

(m)	Not applicable.

(n)(1)	Consent of Independent Registered Public Accounting Firm.*

(n)(2)	Power of Attorney (incorporated by reference to Exhibit (n)(2) to the Registrant’s Registration Statement on Form N-2, filed on April 24, 2024).

(o)	Not applicable.

(p)	Not applicable.

(q)	Not applicable.

(r)(1)	The Fund’s Code of Ethics (incorporated by reference to Exhibit 14.9 to the Registrant’s Registration Statement on Form 10, filed on April 3, 2023).

(r)(2)	The Adviser’s and Subadviser’s Code of Ethics (incorporated by reference to Exhibit 14.10 to the Registrant’s Registration Statement on Form 10, filed on May 31, 2023).

(s)	Filing Fee Exhibit (incorporated by reference to Exhibit (s) to the Registrant’s Registration Statement on Form N-2, filed on June 3, 2024).

101.INS	Inline XBRL Instance Document.*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

SEC registration fee	$738,000
FINRA filing fee	$225,500
Legal	$3,000,000	*
Printing	$200,000	*
Accounting	$70,000	*
Blue Sky Expenses	$350,000	*
Advertising and Sales Literature	$100,000	*
Due Diligence	$50,000	*
Miscellaneous fees and expenses	$745,000	*
Total	$5,478,500
* Amounts are estimated.

Item 28. Persons Controlled By or Under Common Control

The following list sets forth each of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

Controlling Entity	Name of Entity and Place of Jurisdiction	Nature of Control
First Eagle Private Credit Fund	First Eagle Private Credit Fund SPV, LLC (Delaware)	Controlling entity owns 100% of equity
First Eagle Private Credit Fund	First Eagle Private Credit Fund BSL SPV I, LLC (Delaware)	Controlling entity owns 100% of equity
First Eagle Private Credit Fund	FEPC Fund Servicer, LLC (Delaware)	Controlling entity owns 100% of equity

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s common shares of beneficial interest at April 30, 2025.

Title of Class	Number of Record Holders
Class I	4
Class S	0
Class D	0
Total	4

Item 30. Indemnification

The information contained under the heading “Description of our Shares” and “Advisory Agreement, Subadvisory Agreement and Administration Agreement” is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant carries liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

The Registrant has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Item 31. Business and Other Connections of Adviser

The descriptions of FEIM and FEAC under the caption “Management of the Fund” in Part A of this Registration Statement are incorporated by reference herein. Information as to the trustees and officers of FEIM and FEAC, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the trustees and officers of FEIM and FEAC in the last two years, is included in their respective applications for registration as an investment adviser on Form ADV (File Nos. 801-50659 and 801-71201, respectively) filed under the Advisers Act and is incorporated herein by reference.

Item 32. Location of Accounts and Records

The books, accounts and records of the Registrant required by Section 31(a) under the 1940 Act, as amended and the rules promulgated thereunder are maintained at the offices of:

1)	the Registrant at 1345 Avenue of the Americas, New York, New York 10105;

2)	the transfer agent at 430 W 7th Street, Kansas City, Missouri 64105-1407;

3)	the custodian at 777 E. Wisconsin Ave., Milwaukee, WI 53202.

4)	the investment advisers at 1345 Avenue of the Americas, New York, New York 10105; and

5)	the administrator at 1345 Avenue of the Americas, New York, New York 10105.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply if the registration statement is filed pursuant to General Instruction A.2 of this Form and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement

(b)

that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B:

(A)

each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)

if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes:

(a)

for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)

for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	Not applicable.

6.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.

The Registrant undertakes to send by first-class mail or other means designed to ensure equally prompt delivery within two (2) business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on the 30th day of April, 2025.

First Eagle Private Credit Fund

By:	/s/ David O’Connor*
Name:	David O’Connor
Title:	President, Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on the 30th day of April, 2025.

By:	/s/ David O’Connor*
Name:	David O’Connor
Title:	President, Chief Executive Officer and Trustee

By:	/s/ Jennifer M. Wilson*
Name:	Jennifer M. Wilson
Title:	Chief Financial Officer and Treasurer

By:	/s/ Nancy Hawthorne*
Name:	Nancy Hawthorne
Title:	Trustee

By:	/s/ Rajender Chandhok*
Name:	Rajender Chandhok
Title:	Trustee

By:	/s/ Patrick Coyne*
Name:	Patrick Coyne
Title:	Trustee

By:	/s/ Stuart George*
Name:	Stuart George
Title:	Trustee

By:	/s/ Laurence Smith*
Name:	Laurence Smith
Title:	Trustee

*By:	/s/ Sabrina Rusnak-Carlson
Sabrina Rusnak-Carlson
As Agent or Attorney-in-Fact

The original powers of attorney authorizing David O’Connor, Jennifer Wilson and Sabrina Rusnak-Carlson to execute the Registration Statement, and any amendments thereto, for the trustees and officers of the Registrant on whose behalf this Amendment is filed have been executed and filed as exhibits to the Registration Statement.

EXHIBIT INDEX

(n)(1)	Consent of Independent Registered Public Accounting Firm
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).